As filed with the Securities and Exchange Commission on December 5, 2006
Registration No. 333-137758

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BROCADE COMMUNICATIONS SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3576	77-0409517
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Tyler Wall, Esq.
Vice President and General Counsel
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Thomas O. McGimpsey, Esq. Executive Vice President, Business Development and Chief Legal Officer McDATA Corporation 11802 Ridge Parkway Broomfield, CO 80021 (720) 558-8000	Darren R. Hensley, Esq.
John P.J. Kim, Esq.
Hensley Kim & Edgington, LLC
1660 Lincoln Street, Suite 3050
Denver, CO 80264
(720) 377-0770

Thomas A. Roberts, Esq.
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10053
(212) 210-8000

Approximate date of commencement of proposed sale to the public:  Upon consummation of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. BROCADE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2006

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

To Brocade Stockholders and McDATA Stockholders:

The boards of directors of Brocade Communications Systems, Inc. and McDATA Corporation have each unanimously approved Brocade’s acquisition of McDATA pursuant to the Agreement and Plan of Reorganization, dated August 7, 2006, as amended, by and among Brocade, Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade, and McDATA, or the merger agreement. The proposed transaction consists of the merger of a wholly-owned subsidiary of Brocade with and into McDATA, with McDATA continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Brocade.

Upon the completion of the proposed merger, McDATA stockholders will receive 0.75 of a share of Brocade common stock for each share of McDATA Class A or Class B common stock they own as of the effective time of the merger. The fixed ratio for exchange will not be adjusted prior to consummation of the merger, other than to reflect any stock splits, combinations or the like. Brocade common stock is traded on the Nasdaq Global Select Market under the trading symbol “BRCD.” On December 4, 2006, the last trading day prior to the date of this joint proxy statement/prospectus, Brocade common stock closed at $9.10 per share.

The merger cannot be completed unless McDATA stockholders adopt the merger agreement and Brocade stockholders approve the issuance of Brocade common stock in connection with the merger, each at their respective special stockholders meetings. More detailed information about Brocade, McDATA and the proposed merger is contained in this joint proxy statement/prospectus. We encourage you to carefully read this joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 24.

The McDATA board of directors unanimously recommends that McDATA stockholders vote “FOR” the adoption of the merger agreement. The Brocade board of directors unanimously recommends that Brocade stockholders vote “FOR” the issuance of Brocade common stock in connection with the merger.

The date, time and place of each of the special stockholders meetings are as follows:

For Brocade stockholders:	For McDATA stockholders:
January 25, 2007	January 25, 2007
1:00 p.m. local time	10:00 a.m. local time
1745 Technology Drive	11802 Ridge Parkway
San Jose, California 95110	Broomfield, Colorado 80021

Your vote is very important. Whether or not you plan to attend Brocade’s or McDATA’s special stockholders meeting, please take the time to vote by completing and mailing to us the enclosed proxy card. If your shares are held in “street name,” you must instruct your broker in order to vote. Failing to vote at the McDATA special meeting, in person or by proxy, will have the effect of a vote against the adoption of the merger agreement.

Sincerely,	Sincerely,

Michael Klayko	John A. Kelley
Chief Executive Officer	Chairman, President and Chief Executive Officer
Brocade Communications Systems, Inc.	McDATA Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF BROCADE TO BE ISSUED PURSUANT TO THE MERGER, OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated December 5, 2006, and is first being mailed to stockholders of Brocade and McDATA on or about December 7, 2006.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Brocade Communications Systems, Inc. and McDATA Corporation from documents that Brocade and McDATA have filed with the Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus.

Brocade will provide you with copies of information relating to Brocade, without charge, upon written or oral request to:

BROCADE COMMUNICATIONS SYSTEMS, INC.
1745 Technology Drive
San Jose, California 95110
Attention: Investor Relations
Telephone: (408) 333-5767

PLEASE REQUEST DOCUMENTS FROM BROCADE NO LATER THAN JANUARY 18, 2007. UPON REQUEST, BROCADE WILL MAIL ANY DOCUMENTS TO YOU BY FIRST CLASS MAIL BY THE NEXT BUSINESS DAY.

In addition, you may obtain copies of this information from Brocade’s website, http://www.brocade.com, or by sending an email to investor-relations@brocade.com. Information contained on Brocade’s website does not constitute part of this joint proxy statement/prospectus.

McDATA will provide you with copies of information relating to McDATA, without charge, upon written or oral request to:

McDATA CORPORATION
11802 Ridge Parkway
Broomfield, Colorado 80021
Attention: Investor Relations
Telephone: (720) 558-8000

PLEASE REQUEST DOCUMENTS FROM McDATA NO LATER THAN JANUARY 18, 2007. UPON REQUEST, McDATA WILL MAIL ANY DOCUMENTS TO YOU BY FIRST CLASS MAIL BY THE NEXT BUSINESS DAY.

In addition, you may obtain copies of this information from McDATA’s website, http://www.mcdata.com, or by sending an email to investor_relations@mcdata.com. Information contained on McDATA’s website does not constitute part of this joint proxy statement/prospectus.

See the section entitled “Where You Can Find More Information” beginning on page 147 of this joint proxy statement/prospectus for more information about the documents incorporated by reference in this joint proxy statement/prospectus.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus in deciding how to vote on each of the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December 5, 2006. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Brocade and Worldcup Merger Corporation has been provided by Brocade and Worldcup Merger Corporation, and information contained in this joint proxy statement/prospectus regarding McDATA has been provided by McDATA.

BROCADE COMMUNICATIONS SYSTEMS, INC.
1745 Technology Drive
San Jose, California 95110
(408) 333-8000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held January 25, 2007

Dear Stockholders of Brocade Communications Systems, Inc.:

You are cordially invited to a special meeting of stockholders of Brocade Communications Systems, Inc. at its headquarters located at 1745 Technology Drive, San Jose, California 95110, on January 25, 2007, at 1:00 p.m. local time. Only stockholders who hold shares of Brocade Communications Systems, Inc. common stock at the close of business on November 30, 2006, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, you will be asked to consider and vote upon and approve the following proposal:

The issuance of shares of Brocade Communications Systems, Inc. common stock in connection with the merger contemplated by the Agreement and Plan of Reorganization, dated as of August 7, 2006, as amended, by and among Brocade Communications Systems, Inc., Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade Communications Systems, Inc., and McDATA Corporation.

No other business will be conducted at the special meeting. This proposal is described more fully in this joint proxy statement/prospectus. Please give your careful attention to all of the information in this joint proxy statement/prospectus.

Brocade Communications Systems, Inc.’s board of directors has unanimously approved the issuance of Brocade Communications Systems, Inc. common stock in connection with the merger and recommends that Brocade stockholders vote “FOR” the proposal.

This joint proxy statement/prospectus contains detailed information about Brocade Communications Systems, Inc., McDATA Corporation and the proposed merger. We urge you to read this joint proxy statement/prospectus carefully and in its entirety. In particular, see the section entitled “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus for a discussion of the risks related to the merger. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of Brocade Stockholders” beginning on page 56.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it may make it more difficult for Brocade Communications Systems, Inc. to approve the issuance of Brocade common stock in connection with the merger because your shares may not be counted for purposes of determining whether a quorum is present at the special meeting.

By Order of the Board of Directors,

Tyler Wall
Vice President, General Counsel and Corporate
Secretary

San Jose, California
December 5, 2006

McDATA CORPORATION
11802 Ridge Parkway
Broomfield, Colorado 80021
(720) 558-8000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held January 25, 2007

Dear Stockholders of McDATA Corporation:

You are cordially invited to a special meeting of stockholders of McDATA Corporation at its headquarters located at 11802 Ridge Parkway, Broomfield, Colorado, 80021, on January 25, 2007, at 10:00 a.m. local time. Only stockholders who hold shares of McDATA Corporation Class A or Class B common stock at the close of business on November 30, 2006, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, you will be asked to consider and vote upon and approve the following proposal:

Adoption of the Agreement and Plan of Reorganization, dated as of August 7, 2006, as amended, among McDATA Corporation, Brocade Communications Systems, Inc. and Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade Communications Systems, Inc.

No other business will be conducted at the special meeting. This proposal is described more fully in this joint proxy statement/prospectus. Please give your careful attention to all of the information in this joint proxy statement/prospectus.

McDATA Corporation’s board of directors has unanimously approved the merger agreement and recommends that McDATA stockholders vote “FOR” adoption of the merger agreement.

This joint proxy statement/prospectus contains detailed information about McDATA Corporation, Brocade Communications Systems, Inc., and the proposed merger. We urge you to read this joint proxy statement/prospectus carefully and in its entirety. In particular, see the section entitled “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus for a discussion of the risks related to the merger and owning Brocade common stock. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/prospectus entitled “The Special Meeting of McDATA Stockholders” beginning on page 60.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as a vote against the proposal to adopt the merger agreement and make it more difficult for McDATA Corporation to achieve a quorum at the special meeting.

By Order of the Board of Directors,

Thomas O. McGimpsey
Executive Vice President, Chief Legal Officer and
Secretary

Broomfield, Colorado
December 5, 2006

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND SPECIAL MEETINGS OF BROCADE AND MCDATA

The following are some questions that you, as a stockholder of either Brocade or McDATA, may have regarding the merger and the special meetings of Brocade and McDATA stockholders and brief answers to such questions. Brocade and McDATA urge you to read carefully the entirety of this joint proxy statement/prospectus because the information in this section does not provide all the information that may be important to you with respect to the adoption of the merger agreement or the issuance of Brocade common stock in connection with the merger. Additional information is also contained in the annexes to, and the documents incorporated by reference in this joint proxy statement/prospectus.

GENERAL QUESTIONS AND ANSWERS

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Brocade has agreed to acquire McDATA under the terms of an Agreement and Plan of Reorganization, dated as of August 7, 2006, as amended, among McDATA Corporation, Brocade Communications Systems, Inc. and Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade Communications Systems, Inc. We refer to the Agreement and Plan of Reorganization, as amended, as the merger agreement in this joint proxy statement/prospectus. Please see “Agreements Related to the Merger — The Merger Agreement” beginning on page 97 of this joint proxy statement/prospectus for a description of the material terms of the merger agreement. A copy of the Agreement and Plan of Reorganization and amendment number 1 thereto are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively.

In order to complete the merger, McDATA stockholders must adopt the merger agreement, and all other conditions to the consummation of the merger must be satisfied or waived. In addition, Brocade stockholders must approve the issuance of Brocade common stock in connection with the merger. Brocade and McDATA will hold special meetings of their respective stockholders to obtain these approvals.

This joint proxy statement/prospectus contains important information about both Brocade and McDATA and the merger, the merger agreement and the special meetings of the stockholders of Brocade and McDATA, and you should read this joint proxy statement/prospectus carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your Brocade and McDATA shares without attending your respective company’s special meeting. For more specific information on how to vote, please see the questions and answers below and the sections entitled “The Special Meeting of Brocade Stockholders — How You Can Vote” and “The Special Meeting of McDATA Stockholders — How You Can Vote” beginning on pages 57 and 61, respectively, of this joint proxy statement/prospectus.

Q:	What will happen in the merger?

A:	Pursuant to the terms of the merger agreement, Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade, will merge with and into McDATA, and McDATA will survive and continue as a wholly-owned subsidiary of Brocade. McDATA stockholders will receive 0.75 of a share of Brocade common stock for each share of McDATA Class A or Class B common stock they own as of the effective time of the merger. Each share of Brocade common stock issued in connection with the merger will also have any associated preferred stock purchase right pursuant to the Preferred Stock Rights Agreement dated February 7, 2002 by and between Wells Fargo Bank, MN N.A. and Brocade (as amended). In lieu of any fractional share resulting from the exchange, each McDATA stockholder will also be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all such stockholder’s shares of McDATA Class A and Class B common stock. Brocade stockholders will continue to hold the Brocade shares they currently own.

Q:	What stockholder approvals are required to complete the merger?

A:	A majority of the outstanding shares of McDATA Class A and Class B common stock entitled to vote at the special meeting, voting together as a single class, must vote “FOR” the adoption of the merger agreement. The affirmative vote of a majority of the votes cast at the Brocade special meeting must vote “FOR” the issuance of Brocade common stock in connection with the merger.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger by the end of January 2007. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not complete it at all. We expect to complete the merger as soon as reasonably practicable.

Q:	Where can I find more information about Brocade and McDATA?

A:	You can find more information about Brocade and McDATA from reading this joint proxy statement/prospectus and the various sources described in this joint proxy statement/prospectus under the section entitled “Where You Can Find More Information” beginning on page 147 of this joint proxy statement/prospectus.

Q:	What percentage of Brocade capital stock will former stockholders of McDATA common stock own after the merger?

A:	Following the merger, the former stockholders of McDATA will own approximately 42.36% of the shares of outstanding capital stock of Brocade. The foregoing calculation is based on 275,568,273 shares of Brocade common stock outstanding as of November 30, 2006 and 119,250,051 shares of McDATA Class A common stock and 36,378,715 shares of McDATA Class B common stock outstanding as of November 30, 2006 and does not include the effect of outstanding options, restricted stock units or other stock-based awards to purchase Brocade or McDATA common stock.

Q:	What do I need to do now?

A:	After you carefully read this joint proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet in accordance with the instructions on the proxy card. In order to assure that your vote is recorded, please vote your proxy as soon as possible even if you currently plan to attend your meeting in person. If you own your shares in “street name” through a broker or bank, you must instruct your bank or broker how to vote your shares using the enclosed voting instruction card. Internet and telephone voting is available in accordance with the instructions on the voting instruction card.

Q:	Why is my vote important?

A:	If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at your special meeting, it will be more difficult for Brocade and McDATA to obtain the necessary quorum to transact business at their special meetings. In addition, if you are a McDATA stockholder, your failure to vote will have the same effect as a vote against the adoption of the merger agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the issuance of Brocade common stock in connection with the merger or the adoption of the merger agreement?

A:	You should carefully review the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 24, which presents risks and uncertainties relating to the merger and the businesses of each of Brocade and McDATA.

Q:	How do I instruct my broker or bank to vote in connection with the adoption of the merger agreement or the issuance of Brocade common stock in connection with the merger?

A:	If your shares are held by a broker, bank or other nominee, you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other holder of record of their shares, street name stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them for either the adoption of the merger agreement by McDATA stockholders or approval of the issuance of Brocade common stock in connection with the merger by Brocade stockholders.

Q:	If my shares are held in “street name,” what if I fail to instruct my broker or bank?

A:	If you fail to instruct your broker or bank to vote your shares and the broker or bank submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the respective special meeting, but they will not be voted and they will have the consequences set forth above under “Why is my vote important?”

Q:	Can I change my vote after I have mailed my proxy card?

A:	You can change your vote at any time before your proxy card is voted at your company’s special meeting. You can do this in one of four ways:

•	delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;

•	delivering a signed written notice to your company’s Secretary before the meeting that you have revoked your proxy;

•	voting at a later date by telephone or by using the Internet; or

•	voting by ballot at either the Brocade special meeting or the McDATA special meeting, as applicable. Your attendance at either of the special meetings alone will not revoke your proxy.

If you have instructed a broker or bank to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker or bank to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No. If Brocade stockholders approve the issuance of Brocade common stock in connection with the merger and McDATA stockholders approve the adoption of the merger agreement, after the merger is completed, Brocade will send McDATA stockholders written instructions for exchanging their stock certificates. Brocade stockholders will keep their existing stock certificates.

Q:	Am I entitled to appraisal rights?

A:	No. Holders of McDATA common stock are not entitled to appraisal rights in connection with the merger because Brocade common stock and McDATA common stock are listed on the Nasdaq Global Select Market. Brocade stockholders are not entitled to appraisal rights in connection with the merger.

QUESTIONS AND ANSWERS FOR BROCADE STOCKHOLDERS

Q:	When and where is the Brocade special meeting?

A:	The Brocade special meeting will take place at its headquarters located at 1745 Technology Drive, San Jose, California 95110, on January 25, 2007, at 1:00 p.m. local time. Check-in will begin at 12:30 p.m. Please allow ample time for check-in procedures.

Q:	Can I attend the Brocade special meeting? (See page 56)

A:	Yes, if you were a Brocade stockholder as of the close of business on November 30, 2006, the record date for the Brocade special meeting, or you hold a valid proxy for the special meeting, you may attend the Brocade special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in street name), you will need to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to November 30, 2006, or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	How does the Brocade board of directors recommend that I vote? (See page 56)

A:	After careful consideration, Brocade’s board of directors unanimously recommends that Brocade stockholders vote “FOR” approval of the issuance of Brocade common stock in connection with the merger. For a description of the reasons underlying the recommendation of Brocade’s board of directors, see the section entitled “The Merger — Consideration of the Merger by the Brocade Board of Directors” beginning on page 69 of this joint proxy statement/prospectus.

Q:	As a Brocade stockholder, how can I vote? (See page 57)

A:	Registered stockholders as of the record date may vote in person at the special meeting or by one of the following methods:

•	complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	access Brocade’s secure website registration page through the Internet at http://www.eproxy.com/brcd, as identified on the proxy card, and follow the instructions.

Stockholders who hold shares of Brocade common stock in street name may vote by following the instructions provided by the broker, bank or other holder of record of their shares, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

•	other methods listed on your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may vote by telephone or electronically on the Internet; or

•	in person at the special meeting with a legal proxy from your bank or brokerage firm. Please consult the voting instruction card sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

For a more detailed explanation of the voting procedures, please see the section entitled “The Special Meeting of Brocade Stockholders — How You Can Vote” beginning on page 57 of this joint proxy statement/prospectus.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the proposal of the issuance of Brocade common stock in connection with the merger.

Q:	Will I, as a Brocade stockholder, receive any shares as a result of the merger?

A:	No. Brocade stockholders will continue to hold the Brocade shares they currently own.

Q:	Who can help answer my questions about the merger?

A:	If you are a Brocade stockholder and would like additional copies of this joint proxy statement/prospectus, or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Brocade Communications Systems, Inc.
Investor Relations
1745 Technology Drive
San Jose, CA 95110
(408) 333-5767
E-mail: investor-relations@brocade.com

QUESTIONS AND ANSWERS FOR McDATA STOCKHOLDERS

Q:	As a McDATA stockholder, what will I receive upon completion of the merger? (See page 97)

A:	If the merger is completed, you will be entitled to receive 0.75 of a share of Brocade common stock for each share of McDATA’s Class A or Class B common stock you own at the effective time of the merger. In lieu of any fractional shares of Brocade common stock resulting from the exchange, you will be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all of your shares McDATA Class A and Class B common stock. Each share of Brocade common stock issued in connection with the merger will have any associated preferred stock purchase right pursuant to the Preferred Stock Rights Agreement dated February 7, 2002 by and between Wells Fargo Bank, MN N.A. and Brocade (as amended).

Q:	What will happen to options to acquire McDATA common stock? (See page 97)

A:	Options to purchase shares of McDATA Class A or Class B common stock, whether or not vested, outstanding at the effective time of the merger will be assumed by Brocade and will become exercisable, subject to vesting, for shares of Brocade common stock and will continue to be subject to all the same terms and conditions as in effect prior to the merger. The number of shares of Brocade common stock issuable upon the exercise of these options will be equal to the number of shares of McDATA common stock subject to the assumed option immediately prior to the effective time of the merger multiplied by 0.75, rounded down to the nearest whole number. The exercise price per share of each assumed McDATA option will be equal to the exercise price of the assumed McDATA option immediately prior to the effective time of the merger divided by 0.75, rounded up to the nearest whole cent. Other than with respect to the number of shares subject to the option and the exercise price, both of which will be adjusted as described above, the assumed options will continue to have the same terms and conditions as they had prior to their assumption.

Q:	How will the merger affect my participation in the McDATA employee stock purchase plan? (See page 98)

A:	McDATA will terminate the McDATA employee stock purchase plan before the merger is completed. Upon termination, McDATA will return to each participant all accumulated payroll deductions allocated to each participant’s account, and no shares of McDATA common stock shall be purchased under the plan for the final offering period.

Q:	What will happen to my restricted stock and restricted stock units? (See page 97)

A:	Each share of McDATA Class A or Class B restricted common stock that is unvested and is subject to a risk of forfeiture, a repurchase option or other conditions pursuant to an applicable restricted stock purchase agreement or other agreement with McDATA shall be exchangeable for 0.75 of a share of Brocade common stock. Unless otherwise provided under an applicable stock purchase agreement or other agreement with McDATA, the Brocade common stock issued in exchange for such shares of McDATA restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions. Outstanding restricted stock units issued under McDATA’s equity plans, whether or not vested, at the effective time of the merger will become fully vested and converted into, and be deemed to constitute a right to receive, shares of Brocade common stock, as adjusted by the exchange ratio.

Q:	When and where is the McDATA special meeting? (See page 60)

A:	The special meeting of McDATA stockholders will begin promptly at 10:00 a.m., local time, on January 25, 2007, at its headquarters located at 11802 Ridge Parkway, Broomfield, Colorado 80021. Check-in will begin at 9:00 a.m. Please allow ample time for the check-in procedures.

Q:	As a McDATA stockholder, will I be able to trade the Brocade common stock that I receive in connection with the merger? (See page 93)

A:	The shares of Brocade common stock issued in connection with the merger will be listed on the Nasdaq Global Select Market under the symbol “BRCD.” Certain persons who are deemed affiliates of McDATA prior to the merger will be required to comply with Rule 145 promulgated under the Securities Act of 1933, as amended, which we refer to as the Securities Act, if they wish to sell or otherwise transfer any of the shares of Brocade common stock received in connection with the merger.

Q:	Can I attend the McDATA special meeting? (See page 60)

A:	You are entitled to attend the special meeting only if you were a McDATA stockholder as of the close of business on November 30, 2006, the record date for the McDATA special meeting, or you hold a valid proxy for the special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to November 30, 2006, or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	How does the McDATA board of directors recommend that I vote? (See page 60)

A:	After careful consideration, McDATA’s board of directors unanimously recommends that McDATA stockholders vote “FOR” the proposal to adopt the merger agreement. For a description of the reasons underlying the recommendation of McDATA’s board of directors, see the section entitled “The Merger — Consideration of the Merger by the McDATA Board of Directors” beginning on page 79 of this joint proxy statement/prospectus.

Q:	What is the vote of McDATA stockholders required to adopt the merger agreement? (See page 62)

A:	The affirmative vote of a majority of the outstanding shares of McDATA Class A and Class B common stock entitled to vote at the special meeting, voting together as a single class, is required to adopt the merger agreement. Each share of McDATA Class A common stock is entitled to one vote and each share of McDATA Class B common stock is entitled to one-tenth (1/10th) of one vote on the proposal to adopt the merger agreement at the McDATA special meeting.

Q:	As a McDATA stockholder, how can I vote? (See page 61)

A:	Registered stockholders as of the record date may vote in person at the special meeting or by one of the following methods:

•	complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	access McDATA’s secure website registration page through the Internet at www.proxypush.com/MCD, as identified on the proxy card, and follow the instructions.

Stockholders who hold shares of McDATA common stock in street name may vote by following the instructions provided by the broker, bank or other holder of record of their shares, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

•	other methods listed on your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may vote by telephone or electronically on the Internet; or

•	in person at the special meeting with a legal proxy from your bank or brokerage firm. Please consult the voting instruction card sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

For a more detailed explanation of the voting procedures, please see the section entitled “The Special Meeting of McDATA Stockholders — How You Can Vote” beginning on page 61 of this joint proxy statement/prospectus.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the proposal to adopt the merger agreement.

Q:	As a stockholder of McDATA, am I entitled to appraisal rights? (See page 94)

A:	No. Under Delaware law, you are not entitled to appraisal rights in connection with the merger because the common stock of both McDATA and Brocade is listed on the Nasdaq Global Select Market.

Q:	What are the material federal income tax consequences of the merger to me? (See page 94)

A:	The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and it is a closing condition of the merger that Brocade and McDATA receive opinions from their respective counsel regarding such qualification. If the merger qualifies as a reorganization, McDATA stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of McDATA common stock for shares of Brocade common stock, except with respect to cash received in lieu of any fractional shares of Brocade common stock resulting from the exchange. See the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 94.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s individual circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	As a McDATA stockholder, who can help answer my questions?

A:	If you are a McDATA stockholder and would like additional copies of this joint proxy statement/prospectus, or if you have questions about the merger, including the procedures for voting your shares, you should contact by letter, phone or e-mail:

Investor Relations
McDATA Corporation
11802 Ridge Parkway, 1st Floor
Broomfield, Colorado 80021
Telephone: (720) 558-8000
Email: investor_relations@mcdata.com

OR

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
1-800-735-3107 (toll-free)
1-212-269-5550 (collect)

SUMMARY OF THE MERGER

The following is a summary of the information contained in this document relating to the merger of Brocade Communications Systems, Inc. and McDATA Corporation. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents to which we refer. In particular, you should read the annexes attached to this joint proxy statement/prospectus, including the Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade, McDATA and Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade, and amendment number 1 thereto which are attached as Annex A and Annex B, respectively, and are incorporated by reference into this joint proxy statement/prospectus. In addition, Brocade and McDATA incorporate by reference into this joint proxy statement/prospectus important business and financial information about Brocade and McDATA. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 147.

The Companies

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
http://www.brocade.com

Brocade develops, markets, sells, and supports data storage networking and data management solutions, offering a line of storage networking products, software and services that enable companies to implement highly available, scalable, manageable, and secure environments for data storage applications. The Brocade SilkWorm® family of storage area networking, or SAN, products is designed to help companies reduce the cost and complexity of managing business information within a data storage environment, ensure high availability of mission critical applications and serve as a platform for corporate data backup and disaster recovery. In addition, the Brocade Tapestrytm family of data management solutions addresses a range of additional information technology challenges within the data center and across a distributed enterprise, both within and around the SAN, through software and systems that complement and utilize a shared storage environment. Brocade products are installed around the world at companies, institutions, and other entities ranging from large enterprises to small and medium size businesses. Brocade products and services are marketed, sold, and supported worldwide to end-user customers through distribution partners, including original equipment manufacturers, or OEMs, distributors, systems integrators and value-added resellers, and by Brocade directly.

McDATA Corporation
11802 Ridge Parkway
Broomfield, CO 80021
(720) 558-8000
http://www.mcdata.com

McDATA and its subsidiaries provide storage networking and data infrastructure solutions that help consolidate, move, access and protect ever increasing volumes of data held within enterprises located worldwide. This access is provided across storage area networks, or SANs, metropolitan area networks, or MANs, and wide area networks, or WANs, through a combination of products and services. McDATA is the trusted partner and provider to the world’s largest and most demanding customers, including many of the top global Fortune 500 corporations, banks, telecommunications providers and automotive manufacturers. Its products and solutions are at the heart of over 10,000 data centers around the world, moving and networking a large percentage of the world’s financial and business data. The leading storage and server vendors partner with McDATA for its expertise and its breadth of solutions offerings.

The Internet addresses provided in this joint proxy statement/prospectus are textual references only. The Brocade and McDATA websites are not part of this joint proxy statement/prospectus.

Worldcup Merger Corporation
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000

Worldcup Merger Corporation is a wholly-owned subsidiary of Brocade that was incorporated in Delaware in August 2006. Worldcup Merger Corporation does not engage in any operations and exists solely to facilitate the merger.

Structure of the Merger (See page 97)

Under the terms of the proposed merger, Worldcup Merger Corporation, a wholly-owned subsidiary of Brocade formed for the purpose of the merger, will be merged with and into McDATA. As a result, McDATA will continue as the surviving corporation and will become a wholly-owned subsidiary of Brocade upon completion of the merger. Accordingly, McDATA shares will no longer be publicly traded, and holders of McDATA common stock will become holders of Brocade common stock.

The Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade, McDATA and Worldcup Merger Corporation, and amendment number 1 thereto are attached as Annex A and Annex B, respectively, to this joint proxy statement/prospectus.

Consideration in the Merger (See page 97)

McDATA stockholders will be entitled to receive, upon the effectiveness of the merger, 0.75 of a share of Brocade common stock for each share of McDATA Class A or Class B common stock owned by such stockholder at the effective time of the merger. Each share of Brocade common stock issued in connection with the merger will have any associated preferred stock purchase right pursuant to the Preferred Stock Rights Agreement dated February 7, 2002 by and between Wells Fargo Bank, MN N.A. and Brocade (as amended). In lieu of any fractional share resulting from the exchange, each McDATA stockholder will also be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all of such stockholder’s shares McDATA Class A and Class B common stock.

Treatment of McDATA Options, Restricted Stock and Restricted Stock Units (See page 97)

Options to purchase shares of McDATA Class A or Class B common stock, whether or not vested, outstanding at the effective time of the merger will be assumed by Brocade and will become exercisable, subject to vesting, for shares of Brocade common stock and will continue to be subject to all the same terms and conditions as in effect prior to the merger. The number of shares of Brocade common stock issuable upon the exercise of these options will be equal to the number of shares of McDATA common stock subject to the assumed option immediately prior to the effective time of the merger multiplied by 0.75, rounded down to the nearest whole number. The exercise price per share of each assumed McDATA option will be equal to the exercise price of the assumed McDATA option immediately prior to the effective time of the merger divided by 0.75, rounded up to the nearest whole cent. Other than with respect to the number of shares subject to the option and the exercise price, both of which will be adjusted as described above, the assumed options will continue to have the same terms and conditions as they had prior to their assumption.

Each share of McDATA Class A or Class B restricted common stock that is unvested and is subject to a risk of forfeiture, a repurchase option or other conditions pursuant to an applicable restricted stock purchase agreement or other agreement with McDATA shall be exchangeable for 0.75 of a share of Brocade common stock. Unless otherwise provided under an applicable stock purchase agreement or other agreement with McDATA, the Brocade common stock issued in exchange for such shares of McDATA restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions. Outstanding restricted stock units issued under McDATA’s equity plans at the effective time of the merger will become fully vested and converted into, and be deemed to constitute a right to receive shares of Brocade common stock, as adjusted by the exchange ratio as discussed above.

Treatment of Rights Under the McDATA Stock Purchase Plan (See page 98)

McDATA will terminate the McDATA employee stock purchase plan prior to the effective time of the merger. Upon termination, McDATA will return to each participant all accumulated payroll deductions allocated to each participant’s account, and no shares of McDATA common stock shall be purchased under the plan for the final offering period.

Recommendation of Board of Directors to Stockholders (See pages 70, 81)

To Brocade Stockholders.  The Brocade board of directors has unanimously determined that the issuance of shares of Brocade common stock in connection with the merger is advisable to, and in the best interests of, Brocade and its stockholders. The Brocade board of directors unanimously recommends that the holders of Brocade common stock vote “FOR” the proposal to issue shares of Brocade common stock in connection with the merger.

To McDATA Stockholders.  The McDATA board of directors has unanimously determined that the merger and the adoption of the merger agreement are advisable and fair to, and in the best interests of, McDATA and its stockholders. The McDATA board of directors unanimously recommends that the holders of McDATA common stock vote “FOR” the proposal to adopt the merger agreement.

Risk Factors (See page 24)

The “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus should be considered carefully by Brocade stockholders in evaluating whether to approve the issuance of shares of Brocade common stock in connection with the merger and by McDATA stockholders in evaluating whether to adopt the merger agreement. These risk factors should be considered along with the additional risk factors contained in the periodic reports of Brocade and McDATA filed with the SEC and the other information included in this joint proxy statement/prospectus.

Opinions of Financial Advisors (See pages 71, 82)

Opinion of Brocade’s Financial Advisor.  Morgan Stanley & Co. Incorporated, or Morgan Stanley, delivered its opinion to Brocade’s board of directors that, as of August 7, 2006, and based on and subject to the assumptions, qualifications and limitations set forth therein, the exchange ratio pursuant to the merger agreement was fair to Brocade from a financial point of view.

The full text of the written opinion of Morgan Stanley, dated August 7, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C. The Morgan Stanley opinion is not a recommendation as to how any holder of Brocade common stock should vote with respect to the issuance of shares of Brocade common stock in connection with the merger. Brocade urges its stockholders to read the entire opinion carefully.

Opinion of McDATA’s Financial Advisor.  McDATA’s financial advisor, Credit Suisse Securities (USA) LLC, or Credit Suisse, delivered its opinion to the board of directors of McDATA to the effect that, as of August 7, 2006 and based upon and subject to the various considerations described in its written opinion, the aggregate number of shares of Brocade common stock to be issued to holders of McDATA Class A and Class B common stock outstanding as of July 31, 2006, referred to as the aggregate consideration, in the merger was fair, from a financial point of view, to the holders of such common stock, other than Brocade.

The full text of the written opinion of Credit Suisse, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Credit Suisse in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus. Holders of McDATA Class A and Class B common stock are urged to, and should, read the opinion carefully and in its entirety. Credit Suisse provided its opinion for the information and assistance of the board of directors of McDATA in connection with its consideration of the merger. The Credit Suisse opinion addresses only the fairness, from a financial point of view, of the Aggregate Consideration to the holders of McDATA Class A and Class B common stock, other than Brocade, as of the date of the Credit Suisse opinion. The Credit Suisse opinion does not address any other aspect of the proposed merger and does not constitute a recommendation as to how any holder of McDATA Class A or Class B common stock should vote or act with respect to the merger or any other matter. McDATA urges its stockholders to read the entire opinion carefully.

Vote Required by Brocade and McDATA Stockholders (See pages 58, 62)

The affirmative vote of a majority of the votes cast at the Brocade special meeting is required to approve the issuance of Brocade common stock in connection with the merger. As of the record date for the Brocade special meeting, Brocade’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 766,682 shares of Brocade common stock, or less than 1% of the outstanding shares of Brocade common stock.

The affirmative vote of a majority of the outstanding shares of McDATA Class A and Class B common stock entitled to vote at the special meeting, voting together as a single class, is required to adopt the merger agreement. Each share of McDATA Class A common stock is entitled to one vote and each share of McDATA Class B common stock is entitled to one-tenth (1/10th) of one vote on the proposal to adopt the merger agreement to be presented at the McDATA special meeting. As of the record date for the McDATA special meeting, McDATA’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 38,070 shares of McDATA Class A common stock and 470,416 shares of McDATA Class B common stock, or less than 1% of the total outstanding shares of McDATA Class A and Class B common stock, voting together as a single class.

Interests of McDATA’s Directors and Executive Officers in the Merger (See page 87)

When considering the recommendation by the McDATA board of directors, you should be aware that a number of McDATA’s executive officers and directors have interests in the merger that are different from those of other McDATA stockholders.

These interests include:

•	with respect to the executive officers of McDATA, the eligibility to receive severance and retention payments; provided, however, that McDATA may not grant awards of restricted stock to its Section 16 officers under the retention plan established in connection with the merger;

•	with respect to the executive officers of McDATA, accelerated vesting of stock awards under McDATA’s equity plans in the event the executive officer is terminated without “cause” or “constructively terminated” (as such terms are defined in the applicable agreement) within a certain period following the merger;

•	the continued indemnification of current directors and officers of McDATA under the merger agreement and the continuation of directors’ and officers’ liability insurance after the merger;

•	the retention of some of the officers of McDATA as officers, employees or consultants of Brocade or its subsidiaries; and

•	the acceleration of vesting of certain restricted stock and restricted stock units held by McDATA executive officers at the effective time of the merger.

Regulatory Approvals (See page 92)

The merger is subject to antitrust laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act, the merger may not be consummated unless certain filings have been submitted to the U.S. Federal Trade Commission, referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, referred to as the Antitrust Division, and certain waiting period requirements have been satisfied. Brocade and McDATA have filed the appropriate notification and report forms with the FTC and the Antitrust Division, and the FTC has issued a request for additional information and documentary materials, extending the applicable waiting period. Brocade and McDATA intend to hold their respective stockholder meetings to seek approval of the issuance of Brocade common stock in connection with the merger from the Brocade stockholders and adoption of the merger agreement by the McDATA stockholders regardless of whether regulatory clearance has been obtained at the time of the Brocade and McDATA stockholder meetings. The merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Brocade and McDATA will use reasonable best efforts to obtain any required regulatory clearances. In addition, the reviewing agencies or governments, states or private persons, may challenge the merger at any time before or after its completion.

Brocade and McDATA believe that the consummation of the merger will not violate any antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that the result will be favorable to Brocade or McDATA.

Brocade will List Shares of Brocade Common Stock Issued to McDATA Stockholders on the Nasdaq Global Select Market (See page 93)

Brocade will use commercially reasonable efforts to cause the shares of Brocade common stock to be issued to McDATA stockholders in connection with the merger to be authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance. The listing of the shares on the Nasdaq Global Select Market is a condition to each company’s obligation to close the merger.

McDATA will Delist and Deregister its Shares of Common Stock (See page 93)

If the merger is completed, McDATA Class A and Class B common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, or the Exchange Act, and McDATA will no longer be required to file periodic reports with the SEC with respect to shares of its common stock.

Restrictions on the Ability to Sell Brocade Common Stock (See page 93)

All shares of Brocade common stock to be received by McDATA stockholders in connection with the merger will be freely transferable unless the holder is an affiliate of McDATA prior to the merger.

Appraisal Rights (See page 94)

Under Delaware law, holders of McDATA common stock are not entitled to appraisal rights in connection with the merger because both Brocade and McDATA common stock are listed on the Nasdaq Global Select Market. Holders of Brocade common stock are not entitled to appraisal rights in connection with the merger. See “The Merger — Appraisal Rights” on page 94.

Accounting Treatment of the Merger (See page 94)

The merger will be accounted for as a purchase transaction for Brocade, as the acquiror, for financial reporting and accounting purposes under U.S. generally accepted accounting principles.

United States Federal Income Tax Consequences of the Merger (See page 94)

It is a closing condition of the merger that Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Brocade, and Weil Gotshal & Manges LLP, counsel to McDATA, each issues a tax opinion to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Code. If the merger qualifies as a reorganization, a McDATA stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of McDATA common stock for shares of Brocade common stock. However, any cash received for any fractional share will result in the recognition of gain or loss as if such stockholder sold its fractional share. A McDATA stockholder’s aggregate tax basis in the shares of Brocade common stock that it receives in the merger will equal its current aggregate tax basis in its McDATA common stock (reduced by the basis allocable to any fractional share interest for which it receives cash).

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Conditions to Completion of the Merger (See page 108)

The respective obligations of Brocade and McDATA to consummate the merger are subject to the satisfaction or waiver of a number of customary conditions, including:

•	the merger agreement shall have been adopted by the stockholders of McDATA and the issuance of shares of Brocade common stock in connection with the merger shall have been approved by the stockholders of Brocade;

•	no law, regulation or order shall have been enacted or issued by a governmental entity of competent jurisdiction which is in effect and has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	the SEC shall have declared Brocade’s registration statement, of which this joint proxy statement/ prospectus is a part, effective;

•	all waiting periods (and any extension thereof) under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement shall have expired or shall have been terminated;

•	Brocade and McDATA each shall have received from its respective tax counsel a written opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the shares of Brocade common stock to be issued pursuant to the merger shall have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance;

•	no material adverse affect on Brocade, in the case of McDATA’s obligation to consummate the merger, or McDATA, in the case of Brocade’s obligation to consummate the merger, shall have occurred;

•	each of Brocade and McDATA shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by such party on or prior to the effective time of the merger; and

•	each of Brocade’s and McDATA’s representations and warranties in the merger agreement shall be true and correct, except for such failures to be true and correct as would not have, in each case or in the aggregate, a material adverse effect on the respective party.

Prohibition from Soliciting Other Offers (See page 109)

Brocade and McDATA have each agreed that it will not:

•	solicit, initiate, encourage, knowingly facilitate or induce any inquiries regarding any acquisition proposals by third parties;

•	participate in any discussions or negotiations regarding, or furnish to any third party any nonpublic information, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a third party acquisition proposal;

•	engage in discussions with any third party with respect to any acquisition proposal except as to the existence of this prohibition from soliciting other offers;

•	approve, endorse or recommend any third party acquisition proposal; or

•	enter into any letter of intent or similar contract or document contemplating or otherwise relating to any third party acquisition proposal or such transaction.

Brocade and McDATA must promptly notify the other party by oral and written notice if it receives any other acquisition proposals or requests for nonpublic information or inquiries which it reasonably believes might lead to an acquisition proposal. The party providing the notification must also provide the identity of the third party making the acquisition proposal and a copy of all written materials provided in connection with such proposal.

If Brocade or McDATA, as the case may be, receives an unsolicited proposal that contains financial terms that are superior to the terms of the merger agreement and its board determines otherwise is or is reasonably likely to lead to a superior offer, as defined in the merger agreement, it may furnish nonpublic information to the third party making the acquisition proposal and engage in negotiations with the third party regarding such proposal if its board of directors determines that failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law.

Brocade or McDATA, as the case may be, may withhold, withdraw, amend or modify its recommendation in favor of, in the case of Brocade, the issuance of common stock in connection with the merger, and in the case of McDATA, adoption of the merger agreement, or recommend its stockholders accept a competing tender or exchange offer, if its board of directors determines that failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law and it complies with certain notice requirements and other conditions, including a requirement that if such change is in response to an acquisition proposal, that such proposal be a superior offer as defined in the merger agreement.

Termination of the Merger Agreement (See page 112)

The merger agreement may be terminated under certain circumstances in accordance with its terms at any time prior to completion of the merger, whether before or after adoption of the merger agreement by McDATA stockholders or approval of the issuance of shares of Brocade common stock in connection with the merger by Brocade stockholders.

Payment of Termination Fee (See page 113)

Brocade or McDATA, as the case may be, must pay $22 million to the other party, under the terms of the merger agreement, if any of the following triggering events occur, under certain circumstances as set forth in “The Merger — The Merger Agreement — Payment of Termination Fee” beginning on page 113:

•	its board of directors or any committee thereof shall for any reason have changed its recommendation to its stockholders or otherwise withdrawn or shall have amended or modified in a manner adverse to the other party its recommendation in favor of, in the case of Brocade, approval of the issuance of shares of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement;

•	it shall have failed to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of, in the case of Brocade, approval of the issuance of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement;

•	its board of directors shall have failed to reaffirm (publicly, if so requested) its recommendation in favor of, in the case of Brocade, approval of the issuance of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement, within 10 business days after the other party requests in writing that such recommendation be reaffirmed;

•	its board of directors or any committee thereof shall have approved or recommended any acquisition proposal;

•	it shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or

•	a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with the other party to the merger agreement and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of directors of such party recommends rejection of such tender or exchange offer.

In addition, absent such triggering events, Brocade or McDATA, as the case may be, must pay $22 million to the other, under the terms of the merger agreement, if the merger agreement is terminated due to its stockholders having failed to approve the proposal submitted at its special stockholder meeting or upon the occurrence of the end date, as defined in the merger agreement, and prior to such termination an acquisition proposal with respect to it is publicly announced, and within 12 months of termination an acquisition of it, is consummated or it enters into an agreement providing for such an acquisition.

Brocade must pay a termination fee of $60 million to McDATA upon termination of the merger agreement in lieu of the $22 million fee described above if:

•	the merger is not consummated by the end date or because of a final non-appealable order, decree or ruling based on an action brought by a governmental entity related to antitrust or competition laws;

•	all of the mutual conditions to closing of the merger agreement are satisfied, other than conditions relating to receipt of Brocade stockholder approval, absence of governmental statutes and orders making the merger illegal to the extent related to antitrust and competition laws enforced by governmental entities, expiration of the HSR Act waiting period and receipt of similar foreign antitrust clearances, and receipt of tax opinions, except where the failure of any of the conditions to be satisfied was caused by the action or failure to act of Brocade and such action or failure to act is a material breach of the merger agreement; and

•	the conditions to Brocade’s obligation to close the merger relating to the accuracy of McDATA’s representations and warranties, compliance with covenants, and absence of a material adverse effect on McDATA are satisfied.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF BROCADE

The following selected financial data should be read in conjunction with Brocade’s consolidated financial statements and related notes, and management’s discussion and analysis of financial condition and results of operations and other financial information in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 as filed with the SEC on January 19, 2006, which is incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 147 of this joint proxy statement/prospectus.

The consolidated statement of operations data set forth below for each of the years in the three-year period ended October 29, 2005, and the consolidated balance sheet data as of October 29, 2005, and October 30, 2004, are derived from, and qualified by reference to, the audited financial statements of Brocade and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The consolidated statement of operations for the year-ended October 26, 2002 and the balance sheet data as of October 25, 2003, and October 26, 2002 are derived from audited financial statements not included, or incorporated by reference in, this joint proxy statement/prospectus. The consolidated statement of operations, for the year ended October 27, 2001 and the balance sheet data as of October 27, 2001 are derived from unaudited financial statements not included, or incorporated by reference in, this joint proxy statement/prospectus.

	Nine Months Ended		Fiscal Year Ended
	July 29,	July 30,	October 29,	October 30,	October 25,	October 26,	October 27,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)
	(Unaudited)	(Unaudited)					Unaudited(5)
	(In thousands, except per share amounts)

Statement of Operations Data:
Net revenues	$541,771	$428,604	$574,120	$596,265	$525,277	$562,369	$513,030
Cost of revenues	224,012	186,212	251,161	268,974	241,163	226,933	115,711

Gross margin	317,759	242,392	322,959	327,291	284,114	335,436	397,319

Operating expenses (benefits):
Research and development	121,416	97,380	130,936	141,998	145,896	125,058	(131,704)
Sales and marketing	100,682	74,917	101,202	102,445	115,075	108,784	(129,138)
General and administrative	23,523	18,323	25,189	24,593	21,306	7,583	(96,563)
Internal review and SEC investigation costs	10,179	8,826	14,027	—	—	—	—
Provision for SEC settlement	7,000	—	—	—	—	—	—
Settlement of an acquisition-related claim	—	—	—	6,943	—	—	—
Amortization of intangible assets	1,406	—	—	—	—	—	—
Amortization of deferred stock compensation	—	—	1,512	537	649	969	1,082
Restructuring costs (reversals)	—	(137)	(670)	8,966	20,828	—	—
In-process research and development	—	7,784	7,784	—	134,898	—	—
Lease termination charge, facilities lease losses and other, net	4,360	—	—	75,591	—	—	49,888

Total operating expenses (benefits)	268,566	207,093	279,980	361,073	438,652	242,394	(306,435)

	Nine Months Ended		Fiscal Year Ended
	July 29,	July 30,	October 29,	October 30,	October 25,	October 26,	October 27,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)
	(Unaudited)	(Unaudited)					Unaudited(5)
	(In thousands, except per share amounts)

Income (loss) from operations	49,193	35,299	42,979	(33,782)	(154,538)	93,042	703,754
Interest and other income, net	22,391	16,602	22,656	18,786	18,424	22,668	8,207
Interest expense	(5,478)	(5,696)	(7,693)	(10,677)	(13,339)	(11,427)	—
Gain on repurchases of convertible subordinated debt	—	2,318	2,318	5,613	11,118	—	—
Gain (loss) on investments, net	2,663	116	(5,062)	436	3,638	7,095	(16,092)

Income (loss) before provision for income taxes	68,769	48,639	55,198	(19,624)	(134,697)	111,378	695,869
Income tax provision	21,098	6,574	12,077	14,070	11,852	5,343	9,506

Net income (loss)	$47,671	$42,065	$43,121	$(33,694)	$(146,549)	$106,035	$686,363

Net income (loss) per share — basic	$0.18	$0.16	$0.16	$(0.13)	$(0.58)	$0.46	$3.10

Net income (loss) per share — diluted	$0.17	$0.16	$0.16	$(0.13)	$(0.58)	$0.44	$2.94

Shares used in per share calculation — basic	269,794	267,676	268,176	260,446	250,610	231,591	221,051

Shares used in per share calculation — diluted	273,484	270,239	270,260	260,446	250,610	240,761	233,677

	Nine Months Ended		Fiscal Year Ended
	July 29,	July 30,	October 29,	October 30,	October 25,	October 26,	October 27,
	2006	2005	2005(1)	2004(2)	2003(3)	2002	2001(4)
	(Unaudited)	(Unaudited)					Unaudited(5)
	(In thousands, except per share amounts)

Balance Sheet Data:
Cash, cash equivalents, investments and restricted short-term investments	$776,534	$413,993	$764,402	$736,908	$835,565	$888,388	$255,148
Working capital	393,350	357,474	309,736	434,162	355,634	534,777	237,682
Total assets	1,116,241	968,365	985,681	987,382	1,063,174	1,171,367	448,488
Non-current liabilities associated with lease losses	12,338	13,554	12,481	16,799	16,518	22,602	30,896
Convertible subordinated debt and capital lease obligations	278,883	278,883	278,883	352,279	442,950	550,000	—
Total stockholders’ equity	569,901	501,420	508,847	445,652	447,868	446,255	310,565

Note:	Brocade reports its fiscal year on a 52/53-week period ending on the last Saturday in October of each year. Accordingly, the fiscal year ends for fiscal years 2005, 2004, and 2004 were October 29, 30, and 25, respectively. As is customary for companies that use the 52/53-week convention, every 5th year contains a 53-week fiscal year. As a result, Brocade’s fiscal year 2004 was a 53-week fiscal year. Also as a result, Brocade’s second quarter of fiscal year 2004 included one extra week and was 14 weeks in length. Fiscal years 2005 and 2003 were both 52-week fiscal years.

(1)	The fiscal year ended October 29, 2005, includes the impact of the acquisition of Therion, which was completed in the third quarter of fiscal year 2005. In connection with Brocade’s acquisition of Therion, it recorded in-process research and development expense of $7.8 million (see Note 3, “Acquisitions,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus). The fiscal year ended October 29, 2005, also includes audit committee internal review and SEC investigation costs of $14.0 million. In January 2005, Brocade announced that its audit committee completed an internal review regarding historical stock option granting practices. Following the January 2005, audit committee internal review, on May 16, 2005, Brocade announced that additional information came to its attention that indicated that certain guidelines regarding stock option granting practices were not followed and its audit committee had commenced an internal review of Brocade’s stock option accounting focusing on leaves of absence and transition and advisory roles. Brocade’s audit committee review was completed in November 2005. In addition, in the fiscal year ended October 29, 2005, Brocade recorded a $5.1 million net loss on investments on the disposition of portfolio investments primarily associated with the defeasance of the indenture agreement relating to its 2% Convertible Notes (see Note 8, “Convertible Subordinated Debt,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus) and recorded a total of $2.3 million gain on repurchases of convertible subordinated debt.

(2)	The fiscal year ended October 30, 2004, includes the impact of restructuring costs of $9.0 million related to a restructuring plan implemented during the three months ended May 1, 2004 (see Note 4, “Restructuring Costs,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus). The fiscal year ended October 30, 2004, also includes a net lease termination charge and other of $75.6 million. During the three months ended January 24, 2004, Brocade purchased a previously leased building located near its San Jose headquarters for $106.8 million in cash. The $106.8 million consisted of $30.0 million for the purchase of land and a building and $76.8 million for a lease termination fee (see Note 5, “Liabilities Associated with Facilities Lease Losses and Asset Impairment Charges,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus). In addition, in the fiscal year ended October 30, 2004, Brocade recorded a $6.9 million charge in settlement of a claim relating to its acquisition of Rhapsody and recorded a total of $5.6 million gain on repurchases of convertible subordinated debt.

(3)	The fiscal year ended October 25, 2003, includes the impact of its acquisition of Rhapsody, which was completed in the second quarter of fiscal year 2003. In connection with its acquisition of Rhapsody, Brocade recorded in-process research and development expense of $134.9 million (see Note 3, “Acquisitions,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus). The fiscal year ended October 25, 2003, also includes restructuring costs of $20.8 million (see Note 4, “Restructuring Costs,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended on October 29, 2005 which is incorporated by reference into this joint proxy statement/prospectus), gain on repurchases of convertible subordinated debt of $11.1 million, and net gains on the disposition of non-marketable private strategic investments of $3.6 million.

(4)	The fiscal year ended October 27, 2001, includes the impact of the following items recorded during the fourth quarter ended October 27, 2001: charges to cost of revenues of $7.7 million primarily associated with the accrual of purchase commitments for excess inventory components related to a transition of product offerings from 1 to 2 Gigabit per second (Gbit/sec) technology; charges included in operating expenses of $45.5 million related to estimated facilities lease losses and the impairment of certain related leasehold improvements following a comprehensive evaluation of real estate facility requirements; charges included in operating expenses of $4.4 million related to the impairment of equipment no longer used in research and development and sales and marketing efforts associated with a transition of product offerings from 1 to 2 Gbit/sec technology; and losses on investments of $19.5 million related to other-than-temporary declines in the fair value of private minority equity investments in non-publicly traded companies as a result of significant deterioration in the private equity markets, and related adjustment for income tax provisions.
(5)	The unaudited selected consolidated financial data for fiscal year 2001 has been revised to reflect adjustments related to the restatement described in Note 3, “Restatement of Consolidated Financial Statement,” of the Notes to Consolidated Financial Statements in Brocade’s Form 10-K/A for fiscal year ended October 30, 2004. As a result of the adjustments, Brocade previously reported net income has been reduced, or previously reported net loss has been increased, by approximately $47.3 million, $0.7 million, and $2.2 million for fiscal years 2001, 2000, and 1999. These adjustments relate primarily to stock-based compensation expense for certain employees on leaves of absence and in transition or advisory roles prior to ceasing employment with Brocade.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF McDATA

The tables below present summary selected consolidated financial data of McDATA prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. You should read the information set forth below in conjunction with the selected consolidated financial data, the audited consolidated financial statements (including the notes thereto) and management’s discussion and analysis of the financial condition and results of operations in McDATA’s Annual Report on Form 10-K for the fiscal year ended January 31, 2006, which is incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 147 of this joint proxy statement/prospectus.

The summary selected consolidated statement of operations for the fiscal years ended January 31, 2006, 2005 and 2004, and the summary selected consolidated balance sheet data as of January 31, 2006 and 2005 are derived from the audited consolidated financial statements of McDATA and the related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The summary selected historical consolidated statement of operations data for the fiscal year ended December 31, 2002 and 2001, and the summary selected consolidated balance sheet data as of December 31, 2002 and 2001, and January 31, 2004, are derived from audited consolidated financial statements that are not included, or incorporated by reference in, this joint proxy statement/prospectus.

The statement of operations information for the six months ended July 31, 2006 and 2005 and the balance sheet information as of July 31, 2006 and 2005 are unaudited but include, in the opinion of management of McDATA, all adjustments including normal recurring adjustments, necessary for a fair presentation of such information. Results for the six months ended July 31, 2006 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	Six Months Ended July 31,		Years Ended January 31,			Years Ended December 31,
	2006	2005	2006	2005	2004(1)	2002	2001
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Total revenue	$318,442	$264,177	$614,433	$399,660	$418,860	$328,279	$344,406
Total cost of revenue	179,299	129,125	309,091	176,161	177,329	178,114	215,751

Gross profit	139,143	135,052	305,342	223,499	241,531	150,165	128,655
Total operating expenses(2)	171,899	158,104	335,843	247,935	249,739	173,506	156,681

Loss from operations(2)	(32,756)	(23,052)	(30,501)	(24,436)	(8,208)	(23,341)	(28,026)
Net loss	$(30,109)	$(28,375)	$(30,601)	$(20,872)	$(43,133)	$(9,987)	$(8,656)

Basic net loss per share	$(0.20)	$(0.22)	$(0.22)	$(0.18)	$(0.38)	$(0.09)	$(0.08)

Diluted net loss per share	$(0.20)	$(0.22)	$(0.22)	$(0.18)	$(0.38)	$(0.09)	$(0.08)

Shares used in computing basic net loss per share	153,436	127,302	140,331	115,355	114,682	113,185	111,475
Shares used in computing diluted net loss per share	153,436	127,302	140,331	115,355	114,682	113,185	111,475

	July 31,		January 31,			December 31,
	2006	2005	2006	2005	2004(1)	2002	2001
	(Unaudited)	(Unaudited)
	(In thousands)

Consolidated Balance Sheets Data:
Total assets(3)	$1,131,191	$1,199,862	$1,146,709	$818,235	$830,968	$555,191	$513,953
Working capital(3)	183,372	208,311	281,089	206,034	195,708	283,627	277,471
Long-term portion of obligations(4)	217,921	339,749	296,974	172,756	173,591	1,540	789
Total stockholders’ equity	528,945	551,338	552,223	397,224	417,642	474,505	469,791

(1)	On January 15, 2003, McDATA changed its fiscal year to end on January 31 rather than December 31. McDATA believes that the twelve months ended December 31, 2002 and 2001 provide a meaningful comparison to the twelve months ended January 31, 2004.
(2)	In fiscal 2005, McDATA incurred restructuring and acquisitions-related charges totaling approximately $12.9 million ($1.2 million in cost of revenue and $11.7 million in operating expenses.). In fiscal year 2004, McDATA incurred restructuring charges of approximately $1.3 million and in fiscal 2003, McDATA incurred restructuring costs and acquisition-related charges totaling approximately $13.7 million. In 2001, McDATA incurred acquisition-related charges of approximately $9.3 million.
(3)	Reflects approximately $86 million and $89 million in current assets and liabilities for the six months ended July 31, 2006 and 2005, respectively, and approximately $63 million, $131 million and $127 million for fiscal years 2005, 2004 and 2003, respectively, related to McDATA’s securities lending program entered into during fiscal 2003.
(4)	Includes long-term convertible notes payable acquired in fiscal 2003 with McDATA’s acquisition of Nishan Systems, Inc. and Sanera Systems, Inc. and capital leases, excluding current portion.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL DATA

The following table presents summary unaudited pro forma combined financial data which reflects the proposed acquisition of McDATA. The summary unaudited pro forma combined financial data are derived from and should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto included in this joint proxy statement/prospectus. See “Pro Forma Financial Statements” on page 116 and “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” on page 121.

Brocade and McDATA

Unaudited Pro Forma Condensed Combined Financial Data (1)

	Nine Months	Fiscal Year
	Ended	Ended
	July 29, 2006	October 29, 2005
	-	-
	(In thousands, except
	per share data)

Unaudited Pro Forma Condensed
Combined Statement of Income Data:
Net revenue	$1,041,964	$1,269,066
Operating income (loss)	11,447	(11,620)
Net Income (loss)	14,185	(14,108)
Net Income (loss) per share:
Basic	$0.04	$(0.04)
Diluted	$0.04	$(0.04)
Weighted average number of common shares:
Basic	384,968	380,399
Diluted	389,713	380,399

As of July 29,
2006

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents, investments and restricted short term investments	$1,200,795
Working capital	578,147
Total assets	2,305,953
Long-term debt	146,000
Total stockholders’ equity	1,187,895

(1)	See the section entitled “Pro Forma Financial Statements” beginning on page 116 of this joint prospectus/proxy statement/information statement.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table reflects (i) the historical income (loss) from continuing operations and book value per share of Brocade common stock in comparison to the proposed merger with McDATA, and (ii) the historical loss from continuing operations and book value per share of McDATA’s common stock in comparison with the equivalent pro forma loss from continuing operations and book value per share. The equivalent pro forma loss from continuing operations and book value per share are equal to the pro forma loss from continuing operations and book value per share of Brocade, after giving effect to the proposed merger with McDATA, multiplied by 0.75, the number of shares of Brocade common stock to be issued in exchange for each share of McDATA common stock. The comparative historical and pro forma per share data should be read in conjunction with the unaudited pro forma combined financial statements and related notes thereto and the historical consolidated financial statements of Brocade and notes thereto, included in this joint proxy statement/prospectus, and the historical consolidated financial statements of McDATA, which information is incorporated by reference in this joint proxy statement/prospectus.

The pro forma combined financial data are not necessarily indicative of the operating results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the period presented. Pro forma combined book value per share was computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock which would have been outstanding had the merger been completed as of the balance sheet date.

Neither Brocade nor McDATA declared or paid any cash dividends on their common stock during the year ended October 29, 2005, or January 31, 2006, respectively, or during the quarter ended July 29, 2006, or July 31, 2006, respectively. They do not intend to pay dividends on their common stock in the foreseeable future.

	Year Ended	Year Ended	Three Months Ended
	October 29, 2005	January 31, 2006	April 30, 2005	Pro Forma
			Computer Network	Brocade &	McDATA
	Brocade	McDATA	Technology Corporation	McDATA	Equivalent

Income (loss) per common share:
Basic	$0.16	$(0.22)	$(0.29)	$(0.04)	$(0.03)
Diluted	$0.16	$(0.22)	$(0.29)	$(0.04)	$(0.03)

	Nine Months Ended July 29, 2006
			Pro Forma
			Brocade &	McDATA
	Brocade	McDATA	McDATA	Equivalent

Income (loss) per common share:
Basic	$0.18	$(0.16)	$0.04	$0.03
Diluted	$0.17	$(0.16)	$0.04	$0.03
Book value per common share at period end	$2.11	$3.42	$3.08	$2.31
Shares used to compute book value per share	270,207	154,702	386,234	—

COMPARATIVE AND HISTORICAL PER SHARE MARKET PRICE DATA

McDATA’s Class A common stock trades on the Nasdaq Global Select Market under the symbol “MCDTA,” and its Class B common stock trades on the Nasdaq Global Select Market under the symbol “MCDT.” Brocade common stock trades on the Nasdaq Global Select Market under the symbol “BRCD.”

The following table shows the high and low sales prices per share of Brocade common stock and McDATA common stock each as reported on the Nasdaq Global Select Market on (1) August 7, 2006, the last full trading day preceding public announcement that Brocade and McDATA had entered into the merger agreement, and (2) December 4, 2006.

The table also includes the equivalent high and low price per share of McDATA Class A and Class B common stock on those dates. This equivalent high and low price per share reflects the fluctuating value of the Brocade common stock that McDATA stockholders would receive in exchange for each share of McDATA common stock if the merger was completed on either of these dates applying the exchange ratio of 0.75 of a share of Brocade common stock for each share of McDATA common stock exchanged in the merger.

As of November 30, 2006, there were approximately 675 holders of record of Brocade common stock and 275,568,273 shares of Brocade common stock outstanding. As of November 30, 2006, there were approximately 9,506 holders of record of McDATA common stock and 155,628,966 shares of McDATA common stock outstanding.

	McDATA Common Stock		Brocade Common Stock		Equivalent Price Per Share
	High	Low	High	Low	High	Low

August 7, 2006	$3.12 — A	$3.03 — A
	$2.88 — B	$2.78 — B	$6.24	$6.10	$4.68	$4.58
December 4, 2006	$6.16 — A	$5.87 — A
	$6.08 — B	$5.72 — B	$9.12	$8.73	$6.84	$6.55

The following table sets forth the high and low sales prices of Brocade common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this joint proxy statement/prospectus.

	Brocade Common Stock
	High	Low
	($)	($)

Year Ending October 28, 2006

Fourth Fiscal Quarter	8.99	5.92

Third Fiscal Quarter	6.69	5.52

Second Fiscal Quarter	6.97	4.56

First Fiscal Quarter	4.63	3.44

Year Ending October 29, 2005

Fourth Fiscal Quarter	4.49	3.51

Third Fiscal Quarter	4.49	3.88

Second Fiscal Quarter	6.42	4.35

First Fiscal Quarter	7.99	5.83

The foregoing tables show only historical information. These tables may not provide meaningful information to you in determining whether to adopt the merger agreement. Because the number of shares of Brocade common stock to be issued for each share of McDATA common stock is fixed, changes in the market price of Brocade common stock will affect the dollar value of Brocade common stock to be received by McDATA stockholders pursuant to the merger. McDATA stockholders should obtain current market quotations for Brocade common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information” on page 147.

RISK FACTORS

If the merger is completed, McDATA and Brocade will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to information regarding McDATA and Brocade contained in, or incorporated by reference into, this joint proxy statement/prospectus, you should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect the merger, McDATA, Brocade and the combined company. A discussion of additional risks and uncertainties regarding McDATA and Brocade can be found in the information which is incorporated by reference in this joint proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 147 of this joint proxy statement/prospectus. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our respective businesses, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of Brocade common stock or McDATA common stock could decline and you may lose part or all of the value of any Brocade shares or McDATA shares held by you.

Risks Related to the Merger and the Combined Company

     The failure to successfully integrate McDATA’s business and operations in the expected time frame may adversely affect the combined company’s future results.

Brocade believes that the acquisition of McDATA will result in certain benefits, including certain cost synergies, product innovations, and operational efficiencies. However, Brocade’s ability to realize these anticipated benefits depends on successfully combining the businesses of Brocade and McDATA. The combined company may fail to realize the anticipated benefits of the merger for a variety of reasons, including the following:

•	revenue attrition in excess of anticipated levels;

•	Brocade’s inability to conduct extensive integration planning with McDATA prior to the completion of the merger;

•	failure of customers to accept new products or to continue as customers of the combined company;

•	failure to successfully manage relationships with original equipment manufacturers, or OEMs, end-users, distributors and suppliers;

•	failure to qualify the combined company’s products with OEM customers on a timely basis or at all;

•	failure to successfully develop interoperability between the products of Brocade and McDATA;

•	failure to leverage the increased scale of the combined company quickly and effectively;

•	potential difficulties integrating and harmonizing financial reporting systems;

•	the loss of key employees;

•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of the combined company; and

•	failure to combine product offerings and product lines quickly and effectively.

The actual integration may result in additional and unforeseen expenses or delays. If Brocade is not able to successfully integrate McDATA’s business and operations, or if there are delays in combining the businesses, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

     Because the market price of Brocade common stock will fluctuate, Brocade common stock may not maintain its current value and the value of the Brocade common stock issued in connection with the merger will not be known until the closing of the merger.

Upon the completion of the merger, each share of McDATA Class A and Class B common stock outstanding immediately prior to the merger will be converted into the right to receive 0.75 of a share of Brocade’s common stock. Because the exchange ratio for Brocade common shares to be issued in the merger has been fixed, the value of the merger consideration will depend upon the market price of Brocade common stock. The value of Brocade’s common stock to be issued in the merger could be considerably higher or lower than they were at the time the merger consideration was negotiated. The share prices of Brocade common stock, McDATA Class A common stock and McDATA Class B common stock are subject to the general price fluctuations in the market for publicly-traded equity securities, and the prices of both companies’ common stock have experienced significant volatility in the past. Brocade and McDATA urge you to obtain recent market quotations for Brocade common stock, McDATA Class A common stock and McDATA Class B common stock. Neither Brocade nor McDATA can predict or give any assurances as to the respective market prices of its common stock at any time before or after the completion of the merger. Neither Brocade nor McDATA is permitted to terminate the merger agreement or resolicit the vote of their respective stockholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including changes in the respective business operations and prospects of Brocade and McDATA, changes in general market and economic conditions, and regulatory considerations. Many of these factors are beyond the control of Brocade or McDATA.

The market price at the effective time of the merger may vary from the closing price of Brocade common stock on the date the merger was announced, on the date that this joint proxy statement/prospectus is mailed to McDATA and Brocade stockholders and on the date of the McDATA and Brocade special stockholder meetings at which stockholders will be asked to vote on certain matters relating to the merger. Accordingly, at the time of the special stockholder meetings, stockholders will not know or be able to calculate the value of the merger consideration that would be issued upon completion of the merger. Further, the time period between the stockholder votes taken at the special meetings and the completion of the merger will depend on the status of antitrust clearance that must be obtained prior to the completion of the merger and the satisfaction or waiver of other conditions to closing, and there is currently no way to predict how long it will take to obtain these approvals or the changes that may occur in Brocade’s and McDATA’s respective businesses, operations and prospects or in the industry generally that may occur during this period.

     General customer uncertainty related to the merger could harm Brocade, McDATA and the combined company.

Brocade and McDATA’s customers may, in response to the announcement of the proposed merger, or due to concerns about the completion of the proposed merger, delay or defer purchasing decisions. Alternatively, customers may purchase a competitor’s product because of such uncertainty. Further, customer concerns about changes or delays in Brocade’s, McDATA’s or the combined company’s product roadmap may negatively affect customer purchasing decisions. Customers could also be reluctant to purchase the products and services of McDATA or Brocade due to uncertainty about the direction of their technology, products and services, and willingness to support and service existing products which may be discontinued. In addition, customers, OEMs, distributors, resellers, value added resellers, or VARs, and others may also seek to change existing agreements with McDATA or Brocade as a result of the proposed merger. OEMs, resellers, distributors, VARs and other third parties of strategic importance may delay or refuse to certify, support or promote McDATA’s or Brocade’s technology, products and services due to uncertainty created by the proposed merger. If Brocade or McDATA’s customers delay or defer purchasing decisions, or choose to purchase from a competitor, the revenues of Brocade and McDATA, respectively, and the revenues of the combined company, could materially decline or any anticipated increases in revenue could be lower than expected.

     The integration of McDATA into Brocade may result in significant expenses and accounting charges that adversely affect Brocade’s operating results and financial condition.

In accordance with generally accepted accounting principles, Brocade will account for the merger using the purchase method of accounting. The financial results of Brocade may be adversely affected by the resulting accounting charges incurred in connection with the merger. Brocade also expects to incur additional costs associated with combining the operations of Brocade and McDATA, which may be substantial. Additional costs may include: costs of employee redeployment; relocation and retention, including salary increases or bonuses; accelerated amortization of deferred equity compensation and severance payments; reorganization or closure of facilities; taxes; advisor and professional fees and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease Brocade’s net income and earnings per share for the periods in which those adjustments are made. The price of Brocade’s common stock could decline to the extent Brocade’s financial results are materially affected by the foregoing charges and costs, or if the foregoing charges and costs are larger than anticipated. In addition, the charges and costs described above may not be reflected in the unaudited pro forma condensed combined financial statements contained in this joint proxy statement/prospectus and the unaudited pro forma condensed combined financial statements may not be indicative of the actual results of the combined company following the merger.

     The announcement and pending merger could cause disruptions in the businesses of Brocade and McDATA, which could have an adverse effect on their respective business and financial results, and consequently on the combined company.

Brocade and McDATA have operated and, until the completion of the merger, will continue to operate, independently. Uncertainty about the effect of the merger on employees, customers, distributors and suppliers may have an adverse effect on Brocade and McDATA and consequently on the combined company. These uncertainties may impair Brocade’s and McDATA’s ability to retain and motivate key personnel and could cause customers, distributors, suppliers and others with whom each company deals to seek to change existing business relationships which may materially and adversely affect their respective businesses. Due to the limited termination rights agreed to by the parties in the merger agreement, Brocade and McDATA may be obligated to consummate the merger in spite of the adverse effects resulting from the disruption of Brocade’s and McDATA’s ongoing businesses. Furthermore, this disruption could adversely affect the combined company’s ability to maintain relationships with customers, distributors, suppliers and employees after the merger or to achieve the anticipated benefits of the merger. Each of these events could adversely affect Brocade and McDATA in the near term and the combined company if the merger is completed.

     The required regulatory approvals may not be obtained or may contain materially burdensome conditions.

Completion of the merger is conditioned upon the receipt of certain governmental approvals, including the expiration or termination of the applicable waiting periods under the HSR Act. Although Brocade and McDATA have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained. In addition, the governmental entities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger. While Brocade and McDATA do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of jeopardizing or delaying completion of the merger or reducing the anticipated benefits of the merger. If Brocade becomes subject to any material conditions in order to obtain any approvals required to complete the merger, the business and results of operations of the combined company may be adversely affected. Brocade may also elect to challenge and litigate conditions or changes proposed by governmental authorities. Any such litigation could be costly and divert management’s attention from the business. There is also no assurance that Brocade will be successful in any such litigation.

     Failure to complete the merger could negatively impact the stock price and the future business and financial results of Brocade and McDATA.

Completion of the merger is subject to a number of closing conditions, including obtaining requisite regulatory and stockholder approvals, and McDATA and Brocade may be unable to obtain such approvals on a timely basis or at all. If the merger is not completed, the price of McDATA and Brocade common stock may decline. If the merger is not completed, the ongoing business of Brocade and McDATA may be adversely affected and, without realizing any of the benefits of having completed the merger, Brocade and McDATA will be subject to a number of risks, including the following:

•	Brocade or McDATA may be required to pay a termination fee of $22 million if the merger is terminated under certain circumstances, or Brocade may be required to pay a termination fee of $60 million if the merger is terminated under certain other circumstances, all as described in the merger agreement;

•	Brocade and McDATA will be required to pay certain costs relating to the merger, such as legal, accounting, financial advisor and printing fees whether or not the merger is completed; and

•	matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Brocade and McDATA management, which could otherwise have been devoted to other opportunities that may have been beneficial to Brocade and McDATA, as the case may be.

Brocade and McDATA could also be subject to litigation related to any failure to complete the transaction. If the merger is not completed, these risks may materialize and may adversely affect Brocade’s and McDATA’s business, financial results and stock price.

     Integrating Brocade and McDATA may divert management’s attention away from the combined company’s operations.

Successful integration of Brocade’s and McDATA’s operations, products and personnel may place a significant burden on the combined company’s management and internal resources. Challenges of integration include the combined company’s ability to incorporate acquired products and business technology into its existing product lines, including consolidating technology with duplicative functionality or designed on a different technological architecture and provide for interoperability, and its ability to sell the acquired products through Brocade’s existing or acquired sales channels. Brocade may also experience difficulty in effectively integrating the different cultures and practices of McDATA, as well as in assimilating McDATA’s broad and geographically dispersed personnel. Further, the difficulties of integrating McDATA could disrupt the combined company’s ongoing business, distract its management focus from other opportunities and challenges, and increase the combined company’s expenses and working capital requirements. The diversion of management attention and any difficulties encountered in the transition and integration process could harm the combined company’s business, financial condition and operating results.

     McDATA’s and Brocade’s obligation to pay a termination fee under certain circumstances and the restrictions on its ability to solicit other acquisition proposals may discourage other companies from trying to acquire McDATA or Brocade.

Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits McDATA or Brocade from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than Brocade or McDATA, as the case may be. McDATA and Brocade have agreed to pay the other a termination fee of $22 million under specified circumstances. In addition, Brocade has agreed to pay McDATA a termination fee of $60 million under specified circumstances. These provisions could discourage other companies from trying to acquire Brocade at all or McDATA for a higher price.

     McDATA must continue to retain and motivate executives and key employees and recruit new employees, which may be difficult in light of uncertainty regarding the merger, and failure to do so could seriously harm the combined company.

In order to be successful, during the period before the merger is completed, McDATA must continue to retain and motivate executives and other key employees and recruit new employees. Experienced personnel in the networking and network security industries are in high demand and competition for their talents is intense. Employees of McDATA may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. These potential distractions of the merger may adversely affect McDATA’s ability to attract, motivate and retain executives and key employees and keep them focused on the strategies and goals of the combined company. Any failure by McDATA to retain and motivate executives and key employees during the period prior to the completion of the merger could seriously harm its businesses, as well as the business of the combined company.

     The market price of the shares of McDATA Class A and Class B common stock may be affected by factors different from or in addition to those affecting the shares of Brocade common stock.

Upon completion of the merger, holders of McDATA Class A and Class B common stock will become holders of Brocade common stock and will have different rights from the shares of McDATA Class A and Class B common stock. For a comparison of the different rights, see the section entitled “Comparison of Stockholder Rights” beginning on page 125 of this joint proxy statement/prospectus. In addition, an investment in Brocade common stock has different risks than an investment in McDATA Class A or Class B common stock. Former holders of McDATA Class A or Class B common stock will be subject to risks associated with Brocade upon exchange of their shares of McDATA Class A or Class B common stock for Brocade common stock that are different from or in addition to the risks associated with McDATA.

     Directors and officers of McDATA have certain interests in the merger that are different from the interest of McDATA stockholders in recommending that you vote in favor of the proposal to adopt the merger agreement and approve the merger.

When considering the McDATA board of directors’ recommendation that the McDATA stockholders vote in favor of the proposal to adopt the merger agreement, McDATA stockholders should be aware that directors and executive officers of McDATA have interests in the merger that may be different from, or in addition to, the interests of McDATA stockholders. These interests include:

•	with respect to the executive officers of McDATA, the eligibility to receive severance and retention payments;

•	with respect to the executive officers of McDATA, accelerated vesting of stock awards under McDATA’s equity plans in the event the executive officer is terminated without “cause” or “constructively terminated” (as such terms are defined in the applicable agreement) within a certain period following the merger;

•	the continued indemnification of current directors and officers of McDATA under the merger agreement and the continuation of directors’ and officers’ liability insurance after the merger;

•	the retention of some of the officers of McDATA as officers, employees or consultants of Brocade or its subsidiaries; and

•	the acceleration of vesting of restricted stock and restricted stock units held by McDATA executive officers at the effective time of the merger.

These interests, among others, may influence McDATA’s directors in making their recommendation that you vote in favor of the proposal to adopt the merger agreement. For a more detailed description of the interests of the directors and executive officers of McDATA, please see the section entitled “The Merger — Interests of McDATA Directors and Executive Officers in the Merger” beginning on page 87 of this joint proxy statement/prospectus.

Risks Related to Brocade

     Brocade’s future revenue growth depends on its ability to introduce new products and services on a timely basis and achieve market acceptance of these new products and services.

The market for storage networks and data management is characterized by rapidly changing technology and accelerating product introduction cycles. Brocade’s future success depends upon its ability to address the rapidly changing needs of its customers by developing and supplying high-quality, cost-effective products, product enhancements and services on a timely basis, and by keeping pace with technological developments and emerging industry standards. This risk will become more pronounced as the storage network and data management markets becomes more competitive and as demand for new and improved technologies increases.

Brocade has recently introduced a significant number of new products, primarily in its SilkWorm product family, which accounts for a substantial portion of Brocade’s revenues. For example, during fiscal year 2005 Brocade introduced the SilkWorm 48000 Director, the SilkWorm 200E entry level fabric switch, four new switch modules for bladed server solutions, and a new release of Fabric Manager software.

Brocade has recently launched three new software products, the Tapestry Application Resource Manager solution, the Tapestry Data Migration Manager, and the Tapestry Wide Area File Services solution, as well as new service and support offerings. Brocade must achieve widespread market acceptance of Brocade’s new products and service offerings in order to realize the benefits of Brocade’s investments. The rate of market adoption is also critical. The success of Brocade’s product and service offerings depends on numerous factors, including its ability to:

•	properly define the new products and services;

•	timely develop and introduce the new products and services;

•	differentiate Brocade’s new products and services from its competitors’ offerings; and

•	address the complexities of interoperability of Brocade’s products with its OEM partners’ server and storage products and its competitors’ products.

Some factors impacting market acceptance are also outside of Brocade’s control, including the availability and price of competing products, technologies; product qualification requirements by Brocade’s OEM partners, which can cause delays in the market acceptance; and the ability of its OEM partners to successfully distribute, support and provide training for its products. If Brocade is not able to successfully develop and market new and enhanced products and services, its business and results of operations will be harmed.

     Brocade is currently diversifying its product and service offerings to include software applications and professional and support services, and Brocade’s operating results will suffer if these initiatives are not successful.

Starting in the second half of fiscal year 2004, Brocade began making a series of investments in the development and merger of new technologies and services, including new switch modules for bladed server solutions, new hardware and software solutions for information technology infrastructure management and new professional service and support offerings. Some of these offerings are focused on new markets that are adjacent or parallel to Brocade’s traditional market. Brocade’s strategy is to derive competitive advantage and drive incremental revenue growth through such investments. As a result, Brocade believes these new markets could substantially increase its total available market opportunities. However, Brocade cannot be certain that it has accurately identified and estimated these market opportunities. Moreover, Brocade cannot assure you that its new strategic offerings will achieve market acceptance, or that Brocade will benefit fully from the substantial investments it has made and plans to continue to make in them. As a result, Brocade may not be able to successfully penetrate or realize anticipated revenue from these new potential market opportunities. In addition, these investments have caused, and will likely continue to result in, higher operating expenses and if they are not successful, Brocade’s operating income and operating margin will deteriorate.

For instance, Brocade has hired a number of additional employees, and plans to continue to add additional personnel and resources, to further develop and market software applications, including Brocade’s recently introduced Tapestry solutions and its service offerings. In addition, Brocade’s recent merger of NuView, Inc. and Brocade’s strategic partnership with Packeteer, Inc. and Tacit Networks, Inc. (recently acquired by Packeteer) contributed to the software applications associated with these solutions. In addition, because some of Brocade’s new offerings may address different market needs than those it has historically addressed, Brocade may face a number of additional challenges, such as:

•	successfully identifying market opportunities;

•	developing new customer relationships;

•	expanding Brocade’s relationships with its existing OEM partners and end-users;

•	managing different sales cycles;

•	hiring qualified personnel with appropriate skill sets on a timely basis;

•	establishing effective distribution channels and alternative routes to market; and

•	estimating the level of customer acceptance and rate of market adoption.

Brocade’s business and operations are also experiencing rapid change as it diversifies its product and service offerings. If Brocade fails to effectively manage these changes and implement necessary organizational changes,

Brocade’s business and operating results could be harmed and Brocade may have to incur significant expenditures to address the additional operational and control requirements from these changes.

Brocade’s new product and service offerings also may contain some features that are currently offered by Brocade’s OEM partners, which could cause conflicts with partners on whom Brocade relies to bring its current products to customers and thus negatively impact Brocade’s relationship with such partners. In addition, if Brocade is unable to successfully integrate new offerings that Brocade develops, licenses or otherwise acquires into Brocade’s existing base of products and services, Brocade’s business and results of operations may be harmed.

With respect to the investments Brocade is making in an expanded service initiative, these investments may be costly and may not result in market acceptance. For instance, Brocade recently announced the availability of new professional services designed to assist customers in designing, installing, operating and supporting shared storage infrastructures. Traditionally, Brocade has primarily relied on Brocade’s OEM partners and third parties to provide some of these services for end-users of its products and services, and Brocade cannot be sure that this change in its business model will result in anticipated revenues. In addition, staffing for Brocade’s service offerings involves cost and revenue structures that are different from those used in selling hardware and licensing software. Brocade also intends to significantly increase headcount to provide these services. If Brocade does not effectively manage costs relative to revenue, Brocade’s services initiative will not be successful. Further, bringing the service initiative to market may be competitive with certain of Brocade’s OEM partners and other distribution channel partners and disrupt Brocade’s partner relationships.

     Increased market competition may lead to reduced sales, margins, profits and market share.

The storage network and data management markets are becoming increasingly more competitive as new products, services and technologies are introduced by existing competitors and as new competitors enter the market. Increased competition in the past has resulted in greater pricing pressure, and reduced sales, margins, profits and market share. For example, Brocade expects to experience increased competition in future periods as other companies gain market traction with recently released 4 Gbit products that are intended to compete with Brocade’s 4 Gbit products. Moreover, new competitive products could be based on existing technologies or new technologies that may or may not be compatible with Brocade’s storage network technology. Competitive products include, but are not limited to, non-Fibre Channel based emerging products utilizing Gigabit Ethernet, 10 Gigabit Ethernet, InfiniBand, and iSCSI (Internet Small Computer System Interface).

Currently, Brocade believes that it principally faces competition from providers of Fibre Channel switching products for interconnecting servers and storage. These competitors include Cisco Systems, McDATA (with which Brocade will continue to be a competitor until Brocade’s pending merger of McDATA closes) and QLogic Corporation. In addition, Brocade’s OEM partners, who also have relationships with some of Brocade’s current competitors, could become new competitors by developing and introducing products that compete with Brocade’s product offerings, by choosing to sell Brocade’s competitors’ products instead of Brocade’s products, or by offering preferred pricing or promotions on Brocade’s competitors’ products. Competitive pressure will likely intensify as Brocade’s industry experiences further consolidation in connection with mergers by Brocade, its competitors and its OEM partners.

Some of Brocade’s competitors have longer operating histories and significantly greater human, financial and capital resources than Brocade does. Brocade’s competitors could adopt more aggressive pricing policies than Brocade. Brocade believes that competition based on price may become more aggressive than it has traditionally experienced. Brocade’s competitors could also devote greater resources to the development, promotion, and sale of their products than Brocade may be able to support and, as a result, be able to respond more quickly to changes in customer or market requirements. Brocade’s failure to successfully compete in the market would harm Brocade’s business and financial results.

Brocade’s competitors may also put pressure on Brocade’s distribution model of selling products to customers through OEM solution providers by focusing a large number of sales personnel on end-user customers or by entering into strategic partnerships. For example, one of Brocade’s competitors has formed a strategic partnership with a provider of network storage systems, which includes an agreement whereby Brocade’s competitor resells the storage systems of its partner in exchange for sales by the partner of Brocade’s competitor’s products. Such strategic partnerships, if successful, may influence Brocade to change Brocade’s traditional distribution model.

     If Brocade’s assumptions regarding Brocade’s revenues and margins do not materialize, its future profitability could be adversely affected.

Brocade incurred a net loss of $7.2 million in the third quarter of fiscal year 2005 and was not profitable for the full fiscal years 2004 or 2003, and Brocade may not be profitable, or may be less profitable, in the future. Brocade makes its investment decisions and plans its operating expenses based in part on future revenue projections. However, Brocade’s ability to accurately forecast quarterly and annual revenues is limited. In addition, Brocade is diversifying Brocade’s product and service offerings and expanding into other markets that Brocade has not historically focused on, including new and emerging markets. As a result, Brocade faces greater challenges in accurately predicting its revenue and margins with respect to these other markets. Developing new offerings will also require significant, upfront, incremental investments that may not result in revenue for an extended period of time, if at all. Particularly as Brocade seeks to diversify its product and service offerings, Brocade expects to incur significant costs and expenses for product development, sales, marketing and customer services, most of which are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, in the short-term, Brocade may not be able to decrease its spending to offset any unexpected shortfall in revenues. If Brocade’s projected revenues and margins do not materialize, Brocade’s future profitability could be adversely affected.

     The prices of Brocade’s products have declined in the past, and Brocade expects the price of Brocade’s products to continue to decline, which could reduce Brocade’s revenues, gross margins and profitability.

The average selling price for Brocade’s products has declined in the past, and Brocade expects it to continue to decline in the future as a result of changes in product mix, competitive pricing pressure, increased sales discounts, new product introductions by Brocade or Brocade’s competitors, the entrance of new competitors or other factors. For example, in 2005, Brocade introduced and began shipping a number of new products that expand and extend the breadth of Brocade’s product offerings. Several of these new products have lower revenue per port and gross margin than Brocade’s traditional products. If Brocade is unable to offset any negative impact that changes in product mix, competitive pricing pressures, increased sales discounts, enhanced marketing programs, new product introductions by Brocade or Brocade’s competitors, or other factors may have on it by increasing the volume of products shipped or reducing product manufacturing cost, Brocade’s total revenues and gross margins will decline.

In addition, to maintain Brocade’s gross margins Brocade must maintain or increase the number of products shipped, develop and introduce new products and product enhancements, and continue to reduce the manufacturing cost of Brocade’s products. While Brocade has successfully reduced the cost of manufacturing Brocade’s products in the past, Brocade may not be able to continue to reduce cost of production at historical rates. Moreover, most of Brocade’s expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, Brocade may not be able to decrease its spending quickly enough or in sufficient amounts to offset any unexpected shortfall in revenues. If this occurs, Brocade could incur losses, Brocade’s operating results and gross margins could be below its expectations and the expectations of investors and stock market analysts, and its stock price could be negatively affected.

     Brocade depends on OEM partners for a majority of Brocade’s revenues, and the loss of any of these OEM partners or a decrease in their purchases could significantly reduce Brocade’s revenues and negatively affect Brocade’s financial results.

Brocade depends on recurring purchases from a limited number of large OEM partners for the majority of its revenue. As a result, these large OEM partners have a significant influence on Brocade’s quarterly and annual financial results. Brocade’s agreements with its OEM partners are typically cancelable, non-exclusive, have no minimum purchase requirements and have no specific timing requirements for purchases. For the first and second quarters of fiscal 2006, three customers each represented ten percent or more of Brocade’s total revenues for a combined total of 72 percent and 70 percent, respectively. Brocade anticipates that its revenues and operating results will continue to depend on sales to a relatively small number of customers. The loss of any one significant customer, or a decrease in the level of sales to any one significant customer, or unsuccessful quarterly negotiation on key terms, conditions or timing of purchase orders placed during a quarter, would likely cause serious harm to Brocade’s business and financial results.

In addition, some of Brocade’s OEM partners purchase Brocade’s products for their inventories in anticipation of customer demand. These OEM partners make decisions to purchase inventory based on a variety of factors, including their product qualification cycles and their expectations of end customer demand, which may be affected by seasonality and their internal supply management objectives. Others require that Brocade maintain inventories of Brocade’s products in hubs adjacent to their manufacturing facilities and purchase Brocade’s products only as necessary to fulfill immediate customer demand. If more of Brocade’s OEM partners transition to a hub model, form partnerships, alliances or agreements with other companies that divert business away from Brocade; or otherwise change their business practices, their ordering patterns may become less predictable. Consequently, changes in ordering patterns may affect both the timing and volatility of Brocade’s reported revenues. The timing of sales to Brocade’s OEM partners, and consequently the timing and volatility of Brocade’s reported revenues, may be further affected by the product introduction schedules of Brocade’s OEM partners. Brocade also may be exposed to higher risks of obsolete or excess inventories. For example, during the third and fourth quarters of fiscal year 2005, Brocade recorded write-downs for excess and obsolete inventory of $3.4 million and $1.8 million, respectively, due to the faster than expected transition from Brocade’s 2 Gbit products to Brocade’s 4 Gbit products.

Brocade’s OEM partners evaluate and qualify Brocade’s products for a limited time period before they begin to market and sell them. Assisting these distribution partners through the evaluation process requires significant sales, marketing and engineering management efforts on Brocade’s part, particularly if Brocade’s products are being qualified with multiple distribution partners at the same time. In addition, once Brocade’s products have been qualified, its customer agreements have no minimum purchase commitments. Brocade may not be able to effectively maintain or expand its distribution channels, manage distribution relationships successfully, or market its products through distribution partners. Brocade must continually assess, anticipate and respond to the needs of its distribution partners and their customers, and ensure that its products integrate with their solutions. Brocade’s failure to successfully manage its distribution relationships or the failure of its distribution partners to sell Brocade’s products could reduce Brocade’s revenues significantly. In addition, Brocade’s ability to respond to the needs of its distribution partners in the future may depend on third parties producing complementary products and applications for Brocade’s products. If Brocade fails to respond successfully to the needs of these groups, its business and financial results could be harmed.

     Brocade’s quarterly and annual revenues and operating results may fluctuate in future periods due to a number of factors, which could adversely affect the trading price of Brocade’s stock.

Brocade’s quarterly and annual revenues and operating results may vary significantly in the future due to a number of factors, any of which may cause Brocade’s stock price to fluctuate. Factors that may affect the predictability of Brocade’s annual and quarterly results include, but are not limited to, the following:

•	announcements, introductions, and transitions of new products by Brocade and its competitors or its OEM partners;

•	the timing of customer orders, product qualifications, and product introductions of Brocade’s OEM partners;

•	seasonal fluctuations;

•	changes, disruptions or downturns in general economic conditions, particularly in the information technology industry;

•	declines in average selling prices for Brocade’s products as a result of competitive pricing pressures or new product introductions by Brocade or its competitors;

•	the emergence of new competitors in the storage network and data management markets;

•	deferrals of customer orders in anticipation of new products, services, or product enhancements introduced by Brocade or its competitors;

•	Brocade’s ability to timely produce products that comply with new environmental restrictions or related requirements of its OEM customers;

•	Brocade’s ability to obtain sufficient supplies of sole- or limited-sourced components, including application-specific integrated circuits, or ASICs, microprocessors, certain connectors, certain logic chips, and programmable logic devices;

•	increases in prices of components used in the manufacture of Brocade’s products;

•	Brocade’s ability to attain and maintain production volumes and quality levels;

•	variations in the mix of Brocade’s products sold and the mix of distribution channels through which they are sold;

•	pending or threatened litigation;

•	stock-based compensation expense that is affected by Brocade’s stock price;

•	new legislation and regulatory developments; and

•	other risk factors detailed in this section entitled “Risks Related to Brocade.”

Accordingly, the results of any prior periods should not be relied upon as an indication of future performance. Brocade cannot assure you that in some future quarter Brocade’s revenues or operating results will not be below Brocade’s projections or the expectations of stock market analysts or investors, which could cause Brocade’s stock price to decline.

     The failure to accurately forecast demand for Brocade’s products or the failure to successfully manage the production of Brocade’s products could negatively affect the supply of key components for Brocade’s products and Brocade’s ability to manufacture and sell Brocade’s products.

Brocade provides product forecasts to its contract manufacturer and places purchase orders with it in advance of the scheduled delivery of products to Brocade’s customers. Moreover, in preparing sales and demand forecasts, Brocade relies largely on input from its distribution partners. Therefore, if Brocade or its distribution partners are unable to accurately forecast demand, or if Brocade fails to effectively communicate with its distribution partners about end-user demand or other time-sensitive information, sales and demand forecasts may not reflect the most accurate, up-to-date information. If these forecasts are inaccurate, Brocade may be unable to obtain adequate manufacturing capacity from its contract manufacturer to meet customers’ delivery requirements, or Brocade may accumulate excess inventories. Furthermore, Brocade may not be able to identify forecast discrepancies until late in its fiscal quarter. Consequently, Brocade may not be able to make adjustments to its business model. If Brocade is unable to obtain adequate manufacturing capacity from its contract manufacturer, if Brocade accumulates excess inventories, or if Brocade is unable to make necessary adjustments to Brocade’s business model, revenue may be delayed or even lost to Brocade’s competitors, and Brocade’s business and financial results may be harmed.

In addition, although the purchase orders placed with Brocade’s contract manufacturer are cancelable, in certain circumstances Brocade could be required to purchase certain unused material not returnable, usable by, or sold to other customers if Brocade cancels any of Brocade’s orders. This purchase commitment exposure is particularly high in periods of new product introductions and product transitions. If Brocade is required to purchase unused material from Brocade’s contract manufacturer, Brocade would incur unanticipated expenses and Brocade’s business and financial results could be negatively affected.

     The loss of Brocade’s third-party contract manufacturer would adversely affect Brocade’s ability to manufacture and sell Brocade’s products.

The loss of Brocade’s third-party contract manufacturer could significantly impact Brocade’s ability to produce its products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. If Brocade is required to change its contract manufacturer, if Brocade fails to effectively manage its contract manufacturer, or if its contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of Brocade’s products to Brocade’s customers could be delayed resulting in loss of revenues and Brocade’s competitive position and relationship with customers could be harmed.

     Brocade is dependent on sole source and limited source suppliers for certain key components.

Brocade purchases certain key components used in the manufacture of its products from single or limited sources. Brocade purchases specific ASICs from a single source, and Brocade purchases microprocessors, certain connectors, small form-factor pluggable transceivers, or SFP’s, logic chips, power supplies and programmable logic devices from limited sources. Brocade also licenses certain third-party software that is incorporated into Brocade’s operating system software and other software products. If Brocade is unable to obtain these and other components when required or Brocade experiences significant component defects, Brocade may not be able to deliver Brocade’s products to Brocade’s customers in a timely manner. As a result, Brocade’s business and financial results could be harmed.

Brocade uses rolling forecasts based on anticipated product orders to determine component requirements. If Brocade overestimates component requirements, Brocade may have excess inventory, which would increase Brocade’s costs. If Brocade underestimates component requirements, Brocade may have inadequate inventory, which could interrupt the manufacturing process and result in lost or delayed revenue. In addition, lead times for components vary significantly and depend on factors such as the specific supplier, contract terms, and demand for a component at a given time. Brocade also may experience shortages of certain components from time to time, which also could delay the manufacturing and sales processes. If Brocade overestimates or underestimates Brocade’s component requirements, or if Brocade experiences shortages, Brocade’s business and financial results could be harmed.

     Brocade’s business is subject to cyclical fluctuations and uneven sales patterns.

Many of Brocade’s OEM partners experience uneven sales patterns in their businesses due to the cyclical nature of information technology spending. For example, some of Brocade’s partners close a disproportionate percentage of their sales transactions in the last month, weeks and days of each fiscal quarter, and other partners experience spikes in sales during the fourth calendar quarter of each year. Because the majority of Brocade’s sales are derived from a small number of OEM partners, when they experience seasonality, Brocade typically experiences similar seasonality. Historically, revenues in Brocade’s second fiscal quarter are lower compared with a seasonally stronger first fiscal quarter due to a typically slower growth period for most of Brocade’s major OEM partners. For instance, Brocade was exposed to significant seasonality in the second fiscal quarter of fiscal year 2005 in part due to weaker spending in the enterprise product line during the first calendar quarter of 2005. In addition, Brocade has experienced quarters where uneven sales patterns of Brocade’s OEM partners have resulted in a significant portion of Brocade’s revenue occurring in the last month of Brocade’s fiscal quarter. This exposes Brocade to additional inventory risk as it has to order products in anticipation of expected future orders and additional sales risk if Brocade is unable to fulfill unanticipated demand. Brocade is not able to predict the degree to which the seasonality and uneven sales patterns of Brocade’s OEM partners or other customers will affect Brocade’s business in the future particularly as Brocade release new products.

     Brocade has been named as a party to several class action and derivative action lawsuits arising from Brocade’s recent internal reviews and related restatements of Brocade’s financial statements, and Brocade may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on Brocade’s business, financial condition, results of operations and cash flows.

Brocade is subject to a number of lawsuits arising from Brocade’s recent internal reviews and the related restatements of Brocade’s financial statements, some purportedly filed on behalf of a class of Brocade’s stockholders, against Brocade and certain of its executive officers claiming violations of securities laws and others purportedly filed on behalf of Brocade against certain of Brocade’s executive officers and board members, and Brocade may become the subject of additional private or government actions. The expense of defending such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and defending Brocade may divert management’s attention from the day-to-day operations of Brocade’s business, which could adversely affect Brocade’s business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on Brocade’s business, results of operations and cash flows.

     As a result of Brocade’s internal reviews and related restatements, Brocade is subject to investigations by the SEC and Department of Justice, or DOJ, which may not be resolved favorably and have required, and may continue to require, a significant amount of management time and attention and accounting and legal resources, which could adversely affect Brocade’s business, results of operations and cash flows.

The SEC and the DOJ are currently conducting investigations of Brocade. The period of time necessary to resolve the SEC and DOJ investigations is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of Brocade’s business. If Brocade is subject to an adverse finding resulting from the SEC and DOJ investigation, Brocade could be required to pay damages or penalties or have other remedies imposed upon Brocade. During the three months ended January 28, 2006 Brocade began active settlement discussions with the Staff of the SEC’s Division of Enforcement, or the Staff. As a result of these discussions, for the three months ended January 28, 2006 Brocade recorded $7.0 million provision for an estimated settlement expense. The $7.0 million estimated settlement expense is based on an offer of settlement that Brocade made to the Staff and for which the Staff has stated it intends to recommend to the SEC’s Commissioners. The offer of settlement is contingent upon final approval by the SEC’s Commissioners. The recent restatements of Brocade’s financial results, the ongoing SEC and DOJ investigations and any negative outcome that may occur from these investigations could impact Brocade’s relationships with customers and Brocade’s ability to generate revenue. In addition, considerable legal and accounting expenses related to these matters have been incurred to date and significant expenditures may continue to be incurred in the future. The SEC and DOJ investigations could adversely affect Brocade’s business, results of operations, financial position and cash flows.

In July 2006, the United States Attorney’s Office for the Northern District of California, the SEC, and the Federal Bureau of Investigation announced the filing of civil and, in some cases criminal, charges against certain former executive officers of Brocade. While those actions are targeted against former executive officers and not Brocade, those actions may nevertheless have an adverse impact on Brocade. In addition to the risks noted above, Brocade may have certain indemnification obligations to such former officers in connection with such actions.

Brocade may engage in future mergers and strategic investments that dilute the ownership percentage of Brocade’s stockholders and would require it to use cash, incur debt or assume contingent liabilities.

As part of Brocade’s business strategy, Brocade expect to continue to review opportunities to buy or invest in other businesses or technologies that it believes would complement Brocade’s current products, expand the breadth of its markets or enhance its technical capabilities, or that may otherwise offer growth opportunities. If Brocade buys or invests in other businesses, products or technologies in the future, Brocade could:

•	incur significant unplanned expenses and personnel costs;

•	issue stock, or assume stock option plans that would dilute Brocade’s current stockholders’ percentage ownership;

•	use cash, which may result in a reduction of Brocade’s liquidity;

•	incur debt;

•	assume liabilities; and

•	spend resources on unconsummated transactions.

In addition, Brocade is not currently eligible to file short-form registration statements on Form S-3. Although registration statements on other forms are available, it could increase the cost of future mergers involving the issuance of stock until such time that Brocade regains eligibility to file on Form S-3.

Brocade may not realize the anticipated benefits of past or future mergers and strategic investments, and integration of mergers may disrupt Brocade’s business and management.

Brocade has in the past and may in the future acquire or make strategic investments in additional companies, products or technologies. Most recently, Brocade announced that Brocade entered into an agreement to acquire McDATA.

Brocade also recently completed the merger of NuView, Inc. in March 2006, Therion Software Corporation in May 2005 and a strategic investment in Tacit Networks in May 2005 (recently acquired by Packeteer, Inc.). Brocade may not realize the anticipated benefits of these or any other mergers or strategic investments, which involve numerous risks, including:

•	problems integrating the purchased operations, technologies, personnel or products over geographically disparate locations;

•	unanticipated costs, litigation and other contingent liabilities;

•	diversion of management’s attention from Brocade’s core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering into markets in which Brocade have limited, or no prior experience;

•	failure to successfully manage additional remote locations, including the additional infrastructure and resources necessary to support and integrate such locations;

•	incurrence of significant exit charges if products acquired in business combinations are unsuccessful;

•	incurrence of merger-related costs or amortization costs for acquired intangible assets that could impact Brocade’s operating results;

•	potential write-down of goodwill and/or acquired intangible assets, which are subject to impairment testing on a regular basis, and could significantly impact Brocade’s operating results;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired business; and

•	potential loss of Brocade’s key employees or the key employees of an acquired organization.

If Brocade is not able to successfully integrate businesses, products, technologies or personnel that Brocade acquires, or to realize expected benefits of Brocade’s mergers or strategic investments, Brocade’s business and financial results may be adversely affected.

Brocade is subject to environmental regulations that could have a material adverse effect on Brocade’s business.

Brocade are subject to various environmental and other regulations governing product safety, materials usage, packaging and other environmental impacts in the various countries where Brocade’s products are sold. For example, many of Brocade’s products are subject to laws and regulations that restrict the use of mercury, hexavalent chromium, cadmium and other substances, and require producers of electrical and electronic equipment to assume responsibility for collecting, treating, recycling and disposing of Brocade’s products when they have reached the end of their useful life. For example, in Europe substance restrictions will apply to products sold after July 1, 2006, and certain of Brocade’s OEM partners require compliance with these or more stringent requirements prior to such date. In some cases Brocade redesigned Brocade’s products to comply with these substance restrictions as well as related requirements imposed by Brocade’s OEM customers. In addition, recycling, labeling, financing and related requirements have already begun to apply to products Brocade sell in Europe. Brocade is also coordinating with Brocade’s suppliers to provide Brocade with compliant materials, parts and components. Despite Brocade’s efforts to ensure that Brocade’s products comply with new and emerging requirements, Brocade cannot provide absolute assurance that its products will, in all cases comply with such requirements. If Brocade’s products do not comply with the European substance restrictions or other applicable environmental laws, Brocade could become subject to fines, civil or criminal sanctions, and contract damage claims. In addition, Brocade could be prohibited from shipping non-compliant products into one or more jurisdictions, and required to recall and replace any non-compliant products already shipped, which would disrupt Brocade’s ability to ship products and result in reduced revenue, increased obsolete or excess inventories and harm to Brocade’s business and customer relationships. Brocade’s suppliers may also fail to provide it with compliant materials, parts and components despite Brocade’s requirement to them to provide compliant materials, parts and components, which could impact Brocade’s ability to timely produce compliant products and, accordingly could disrupt Brocade’s business. In addition, various other countries and states in the United States have issued, or are in the process of issuing, other environmental regulations that may impose additional restrictions or obligations and require further changes to Brocade’s products.

Brocade’s business and operations are experiencing rapid change as Brocade diversifies its product and service offerings. If Brocade fails to effectively manage these changes, Brocade’s business and operating results could be harmed and Brocade may have to incur significant expenditures to address the additional operational and control requirements of these changes.

Brocade has experienced, and continues to experience, rapid growth in its headcount and operations, which has placed, and may continue to place, increased demands on Brocade’s management, operational and financial infrastructure. If Brocade does not effectively manage its growth, the quality of Brocade’s products and services could suffer, which could negatively affect Brocade’s brand and operating results. Brocade’s expansion and growth in international markets heightens these risks as a result of the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, Brocade will need to continue to improve Brocade’s operational, financial and management controls and Brocade’s reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, Brocade’s ability to manage its growth will be impaired and Brocade may have to make significant additional expenditures to address these issues, which could harm Brocade’s financial position.

     If Brocade loses key personnel or is unable to hire additional qualified personnel, Brocade’s business may be harmed.

Brocade’s success depends to a significant degree upon the continued contributions of key management, engineering, sales and other personnel, many of whom would be difficult to replace. Brocade believes its future success will also depend, in large part, upon Brocade’s ability to attract and retain highly skilled managerial, engineering, sales and other personnel, and on the ability of management to operate effectively, both individually and as a group, in geographically disparate locations. Brocade has experienced difficulty in hiring qualified personnel in areas such as application specific integrated circuits, software, system and test, sales, marketing, service, key management and customer support. In addition, Brocade’s past reductions in force could potentially make attracting and retaining qualified employees more difficult in the future. Brocade’s ability to hire qualified personnel may also be negatively impacted by Brocade’s recent internal reviews and financial statement restatements, related investigations by the SEC and DOJ, and Brocade’s stock price. The loss of the services of any of Brocade’s key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively affect Brocade’s ability to sell its products.

In addition, companies in the computer storage and server industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices or that there will be inappropriate disclosure of confidential or proprietary information. Brocade may be subject to such claims in the future as Brocade seeks to hire additional qualified personnel. Such claims could result in material litigation. As a result, Brocade could incur substantial costs in defending against these claims, regardless of their merits, and be subject to additional restrictions if any such litigation is resolved against Brocade.

     Brocade’s revenues will be affected by changes in domestic and international information technology spending and overall demand for storage area network solutions.

In the past, unfavorable or uncertain economic conditions and reduced global information technology spending rates have adversely affected Brocade’s operating results. Brocade is unable to predict changes in general economic conditions and when information technology spending rates will be affected. If there are future reductions in either domestic or international information technology spending rates, or if information technology spending rates do not improve, Brocade’s revenues, operating results and financial condition may be adversely affected.

Even if information technology spending rates increase, Brocade cannot be certain that the market for storage network and data management solutions will be positively impacted. Brocade’s storage networking products are sold as part of storage systems and subsystems. As a result, the demand for Brocade’s storage networking products has historically been affected by changes in storage requirements associated with growth related to new applications and an increase in transaction levels. Although in the past Brocade has experienced historical growth in Brocade’s business as enterprise-class customers have adopted storage area network technology, demand for storage network products in the enterprise-class sector could be adversely affected if the overall economy weakens or experiences greater uncertainty, or if larger businesses were to decide to limit new equipment purchases. If information technology spending levels are restricted, and new products improve Brocade’s customers’ ability to utilize their existing storage infrastructure, the demand for storage network products may decline. If this occurs, Brocade’s business and financial results will be harmed.

     Brocade’s business is subject to increasingly complex corporate governance, public disclosure, accounting, and tax requirements that have increased both its costs and the risk of noncompliance.

Brocade is subject to rules and regulations of federal and state government as well as the stock exchange on which Brocade’s common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC, the Internal Revenue Service and Nasdaq, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Brocade’s efforts to comply with these requirements have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Brocade is subject to periodic audits or other reviews by such governmental agencies. For example, in November 2005, Brocade was notified by the Internal Revenue Service that Brocade’s domestic federal income tax return for the year ended October 25, 2003 was subject to audit. Additionally, in May 2006, the Franchise Tax Board notified Brocade that its California income tax returns for the years ended October 25, 2003 and October 30, 2004 are subject to audit. The SEC also periodically reviews Brocade’s public company filings. Any such examination or review frequently requires management’s time and diversion of internal resources and, in the event of an unfavorable outcome, may result in additional liabilities or adjustments to Brocade’s historical financial results.

     Recent changes in accounting rules, including the expensing of stock options granted to Brocade’s employees, could have a material impact on Brocade’s reported business and financial results.

The U.S. generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the PCAOB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Brocade’s reported financial results.

On December 15, 2004, the FASB issued SFAS 123R, Share-Based Payment, which requires Brocade to measure compensation expense for employee stock options using the fair value method beginning the first quarter of fiscal year 2006, which is the quarter ended January 28, 2006. SFAS 123R applies to all outstanding stock options that are not vested at the effective date and grants of new stock options made subsequent to the effective date. As a result of SFAS 123R, Brocade recorded higher levels of stock based compensation due to differences between the valuation methods of SFAS 123R and APB 25. In prior periods, Brocade recorded any compensation expense associated with stock option grants to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25.

     Brocade’s future operating expenses may be adversely affected by changes in Brocade’s stock price.

A portion of Brocade’s outstanding stock options are subject to variable accounting. Under variable accounting, Brocade is required to remeasure the value of the options, and the corresponding compensation expense, at the end of each reporting period until the option is exercised, cancelled or expires unexercised. As a result, the stock-based compensation expense Brocade recognizes in any given period can vary substantially due to changes in the market value of Brocade’s common stock. Volatility associated with stock price movements has resulted in compensation benefits when Brocade’s stock price has declined and compensation expense when

Brocade’s stock price has increased. For example, the market value of Brocade’s common stock at the end of the third and fourth quarters of fiscal year 2005 and the first quarter of 2006 was $4.48, $3.60 and $4.62 per share, respectively. Accordingly, Brocade recorded compensation expense (benefit) in the fourth quarter of fiscal year 2005 and the first quarter of fiscal year 2006 of approximately $(0.2) million and $0.3 million, respectively. Brocade is unable to predict the future market value of Brocade’s common stock and therefore is unable to predict the compensation expense or benefit that Brocade will record in future periods.

     Brocade’s failure to successfully manage the transition between its new products and its older products may adversely affect Brocade’s financial results.

As Brocade introduces new or enhanced products, Brocade must successfully manage the transition from older products to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and provide sufficient supplies of new products to meet customer demands. When Brocade introduce new or enhanced products, Brocade faces numerous risks relating to product transitions, including the inability to accurately forecast demand, and manage different sales and support requirements due to the type or complexity of the new products.

For example, Brocade recently introduced 4 Gigabit per second, or Gbit, technology solutions that replace many of Brocade’s 2 Gbit products. During the third quarter of fiscal year 2005, Brocade’s net revenue was $122.3 million, down 16 percent from $144.8 million reported in the second quarter of fiscal year 2005 and 19 percent from $150.0 million reported in the third quarter of fiscal year 2004. Brocade believes that the transition from 2 Gbit products to 4 Gbit products was a significant factor contributing to the drop in Brocade’s revenue in the third quarter of fiscal year 2005. Brocade also recorded a $3.4 million and $1.8 million write-down during the third and fourth quarters of fiscal year 2005, respectively, for excess and obsolete inventory due largely to the faster than expected product transition.

International political instability and concerns about other international crises may increase Brocade’s cost of doing business and disrupt Brocade’s business.

International political instability may halt or hinder Brocade’s ability to do business and may increase Brocade’s costs. Various events, including the occurrence or threat of terrorist attacks, increased national security measures in the United States and other countries, and military action and armed conflicts, can suddenly increase international tensions. Increases in energy prices will also impact Brocade’s costs and could harm Brocade’s operating results. In addition, concerns about other international crises, such as the spread of severe acute respiratory syndrome, avian influenza, or bird flu, and West Nile viruses, may have an adverse effect on the world economy and could adversely affect Brocade’s business operations or the operations of Brocade’s OEM partners, contract manufacturer and suppliers. This political instability and concerns about other international crises may, for example:

•	negatively affect the reliability and cost of transportation;

•	negatively affect the desire and ability of Brocade’s employees and customers to travel;

•	disrupt the production capabilities of Brocade’s OEM partners, contract manufacturers and suppliers;

•	adversely affect Brocade’s ability to obtain adequate insurance at reasonable rates; and

•	require Brocade to take extra security precautions for its operations.

Furthermore, to the extent that air or sea transportation is delayed or disrupted, the operations of Brocade’s contract manufacturers and suppliers may be disrupted, particularly if shipments of components and raw materials are delayed.

Brocade has extensive international operations, which subjects it to additional business risks.

A significant portion of Brocade’s sales occur in international jurisdictions and Brocade’s contract manufacturer has significant operations in China. Brocade also plans to continue to expand its international operations and sales activities. Expansion of international operations will involve inherent risks that Brocade may not be able to control, including:

•	supporting multiple languages;

•	recruiting sales and technical support personnel with the skills to design, manufacture, sell, and support Brocade’s products;

•	increased complexity and costs of managing international operations;

•	increased exposure to foreign currency exchange rate fluctuations;

•	commercial laws and business practices that favor local competition;

•	multiple, potentially conflicting, and changing governmental laws, regulations and practices, including differing export, import, tax, labor, anti-bribery and employment laws;

•	longer sales cycles and manufacturing lead times;

•	difficulties in collecting accounts receivable;

•	reduced or limited protection of intellectual property rights;

•	managing a development team in geographically disparate locations, including China and India;

•	more complicated logistics and distribution arrangements; and

•	political and economic instability.

To date, no material amount of Brocade’s international revenues and costs of revenues have been denominated in foreign currencies. As a result, an increase in the value of the United States dollar relative to foreign currencies could make Brocade’s products more expensive and, thus, not competitively priced in foreign markets. Additionally, a decrease in the value of the United States dollar relative to foreign currencies could increase Brocade’s operating costs in foreign locations. In the future, a larger portion of Brocade’s international revenues may be denominated in foreign currencies, which will subject Brocade to additional risks associated with fluctuations in those foreign currencies. Brocade currently does not have hedging program in place to offset its foreign currency risk.

Undetected software or hardware errors could increase Brocade’s costs, reduce Brocade’s revenues and delay market acceptance of Brocade’s products.

Networking products frequently contain undetected software or hardware errors, or bugs, when first introduced or as new versions are released. Brocade’s products are becoming increasingly complex and, particularly as Brocade continue to expand Brocade’s product portfolio to include software-centric products, including software licensed from third parties, errors may be found from time to time in Brocade’s products. Some types of errors also may not be detected until the product is installed in a heavy production or user environment. In addition, Brocade’s products are often combined with other products, including software, from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause Brocade to incur significant warranty and repair costs, divert the attention of engineering personnel from product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by another vendor’s storage network and data management products or Brocade’s, could delay market acceptance of Brocade’s new products.

Brocade relies on licenses from third parties and the loss or inability to obtain any such license could harm Brocade’s business.

Many of Brocade’s products are designed to include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of Brocade’s products, Brocade believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Brocade’s inability to obtain certain licenses or other rights on favorable terms could have a material adverse effect on Brocade’s business, operating results and financial condition.

If Brocade fails to carefully manage the use of “open source” software in Brocade’s products, Brocade may be required to license key portions of Brocade’s products on a royalty free basis or expose key parts of source code.

Certain of Brocade’s products or technologies acquired, licensed or developed by it may incorporate so-called “open source” software. Open source software is typically licensed for use at no initial charge, but certain open source software licenses impose on the licensee of the applicable open source software certain requirements to license or make available to others both the open source software as well as the software that relates to, or interacts with, the open source software. Brocade’s ability to commercialize products or technologies incorporating open source software or otherwise fully realize the anticipated benefits of any such merger may be restricted as a result of using such open source software.

Brocade may be unable to protect its intellectual property, which could negatively affect Brocade’s ability to compete.

Brocade relies on a combination of patent, copyright, trademark, and trade secret laws, confidentiality agreements, and other contractual restrictions on disclosure to protect Brocade’s intellectual property rights. Brocade also enters into confidentiality or license agreements with Brocade’s employees, consultants, and corporate partners, and control access to and distribution of Brocade’s technology, software, documentation, and other confidential information. These measures may not preclude the disclosure of Brocade’s confidential or proprietary information, or prevent competitors from independently developing products with functionality or features similar to Brocade’s products. Despite efforts to protect Brocade’s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Brocade’s products or technology. Monitoring unauthorized use of Brocade’s products is difficult, and Brocade cannot be certain that the steps Brocade takes to prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as in the United States, will be effective.

Third-parties may bring infringement claims against Brocade, which could be time-consuming and expensive to defend.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Brocade have in the past been involved in intellectual property-related disputes, including lawsuits with Vixel Corporation, Raytheon Company and McDATA, and Brocade may be involved in such disputes in the future, to protect Brocade’s intellectual property or as a result of an alleged infringement of the intellectual property of others. Brocade also may be subject to indemnification obligations with respect to infringement of third party intellectual property rights pursuant to Brocade’s agreements with customers. These claims and any resulting lawsuit could subject Brocade to significant liability for damages and invalidation of proprietary rights. Any such lawsuits, even if ultimately resolved in Brocade’s favor, would likely be time-consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property dispute also could force Brocade to do one or more of the following:

•	stop selling, incorporating or using products or services that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property a license to the relevant intellectual property, which may require Brocade to pay royalty or license fees, or to license Brocade’s intellectual property to such owner, and which may not be available on commercially reasonable terms or at all; and

•	redesign those products or services that use technology that is the subject of an infringement claim.

If Brocade is forced to take any of the foregoing actions, Brocade’s business and results of operations could be materially harmed.

Brocade’s failure, or the failure of its customers, to comply with evolving industry standards and government regulations could harm Brocade’s business.

Industry standards for storage network products are continuing to evolve and achieve acceptance. To remain competitive, Brocade must continue to introduce new products and product enhancements that meet these industry standards. All components of the storage network must interoperate together. Industry standards are in place to specify guidelines for interoperability and communication based on standard specifications. Brocade’s products encompass only a part of the entire storage network solution utilized by the end-user, and Brocade depends on the companies that provide other components of the storage network solution, many of whom are significantly larger than Brocade is, to support the industry standards as they evolve. The failure of these providers to support these industry standards could adversely affect the market acceptance of Brocade’s products.

In addition, in the United States, Brocade’s products comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that Brocade develops will be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm Brocade’s business.

Business interruptions could adversely affect Brocade’s business.

Brocade’s operations and the operations of its suppliers, contract manufacturer and customers are vulnerable to interruption by fire, earthquake, hurricanes, power loss, telecommunications failure and other events beyond Brocade’s control. For example, a substantial portion of Brocade’s facilities, including its corporate headquarters, is located near major earthquake faults. In the event of a major earthquake, Brocade could experience business interruptions, destruction of facilities and loss of life. Brocade does not carry earthquake insurance and has not set aside funds or reserves to cover such potential earthquake-related losses. In addition, Brocade’s contract manufacturer has a major facility located in an area that is subject to hurricanes. In the event that a material business interruption occurs that affects Brocade or its suppliers, contract manufacturer or customers, shipments could be delayed and Brocade’s business and financial results could be harmed.

Provisions in Brocade’s charter documents, customer agreements, Delaware law, and Brocade’s stockholder rights plan could prevent or delay a change in control of Brocade, which could hinder stockholders’ ability to receive a premium for Brocade’s stock.

Provisions of Brocade’s certificate of incorporation and bylaws may discourage, delay or prevent a merger or merger that a stockholder may consider favorable. These provisions include:

•	authorizing the issuance of preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent; and

•	requiring super-majority voting to effect amendments to the foregoing provisions of Brocade’s certificate of incorporation and bylaws.

Certain provisions of Delaware law also may discourage, delay, or prevent someone from acquiring or merging with Brocade, and Brocade’s agreements with certain of Brocade’s customers require that Brocade give prior notice of a change of control and grant certain manufacturing rights following a change of control. In addition, Brocade currently has in place a stockholder rights plan. Brocade’s various anti-takeover provisions could prevent or delay a change in control of Brocade, which could hinder stockholders’ ability to receive a premium for Brocade’s stock.

Brocade expects to experience volatility in Brocade’s stock price, which could negatively affect stockholders’ investments.

The market price of Brocade’s common stock has experienced significant volatility in the past and will likely continue to fluctuate significantly in response to the following factors, some of which are beyond Brocade’s control:

•	macroeconomic conditions;

•	actual or anticipated fluctuations in Brocade’s operating results;

•	changes in financial estimates and ratings by securities analysts;

•	changes in market valuations of other technology companies;

•	announcements of financial results by Brocade or other technology companies;

•	announcements by Brocade, its competitors, customers, or similar businesses of significant technical innovations, contracts, mergers, strategic partnerships, joint ventures or capital commitments;

•	comments made by third-party market observers that may impact investment decisions of investors;

•	losses of major OEM partners;

•	additions or departures of key personnel;

•	adverse finding resulting from the SEC and DOJ investigation or related litigation;

•	sales by Brocade of common stock or convertible securities;

•	incurring additional debt; and

•	other risk factors detailed in this section.

In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause Brocade’s stock price to fall regardless of how the business performs.

Risks Related to McDATA

McDATA’s quarterly revenues and operating results have historically fluctuated for a number of reasons, which has also caused McDATA’s stock price to fluctuate.

Quarterly revenues and operating results from continuing operations have varied significantly in the past due to a number of factors, which has caused McDATA’s stock price to fluctuate. The primary factors that have historically affected McDATA’s quarterly financial performance include the following:

•	fluctuations in demand for McDATA’s products and services;

•	increasing competition from competitors which have products similar to McDATA and the availability of alternative products that can address storage networking needs of customers;

•	the potentially negative financial impact related to McDATA’s acquisition of Computer Network Technology Corporation, or CNT;

•	the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from McDATA’s significant customers and whether any orders are cancelled;

•	the sales mix among McDATA’s storage networking products and services;

•	McDATA’s traditionally long sales cycle, which can range from 90 days to 12 months or more;

•	the fact that McDATA’s products and services are usually only part of an overall solution that its customers may have problems implementing or obtaining the required components or services from other vendors;

•	McDATA’s ability to successfully qualify its products with storage OEMs and its ability to source third party products that McDATA resells;

•	announcements and new product introductions by McDATA’s competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by it or its competitors;

•	decreases over time in the prices at which McDATA can sell its products;

•	McDATA’s ability to obtain sufficient supplies of components, including limited sourced components, and products McDATA supplies at reasonable prices, or at all;

•	communication costs and the availability of communication lines;

•	increases in the prices of the components and supplied products McDATA purchases;

•	the under utilization of consultants;

•	McDATA’s ability to attain and maintain production volumes and quality levels for its products;

•	increased expenses, particularly in connection with McDATA’s strategy to continue to expand its relationships with the parties with whom McDATA has entered into strategic relationships; and

•	general economic and political conditions and related customer budget constraints.

Accordingly, you should not rely on the results of any past periods as an indication of McDATA’s future performance. Because most of McDATA’s expenses are fixed in the short-term or incurred in advance of anticipated revenue, McDATA may not be able to decrease its expenses in a timely manner to offset any unexpected shortfall in revenue.

Changing market conditions and increased competitive risks could adversely affect McDATA’s revenues.

The competition in the data access and SAN, MAN, and WAN markets for McDATA’s products, software and solutions has grown, and these markets will continue to become more competitive with (a) the recent introduction of competitive products, (b) alternative competitive technologies offered by other network companies that can effectively network storage data and (c) pricing pressures resulting from this increased competition. As a result of these market changes, McDATA anticipates continued lengthened sales cycles and price erosion in an environment where storage OEM certification of its products may still be required for end-user customer acceptance. Given that a majority of McDATA’s revenues are derived from its direct-assist sales model with distribution through its channel partners, McDATA is still highly dependent upon its channel partners’ relationships with end-user customers to promote the value of its products. If McDATA’s channel partners do not promote the value of its products or competitors begin to control end-user customer preference, McDATA may lose sales in key enterprise accounts that would materially adversely affect its revenues. While McDATA’s acquisition of CNT allows it to offer SAN extension products, third party products and services directly to end-user customers, and such offerings are generally not in conflict with its channel partners, McDATA is nonetheless cautious in its sales model to properly manage and leverage its existing channel relationships.

McDATA may not be able to successfully compete against existing or potential SAN competitors.

The market for McDATA’s SAN switching products, software and solutions is highly competitive, especially with the entrance of Cisco into the market in 2002. McDATA’s competitors are providing SAN switching hardware, server blade solutions and software that is multi-protocol capable (such as Fibre Channel over IP, or FCIP, SCSI over Internet, or iSCSI, Internet Fibre Channel, or iFCP, and InfiniBand). McDATA’s competitors in this market include Brocade, Cisco, QLogic Corp., Emulex Corporation (which acquired Vixel Corporation), Broadcom Corporation (which acquired the assets of Gadzoox Networks), Fujitsu Softech and others, including storage hardware device providers. Given the market share gain by Cisco, other IP based switching companies such as Juniper, Extreme, Foundry and others may enter the market for SAN products. Many of McDATA’s competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, more established distribution channels and substantially greater financial and managerial resources than McDATA. Given the highly competitive market, McDATA anticipates continued lengthened sales cycles and continued downward pricing pressures. To be competitive, McDATA acquired CNT to expand its Global Enterprise Data Infrastructure, or GEDI, strategy, which is to enable customers to consolidate their data assets in storage networks and to extend the boundary of those networks through network connectivity and distance products (i.e., SAN extension products previously offered by CNT). These products and services are sold directly and through channels partners. Continued or increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share, further elongating of sales cycles, or the failure of McDATA’s products to achieve or maintain market acceptance.

McDATA incurred a substantial loss for the six months ended July 31, 2006 and for the fiscal year ended January 31, 2006 and may not be profitable in the future.

McDATA incurred losses of $30.1 million and $30.6 million, respectively, for the six months ended July 31, 2006 and for the fiscal year ended January 31, 2006. McDATA’s future operating results will depend on many factors, including the growth of the SAN market, market acceptance of new products McDATA introduces, demand for its products, levels of product and price competition and its reaching and maintaining targeted costs for its products. In addition, McDATA expects to incur continued significant product development, sales and marketing, and general and administrative expenses. McDATA cannot provide assurance that McDATA will generate sufficient revenue to achieve or sustain profitability.

The prices and gross margins of McDATA’s products may decline, which would reduce its revenues and profitability.

In response to changes in its product mix, competitive pricing pressures, increased sales discounts, introductions of new competitive products, product enhancements by McDATA’s competitors, increases in manufacturing or labor costs or other operating expenses, McDATA may experience declines in prices, gross margins and profitability. To maintain its gross margins McDATA must maintain or increase current shipment volumes, develop and introduce new products and product enhancements and reduce the costs to produce its products. Moreover, most of McDATA’s expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, McDATA may not be able to decrease its spending to offset any unexpected shortfall in revenues. If this occurs, McDATA could incur losses, and its revenue, gross margins and operating results may be below its expectations and those of investors and stock market analysts.

McDATA depends on large distribution and end-user customer relationships, and any adverse event effecting one or more of these relationships could significantly reduce McDATA’s revenue.

McDATA depends on EMC, IBM and HDS, for a significant portion of its total revenue. Sales to EMC, IBM and HDS represented approximately 28%, 29% and 7%, respectively, of its revenue for the six months ended July 31, 2006. McDATA anticipates that its future operating results will continue to depend heavily on sales to EMC, IBM and HDS. EMC, IBM and HDS resell products offered by its competitors, and nothing restricts EMC, IBM and HDS from expanding those relationships in a manner that could be adverse to McDATA. Therefore, the loss of any of EMC, IBM or HDS as a channel customer, or a significant reduction in sales to any of EMC, IBM or HDS could significantly reduce McDATA’s revenue. While McDATA is aware that Dell sources some of its switch product through EMC, it is unclear whether this mitigates its dependency on EMC. McDATA’s product sales agreements with sales partners do not provide for the purchase of a guaranteed minimum amount of product.

With its acquisition of CNT, a significant portion of McDATA’s total revenue is also dependent on large sale transactions with Fortune 500 customers in the financial services, telecommunications, information outsourcing and retail market segments. Failure to close a large SAN extension or solutions sale with a single end-user customer may adversely affect McDATA’s revenue in any particular fiscal quarter.

McDATA currently has limited product offerings and must successfully introduce new products and product enhancements that respond to rapid technological changes and evolving industry standards.

McDATA derives a substantial portion of its revenue from a limited number of products. As a result, McDATA could have a significant decrease in revenue if one of its products lines becomes obsolete, does not obtain and maintain market acceptance or if there is a decrease in demand for its products for any other reason.

For the six months ended July 31, 2006, McDATA derived a significant portion of its revenue from sales of its director-class Intrepid switch products. McDATA expects that revenue from its director-class Intrepid products will continue to account for a substantial portion of its revenue for the foreseeable future. Factors such as performance, market positioning, the availability and price of competing products, the introduction of new technologies and the success of McDATA’s OEM, reseller and systems integrator customers will affect the market acceptance of its products. Therefore, continued market acceptance of these products and their successor products are critical to McDATA’s future success.

In addition, McDATA’s future success depends upon its ability to address the changing needs of customers and to transition to new technologies and industry standards. The introduction of competing products embodying new technologies or the emergence of new industry standards could render McDATA’s products non-competitive, obsolete or unmarketable and seriously harm its market share, revenue and gross margin. Risks inherent in transitions to new technology, industry standards and new protocols include the inability to expand production capacity to meet demand for new products, write-downs of McDATA’s existing inventory due to obsolescence, the impact of customer demand for new products or products being replaced, and delays in the introduction or initial shipment of new products. There can be no assurance that McDATA will successfully manage these transitions.

During the quarter ended April 30, 2006, McDATA introduced the “McDATA ROC” — a total solution for Remote Office Consolidation enabling consolidation, optimization and protection of remote corporate data without slowing the pace of real-time global business. The ROC offering allows corporations to centralize their data and solve the latency issue by using special appliances and software to speed application response. The ROC offering allows remote users instant access to applications and data housed at the central data center while enabling faster block data transfer over the wide area network.

As with any development, there are inherent risks should such devices or subassemblies require redesign or rework. In particular, in conjunction with the transition of McDATA’s products from fibre channel to multi-protocol, 2 Gb to 4 Gb to 8 Gb to 10 Gb transmission speed technology, higher port densities, and advanced management capabilities, McDATA will be introducing products with new features and functionality, such as its next generation director-class switch product, the Intrepid 10000 Director and its next generation switch, such as the Sphereon 4400 and Sphereon 4700. McDATA faces risks relating to this product transition, including risks relating to getting storage and system OEMs to qualify such products, forecasting of demand, as well as possible product and software defects and a potentially different sales and support environment due to the complexity of these new systems. Finally, if McDATA fails to timely introduce new products, or to add new features and functions to existing products to compete against new entrants in the market, or if there is no demand for these or its current products, its business could be seriously harmed.

McDATA may not successfully integrate or realize the benefits of the acquisition of Computer Network Technology Corporation.

On June 1, 2005, McDATA acquired CNT. While McDATA’s management believes that such acquisitions are an integral part of its long-term strategy, there are risks and uncertainties related to acquiring companies. The integration of CNT is a complex, time-consuming and expensive process that, without proper implementation, could significantly disrupt its business, controls and procedures. McDATA may not successfully integrate CNT and the failure to meet the challenges involved in integrating the operations of McDATA and CNT successfully or otherwise to realize any of the anticipated benefits of the merger could seriously harm McDATA’s business. The challenges involved in this integration include, but are not limited to, the following:

•	successfully combining product and service offerings;

•	integrating and coordinating sales and marketing activities;

•	realizing the financial, operational and headcount synergies to improve McDATA’s overall business model;

•	integrating and coordinating research and development activities to enhance existing or introduce new products and services;

•	preserving customer, distribution, reseller, OEM, manufacturing, supplier and other important relationships of both McDATA and CNT and resolving potential conflicts that may arise;

•	minimizing the diversion of management attention from other strategic opportunities and operational matters;

•	integrating the diverse financial systems of both McDATA and CNT;

•	addressing differences in the business cultures of McDATA and CNT, maintaining employee morale and retaining key employees; and

•	coordinating and combining overseas operations, relationships and facilities, which may be subject to additional constraints imposed by geographic distance, local laws and regulations.

The anticipated benefits of the merger are based on projections and assumptions, including successful integration, not actual experience. In addition to the integration risks discussed above, McDATA’s ability to realize these benefits could be adversely affected by practical or legal constraints on its ability to combine operations. Finally, if McDATA’s stock price decreases significantly, this may result in a reassessment of its goodwill (which includes significant goodwill related to the acquisition of CNT) to determine if an impairment is necessary.

McDATA’s business is subject to risks from global operations.

McDATA conducts significant sales and customer support operations in countries outside of the United States and also depend on non-U.S. operations of its contract manufacturers, and its distribution partners. Further, McDATA utilizes an India based firm, HCL Technologies, to provide certain software engineering services, and its virtualization chip supplier, Aarohi Communications, is also reliant on offshore engineering. McDATA derived approximately 38% of its revenue for the six months ended July 31, 2006, from customers located outside of the United States. McDATA believes that its continued growth and profitability will require it to continue to expand marketing and selling efforts internationally. McDATA has limited experience in marketing, distributing and supporting its products internationally and may not be able to maintain or increase international market demand for its products. In addition, McDATA’s international operations are generally subject to inherent risks and challenges that could harm its operating results, including:

•	expenses associated with developing and customizing McDATA’s products for foreign countries and different languages;

•	difficulties in staffing and managing international operations, including recruiting qualified personnel in foreign markets and reliance on third parties to manage certain aspects of its foreign operations, including hub inventory locations;

•	unusually high expenses and timeliness with the hiring and termination of employees in foreign countries;

•	multiple, conflicting and changing governmental laws and regulations, including difficulty in enforcing its legal rights in foreign jurisdictions;

•	tariffs, quotas and other import or export restrictions, trade protection measures and other regulatory requirements on computer peripheral equipment;

•	longer sales cycles for its products;

•	reduced or limited protections of intellectual property rights;

•	adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries and customers;

•	compliance with international standards that differ from domestic standards;

•	risks surrounding any product and software outsourcing activities in foreign countries; and

•	political, social and economic instability in a specific country or region.

Any negative effects on McDATA’s international business could harm McDATA’s business, operating results and financial condition as a whole. To date, a large percentage of its international revenue has been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make McDATA’s products more expensive and thus less competitive in foreign markets. A portion of McDATA’s international revenue may be denominated in foreign currencies in the future, which will subject it to risks associated with fluctuations in those foreign currencies.

Unforeseen environmental costs could impact McDATA’s future net earnings.

Some of McDATA’s operations use substances regulated under various federal, state and international laws governing the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Certain of McDATA’s products are subject to various federal, state and international laws governing chemical substances in electronic products. McDATA could incur costs, fines and civil or criminal sanctions, loss of revenue, third-party property damage or personal injury claims if McDATA were to violate or become liable under environmental laws. The ultimate costs under environmental laws and the timing of these costs are difficult to predict.

The European Union has finalized the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. This directive is being enacted and implemented by individual European Union governments, such legislation together with the directive referred to herein as the WEEE Legislation, and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. In addition, the European Parliament has enacted a requirement for the elimination or reduction of hazardous substances, or RoHS Legislation. This legislation governs the recovery of such substances as mercury, lead, cadmium, and hexavalent chromium. McDATA is currently reviewing the applicability of WEEE and RoHS Legislation to its electronic products. Accordingly, McDATA cannot currently estimate the extent of increased costs resulting from the WEEE and RoHS Legislation. Similar legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant costs.

Increased international political instability may decrease customer purchases, increase McDATA’s costs and disrupt its business.

Increased international political instability as demonstrated by the September 11, 2001 terrorist attacks, disruption in air transportation and enhanced security measures as a result of the terrorist attacks and increasing tension in the Middle East may hinder McDATA’s ability to do business and may increase its costs. Additionally, this increased instability may, for example, negatively impact the capital markets and the reliability and cost of transportation and adversely affect McDATA’s ability to obtain adequate insurance at reasonable rates or require it to incur costs for extra security precautions for its operations. In addition, to the extent that air transportation is delayed or disrupted, the operations of McDATA’s contract manufacturers and suppliers may be disrupted, particularly if shipments of components and raw materials are delayed. If this international political instability continues or increases, its business and results of operations could be seriously harmed and McDATA may not be able to obtain financing in the capital markets.

If McDATA is unable to adequately protect its intellectual property, McDATA may not be able to compete effectively.

McDATA relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. McDATA also enters into confidentiality and/or license agreements with its employees, consultants and corporate partners. Despite McDATA’s efforts to protect its proprietary rights, unauthorized parties may copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of McDATA’s products is difficult and McDATA may not be aware that someone is using its rights without its authorization. In addition, the steps McDATA has taken, and those McDATA may take in the future, may not prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States. McDATA may be a party to intellectual property litigation in the future, either to protect its intellectual property or as a result of alleged infringements of others’ intellectual property.

These or other claims and any resulting litigation or arbitration could subject McDATA to significant costs, liability for damages or could cause its proprietary rights to be invalidated or deemed unenforceable, which could allow third parties to use its rights without reservation. Litigation or arbitration, regardless of the merits of the claim or outcome, would likely be time consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation filed against it could also force McDATA to do one or more of the following:

•	stop using the challenged intellectual property or selling its products or services that incorporate it;

•	obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; and

•	redesign those products or services that are based on or incorporate the challenged intellectual property.

If McDATA is forced to take any of these actions, it may be unable to manufacture and sell its products, its customer relationships would be seriously harmed and its revenue would be reduced.

If McDATA fails to optimize its distribution channels and manage its distribution relationships, its revenue or operating results could be significantly reduced and McDATA’s competitors may sell their products directly to end-user customers.

McDATA’s success will depend on its continuing ability to develop and manage relationships with significant OEMs, resellers and systems integrators, as well as on the sales efforts and success of these customers. McDATA cannot provide assurance that it will be able to expand its distribution channels or manage its distribution relationships successfully or that its customers will market its products effectively. McDATA’s failure to expand its distribution channels or manage successfully its distribution relationships or the failure of its OEM and reseller customers to sell its products could reduce McDATA’s revenue and operating results.

McDATA is dependent on a single or limited number of suppliers for certain key components of its products, and the failure of any of those suppliers to meet its production needs could seriously harm McDATA’s ability to manufacture its products, result in delays in the delivery of its products and harm its revenue.

McDATA currently purchases several key components from single or limited sources including IBM, LSI Logic and eSilicon. McDATA purchases application specific integrated circuits, or ASICs, special purpose processors and power supplies from single sources, and gigabit interface converters and optic transceivers from limited sources. Additional sole or limited sourced components may be incorporated into McDATA’s products in the future. Delays in the delivery of components for McDATA’s products could result in delays or the inability to meet its customers’ demands and result in decreased revenue. McDATA does not have any long-term supply contracts to ensure sources of supply of components. In addition, its suppliers may enter into exclusive arrangements with McDATA’s competitors, stop selling their products or components to McDATA at commercially reasonable prices or refuse to sell their products or components to McDATA at any price, which could harm its operating results. Further, McDATA has purchased components from its suppliers from time to time that have been subsequently found not to meet the supplier’s published specifications. If its suppliers are unable to provide (or McDATA is unable otherwise to obtain) components for its products on the schedule and in the quantities and quality it requires, McDATA will be unable to manufacture its products. McDATA has experienced and may continue to experience production delays and quality control problems with certain of its suppliers, which, if not effectively managed, could prevent it from satisfying its production requirements. If McDATA fails to effectively manage its relationships with these key suppliers, or if its suppliers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, McDATA’s ability to manufacture and ship products to its customers could be delayed, and McDATA’s competitive position, reputation, business, financial condition and results of operations could be seriously harmed.

The loss of McDATA’s contract manufacturers, or the failure to forecast demand accurately for its products or to manage its relationship with its contract manufacturers successfully, would negatively impact McDATA’s ability to manufacture and sell its products.

McDATA relies on Sanmina SCI, Inc., or SSCI and Solectron Corporation, together its contract manufacturers, to manufacture its products. McDATA’s contract manufacturers are not obligated to supply products to it for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. In addition, McDATA’s contract manufacturers do not guarantee that adequate capacity will be available to McDATA within the time required to meet additional demand for its products. McDATA generally places forecasts for products with its contract manufacturers approximately four to five months prior to the anticipated delivery date, with order volumes based on forecasts of demand for its products. McDATA generally places purchase orders sixty calendar days in advance of delivery. If McDATA fails to forecast demand for its products accurately, it may be unable to obtain adequate manufacturing capacity from its contract manufacturers to meet its customers’ delivery requirements or unexpected increases in customer purchase orders. As a result, McDATA may not be able to benefit from any incremental demand and could lose customers. If McDATA over-estimates demand for its product, it may accumulate excess inventories and obligations to its contract manufacturers under binding purchase orders in excess of its needs.

In addition, McDATA coordinates its efforts with those of its component suppliers and contract manufacturers in order to rapidly achieve volume production. McDATA has experienced and may continue to experience production delays and quality control problems with certain of its suppliers and with its contract manufacturers, which, if not effectively managed, could prevent McDATA from satisfying its production requirements on a timely basis and could harm its customer relationships. If McDATA should fail to manage effectively its relationships with its component suppliers or contract manufacturers, or if any of its suppliers or its manufacturers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, McDATA’s ability to ship products to its customers could be delayed, and its competitive position and reputation could be harmed. Qualifying a new contract manufacturer and commencing volume production can be expensive and time consuming. If McDATA is required to change or chooses to change contract manufacturers, it may lose significant revenue and seriously damage its customer relationships.

Failure to manage expansion effectively could seriously harm McDATA’s business, financial condition and prospects.

McDATA’s ability to successfully implement its business plan, develop and offer products, and manage expansion in a rapidly evolving market requires a comprehensive and effective planning and management process. McDATA continues to increase the scope of its operations domestically and internationally. In addition, in September 2003, McDATA acquired Sanera Systems, Inc. and Nishan Systems, Inc. and in June 2005, McDATA acquired CNT, which significantly increased the size of its operations. McDATA’s growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on management systems, resources, intercompany communication and coordination. As McDATA grows, its failure to maintain and to continue to improve upon its operational, managerial and financial controls, reporting systems, processes and procedures, and/or its failure to continue to expand, train, and manage its work force worldwide, could seriously harm McDATA’s business and financial results.

If McDATA fails to successfully develop the McDATA brand, its revenue may not grow.

McDATA’s name is not widely recognized as a brand in the marketplace given its historical indirect sales model. McDATA believes that establishing and maintaining the McDATA brand is a critical component in maintaining and developing strategic OEM, reseller and systems integrator relationships, and the importance of brand recognition will increase as the number of vendors of competitive products increases. McDATA’s failure to successfully develop its brand may prevent it from expanding its business and growing its revenue. Similarly, if McDATA incurs excessive expenses in an attempt to promote and maintain the McDATA brand, its business, financial condition and results of operations could be seriously harmed.

Undetected software or hardware defects in McDATA’s products could result in loss of or delay in market acceptance of its products and could increase its costs or reduce its revenue.

McDATA’s products may contain undetected software or hardware errors when first introduced or when new versions are released. Its products are complex, and McDATA has from time to time detected errors in existing products. In addition, its products are combined with products from other vendors. As a result, should problems occur, it might be difficult to identify the source of the problem. These errors could result in a loss of or delay in market acceptance of McDATA’s products, cause delays in delivering its products or meeting customer demands and would increase its costs, reduce its revenue and cause significant customer relations problems. Errors could also result in the need for McDATA to upgrade existing products at customer locations, which would increase McDATA’s costs or cause significant customer relations problems.

McDATA is a defendant in class action lawsuits and may be subject to further litigation in the future which could seriously harm its business.

As more fully set forth its consolidated financial statements, McDATA is a defendant in several class action lawsuits. McDATA may become subject to additional class action litigation following a period of volatility in the market price of its common stock. Securities class action litigation results in substantial costs and diverts the attention of management and McDATA’s resources and seriously harms its business, financial condition and results of operations. In addition, and as a result of the CNT acquisition, CNT and its subsidiaries are involved in various lawsuits that McDATA is now defending against. Defense costs, an adverse judgment or even a significant settlement of these lawsuits may adversely affect McDATA’s financial results in any given fiscal quarter.

McDATA has an uneven sales pattern, and the failure to accurately predict these fluctuations could result in the inability to timely assemble, test and ship orders, which could adversely affect revenues.

McDATA’s quarterly operating results may vary due to the following factors:

•	the size, timing, terms and fluctuations of customer orders, which are often grouped toward the end of a calendar quarter, particularly large orders from EMC, IBM or HDS;

•	pricing discussions late in a quarter and a limited capability to ramp shipments near the end of that quarter;

•	the sales mix among its storage network products and services;

•	fluctuations in its direct sales to customers;

•	McDATA’s ability to attain and maintain market acceptance of its existing product and new products;

•	seasonal fluctuations in customer buying patterns;

•	the timing of the introduction of, or enhancement to, products by McDATA’s, McDATA’s significant OEM or reseller customers or its competitors (e.g., transition to higher speed, higher port density and multi-protocol products);

•	McDATA’s ability to obtain sufficient supplies of third party products or single- or limited-source components for its own products; and

•	increased operating expenses, particularly in connection with its strategies to increase customer touch and purchase preference for its products or to invest in research and development.

McDATA’s uneven sales pattern makes it difficult for its management to predict near-term demand and adjust manufacturing capacity. Further, its OEM and reseller partners may purchase certain of McDATA’s products ahead of end-user customer demand, which could reduce subsequent purchases by those partners. Accordingly, if orders for McDATA’s products vary substantially from the predicted demand, its ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, which could seriously harm quarterly revenue or earnings. Moreover, an unexpected decline in revenue without a corresponding and timely reduction in expenses could intensify the impact of these factors on McDATA’s business, financial condition and results of operations.

The sales cycle for McDATA’s products is long, and it may incur substantial non-recoverable expenses and devote significant resources to prospects that do not produce revenues in the foreseeable future or at all.

McDATA’s OEMs, reseller and systems integrator customers typically conduct significant evaluation, testing, implementation and quality acceptance procedures before they begin to market and sell new solutions that include its products. This evaluation process is lengthy and may extend up to one year or more. This process is complex and may require significant sales, marketing and management efforts on McDATA’s part. This process becomes more complex as McDATA simultaneously qualifies its products with multiple customers. As a result, it may expend significant resources to develop customer relationships before McDATA recognizes revenue, if any, from these relationships. Products that are not qualified by storage and system OEMs and resellers may not gain market acceptance. McDATA’s OEM and reseller customers have multiple sources for products similar to McDATA, and as such, may not qualify its products for any number of reasons.

McDATA may engage in future acquisitions that dilute its stockholders ownership and cause it to use cash, incur debt or assume contingent liabilities.

As part of McDATA’s strategy, from time to time it expects to review opportunities to buy other businesses or technologies that would complement its current products, expand the breadth of its markets or enhance its technical capabilities, or that may otherwise offer growth opportunities. McDATA may buy businesses, products or technologies in the future. In the event of any future purchases, McDATA could:

•	issue stock that would dilute its current stockholders’ percentage ownership;

•	use cash, which may result in a reduction of its liquidity;

•	incur debt; or

•	assume liabilities.

These purchases also involve numerous risks, including:

•	problems combining and integrating the purchased operations, technologies, personnel or products;

•	unanticipated costs;

•	the diversion of management’s attention from McDATA’s core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which McDATA has no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

McDATA may not be able to successfully integrate any businesses, products, technologies or personnel that it might acquire in the future. In addition, technology acquisitions of start-up companies could result in one-time charges related to acquisition costs, severance costs, employee retention costs and in-process research and development.

McDATA may require, or could elect, to seek additional funding.

McDATA’s future capital requirements will depend on many factors, including its rate of revenue growth, the timing and extent of spending to support development of new products and expansion of sales and marketing, the timing of new product introductions and enhancements to existing products, any acquisitions of businesses, and market acceptance of McDATA’s products. With changes in operating and industry expectations, McDATA could require, or could elect, to seek additional funding including accessing the equity and debt markets. Moreover, McDATA may have difficulty obtaining additional financing and its ability to obtain financing will be dependent on its operating performance.

McDATA has guaranteed the payment of principal and interest on approximately $124.4 million principal amount of CNT’s 3.00% convertible subordinated notes due 2007. In addition, McDATA has $172.5 million principal amount of outstanding 2.25% subordinated convertible notes due 2010. Unless the price of McDATA’s common stock increases significantly so that the holders of the convertible notes find it economically advantageous to exercise the conversion feature and receive common stock in lieu of a cash payment of the principal amount and any accrued interest, McDATA may have to repay the debt in cash. At present, it has sufficient resources to satisfy these obligations as they mature. However, in the future, McDATA may lack the resources to satisfy these obligations as they mature, and there can be no assurance that McDATA will possess the resources or be able to secure the resources to satisfy these obligations on commercially reasonable terms, if at all. Any failure by McDATA to satisfy these obligations when due would have a material adverse effect on its business.

If McDATA becomes subject to unfair hiring claims, it could incur substantial costs.

Companies in McDATA’s industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices or that employees have misappropriated confidential information or trade secrets. Because McDATA often seeks to hire individuals with relevant experience in its industry, it may be subject to claims of this kind or other claims relating to its employees in the future. McDATA could incur substantial costs in defending itself or its employees against such claims, regardless of their merits. In addition, defending McDATA or its employees from such claims could divert the attention of McDATA’s management away from its operations.

McDATA’s products must comply with governmental regulation.

In the United States, McDATA’s products comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that McDATA develops will be required to comply with standards established by authorities in various countries. In the last several years, the European Union, or EU, has adopted a number of initiatives (WEEE, RoHS, etc.) related to equipment emissions, electronic waste, privacy of information and expanded consumer warranties. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could seriously harm McDATA’s business.

Providing telecommunications services to McDATA’s customer’s subjects it to new risks.

McDATA’s provision of telecommunications and bandwidth to its customers subjects it to various risks. First, telecommunications networks and circuits can fail which would make it difficult for McDATA to attract and retain clients. In addition, McDATA may experience difficulty in obtaining or developing circuits to provide to its clients. The telecommunications industry is heavily regulated by state and federal governments, and changes in these regulations could make it difficult for McDATA to compete. In addition, the regulatory framework under which McDATA operates and new regulatory requirements or new interpretations of existing regulatory requirements could require substantial time and resources for compliance, which could make it difficult for McDATA to operate its business. Such regulation could also impede its ability to enter into change-of-control transactions.

Provisions in McDATA’s charter documents, its rights agreement and Delaware law could prevent or delay a change in control of McDATA and may reduce the market price of its common stock.

Provisions of McDATA’s certificate of incorporation, bylaws and rights agreement may discourage, delay or prevent a merger, acquisition or other business combination that a stockholder may consider favorable. These provisions include:

•	authorizing the issuance of preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered three year terms;

•	limiting the persons who may call special meetings of stockholders;

•	requiring super-majority voting for stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing other matters that can be acted on by stockholders at stockholder meetings;

•	prohibiting cumulative voting for the election of directors;

•	requiring super-majority voting to effect certain amendments to McDATA’s certificate of incorporation and bylaws; and

•	requiring parties to request board approval prior to acquiring 15% or more of the voting power of McDATA’s common stock to avoid economic and voting dilution of their stock holdings.

McDATA is incorporated in Delaware and certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with it, which may cause the market price of its common stock to decline.

McDATA’s stock price is volatile.

The market price of McDATA’s common stock has been volatile. Because McDATA is a technology company, the market price of its common stock is usually subject to similar volatility and fluctuations that occur in its sector and to its competitors. This volatility is often unrelated or disproportionate to the operating performance of McDATA and, as a result, the price of its common stock could fall regardless of its performance.

McDATA has entered into agreements with EMC that, due to its prior parent-subsidiary relationship, may contain terms less beneficial to McDATA than if they had been negotiated with unaffiliated third parties.

In October 1997, and in connection with the reorganization of its business, McDATA entered into certain agreements with EMC relating to its business relationship with EMC. In addition, McDATA has entered into agreements with EMC relating to its relationship with EMC after the completion of McDATA’s initial public offering in August 2000 and the distribution by EMC of McDATA’s Class A common stock in February 2001. McDATA has also entered into an OEM Purchase and License Agreement with EMC that governs EMC’s purchases of McDATA’s products and grants EMC rights to use, support and distribute software for use in connection with these products. The agreement does not provide for the purchase of a guaranteed minimum amount of product. These agreements were negotiated and made in the context of McDATA and EMC’s prior parent-subsidiary relationship. As a result, some of these agreements may have terms and conditions, including the terms of pricing, that are less beneficial to McDATA than agreements negotiated with unaffiliated third parties. Sales and services revenue pursuant to these agreements with EMC represented approximately 28% of McDATA’s revenue for the six months ended July 31, 2006. In addition, in some instances, McDATA’s ability to terminate these agreements is limited, which may prevent it from being able to negotiate more favorable terms with EMC or from entering into similar agreements with third parties.

Provisions of McDATA’s agreements with EMC relating to McDATA’s relationship with EMC after the distribution of McDATA’s Class A common stock to EMC’s stockholders may be lost in a change in control of McDATA.

Under the terms of the May 2000 Master Confidential Disclosure and License Agreement between EMC and McDATA, EMC has granted McDATA a license to then existing EMC patents and McDATA granted to EMC a license to then existing McDATA patents. If McDATA is acquired, its acquirer will retain this license as long as its acquirer grants to EMC a license under all of the acquirer’s patents for all products licensed under the agreement under the same terms as the license McDATA has granted to EMC under the agreement. The potential loss of the license from EMC under this agreement could decrease McDATA’s attractiveness as an acquisition target.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Brocade, McDATA or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and the closing related to the merger; any statements concerning proposed new products, services, developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the risk that the transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services; and other risks and uncertainties described in the section entitled “Risk Factors” and in the documents that are incorporated by reference into this joint proxy statement/prospectus. You should note that discussion of Brocade’s and McDATA’s respective board of directors’ reasons for the merger and the descriptions of their respective financial advisors’ opinions contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this joint proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Brocade and McDATA could differ materially from the expectations in these statements. The forward-looking statements included in this joint proxy statement/prospectus are made only as of the date of this joint proxy statement/prospectus, and neither Brocade nor McDATA is under any obligation to update their respective forward-looking statements and neither party intends to do so.

THE SPECIAL MEETING OF BROCADE STOCKHOLDERS

General

Brocade is furnishing this joint proxy statement/prospectus to Brocade stockholders in connection with the solicitation of proxies by the Brocade board of directors for use at the special meeting of Brocade stockholders, including any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

The special meeting of Brocade stockholders will be held at its headquarters located at 1745 Technology Drive, San Jose, California 95110, on January 25, 2007 at 1:00 p.m. Pacific time.

Purpose of the Brocade Special Meeting

At the Brocade special meeting, including any adjournment or postponement thereof, Brocade stockholders will be asked to consider and vote upon and approve the issuance of shares of Brocade Communications Systems, Inc. common stock in connection with the merger contemplated by the merger agreement.

A copy of the Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade, McDATA and Worldcup Merger Corporation, and amendment number 1 thereto are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively. Brocade stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE BROCADE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO BROCADE STOCKHOLDERS. ACCORDINGLY, BROCADE STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the Brocade Board of Directors

After careful consideration, the Brocade board of directors has unanimously determined it advisable and in the best interests of Brocade and its stockholders that Brocade proceed with the issuance of common stock in connection with the merger and that the issuance of Brocade common stock in connection with the merger is fair to Brocade and its stockholders. The Brocade board of directors unanimously recommends that you vote “FOR” the proposal to approve the issuance of Brocade common stock in connection with the merger.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the issuance of Brocade common stock in connection with the merger.

Admission to the Special Meeting

Only Brocade stockholders as of the close of business November 30, 2006, and other persons holding valid proxies for the special meeting are entitled to attend the Brocade special meeting. Brocade stockholders and their proxies must present valid government-issued photo identification to attend the special meeting. Brocade stockholders who are not record holders but hold shares through a broker, bank or other nominee (i.e., in street name) should provide proof of beneficial ownership on the record date for the Brocade special meeting, such as their most recent account statement prior to November 30, 2006, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Stockholders Entitled to Vote.  Only holders of Brocade common stock at the close of business on November 30, 2006, the record date for the Brocade special meeting, are entitled to notice of and to vote at the Brocade special meeting. On the record date, approximately 275,568,273 shares of Brocade common stock were issued and outstanding and there were approximately 675 holders of record. Brocade stockholders on the record date are each entitled to one vote per share of Brocade common stock on the proposal to issue common stock.

Registered Stockholders.  If your shares are registered directly in your name with Brocade’s transfer agent, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by Brocade. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the special meeting.

Street Name Stockholders.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker or nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow your broker’s procedures for obtaining a legal proxy. Your broker or nominee has enclosed a voting instruction card for you to use.

How You Can Vote

Registered Stockholders

Registered stockholders may vote in person at the special meeting or by one of the following methods:

By Mail.  Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

By Telephone.  Call the toll-free telephone number on the proxy card and follow the recorded instructions; or

By Internet.  Access Brocade’s secure website registration page through the Internet, as identified on the proxy card, and follow the instructions.

Please note that the Internet and telephone voting facilities for registered stockholders will close at 12:00 p.m. Pacific time on January 24, 2007.

Street Name Stockholders

If your shares are held by a broker, bank or other nominee, you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares.

Based on the instructions provided by the broker, bank or other holder of record of their shares, street name stockholders may generally vote by one of the following methods:

By Mail.  You may vote by signing, dating and returning your voting instruction card in the enclosed pre-addressed envelope;

By Methods Listed on Voting Instruction Card.  Please refer to your voting instruction card or other information forwarded by your bank, broker or other holder of record to determine whether you may vote by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the record holder; or

In Person With a Proxy from the Record Holder.  A street name stockholder who wishes to vote at the meeting will need to obtain a legal proxy from his or her bank or brokerage firm. Please consult the voting instruction card sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the special meeting.

Please note that the Internet and telephone voting facilities for street name stockholders will close at 12:00 p.m. Pacific time on January 24, 2007.

Stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. In addition, McDATA is also soliciting votes for its special meeting in order to obtain McDATA stockholder approval of the adoption of the merger agreement and stockholders who own shares of both McDATA and Brocade will also receive a proxy or voting instruction card from McDATA. Please note that a vote for the issuance of shares in connection with the merger for the Brocade special meeting will not constitute a vote for the proposal to adopt the merger agreement for the McDATA special meeting, and vice versa. Therefore, the Brocade board of directors urges Brocade stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Brocade special meeting.

Adjournment and Postponement

Brocade’s bylaws provide that a special meeting of stockholders may be adjourned if a quorum is not present or represented at any meeting of Brocade’s stockholders either by the chairman of the special meeting or by the stockholders entitled to vote at such meeting. When a special meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the special meeting at which the adjournment is taken. At the adjourned special meeting, Brocade may transact any business which might have been transacted at the original special meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

A quorum of Brocade stockholders is required to transact business at the special meeting of Brocade stockholders. A majority of the shares of Brocade common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Brocade special meeting in order for a quorum to be established. Brocade’s transfer agent, Wells Fargo Shareowner Services, will act as inspector of elections at the special meeting and will ascertain whether a quorum is present, tabulate the votes and determine the voting results on all matters presented to the Brocade stockholders at the special meeting. If a quorum is not present, Brocade expects that the Brocade special meeting will be adjourned to allow additional time to obtain additional proxies or votes, and at any subsequent reconvening of the Brocade special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the reconvening of the Brocade special meeting.

If you hold shares of Brocade common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in what is called a “broker non-vote.” All shares of Brocade common stock represented at the Brocade special meeting, including broker non-votes and abstentions, will be counted for purposes of determining the presence of a quorum.

In order for the proposal to approve the issuance of Brocade common stock in connection with the merger to be approved, the holders of a majority of the votes cast at the special meeting must vote to approve the proposal to approve the issuance of Brocade common stock in connection with the merger. Abstentions will have the same effect as a vote against the proposal to approve the issuance of Brocade common stock in connection with the merger. Failure to vote and broker non-votes will have no effect on the proposal to approve the issuance of Brocade common stock in connection with the merger, other than making it more difficult for Brocade to achieve a quorum at the special meeting.

Voting by Brocade Directors and Executive Officers

As of the record date for the Brocade special meeting, Brocade’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 766,682 shares of Brocade common stock, or less than 1% of the outstanding shares of Brocade common stock.

Revoking Your Proxy

You may revoke your proxy at any time before the proxy is voted at the Brocade special meeting by:

•	submitting a written notice of revocation to the corporate secretary of Brocade at 1745 Technology Drive, San Jose, CA 95110 bearing a later date than the proxy;

•	granting a duly executed proxy relating to the same shares and bearing a later date (which automatically revokes the earlier proxy) and delivering it to the corporate secretary of Brocade;

•	voting at a later date by telephone or Internet; or

•	voting in person at the Brocade special meeting.

Simply attending the Brocade special meeting will not revoke a proxy. If you do not hold your shares of Brocade common stock in your own name, you may revoke a previously granted proxy by following the revocation instructions provided on the voting instruction card you received from the bank, broker or other party that is the registered owner of the shares.

Other Matters

The Brocade board of directors is not aware of any other business to be brought before the Brocade special meeting or any adjournment or postponement of the special meeting. If, however, other matters are properly brought before the Brocade special meeting (including any proposal to adjourn the special meeting) or an adjournment or postponement thereof, the persons appointed as proxies will have discretionary authority to vote the shares of Brocade common stock represented by duly executed proxies in accordance with their discretion and judgment.

Solicitation of Proxies and Expenses

Brocade and McDATA will share equally expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus. Brocade will be responsible for any fees incurred in connection with the solicitation of proxies for the Brocade special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of Brocade may solicit proxies from Brocade stockholders by telephone or other electronic means or in person. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and Brocade will reimburse them for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. Brocade plans to retain The Altman Group to assist it in soliciting proxies, and has agreed to pay a fee of approximately $7,000 for these services, plus out-of-pocket expenses. Brocade also may use several of its regular employees, who will not be specially compensated, to solicit proxies from Brocade stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Stockholders Sharing an Address

Brocade has adopted a procedure approved by the Securities and Exchange Commission called “householding.” Under this procedure, a householding notice will be sent to Brocade stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials, and they will receive only one copy of this joint proxy statement/prospectus unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. Each Brocade stockholder who participates in householding will continue to receive a separate proxy card. If any stockholders in your household wish to receive a separate joint proxy statement/prospectus, they may call Brocade’s Investor Relations group at (408) 333-8000 or write to Investor Relations, Brocade Communications Systems, Inc., 1745 Technology Drive, San Jose, CA 95110. They may also send an email to Brocade’s Investor Relations group at investor-relations@brocade.com. Other Brocade stockholders who have multiple accounts in their names or who share an address with other stockholders can authorize Brocade to discontinue mailings of multiple copies of the joint proxy statement/prospectus by calling or writing to Brocade’s Investor Relations group.

THE SPECIAL MEETING OF McDATA STOCKHOLDERS

General

McDATA is furnishing this joint proxy statement/prospectus to McDATA stockholders in connection with the solicitation of proxies by the McDATA board of directors for use at the special meeting of McDATA stockholders, including any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

McDATA will hold a special meeting of its stockholders on January 25, 2006, promptly at 10:00 a.m. local time at its headquarters located at 11802 Ridge Parkway, Broomfield, Colorado 80021.

Purpose of the McDATA Special Meeting

At the McDATA special meeting, including any adjournment or postponement thereof, McDATA stockholders will be asked to consider and vote upon and approve the adoption of the merger agreement.

A copy of the Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade, McDATA and Worldcup Merger Corporation, and amendment number 1 thereto are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively. McDATA stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE McDATA SPECIAL MEETING ARE OF GREAT IMPORTANCE TO McDATA STOCKHOLDERS. ACCORDINGLY, McDATA STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the McDATA Board of Directors

After careful consideration, the McDATA board of directors determined that the merger is advisable, is fair to and in the best interests of McDATA and its stockholders, and unanimously approved the merger agreement. The McDATA board of directors unanimously recommends that the McDATA stockholders vote “FOR” the proposal to adopt the merger agreement.

In considering such recommendation, McDATA stockholders should be aware that some McDATA directors and officers have interests in the merger that are different from, or in addition to, those of McDATA stockholders generally. See the section entitled “The Merger — Interests of McDATA Directors and Officers in the Merger” beginning on page 87.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the merger agreement.

Admission to the Special Meeting

Only McDATA stockholders as of the close of business on November 30, 2006, and other persons holding valid proxies for the special meeting are entitled to attend the McDATA special meeting. McDATA stockholders and their proxies should be prepared to present valid government-issued photo identification. McDATA stockholders who are not record holders but hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date for the McDATA special meeting, such as their most recent account statement prior to November 30, 2006, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders.  Record holders of McDATA Class A and Class B common stock at the close of business on November 30, 2006, the record date, may vote at the special meeting. On November 30, 2006, McDATA had 119,250,051 outstanding shares of Class A common stock, which were held by approximately 9,246 record holders, and 36,378,715 outstanding shares of Class B common stock, which were held by approximately 260 record holders.

Registered Stockholders.  If your shares are registered directly in your name with McDATA’s transfer agent, Bank of New York, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by McDATA. As the stockholder of record, you have the right to grant your voting proxy directly to McDATA or to vote in person at the special meeting.

Street Name Stockholder.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker or nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow your broker’s procedures for obtaining a legal proxy. Your broker or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours for a period of at least 10 days prior to the special meeting, at the offices of McDATA Corporation, 11802 Ridge Parkway, Broomfield, Colorado 80021. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the proxy card;

•	telephone, as described on the proxy card; or

•	mail, by completing and returning the enclosed proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet, telephone or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, the persons appointed as proxies will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. In addition, Brocade is also soliciting votes for its special meeting in order to obtain Brocade stockholder approval to issue shares of Brocade common stock in connection with the merger and stockholders who own shares of both McDATA and Brocade will also receive a proxy or voting instruction card from Brocade. Please note that a vote for the issuance of shares in connection with the merger for the Brocade special meeting will not constitute a vote for the proposal to adopt the merger agreement for the McDATA special meeting, and vice versa. Therefore, the McDATA board of directors urges McDATA stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the McDATA special meeting.

Adjournment and Postponement

McDATA’s bylaws provide that a special meeting of the stockholders may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, McDATA may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

Each share of McDATA Class A common stock is entitled to one vote on all matters properly brought before the special meeting. Each share of McDATA Class B common stock is entitled to one-tenth (1/10th) of one vote on all matters properly brought before the special meeting. In order to conduct business at the special meeting, a quorum of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.

The required vote of the stockholders on the proposal to adopt the merger agreement is a majority of the outstanding shares of McDATA Class A and Class B common stock entitled to vote at the special meeting, voting together as a single class. All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting. For the approval of the proposal being submitted to the stockholders of McDATA (i) abstentions will have the effect of a vote against the proposal and (ii) proxies for which a broker, bank or institutional holder does not have discretionary voting authority and has not received voting instructions from the beneficial owner of the shares, or broker non-votes, will be treated as present and entitled to vote and therefore will have the effect of a vote against the proposal.

The Bank of New York, McDATA’s transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. McDATA will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Voting by McDATA Directors and Executive Officers

As of the record date for the McDATA special meeting, McDATA’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote 38,070 shares of McDATA Class A common stock and 470,416 shares of McDATA Class B common stock, or less than 1% of the total outstanding shares of McDATA Class A and Class B common stock, voting together as a single class.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the Secretary of McDATA at McDATA’s principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Written notices of revocation to the Secretary of McDATA should be addressed to Secretary, McDATA Corporation, 11802 Ridge Parkway, Broomfield, Colorado 80021.

If you hold your shares in street name, you must give new instructions to your broker prior to the special meeting or obtain a signed “legal proxy” from the broker to revoke your prior instructions and vote in person at the meeting.

Any McDATA stockholder who has a question about the merger or the adoption of the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this joint proxy statement/prospectus, should contact:

Investor Relations	or	D.F. King & Co., Inc .
McDATA Corporation		48 Wall Street, 22nd Floor
11802 Ridge Parkway		New York, NY 10005
Broomfield, Colorado 80021		1-800-735-3107 (toll-free)
Phone: (720) 558-8000		1-212-269-5550 (collect)
Email: investor_relations@mcdata.com

Other Matters

Other than the proposal described in this joint proxy statement/prospectus, the McDATA board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by McDATA will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

Brocade and McDATA will share equally expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus. McDATA will be responsible for any fees incurred in connection with the solicitation of proxies for the McDATA special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of McDATA may solicit proxies from McDATA stockholders by telephone or other electronic means or in person. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of McDATA stockholders generally. See the section entitled “The Merger — Interests of McDATA Directors and Officers in the Merger” on page 87. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and McDATA will reimburse them for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. McDATA has made arrangements with D.F. King & Co., Inc. to assist it in soliciting proxies, and has agreed to pay a fee of approximately $7,000 for these services. McDATA also may use several of its regular employees, who will not be specially compensated, to solicit proxies from McDATA stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Stockholders Sharing an Address

McDATA stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call McDATA to request a separate copy of these materials as follows: Secretary of McDATA, 11802 Ridge Parkway, Broomfield, Colorado 80021, or Investor Relations at (720) 558-8000.

THE MERGER

The following is a description of the material aspects of the proposed merger and related transactions. The following description may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 24, and the other documents we refer to carefully for a more complete understanding of the merger and the related transactions.

Background of the Merger

In the past, Brocade and McDATA have each individually reviewed their respective strategic plans, including opportunities for consolidation with complementary companies. Both Brocade and McDATA have acquired companies and technologies from time to time to grow and diversify their portfolio. In November 2002, Brocade acquired Rhapsody Networks, a provider of an intelligent switching platform for applications in a storage area network fabric, and in March 2006, Brocade acquired NuView, Inc., a Houston-based provider of software solutions for enterprise file data management. In September 2003, McDATA acquired Sanera Systems, Inc., a provider of highly scalable and reliable enterprise storage networking solutions and Nishan Systems, Inc., the world’s first supplier of native IP storage networking solutions. In June 2005, McDATA acquired CNT, a leader in wide area networking extension, providing storage area networking products, software, services and solutions.

As part of their respective strategies in the past, Brocade and McDATA have on several occasions begun very preliminary discussions regarding a potential merger transaction. However, during each of the discussions the parties were unable to reach an agreement on fundamental business terms, including price and board and management composition, and the discussions did not proceed beyond preliminary discussions. On June 24, 2004, McDATA had engaged Credit Suisse to act as its financial advisor with respect to certain transactions. On May 6, 2003, Brocade and McDATA had entered into a mutual nondisclosure agreement.

In mid-June 2006, Brocade, as part of its regular strategic review, began to look again at the possibility of a merger transaction with McDATA. Brocade instructed a representative of its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, or WSGR, to contact a representative of Credit Suisse about the possibility of a strategic combination of McDATA and Brocade; this occurred in a telephone call on June 13, 2006. On June 15, 2006, after consultation with McDATA management, a representative of Credit Suisse indicated in response that McDATA requested a detailed term sheet and expressed a desire for an all-stock merger transaction.

On June 16, 2006, Michael Klayko, the Chief Executive Officer and a board member of Brocade, contacted John A. Kelley, Jr., the Chief Executive Officer and Chairman of the board of directors of McDATA, to further discuss the possibility of a strategic combination of McDATA and Brocade.

On June 23, 2006, Brocade held a special meeting of its board of directors. Representatives of Brocade management, WSGR and Morgan Stanley also attended the meeting. At the meeting, Tejinder (“T.J.”) Grewal, Brocade’s Vice President of Corporate Development, Richard Deranleau, Brocade’s Vice President Finance and Chief Financial Officer, Tyler Wall, Brocade’s Vice President, General Counsel and Corporate Secretary, and Brocade’s advisors reviewed with the board of directors the strategic rationale for a potential acquisition of McDATA, the anticipated financial aspects of the merger transaction and a non-binding proposed term sheet and letter to be sent to the board of directors of McDATA. Brocade’s board of directors authorized management to submit a non-binding proposal to McDATA.

Following its board meeting, Brocade sent a preliminary non-binding term sheet and cover letter to the board of directors of McDATA by overnight mail, and Mr. Klayko informed Mr. Kelley about the non-binding term sheet.

On June 24, 2006, Mr. Kelley called Mr. Klayko to discuss in more detail the terms of the letter and the preliminary non-binding term sheet, the strategic rationale for such a transaction and the potential benefits to Brocade and McDATA stockholders.

On June 26, 2006, the board of directors of McDATA held a special telephone meeting, attended by management and representatives of Credit Suisse and Hensley Kim & Edgington, LLC, or HKE, McDATA’s outside counsel. At the meeting, Mr. Kelley reviewed with McDATA’s board of directors the discussions to date with Brocade, the terms of the proposed strategic combination with Brocade and the competitive landscape for

McDATA. Scott Berman, McDATA’s Executive Vice President of Finance and Chief Financial Officer, reviewed the standalone financial plan and factors that could affect its outcome. Representatives of Credit Suisse reviewed with the board of directors the financial aspects of the proposed merger transaction. After discussion, the board of directors directed management to continue discussions with Brocade.

Later on June 26, 2006, at a telephonic special meeting of the Executive Committee of the board of directors of McDATA attended by management, certain other board members and representatives of Credit Suisse and HKE, Mr. Kelley and Mr. Berman reviewed the current business environment for McDATA and the financial analysis of Brocade’s proposal provided by McDATA’s management and Credit Suisse. The Executive Committee and McDATA’s management discussed various risks of the merger and the potential effects of a public announcement of the merger, including the potential adverse consequences to McDATA in the event the merger was not consummated or was delayed. The Executive Committee also directed management to submit a counter proposal including an increased exchange ratio and changes to some of the terms proposed by Brocade. The Executive Committee also suggested that the McDATA Compensation Committee meet in the near future to discuss various employee retention matters applicable to such a transaction.

On June 27, 2006, at the direction of the Executive Committee of McDATA, a representative of Credit Suisse contacted a representative of WSGR to provide preliminary feedback on the proposed non-binding term sheet. The representative of Credit Suisse indicated that McDATA would propose several changes, including an increase to the proposed exchange ratio, and that McDATA wanted to further understand Brocade’s strategy and integration plan.

On June 29, 2006, Brocade formally engaged Morgan Stanley to act as its financial advisor in connection with a potential merger with McDATA pursuant to an engagement letter. On June 30, 2006, McDATA engaged Weil, Gotshal & Manges LLP, or WGM, to act as its transactional and tax counsel, and Davis Polk & Wardwell, or DPW, to act as its counsel with respect to regulatory matters, in connection with the possible merger transaction with Brocade.

On July 1, 2006, Mr. Klayko contacted Mr. Kelley to indicate Brocade had received the response to propose a meeting to discuss strategy and request that McDATA begin assembling due diligence materials.

On July 5, 2006, the McDATA Compensation Committee held a telephonic meeting with Messrs. Kelley, Berman, Thomas O. McGimpsey, McDATA’s Executive Vice President of Business Development and Chief Legal Officer, and Jill Sanford, McDATA’s Executive Vice President of Human Resources. During the meeting, management presented various retention and severance methodologies for the committee to consider should the potential transaction move forward.

On July 10 and 11, 2006, Messrs. Kelley, Berman and Kevin Mammel, McDATA’s Vice President of Finance, met in San Jose, California with Mr. Klayko, Mr. Grewal and Mr. Deranleau to discuss Brocade’s strategy with respect to the proposed acquisition of McDATA and conduct preliminary business and financial due diligence.

On July 12, 2006, Brocade submitted to McDATA a revised preliminary non-binding term sheet setting forth the proposed terms of a merger of the two companies. Brocade rejected McDATA’s counterproposal for an increased exchange ratio, but revised its initial proposal to address other transaction issues raised by McDATA, including those relating to certainty that the merger would be completed and employee retention.

On July 14, 2006, Brocade delivered to McDATA a legal due diligence request list. On July 15, 2006, a representative of WGM inquired of a representative of WSGR whether Brocade would be willing to enter into a standstill and non-solicitation agreement. Representatives of WSGR ultimately informed Mr. McGimpsey that Brocade would not enter into such an agreement but was prepared to continue negotiating the merger.

On July 15, 2006, at a telephonic special meeting of the board of directors of McDATA attended by management and representatives of Credit Suisse, HKE, WGM and DPW, Mr. Kelley reviewed with McDATA’s board of directors the current changes and trends in the data storage industry, including competing technologies. Mr. Kelley also provided a summary of the meetings with Brocade and confirmed that the strategic goals and corporate visions of Brocade and McDATA were compatible. Messrs. Kelley and Berman discussed with the board of directors the potential benefits and synergies of a combined company. Representatives of Credit Suisse reviewed the status of negotiations between McDATA and Brocade and discussed with the board of directors the financial terms of the revised proposal from Brocade. DPW discussed with the board of directors the current competitive landscape and reviewed the antitrust approval process for the proposed combination of the two companies. After the presentations by management, legal counsel and Credit Suisse, the board of directors discussed the merits of the proposed merger, the revised proposal from Brocade, current market conditions, McDATA’s financial and operating performance and the risks and benefits of proceeding with the merger compared to continuing as a separate company. At the conclusion of the meeting the board of directors directed management to continue negotiations with Brocade.

On July 19, 2006 Brocade circulated an initial draft of a merger agreement to McDATA.

On July 21, 2006, Brocade held a regularly scheduled meeting of its board of directors. Representatives of Morgan Stanley and WSGR also attended portions of this meeting. Various topics were discussed at the meeting, including a review of Brocade’s financial performance and strategic plans. Messrs. Klayko and Grewal reported the results of their recent meetings with McDATA, and, together with Brocade’s advisors, reviewed with the board of directors proposed revisions to the non-binding term sheet in response to the concerns expressed by McDATA and results of preliminary due diligence on McDATA, as well as an outline of the antitrust review process and a proposed timetable for signing of the merger agreement.

On July 22, 2006, McDATA delivered a due diligence request list to Brocade. On July 24, 2006, McDATA delivered its comments to the draft merger agreement to WSGR.

On July 25 and 26, 2006, representatives of McDATA’s management team, including Mr. Berman, Mr. McGimpsey, Mr. Mammel, Ms. Sanford and Todd Oseth, McDATA’s Executive Vice President and Chief Operating Officer, along with representatives of Credit Suisse, HKE and WGM met at the offices of WSGR in Palo Alto, California with representatives of the management team of Brocade, including Mr. Grewal, Mr. Deranleau, and Mr. Wall, along with representatives of WSGR, Morgan Stanley, and PricewaterhouseCoopers LLP’s Transaction Services group, which was engaged on July 14, 2006 to assist in Brocade’s due diligence review effort, to conduct business, financial and legal due diligence on McDATA. In addition, preliminary discussions occurred regarding the terms of the merger agreement. In addition, during the week of July 24, 2006, both McDATA and Brocade established online data rooms to facilitate their due diligence reviews. Due diligence continued until the signing of the definitive agreement, with representatives of Brocade traveling to McDATA’s headquarters in Broomfield, Colorado in furtherance of Brocade’s due diligence investigation into McDATA. At the meetings on July 25 and 26, representatives of McDATA indicated to representatives of Brocade that McDATA’s financial results for the second fiscal quarter of 2006 could be lower than its previous expectations.

On July 29, 2006, at a special meeting of the board of directors of McDATA in San Francisco, California attended by McDATA management and representatives of Credit Suisse, HKE, WGM and DPW, management of McDATA provided a summary of the negotiations with Brocade, the results of their diligence on Brocade and the financial position and year to date performance of McDATA. WGM provided a summary of the material terms of the proposed merger agreement and a review of current issues in negotiations. WGM and DPW reviewed with the board of directors the general timeframe involved with obtaining effectiveness of a registration statement with the SEC and the antitrust review process and timeframe for obtaining required approvals under antitrust laws. Mr. McGimpsey and representatives of HKE provided a summary of the results of the legal due diligence on Brocade. Representatives of Credit Suisse reviewed with the McDATA board its financial analysis of the proposed merger. The board of directors then discussed McDATA’s future operating results and the open negotiating points on the merger agreement. Next, at the request of McDATA’s board of directors, Messrs. Klayko and Grewal presented to McDATA’s board of directors Brocade’s strategy for the combined companies, reasons for the merger and the benefits to the stockholders and customers of both companies. At the end of the special meeting, the board of directors determined it was in the best interests of McDATA and its stockholders to continue negotiations with Brocade and directed management to do so.

On August 1 and 2, 2006, representatives of Brocade and McDATA, including Messrs. Wall and McGimpsey, and representatives of WSGR and WGM met at the offices of WSGR in Palo Alto to negotiate the terms of the merger agreement.

Also on August 1, 2006, Brocade held a special meeting of its board of directors. Representatives of Brocade management, WSGR and Morgan Stanley attended this meeting. Messrs. Grewal and Wall provided an update to the board of directors of the recent discussions with McDATA, and an update of the significant due diligence findings to date, and with the assistance of Brocade’s advisors, an update on the status of the negotiations of the merger agreement, additional due diligence and other legal elements of the transaction, and perspectives on the financial aspects and valuation of the transaction. The board of directors discussed the exchange ratio in light of the recent findings in due diligence about McDATA’s financial performance. Brocade management proposed a lower exchange ratio, and the Brocade board of directors agreed that management should continue to negotiate with McDATA based on that lower exchange ratio.

In addition, on August 2, 2006, Mr. Berman and Mr. Mammel had a telephonic conference with Mr. Deranleau and representatives of Morgan Stanley during which both McDATA and Brocade disclosed to each other their respective financial results for the second fiscal quarter and third fiscal quarter, respectively, of 2006.

On August 3, 2006, McDATA’s board of directors held a telephonic special meeting. Representatives of McDATA’s management, HKE, WGM, DPW and Credit Suisse attended the meeting. Mr. Kelley provided a summary of the negotiations with Brocade and the results of management’s due diligence on Brocade. Mr. Berman then reviewed the preliminary results for the second fiscal quarter and the preliminary revenue estimates for the third and fourth fiscal quarters of 2006. Representatives of Credit Suisse discussed with the board of directors the revised financial analysis of McDATA. Representatives of WGM discussed with the board of directors the material terms of the proposed merger agreement and reviewed the ongoing discussions regarding the merger agreement. The board of directors then discussed the risks and merits associated with moving forward with the proposed merger as compared to continuing as a separate company.

Later on August 3, 2006, Mr. Klayko called Mr. Kelley to indicate that in light of McDATA’s recent performance, Brocade was not prepared to consummate a merger based on its originally proposed exchange ratio. Mr. Klayko proposed a new lower exchange ratio and indicated that Brocade was prepared to move quickly to sign the merger agreement. Representatives of Morgan Stanley also spoke with Credit Suisse regarding the reasons for the new proposed lower exchange ratio.

Thereafter on August 3, 2006, McDATA’s board of directors met again. Representatives of Credit Suisse, WGM, DPW and HKE attended the meeting. Mr. Kelley informed the board of directors of the call from Mr. Klayko and the new proposed lower exchange ratio. Representatives of Credit Suisse then updated the board of directors regarding their discussions with Morgan Stanley. The board of directors then discussed at length with management and representatives of Credit Suisse McDATA’s financial performance, including the results of the second fiscal quarter of 2006 and the forecast for the remainder of fiscal year 2006, the new proposed lower exchange ratio, the risks and benefits of proceeding with the proposed merger compared to continuing as a separate company, and the risks and benefits to the stockholders of McDATA. The board of directors directed representatives of Credit Suisse to respond to Brocade’s revised terms, including proposing a new exchange ratio less than Brocade’s original proposed exchange ratio, but greater than Brocade’s revised exchange ratio. In addition, a representative of WGM once again inquired of a representative of WSGR whether Brocade would be willing to enter into a standstill and non-solicitation agreement.

Subsequent to the second meeting of the board of directors on August 3, 2006, McDATA’s board of directors directed Mr. McGimpsey to inform McDATA’s legal counsel to place their work with respect to the proposed merger on hold pending the results of the continuing exchange ratio negotiations with Brocade.

On August 4, 2006, Mr. Klayko called Mr. Kelley to inform him that Brocade would increase the exchange ratio to 0.75, although less than McDATA’s most recent request, and Brocade would also accommodate some of McDATA’s requested modifications to the merger agreement. Following that call, Mr. Wall contacted Mr. McGimpsey regarding these modifications and the possibility of restarting due diligence. Mr. Kelley and Mr. McGimpsey indicated that they would convey the revised terms to the McDATA board of directors.

On August 4, 2006, the board of directors of McDATA held a telephonic special meeting with representatives of Credit Suisse, HKE and WGM in attendance. The board of directors discussed Brocade’s response to McDATA’s counterproposal at length with management and representatives of Credit Suisse. After discussion, the board of directors instructed management to proceed with its negotiations with Brocade based upon Brocade’s revised terms of the merger.

From August 4, 2006 to August 7, 2006, management of Brocade and McDATA and representatives from their respective financial advisors and legal counsels participated in numerous telephone calls to negotiate and finalize remaining issues relating to the definitive documentation of the merger.

On the morning of August 7, 2006, at a special meeting of the board of directors of McDATA in Denver, Colorado, attended by management and representatives of Credit Suisse, HKE, WGM and DPW, the board of directors reviewed the current status of discussions and the proposed merger with Brocade. The board of directors received a memorandum, a draft of the merger agreement and a summary of the merger agreement and the outstanding negotiating points in advance of the meeting. At this meeting, representatives of WGM reviewed in detail the draft merger agreement and the outstanding open issues yet to be agreed upon by the parties. DPW reviewed the antitrust regulatory requirements and related general timing. Ms. Sanford reviewed the proposed severance and retention plan. Next, management and HKE updated the board of directors on the results of their continuing due diligence review of Brocade. Representatives of Credit Suisse reviewed the financial terms of Brocade’s proposal and provided a financial analysis of McDATA, Brocade and the proposed exchange ratio of 0.75. Representatives of Credit Suisse then rendered its oral opinion to the board of directors, subsequently confirmed in writing, that, subject to the assumptions set forth therein, the Aggregate Consideration was fair, from a financial point of view, to the stockholders of McDATA, other than Brocade, as of the date of such opinion. The board of directors then authorized the management to finalize, within certain parameters, the remaining terms and conditions of the merger agreement not yet agreed upon by the parties. Given the importance of employee retention, the board of directors requested that the McDATA Compensation Committee meet immediately following the adjournment of the board meeting. The special meeting was then adjourned to be reconvened later that same day.

Immediately after the meeting of the board of directors, the McDATA Compensation Committee held a meeting to discuss with management the importance of retaining key employees after the announcement of the merger and approved retention benefits for employees in addition to severance.

Following the McDATA board meeting, also on August 7, 2006, representatives of WGM and WSGR held telephone conversations to resolve the remaining issues in the merger agreement.

In the evening of August 7, the board of directors of Brocade convened a special meeting with members of management, Morgan Stanley, PricewaterhouseCoopers LLP’s Transaction Services group and WSGR present. The board of directors received a copy of the merger agreement together with a summary of the merger agreement and summary due diligence findings in advance of the meeting. At the meeting, Mr. Grewal reviewed with the board of directors the current status of the negotiations, including with respect to the exchange ratio. Mr. Wall and Mr. Deranleau then reviewed with the board of directors in detail the results of Brocade’s, PricewaterhouseCoopers’ and WSGR’s due diligence investigation of McDATA, and Mr. Deranleau reviewed with the board of directors Brocade’s financial model for the merger, including expected cost synergies. Representatives of Morgan Stanley then reviewed with the board of directors their financial analysis of the merger. Morgan Stanley then rendered its oral opinion to the board of directors, subsequently confirmed in writing, that, subject to the assumptions, qualifications and limitations set forth therein, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to Brocade as of the date of such opinion. WSGR then reviewed with the board of directors its fiduciary obligations in approving the merger and provided a detailed review of the terms of the merger and the merger agreement. After extensive deliberation, the board of directors then unanimously approved the merger and the merger agreement and related matters and resolved to recommend that the Brocade stockholders approve the issuance of shares in connection with the merger.

Later on August 7, 2006, the board of directors of McDATA reconvened its special meeting, with representatives of management and representatives of Credit Suisse, HKE, WGM and DPW present. Mr. Kelley reviewed the current status of discussions and the resolution of the outstanding negotiating points. After a review of all factors and careful deliberation, the board of directors unanimously approved the merger and the merger agreement and related matters and resolved to recommend that the McDATA stockholders adopt the merger agreement.

On the evening of August 7, 2006, McDATA and Brocade executed the merger agreement.

On August 8, 2006, McDATA and Brocade issued a joint press release announcing the execution of the merger agreement.

In addition, on December 4, 2006, Brocade, Worldcup Merger Corporation and McDATA executed amendment number 1 to the merger agreement, which is described in the section entitled “Agreements Related to the Merger — Amendment Number 1 to the Merger Agreement” beginning on page 115 of this joint proxy statement/prospectus.

Consideration of the Merger by the Brocade Board of Directors

At a meeting held on August 7, 2006, the Brocade board of directors unanimously:

•	determined that the merger agreement and the consummation of the merger is advisable and in the best interests of Brocade and its stockholders and approved the issuance of Brocade common stock in connection with the merger;

•	directed that the approval of the issuance of shares of Brocade common stock in connection with the merger be submitted for approval of the stockholders of Brocade; and

•	resolved to recommend that Brocade stockholders vote “FOR” approval of the issuance of shares of Brocade common stock in connection with the merger.

The Brocade board of directors believes that the following are reasons the merger is expected to be beneficial to Brocade and its stockholders:

•	scale and cost synergies may enhance Brocade’s ability to efficiently meet the demand for its products;

•	the broadening and integration of the companies’ product lines may enable the combined company to meet the needs of its customers more effectively and efficiently and provide more complete solutions to its customers;

•	combined technological resources may allow the combined company to compete more effectively by providing it with enhanced ability to develop new products and greater functionality for existing products;

•	the creation of larger sales and services organizations, greater marketing resources and financial strength may present improved opportunities for marketing the products of Brocade;

•	the combined installed customer base;

•	the combined experience, financial resources, size and breadth of product offerings of the combined company may allow the combined company to respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demand; and

•	the merger may provide the combined company with an improved platform for future growth.

In reaching its decision to approve the issuance of Brocade common stock in connection with the merger, the Brocade board of directors consulted with Brocade’s management, Brocade’s legal counsel and other advisors took into account a written opinion of Brocade’s financial advisors with respect to the fairness, from a financial point of view, of the merger consideration to Brocade. The factors that the Brocade board of directors considered in reaching its determination include, but were not limited to, the following:

•	the strategic benefits of the merger;

•	historical information concerning Brocade’s and McDATA’s respective businesses, prospects, financial performance and condition, operations, management and competitive position, including, with respect to McDATA, information contained in public reports concerning results of operations filed with the SEC;

•	Brocade’s management’s view of the financial condition, results of operations and businesses of Brocade and McDATA before and after giving effect to the merger;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Brocade’s common stock and the common stock of McDATA;

•	the relationship between the market value of the common stock of McDATA and the consideration proposed to be paid to stockholders of McDATA in the merger and a comparison of comparable merger transactions;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	management’s view of the prospects of Brocade as an independent company;

•	other strategic alternatives for Brocade, including the potential to enter into strategic relationships with third parties or acquire or combine with third parties;

•	Morgan Stanley’s opinion that, as of August 7, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio set forth in the merger agreement was fair from a financial point of view to Brocade;

•	the impact of the merger on Brocade’s customers, suppliers and employees; and

•	reports from Brocade’s management and Brocade’s legal and financial advisors as to the results of the due diligence investigation of McDATA.

In addition, the Brocade board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be consummated, or that consummation might be unduly delayed;

•	the effect of public announcement of the merger on (a) Brocade’s sales and operating results and (b) Brocade’s ability to attract and retain key management, marketing and technical personnel;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company; and

•	various other risks commonly associated with transactions such as the merger, including risks associated with the merger and the business of Brocade, McDATA and the combined company, including those described in the section entitled “Risk Factors” beginning on page 24.

The above discussion of the material factors considered by the Brocade board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Brocade board of directors. The Brocade board of directors collectively reached the conclusion to approve the merger agreement in light of the various factors described above and other factors that each member of the Brocade board of directors felt were appropriate. In view of the wide variety of factors considered by the Brocade board of directors in connection with its evaluation of the merger and the complexity of these matters, the Brocade board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Brocade board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Recommendation of the Brocade Board of Directors

After careful consideration and deliberation, and based on the foregoing analysis, as well as information evaluated at board meetings, including a meeting of the Brocade board of directors held on August 7, 2006, the Brocade board of directors determined that the merger is advisable, and is fair to and in the best interests of Brocade and its stockholders, and unanimously approved the merger agreement, the consummation of the merger and the issuance of Brocade common stock in connection with the merger. The Brocade board of directors unanimously recommends that the Brocade stockholders vote “FOR” the issuance of Brocade common stock in connection with the merger agreement.

Opinion of Brocade’s Financial Advisor

Brocade retained Morgan Stanley to provide it with financial advisory services and a fairness opinion in connection with the merger. The Brocade board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Brocade. At the meeting of the Brocade board of directors on August 7, 2006, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of August 7, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Brocade.

The full text of the written opinion of Morgan Stanley, dated as of August 7, 2006, is attached to this joint proxy statement/prospectus as Annex C. The opinion sets forth, among other things, the assumptions made, procedures followed and matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Brocade board of directors and addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to Brocade as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of Brocade common stock as to how to vote at the Brocade special meeting. The summary of the opinion of Morgan Stanley set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Brocade and McDATA, respectively;

•	reviewed certain internal financial statements and projections and other financial and operating data concerning Brocade and McDATA, prepared by the managements of Brocade and McDATA, respectively;

•	discussed the past and current operations and financial condition and the prospects of Brocade and McDATA with the managements of Brocade and McDATA, respectively;

•	discussed certain strategic, financial and operational benefits anticipated from the merger with the managements of Brocade and McDATA, respectively;

•	reviewed the pro forma financial impact of the merger on the combined company’s earnings per share and other metrics;

•	reviewed the reported prices and trading activity for the Brocade common stock and the McDATA common stock;

•	compared the financial performance of Brocade and McDATA and the prices and trading activity of Brocade common stock and McDATA common stock with that of certain other publicly-traded companies comparable with Brocade and McDATA, respectively, and their securities;

•	discussed the strategic rationale for the merger with the management of Brocade and McDATA;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Brocade and McDATA and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered other such factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Brocade and McDATA for the purposes of its opinion. With respect to the internal financial statements and projections, including information relating to the strategic, financial and operational benefits anticipated from the merger and assessments regarding the prospects of Brocade and McDATA, Morgan Stanley assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the future financial performance of Brocade and McDATA, respectively. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay, including, among other things, that the merger would be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley also assumed that in connection with the receipt of all the necessary regulatory approvals for the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse affect on the combined company resulting from the merger. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon without independent verification, the assessment by Brocade of the advice received from its legal, tax and regulatory advisors with respect to such matters.

Morgan Stanley relied upon, without independent verification, the assessment by the managements of Brocade and McDATA of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Brocade and McDATA; (iii) their ability to retain key employees of Brocade and McDATA, respectively and (iv) the validity of, and risks associated with, Brocade’s and McDATA’s existing and future intellectual property, products, services and business models. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Brocade and McDATA, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, August 7, 2006. Events occurring after August 7, 2006 may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated August 7, 2006. The various analyses summarized below were based on closing prices for the common stock of Brocade and McDATA as of August 7, 2006, the last full trading day preceding the meeting of the Brocade board of directors to consider and approve the merger with McDATA. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

On August 7, 2006, Brocade and McDATA entered into a merger agreement whereby each share of McDATA Class A and Class B common stock would be converted into the right to receive 0.75 of a share of Brocade common stock. Based on the closing prices of Brocade common stock as of August 7, 2006, the exchange ratio represented an implied price of $4.61 per share of McDATA Class A and Class B common stock, or the Implied Price per Share. Based on the exchange ratio, Morgan Stanley calculated that as a result of the merger, Brocade’s stockholders would own approximately 70% of the combined company on a fully diluted basis using the treasury stock method and McDATA’s stockholders would own approximately 30%.

Trading Range Analysis.  Morgan Stanley reviewed the range of closing prices of McDATA Class A common stock and Brocade common stock for various periods ended on August 7, 2006. Morgan Stanley observed the following:

	Range of Closing	Range of Closing
Period Ended August 7, 2006	Prices for McDATA	Prices for Brocade

Last 30 Trading Days	$3.10 - $4.14	$5.66 - $6.30
Last 60 Trading Days	$3.10 - $4.19	$5.52 - $6.30
Last 12 Months	$3.10 - $5.48	$3.44 - $6.97

Securities Research Analysts’ Price Targets.  Morgan Stanley reviewed and analyzed future public market trading price targets for McDATA Class A common stock and Brocade common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of McDATA Class A common stock and Brocade common stock. The range of undiscounted 12-month analyst price targets for McDATA Class A common stock was $4.50 to $6.00 and for Brocade common stock was $5.20 to $7.15.

The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for McDATA Class A common stock and Brocade common stock and these estimates are subject to uncertainties, including the future financial performance of McDATA and Brocade and future financial market conditions.

Review of Projected Financial Performance.  Morgan Stanley reviewed two scenarios for McDATA’s projected financial performance. One scenario for McDATA’s projected financial performance was based on publicly available equity research estimates for fiscal years 2006 and 2007 and calendar years 2006 and 2007, adjusted for McDATA’s preliminary results for the fiscal quarter ending July 31, 2006 and the expected impact of the disclosure of such quarterly results on consensus equity research projections, or the McDATA Adjusted Street Case. In addition, Morgan Stanley reviewed an alternative scenario for McDATA’s projected financial performance which assumed lower revenue for calendar year 2007, or the McDATA Downside Case.

Morgan Stanley also reviewed Brocade’s projected financial performance based on publicly available equity research estimates for fiscal years 2006 and 2007 and calendar years 2006 and 2007, adjusted for Brocade’s preliminary results for the fiscal quarter ending July 31, 2006 and the expected impact of the disclosure of such quarterly results on consensus equity research projections, or the Brocade Adjusted Street Case.

Comparable Company Analysis.  Morgan Stanley compared certain financial information of McDATA and of Brocade with publicly available consensus estimates for other companies that shared similar business characteristics with McDATA and Brocade respectively. The companies used in this comparison included for McDATA the following storage and networking hardware companies:

•	Brocade Communication Systems, Inc.

•	EMC Corporation

•	Emulex Corporation

•	Extreme Networks Inc.

•	Hewlett-Packard Company

•	International Business Machines Corporation

•	Foundry Networks, Inc.

•	Juniper Networks, Inc.,

•	Network Appliance, Inc.

•	Packeteer, Inc.

•	Polycom, Inc.

•	QLogic Corporation

The companies used in this comparison included for Brocade the following storage and networking hardware companies:

•	EMC Corporation

•	Extreme Networks Inc.

•	Hewlett-Packard Company

•	International Business Machines Corporation

•	Foundry Networks, Inc.

•	Juniper Networks, Inc.

•	McDATA Corporation

•	Network Appliance, Inc.

•	Packeteer, Inc.

•	Polycom, Inc.

•	QLogic Corporation

For purposes of this analysis, Morgan Stanley analyzed the ratios of aggregate value to estimated sales and of price to estimated earnings per diluted share for calendar year 2006 and 2007 statistics of each of these companies for comparison purposes. Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant McDATA or Brocade financial statistic. For purposes of estimated calendar year 2006 and 2007 sales and earnings per diluted share Morgan Stanley utilized the McDATA Adjusted Street Case estimates and Brocade Adjusted Street Case estimates. Based on McDATA’s outstanding shares and options as of August 7, 2006, Morgan Stanley estimated the implied value per McDATA share as of August 7, 2006 as follows:

Comparable Company
	Representative		Implied Value
Calendar Year Financial Statistic	Multiple Range		per Share of McDATA

Aggregate Value to Estimated 2006E Revenue	0.6x - 1.7	x	$3.02 - $7.50
Aggregate Value to Estimated 2007E Revenue	0.6x - 1.5	x	$3.28 - $7.31
Aggregate Value to Estimated 2006E EPS	13.0x - 18.0	x	$2.48 - $3.43
Aggregate Value to Estimated 2007E EPS	11.0x - 16.0	x	$3.67 - $5.34

Based on Brocade’s outstanding shares and options as of August 7, 2006, Morgan Stanley estimated the implied value per Brocade share as of August 7, 2006 as follows:

Comparable Company
	Representative		Implied Value per
Calendar Year Financial Statistic	Multiple Range		Share of Brocade

Aggregate Value to Estimated 2006E Revenue	1.4x - 2.2	x	$5.54 - $7.46
Aggregate Value to Estimated 2007E Revenue	1.4x - 2.0	x	$5.89 - $7.46
Aggregate Value to Estimated 2006E EPS	16.0x - 22.0	x	$5.49 - $7.54
Aggregate Value to Estimated 2007E EPS	15.0x - 19.0	x	$5.56 - $7.04

No company utilized in the comparable company analysis is identical to McDATA or Brocade. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of McDATA or Brocade, such as the impact of competition on the businesses of McDATA or Brocade and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of McDATA or Brocade or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis.  Morgan Stanley calculated a range of equity values per share for each of McDATA and Brocade based on a discounted cash flow analysis to value McDATA and Brocade respectively as a standalone company. Morgan Stanley utilized the Brocade Adjusted Street Case, McDATA Adjusted Street Case and McDATA Downside Case for the years ending October 31, 2006 and 2007 and Brocade and McDATA management extrapolations to those projections for years ending October 31, 2008 through 2011. Morgan Stanley also incorporated synergy estimates provided by Brocade management to both the McDATA Adjusted Street Case and McDATA Downside Case and calculated a range of equity values per share for McDATA that included of the value of such synergy estimates. In arriving at the estimated equity values per share of McDATA common stock and Brocade common stock, Morgan Stanley calculated a terminal value as of October 31, 2011 by applying a range of perpetual growth rates ranging from 5% to 7% and a range of discount rates of 12% to 16%. The unlevered free cash flows from years ending October 31, 2007 through 2011 and the terminal value were then discounted to present values using a range of discount rates of 12% to 16%.

The following table summarizes Morgan Stanley’s analysis:

Implied Value per
Share of McDATA

Adjusted Street Case	$5.33 - $ 8.21
Standalone Downside Case	$3.33 - $ 5.35
Adjusted Street Case with Synergies	$7.00 - $11.02
Downside Case with Synergies	$5.79 - $ 8.93

This analysis yielded a value per share of Brocade common stock of $6.19 to $8.70.

Relative Contribution Analysis.  Morgan Stanley compared McDATA and Brocade stockholders’ respective percentage ownership of the combined company to McDATA’s and Brocade’s respective percentage contribution (and the implied ownership and value per McDATA share based on such contribution) to the combined company using year ending October 31, 2005 actual and years ending October 31, 2006 and 2007 estimated revenue, gross profit, operating income and net income based on publicly available company filings, the McDATA Adjusted Street Case estimates and the Brocade Adjusted Street Case estimates. Morgan Stanley compared the revenue, gross profit, operating income and net income of McDATA and Brocade (i) excluding the impact of any expected synergies resulting from their merger and (ii) allocating a range of 0 - 100% of the expected base case synergies to McDATA’s revenue, gross profit, operating income and net income contribution for the year ending October 31, 2007. Based on Brocade’s common stock price per share of $6.14 and McDATA’s Class A common stock price per share of $3.11 as of August 7, 2006, Morgan Stanley calculated an implied pro forma ownership for McDATA’s stockholders, an implied value per share of McDATA and an implied exchange ratio as follows.

	Implied %		Implied
	Pro Forma Ownership		Value per	Implied
	McDATA	Brocade	McDATA Share	Exchange Ratio

Revenue
Years Ending October 31, 2005A - 2007E (2007E without Synergies)	38.3% - 38.5%	61.5% - 61.7%	$6.73 - $6.79	1.096x - 1.106x
Years Ending October 31, 2005A - 2007E (2007E with Synergies)	31.3% - 38.5%	61.5% - 68.7%	$4.95 - $6.79	0.807x - 1.106x
Gross Profit
Years Ending October 31, 2005A - 2007E (2007E without Synergies)	35.0% - 36.8%	63.2% - 65.0%	$5.85 - $6.31	0.952x - 1.027x
Years Ending October 31, 2005A - 2007E (2007E with Synergies)	28.0% - 36.8%	63.2% - 72.0%	$4.23 - $6.31	0.690x - 1.027x
Operating Income
Years Ending October 31, 2005A - 2007E (2007E without Synergies)	17.4% - 30.7%	69.3% - 82.6%	$2.30 - $4.82	0.375x - 0.785x
Years Ending October 31, 2005A - 2007E (2007E with Synergies)	17.4% - 37.5%	62.5% - 82.6%	$2.30 - $6.49	0.375x - 1.057x
Net Income
Years Ending October 31, 2005A - 2007E (2007E without Synergies)	19.4% - 33.0%	67.0% - 80.6%	$2.62 - $5.35	0.427x - 0.872x
Years Ending October 31, 2005A - 2007E (2007E with Synergies)	19.4% - 37.4%	62.6% - 80.6%	$2.62 - $6.48	0.427x - 1.055x

Analysis of Precedent Transactions.  Morgan Stanley also performed a precedent transaction analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for eight transactions in the technology sector between January 1, 2001 and

August 7, 2006 in which the target and acquiror operated in the same industry, the target company was publicly traded, the targets’ pro forma ownership of the combined company was less than 40%, and transaction values were greater than $500 million. The following is a list of these transactions:

•	Avant! Corporation/Synopsys, Inc.

•	ChipPAC, Inc./ST Assembly Test Services Ltd.

•	DuPont Photomasks, Inc./Toppan Printing Co., Ltd.

•	J.D. Edwards/Peoplesoft, Inc.

•	Maxtor Corporation/Seagate Technology

•	Peoplesoft, Inc./Oracle Corporation

•	Siebel Systems, Inc./Oracle Corporation

•	Verity, Inc./Autonomy Corporation plc

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to closing stock price one trading day prior to announcement; (2) implied premium to 30 trading day average closing stock price; and (3) implied exchange ratio premium to 30 trading day average closing exchange ratio. Based on the analysis of the relevant metrics for each of the precedent transactions, Morgan Stanley selected representative ranges of financial metrics of the precedent transactions and applied the representative range of 1-day premiums to McDATA’s closing Class A common stock price as of August 7, 2006; the representative range of premiums to McDATA’s 30-day average closing Class A common stock price over the 30 trading day period ended August 7, 2006; and the representative range of premiums to the 30-day average exchange ratio to the average exchange ratio of McDATA Class A common stock and Brocade common stock over the 30 trading day period ended August 7, 2006. The following tables summarize Morgan Stanley’s analysis:

Precedent Transaction	Reference	Implied Value	McDATA/Brocade
Financial Statistic	Range	per Share	Financial Statistic

Premium to 1-day prior price	20% - 60%	$3.73 - $4.98	48%
Premium to 30-day average price	20% - 80%	$4.24 - $6.36	30%
Premium to 30-day average exchange ratio	40% - 85%	$5.05 - $6.67	28%

Morgan Stanley also compared publicly available statistics for 17 transactions involving targets in the storage and networking hardware industry between January 1, 2000 and August 7, 2006 in which the target company was publicly traded and transaction values were greater than $100 million. The following is a list of these transactions:

•	Advanced Fibre Communications, Inc./Tellabs, Inc.

•	Artesyn Technologies, Inc./Emerson Electric Co.

•	Certance Corp./Quantum Corp.

•	Computer Network Technology Corporation/McDATA Corporation

•	Decru, Inc./Network Appliance, Inc.

•	Flarion Technologies, Inc./Qualcomm Incorporated

•	Lucent Technologies Inc./Alcatel

•	Maxtor Corporation/Seagate Technology

•	Memorex International, Inc./Imation Corp.

•	NatSteel Electronics Ltd/Solectron Corporation

•	QLogic Corporation/Marvell Technology Group Ltd.

•	Quantum Corporation/Maxtor Corporation

•	Scientific-Atlanta, Inc./Cisco Systems, Inc.

•	Storage Technology Corporation/Sun Microsystems, Inc.

•	Topspin Communications, Inc./Cisco Systems, Inc.

•	Unisphere Networks, Inc./Juniper Networks, Inc.

•	Xircom, Inc./Intel Corporation

For each transaction noted above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to closing stock price one trading day prior to announcement; (2) implied premium to 30 trading day average closing stock price; (3) implied exchange ratio premium to 30 trading day average closing exchange ratio; (4) implied aggregate value to last twelve months sales ratio; (5) implied aggregate value to estimated next twelve months sales ratio; and (6) implied price to estimated next twelve months earnings per share ratio. Based on the analysis of the relevant metrics for each of the precedent transactions, Morgan Stanley selected representative ranges of financial metrics of the precedent transactions and applied the representative range of 1-day premiums to McDATA’s closing Class A common stock price as of August 7, 2006; the representative range of premiums to McDATA’s 30-day average closing Class A common stock price over the 30 trading day period ended August 7, 2006; the representative range of premiums to the 30-day average exchange ratio to the average exchange ratio of McDATA Class A common stock and Brocade common stock over the 30 trading day period ended August 7, 2006; the representative range of aggregate value to last twelve months sales ratios to McDATA’s sales for the last twelve months; the representative range of aggregate value to estimated next twelve months sales ratios to McDATA’s estimated next twelve months sales; and the representative range of price to estimated next twelve months earnings per share to McDATA’s estimated next twelve months earnings per share. In estimating McDATA’s next twelve months sales and earnings per share, Morgan Stanley utilized the McDATA Adjusted Street Case. The following tables summarize Morgan Stanley’s analysis:

Precedent Transaction		Implied Value	McDATA/Brocade
Financial Statistic	Reference Range	per Share	Financial Statistic

Premium to 1-day prior price	10% - 60%	$3.42 - $4.98	48%
Premium to 30-day average price	10% - 75%	$3.88 - $6.18	30%
Premium to 30-day average exchange ratio	10% - 60%	$3.97 - $5.77	28%
Aggregate value to last twelve months sales ratio	0.5x - 1.7x	$2.55 - $7.43	1.0	x
Aggregate value to next twelve months sales ratio	0.5x - 1.5x	$2.70 - $7.04	0.9	x
Price to next twelve months earnings per share ratio	20.0x - 40.0x	$5.58 - $11.16	16.5	x

No company or transaction utilized in the precedent transaction analysis of stock price premiums paid is identical to Brocade or McDATA or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Brocade and McDATA, such as the impact of competition on the business of Brocade, McDATA or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Brocade, McDATA or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Equity Value Analysis.  Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the future value of a company’s common equity as a function of Brocade’s future earnings and its current forward price to earnings. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of Brocade’s common stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley utilized fiscal year 2008 forecasts that were extrapolated from the Brocade Adjusted Street Case using a revenue growth of 9% and operating margin of 16%. Morgan Stanley applied a range of price to earnings multiples of 15.0x to 19.0x to these estimates and applied a discount rate of 14%. This analysis yielded a value per share of Brocade common stock of $5.44 to $6.89.

Pro Forma Merger Analysis.  Morgan Stanley analyzed the potential pro forma impact of the transaction on Brocade’s cash earnings per share, which is defined as GAAP earnings per share adjusted for purchase accounting adjustments, including intangibles as well as other one-time items. Based on the exchange ratio, Brocade Adjusted Street Case estimates, the McDATA Adjusted Street Case and the McDATA Downside Case forecasts inclusive of the synergy assumptions provided by Brocade management, a range of assumed revenue attrition of 0% to 32% of McDATA’s projected 2007 revenue, and closing prices per share of Brocade as of August 7, 2006, Morgan Stanley calculated fiscal year pro forma cash earnings per share giving effect to the merger. Assuming the McDATA Adjusted Street Case and the synergies provided by Brocade management, Morgan Stanley noted that the transaction would be accretive across the full range of assumed revenue attrition. Assuming the McDATA Downside Case and the synergies provided by Brocade management, the transaction would be dilutive at an assumed 32% revenue attrition level but accretive at 0% to 20% revenue attrition levels.

In connection with the review of the merger by the Brocade board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of McDATA or Brocade or their respective common stock. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of McDATA or Brocade. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Brocade and in connection with the delivery of its opinion dated August 7, 2006 to the Brocade board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of McDATA or Brocade might actually trade. The exchange ratio was determined by Brocade and McDATA through arm’s length negotiations between Brocade and McDATA and was approved by the Brocade board of directors. Morgan Stanley did not recommend any specific exchange ratio to Brocade or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

In addition, Morgan Stanley’s opinion and its presentation to the Brocade board of directors was one of many factors taken into consideration by the Brocade board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Brocade board of directors with respect to the exchange ratio or of whether the Brocade board of directors would have been willing to agree to a different exchange ratio. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

The Brocade board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Brocade and received fees for such services. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of McDATA, Brocade, or any other parties, commodities or currencies involved in the merger.

Under the terms of its engagement letter, Morgan Stanley provided Brocade financial advisory services and a financial opinion in connection with the merger. Pursuant to the terms of this engagement letter, Brocade has agreed to pay Morgan Stanley a fee of $8.5 million, of which $6.0 million is contingent upon closing of the merger. Brocade has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, Brocade has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including any liabilities under the federal securities laws relating to or arising out of its engagement and any related transactions.

Consideration of the Merger by the McDATA Board of Directors

McDATA’s board of directors has determined that the merger is advisable, and is fair to and in the best interests of McDATA and its stockholders, and unanimously approved the merger and the merger agreement. In reaching its decision, the McDATA board of directors identified a number reasons for, and potential benefits to McDATA and its stockholders of, the merger. The McDATA board of directors considered many factors which, when taken as a whole, supported its decision, including the following business considerations:

•	the expectation that the expanded technological resources of the combined company will allow the combined company to compete more effectively and efficiently by accelerating and enhancing its ability to develop new networking products and deliver the functionality demanded by customers as they expand their networking infrastructures over vast distances;

•	the expectation that by combining and optimizing the OEM relationships, sales channels and marketing organizations of McDATA and Brocade, the combined company will possess expanded coverage and improved opportunities for marketing the products of the combined company;

•	the expectation that the merger will benefit OEM partners by reducing operational costs, accelerating investment in differentiated solutions to jointly develop new markets, streamlining certification and qualification process for new products and delivering higher levels of support and service;

•	the expectation that the merger will create a broader range of solutions and services that protect and extend customers’ existing investments in SAN infrastructure and allow interoperability and management unification between the product lines of the combined company;

•	the expectation that by combining the two companies, a more efficient business operating model can be obtained leading to enhanced operating efficiencies;

•	the expectation that the experience, financial resources, revenue diversification and size and breadth of product and service offerings of the combined company will position it to respond more quickly and effectively to technological change, increased competition and shifting market demand;

•	the expectation that the merger with Brocade will leverage the experience of two of the leaders of the industry;

•	the increasingly competitive landscape and the potential entry of other competitors;

•	the prospect for an improved competitive position for the combined company which could offer a broad set of best-in-class networking infrastructure solutions to customers and potential customers in new market segments;

•	market conditions, an assessment of market demands and future customer requirements and the associated development resources needed to satisfy these requirements;

•	the effect of the merger on McDATA’s customers, suppliers and employees; and

•	the expectation that the merger will provide the combined company with an improved platform for future growth and profitability.

In reaching its decision to approve the merger and the merger agreement, the McDATA board of directors consulted with McDATA’s management, internal and outside legal counsel regarding the legal terms of the merger, and financial advisors regarding the financial aspects of the merger and the fairness, from a financial point of view, of the aggregate merger consideration to McDATA stockholders. Such factors that the McDATA board of directors considered in reaching its determination included, but were not limited to, the following:

•	the strategic benefits of the merger;

•	the risks and benefits of proceeding with the merger compared to risks and benefits of continuing as a separate company;

•	the exchange ratio implied premiums of approximately 48% over the closing price of McDATA’s Class A common stock and approximately 62% over the closing price of McDATA’s Class B common stock as of August 7, 2006 and premiums of approximately 30% over the thirty day trailing average closing prices of McDATA’s Class A common stock and approximately 42% over the thirty day trailing average closing prices of McDATA’s Class B common stock from August 7, 2006;

•	the fixed exchange ratio which will not change with fluctuation of the value of McDATA Class A and Class B common stock or the Brocade common stock;

•	the financial analyses reviewed with the McDATA board by Credit Suisse and the oral opinion of Credit Suisse rendered to the McDATA board of directors on August 7, 2006, subsequently confirmed in writing, to the effect that, as of the date of the Credit Suisse opinion, and based upon and subject to the factors and assumptions set forth in its opinion, the Aggregate Consideration was fair to the stockholders of McDATA, other than Brocade, from a financial point of view. See “The Merger — Opinion of McDATA’s Financial Advisor” beginning on page 82;

•	the terms of the merger agreement, including the conditions to closing and the parties right to terminate the merger agreement;

•	the termination fee payable to McDATA under certain circumstances and the fee payable to McDATA if the merger is delayed or prohibited under HSR Act or other anti-trust laws;

•	the likelihood of obtaining regulatory approval, including antitrust clearance;

•	McDATA’s rights under the merger agreement to consider unsolicited acquisition proposals and to change its recommendation to McDATA stockholders to adopt the merger agreement and approve the merger should McDATA receive a superior proposal;

•	the merger is structured and intended to qualify as a “reorganization” for United States federal income tax purposes and, generally, the consideration to be received by McDATA stockholders in the merger (except for the cash received in lieu of fractional shares of Brocade common stock) will not be subject to income tax until the disposition of the Brocade common stock received by stockholders pursuant to the merger;

•	the composition of the board of directors of Brocade after the merger;

•	information concerning McDATA’s and Brocade’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including, with respect to Brocade, public reports concerning results of operations during the most recent fiscal year and fiscal quarters filed with the SEC;

•	management’s view of the current and historical financial condition, results of operations and businesses of McDATA and Brocade before and after giving effect to the merger;

•	current and historical financial market conditions and market prices, volatility and trading information with respect to the Class A and Class B common stock of McDATA and the common stock of Brocade;

•	the relationship between the market value of the Class A and Class B common stock of McDATA and the consideration to be paid to stockholders of McDATA pursuant to the exchange ratio and a comparison of comparable merger transactions;

•	the financial condition, results of operation, business and strategic objectives of McDATA and Brocade before and after giving effect to the merger and the merger’s potential effect on stockholder value; and

•	the results of the due diligence investigation of Brocade.

The McDATA board of directors also identified and considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the merger, including:

•	the volatility of the trading prices of common stock of McDATA and Brocade, including the fact that the exchange ratio is fixed and will not increase in the event of an increase in the trading prices of McDATA Class A or Class B common stock or an decline in the trading price of Brocade common stock;

•	the potential dilution to McDATA’s stockholders;

•	the risk that the potential benefits and synergies sought in the merger might not be fully realized if the combined company fails to meet the challenges involved in integrating the operations of McDATA and Brocade;

•	the possibility that the merger might not be consummated, even if approved by the stockholders of McDATA and Brocade, and the effects on McDATA if the merger is not consummated;

•	the effect of the public announcement and pendency of the merger on McDATA’s and Brocade’s sales, operating results, stock prices, customers, supplies, employees, partners and other constituencies;

•	the effect of public announcement of the merger on McDATA’s ability to attract and retain key management, marketing and technical personnel;

•	the possibility that the market price of McDATA Class A and Class B common stock could decrease sharply if the merger was not viewed favorably by stockholders, financial analysts and the press, generally;

•	the interests that McDATA’s executive officers and directors may have with respect to the merger in addition to their interests as McDATA stockholders. See “The Merger — Interests of McDATA Directors and Officers in the Merger” beginning on page 87 of this joint proxy statement/prospectus for a more complete discussion of these interests; and

•	various other risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus.

After careful and due consideration, the McDATA board of directors concluded that overall, the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the transaction, and that many of these risks could be managed or mitigated prior to the merger by McDATA or subsequent to the merger by the combined company or were unlikely to have a material adverse effect on the merger or the combined company.

The foregoing information and factors considered by the McDATA board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the McDATA board of directors. In view of the variety of factors and the amount of information considered, the McDATA board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the merger and the merger agreement. In addition, individual members of the McDATA board of directors may have given different weights to different factors. The McDATA board of directors considered all of these factors as a whole, and overall considered them to be favorable to and to support its determination.

Recommendation of the McDATA Board of Directors

After careful consideration and based on the foregoing analysis at a meeting of the McDATA board of directors held on August 7, 2006, the McDATA board of directors determined that the merger is advisable, and is fair to and in the best interests of McDATA and its stockholders, and unanimously approved the merger and the merger agreement. The McDATA board of directors unanimously recommends that the McDATA stockholders vote “FOR” the proposal to adopt the merger agreement.

Opinion of McDATA’s Financial Advisor

McDATA retained Credit Suisse to act as its exclusive financial advisor in connection with the proposed merger. In connection with Credit Suisse’s engagement, McDATA requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of shares of Class A and Class B common stock of McDATA, other than Brocade, of the Aggregate Consideration pursuant to the merger agreement. On August 7, 2006, the McDATA board of directors met to review the proposed merger. During this meeting, Credit Suisse reviewed with the McDATA board of directors certain financial analyses, as described below, and rendered its oral opinion to the McDATA board of directors, which opinion was subsequently confirmed by delivery of a written opinion dated August 7, 2006, to the effect that, as of that date and based on and subject to the considerations described in the Credit Suisse opinion, the Aggregate Consideration was fair, from a financial point of view, to the holders of McDATA common stock, other than Brocade.

The full text of the Credit Suisse opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference in its entirety. Holders of McDATA common stock are urged to, and should, read this opinion carefully and in its entirety. The Credit Suisse opinion addresses only the fairness, from a financial point of view, of the Aggregate Consideration to the holders of McDATA common stock, other than Brocade. The Credit Suisse opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any other matter relating to the merger. The summary of the Credit Suisse opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse opinion.

In arriving at its opinion, Credit Suisse, among other things:

•	reviewed a draft of the merger agreement dated August 7, 2006 and certain related agreements;

•	reviewed certain publicly available business and financial information relating to McDATA and Brocade;

•	reviewed certain other information relating to McDATA and Brocade, including financial forecasts, provided to Credit Suisse by McDATA and Brocade, and met with the managements of McDATA and Brocade to discuss the business and prospects of McDATA and Brocade;

•	considered certain financial and stock market data of McDATA and Brocade, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of McDATA and Brocade;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for McDATA that Credit Suisse reviewed, Credit Suisse was advised, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of McDATA’s management as to the future financial performance of McDATA. With respect to the publicly available research analyst’s financial forecasts (and additions and adjustments thereto and extrapolations therefrom) for Brocade to which Credit Suisse was directed by Brocade, Credit Suisse was advised, and Credit Suisse assumed at the direction of Brocade and with the consent of McDATA’s board of directors, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Brocade and that such additions, adjustments and extrapolations were reasonably prepared on bases reflecting the best currently available estimates and judgments of Brocade’s management as to the future financial performance of Brocade. In addition, Credit Suisse relied upon, without independent verification, the assessment of the managements of Brocade and McDATA as to (i) their ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the merger, (iii) the existing technology, products and services and the validity of, and risks associated with, the future technology products and services of McDATA and Brocade, and (iv) their ability to integrate the businesses of McDATA and Brocade. Credit Suisse assumed, with the consent of McDATA’s board of directors, that the merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. Credit Suisse also assumed, with the consent of McDATA’s board of directors, that in the course of obtaining any necessary regulatory and third party approvals, consents and agreements for the merger, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on McDATA or Brocade or the contemplated benefits of the merger, that the merger agreement when signed would conform to the draft merger agreement reviewed by Credit Suisse in all respects material to Credit Suisse’s analyses, and that the merger would be consummated in accordance with the terms of the draft merger agreement reviewed by Credit Suisse, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of McDATA or Brocade and Credit Suisse was not furnished with any such evaluations or appraisals (other than with respect to the outstanding litigation or investigations involving Brocade).

The Credit Suisse opinion addressed only the fairness, from a financial point of view, to the holders of McDATA common stock (other than Brocade) of the Aggregate Consideration and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The Credit Suisse opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse understood that, in accordance with McDATA’s amended and restated certificate of incorporation, filed with the Delaware Secretary of State on July 11, 2000, each share of Class A and Class B common stock would be converted into the right to receive the same consideration in the proposed merger and, consequently, with the approval of McDATA’s board of directors, for purposes of the Credit Suisse opinion and related analyses, Credit Suisse treated all such shares of McDATA common stock as identical in all material respects. The Credit Suisse opinion did not address the allocation of the Aggregate Consideration among holders of different classes or series of McDATA’s capital stock. Credit Suisse did not express any opinion as to what the actual value of the Brocade common stock will be when issued to the holders of McDATA common stock pursuant to the merger or the prices at which Brocade common stock will trade at any time. The Credit Suisse opinion did not address the relative merits of the merger as compared to other business strategies or transactions that could be available to McDATA, nor did it address the underlying business decision of McDATA to proceed with the merger. Credit Suisse did not express any opinion as to the outstanding litigation or investigations relating to Brocade, as to which Credit Suisse understood that McDATA conducted such diligence and other investigations, and obtained such advice from qualified professionals, as McDATA deemed necessary. With respect to such litigation or investigations relating to Brocade, McDATA instructed Credit Suisse to assume, and Credit Suisse assumed, without independent verification, and based solely upon the assessment and judgment of the management and counsel of McDATA, (i) that the aggregate amount of losses, if any, that could be assessed against or agreed to by Brocade in connection with such litigation or investigations would not exceed the amount estimated by the management of McDATA, and (ii) that no such litigation or investigations relating to Brocade would otherwise have an adverse impact on the current or future results of operations of Brocade. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of McDATA.

In preparing its opinion to the McDATA board of directors, Credit Suisse performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse made qualitative judgments with respect to the analyses and factors that it considered. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of McDATA and Brocade. No company, transaction or business used by Credit Suisse in its analyses as a comparison is identical to McDATA or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in the analyses performed by Credit Suisse and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses performed by Credit Suisse are inherently subject to substantial uncertainty.

The opinion of Credit Suisse and its financial analyses were only one of many factors considered by the McDATA board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the McDATA board of directors or management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion and reviewed with the McDATA board of directors at a meeting of the McDATA board of directors on August 7, 2006. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Credit Suisse, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Credit Suisse. Where the financial analyses summarized below refer to financial data for McDATA or Brocade for a given calendar year, such references are to the twelve months beginning February 1 of such calendar year and ending January 31 of the year following such calendar year.

Selected Companies Analysis

Credit Suisse compared certain financial information of McDATA with publicly available information of other public companies in the enterprise networking and enterprise systems industries, including:

Enterprise Networking Companies

•	Cisco Systems, Inc.

•	Juniper Networks, Inc.

•	QLogic Corporation

•	Foundry Networks, Inc.

•	Emulex Corporation

•	Extreme Networks, Inc.

Enterprise Systems Companies

•	IBM Corporation

•	Hewlett-Packard Company

•	Dell Inc.

•	EMC Corporation

•	Sun Microsystems, Inc.

•	Network Appliance, Inc.

Such information included, among other things, observed trading multiples of (i) fully-diluted aggregate value (calculated as fully-diluted equity value plus net debt) as a multiple of calendar year 2006 and calendar year 2007 estimated revenue, (ii) fully-diluted aggregate value (calculated as fully-diluted equity value plus net debt) as a multiple of calendar year 2006 and calendar year 2007 estimated EBITDA and (iii) price per share as a multiple of calendar year 2006 and calendar year 2007 estimated earnings per share. Financial data for the selected publicly held companies were based on publicly available information and research analyst estimates. All multiples were based on closing stock prices on August 4, 2006. From the observed trading multiples for the selected companies, Credit Suisse derived (i) a reference range of multiples of fully-diluted aggregate value to estimated revenue for calendar year 2006 of 0.6x to 1.2x and calendar year 2007 of 0.5x to 1.1x, (ii) a reference range of multiples of fully-diluted aggregate value to estimated EBITDA for calendar year 2006 of 5.0x to 8.0x and calendar year 2007 of 4.0x to 7.0x and (iii) a reference range of multiples of price per share as a multiple of estimated earnings per share for calendar year 2006 of 13.0x to 20.0x and calendar year 2007 of 10.0x to 16.0x. Credit Suisse then used these derived reference ranges of multiples to calculate a range of implied prices per share of McDATA common stock, a range of implied exchange ratios and a range of implied aggregate stock consideration using a set of estimates for McDATA revenue, EBITDA and earnings per share for calendar year 2006 and calendar year 2007 prepared by McDATA’s management. Credit Suisse calculated the range of implied exchange ratios for the merger based on the closing price of $6.25 per share for Brocade common stock on August 4, 2006. The following table summarizes the range of implied prices per share of McDATA common stock, the range of implied exchange ratios and the range of implied aggregate stock consideration that were implied by this analysis:

Implied Price per McDATA Share	Implied Exchange Ratio	Implied Aggregate Consideration
(Millions of shares)

$2.30 - $5.49	0.368x - 0.878x	56.7 - 135.5

You should be aware that no company considered in this analysis is identical to McDATA.

Discounted Cash Flow Analysis

Credit Suisse calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that McDATA could generate for the last nine months of calendar year 2006 through the end of calendar year 2010, based on a set of estimates for the future financial performance of McDATA provided by McDATA’s management. Credit Suisse then calculated a range of estimated terminal values for McDATA by multiplying McDATA’s calendar year 2011 estimated EBITDA by selected terminal next twelve months, or NTM, EBITDA multiples ranging from 5.0x to 7.0x. The estimated after-tax free cash flows and terminal values were then discounted to the present value using discount rates ranging from 14% to 18%. Credit Suisse calculated the range of implied exchange ratios for the merger based on the closing price of $6.25 per share for Brocade common stock on August 4, 2006. The following table summarizes the range of implied prices per share of McDATA common stock, the range of implied exchange ratios and the range of implied aggregate stock consideration that were implied by this analysis:

Implied Price per McDATA Share	Implied Exchange Ratio	Implied Aggregate Consideration
(Millions of shares)

$4.23 - $5.83	0.677x - 0.933x	104.5 - 144.0

Relative Discounted Cash Flow Analysis

Credit Suisse calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that Brocade could generate for the last nine months of calendar year 2006 through the end of calendar year 2010, using estimates for the future financial performance of Brocade based upon a publicly available research analyst’s financial forecast and additions and adjustments to and extrapolations from such financial forecast provided by Brocade’s management. Credit Suisse then calculated a range of estimated terminal values for Brocade by multiplying Brocade’s calendar year 2011 estimated EBITDA by selected terminal NTM EBITDA multiples ranging from 7.0x to 9.0x. The estimated after-tax free cash flows and terminal values were then discounted to the present value using discount rates ranging from 14% to 18%. This analysis indicated a range of implied prices per share of Brocade common stock from $5.83 to $7.15. Credit Suisse then compared the implied prices per share of McDATA common stock derived from the McDATA discounted cash flow analysis to the implied prices per share of Brocade common stock derived from the Brocade discounted cash flow analysis. Credit Suisse calculated the range of implied exchange ratios for the merger based on the closing price of $6.25 per share for Brocade common stock on August 4, 2006. The McDATA board of directors instructed Credit Suisse to assume, for purposes of its analyses, that the potential losses that could be assessed against or agreed to by Brocade in any pending litigation or investigations involving Brocade would not exceed the amount estimated by the management of McDATA. The analyses performed by Credit Suisse also assumed that no such pending litigation or investigations involving Brocade would otherwise have an adverse impact on the current or future results of operations of Brocade. The following table summarizes the range of implied prices per share of McDATA common stock, the range of implied exchange ratios and the range of implied aggregate stock consideration that were implied by this analysis:

Implied Price per McDATA Share	Implied Exchange Ratio	Implied Aggregate Consideration
(Millions of shares)

$3.70 - $6.26	0.591x - 1.001x	91.2 - 154.5

Selected Transactions Analysis

Using publicly available information, Credit Suisse reviewed several financial metrics from the following 15 selected transactions since 2002 in the enterprise networking and enterprise systems industries:

Acquiror	Target

SanDisk Corp.	M-Systems Ltd.
Quantum Corp.	Advanced Digital Information Corporation
Micron Systems Inc.	Lexar Media, Inc.
Imation Corp.	Memorex International, Inc.
Seagate Technology	Maxtor Corporation
Sun Microsystems, Inc.	Storage Technology Corporation
McDATA Corporation	Computer Networks Technology Corporation
Quantum Corp.	Certance
Adaptec, Inc.	Snap Appliances, Inc.
Dot Hill Systems Corp.	Chaparral Network Storage, Inc.
Juniper Networks, Inc.	Netscreen Technologies, Inc.
Emulex Corporation	Vixel Corp.
Western Digital Corp.	Read-Rite Corp.
Computer Network Technology Corporation	Inrange Technologies Corp.
Hitachi, Ltd.	IBM Corporation (disk business)

For those selected transactions for which sufficient financial information was publicly available, Credit Suisse calculated (i) the fully-diluted aggregate value (calculated as fully-diluted equity value plus net debt) as a multiple of last twelve months, or LTM, and estimated NTM revenues, (ii) the fully diluted aggregate value (calculated as fully-diluted equity value plus net debt) as a multiple of LTM and estimated NTM EBITDA and (iii) the price per share paid by the acquiror as a multiple of the target company’s LTM and estimated NTM earnings per share. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. From the observed multiples for the selected transactions, Credit Suisse derived (i) a reference range of multiples of fully-diluted aggregate value to McDATA’s LTM revenue of 0.7x and 1.3x and estimated NTM revenue of 0.7x to 1.3x, (ii) a reference range of multiples of fully-diluted aggregate value to McDATA’s LTM EBITDA of 8.0x to 11.0x and estimated NTM EBITDA of 7.0x to 10.0x and (iii) a reference multiple of price per share to McDATA’s LTM earnings per share of 21.0x and estimated NTM earnings per share of 20.0x. Credit Suisse then used these derived reference ranges of multiples to calculate a range of implied prices per share of McDATA common stock, a range of implied exchange ratios and a range of implied aggregate stock consideration using a set of estimates for McDATA revenue, EBITDA and earnings per share for calendar year 2006 and calendar year 2007 prepared by McDATA’s management. Credit Suisse calculated the range of implied exchange ratios for the merger based on the closing price of $6.25 per share for Brocade common stock on August 4, 2006. The following table summarizes the range of implied prices per share of McDATA common stock, the range of implied exchange ratios and the range of implied aggregate stock consideration that were implied by this analysis:

Implied Price per McDATA Share	Implied Exchange Ratio	Implied Aggregate Consideration
(Millions of shares)

$3.42 - $5.97	0.548x - 0.956x	84.5 - 147.5

No company or transaction considered in this analysis is identical to McDATA or the contemplated merger.

Miscellaneous

McDATA selected Credit Suisse based on Credit Suisse’s qualifications, expertise and reputation, and its familiarity with McDATA and its business. Credit Suisse is an internationally recognized investment banking and advisory firm. Credit Suisse, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. From time to time, Credit Suisse and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to McDATA or Brocade, for which Credit Suisse has received, and would expect to receive, compensation. In the ordinary course of its business, Credit Suisse and its affiliates may acquire, hold or sell, for their own account and the accounts of customers, equity, debt, and other securities and financial instruments (including bank loans and other obligations) of McDATA, Brocade, and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Pursuant to an engagement letter dated as of June 24, 2004, McDATA engaged Credit Suisse to provide financial advisory services to the McDATA board of directors in connection with the merger, including, among other things, rendering its opinion. Pursuant to the terms of the engagement letter, Credit Suisse will receive a customary fee for its services, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse will also receive a fee for rendering its opinion. In addition, McDATA has agreed to reimburse Credit Suisse for its out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Credit Suisse against certain liabilities and other items arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

Interests of McDATA Directors and Executive Officers in the Merger

McDATA stockholders considering the recommendation of the McDATA board of directors regarding the merger should be aware that McDATA’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of McDATA stockholders generally. The board of directors of McDATA was aware of and considered these potentially conflicting interests when they adopted the merger agreement and approved the merger.

Stock Options, Restricted Stock Units and Restricted Stock

At the effective time of the merger, all outstanding McDATA stock options granted under or pursuant to McDATA’s 2001 Equity Incentive Plan, 2004 Equity Incentive Plan (formerly the 2004 Equity Inducement Grant Plan), and 2003 Acquisition Equity Incentive Plan; the McDATA Services Corporation Amended 1992 Stock Award Plan, 1999 Non-Qualified Stock Award Plan, 2002 Stock Award Plan; and the Amended and Restated Inrange Technologies Corporation 2000 Stock Compensation Plan, whether or not exercisable, will be assumed by Brocade and become options to purchase shares of Brocade common stock. The number of shares of Brocade common stock issuable upon exercise of each such option will be equal to the number of shares of McDATA Class A or Class B common stock subject to the assumed option immediately prior to the effective time of the merger multiplied by 0.75, rounded down to the nearest whole number. The exercise price of each such option will be equal to the exercise price of the assumed McDATA option immediately prior to the effective time of the merger divided by 0.75, rounded up to the nearest whole cent. Except as described below with respect to accelerated vesting of certain stock options held by executive officers of McDATA, each adjusted option will be subject to the same terms and conditions, including expiration date, vesting and exercise provisions, as were applicable to the corresponding option prior to the effective time of the merger. Pursuant to severance agreements with the executive officers of McDATA, the vesting of McDATA stock options held by such executive officers will accelerate upon a “constructive termination” or termination without “cause” (as such terms are defined in the applicable severance agreement) of such executive officer at or within one year following the effective time of the merger. See “The Merger — Interests of McDATA Directors and Officers in the Merger — Severance Agreements” beginning on page 88 of this joint proxy statement/prospectus and “The Merger — Interests of McDATA Directors and Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of McDATA” beginning on page 90 of this joint proxy statement/prospectus.

Pursuant to the terms of the grant documents, at the effective time of the merger, the vesting of the then outstanding McDATA restricted stock units issued under McDATA’s equity plans will accelerate and be converted into, and deemed to constitute, a right to be issued shares of Brocade common stock, as adjusted by the exchange ratio.

At the effective time of the merger, the vesting of the then outstanding shares of McDATA restricted common stock issued under McDATA’s equity plans and held by the executive officers of McDATA will accelerate pursuant to the terms of the applicable restricted stock agreements with such executive officers, and such shares of restricted stock will be converted into, and deemed to constitute, a right to be issued shares of Brocade common stock, as adjusted by the exchange ratio. See “The Merger — Interests of McDATA Directors and Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of McDATA” beginning on page 90 of this joint proxy statement/prospectus.

Severance Agreements

The executive officers of McDATA have entered into severance agreements with McDATA. Generally, benefits under the severance agreements may be triggered if the executive officers are terminated without “cause” or a “constructive termination” occurs upon or within one year of a change in control of McDATA. The severance agreements provide cash benefits equal to six, nine, or twelve months of base salary and target bonus, payable in a lump sum. In addition, upon such termination, the vesting of stock options held by such executive officers will be accelerated and the executive officers will be entitled to continuation of their health, dental and vision benefits pursuant to Consolidated Omnibus Budget Reconciliation Act, or COBRA, for a period of six, nine or twelve months. Finally, financial assistance and other lesser benefits may be provided as well under the severance agreements. In the event that the executive would be subject to the excise tax under Section 4999 of the Code any payment, distribution or other benefit, whether provided or paid pursuant to the terms of the severance agreements or otherwise, or the parachute payments, will be (i) paid in full or (ii) reduced to the maximum amount that would result in no portion of the parachute payments being subject to such excise tax, whichever of the foregoing amounts results in the receipt by the executive on an after-tax basis, of the greatest amount of parachute payments, notwithstanding that all or some portion of such parachute payments may be taxable under Section 4999 of the Code.

In consideration for receiving the benefits under the severance agreements, the executive officers have agreed to:

•	not compete against McDATA and any successor for a period of one year following termination;

•	not solicit employees and certain customers of McDATA and any successor for a period of one year following termination;

•	not disparage McDATA, its successor or their respective directors, officers or employees;

•	not disclose “confidential information” or “trade secrets” of McDATA and any successor; and

•	provide and not subsequently revoke a full release of all claims.

For purposes of the severance agreements, “cause” means: (i) dishonesty which is not the result of an inadvertent or innocent mistake by the executive with respect to McDATA, any of its subsidiaries or their successors; (ii) willful misfeasance or nonfeasance of duty by the executive that materially injures the reputation, business or business relationships of McDATA, any of its subsidiaries or their successors or any of their respective officers, directors or executives; (iii) any conduct which would be sufficient to criminally charge the executive with the commission of a crime involving moral turpitude or a crime other than a vehicle offense which could reflect in some material fashion unfavorably upon the business or business relationships of McDATA, any of its subsidiaries or their successors or any of their respective officers, directors or other executives; (iv) willful or prolonged absence from work by the executive (other than by reason of disability or pursuant to a leave law or leave policy of the McDATA or its successors) or failure, neglect or refusal by the executive to perform his duties and responsibilities without the same being corrected upon 30 days prior written notice; (v) if the executive materially violates any term of the severance agreement or employment policies and procedures of McDATA or its successors (including but not limited to the policies with respect to sexual harassment and discrimination) and such action or failure is not remedied within 30 days of written notice; or (vi) if the executive violates any agreement, policy or procedure a second time following a notice from McDATA or its successors, even if the first violation was remedied.

For purposes of the severance agreements, “constructive termination” means: (i) if McDATA or its successor materially violates any term of the severance agreement and such violation is not remedied within 30 days after written notice of such violation by the executive; or (ii) if, after a change of control of McDATA, (A) McDATA or its successor moves the executive’s primary work site more than 35 miles from McDATA’s location in Broomfield, Colorado, or (B) McDATA or its successor materially reduces the executive’s job responsibilities (or reporting relationship) or materially reduces the executive’s compensation and benefits and such action is not remedied within 30 days after written notice is given by the executive. In the case of (ii)(A), the executive must give written notice to McDATA or its successor within 30 days of the date McDATA or its successor notifies the executive of the change in primary work site that the executive has elected to treat such action as a constructive termination. In the case of (ii)(B), the executive must give notice that the executive considers a change of responsibilities or a change in compensation to constitute a constructive termination within 30 days of receiving notice of such change in responsibilities or compensation. If the executive gives such timely notice that the executive considers a change of responsibilities or change in compensation to constitute a constructive termination, and if McDATA or its successor does not address the matter by taking such actions as may be necessary to avoid such change being deemed a constructive termination within 30 days after the executive’s notice, the executive must elect whether to treat such change as a constructive termination within 30 days thereafter.

McDATA anticipates that certain of the executive officers of McDATA that have entered into the severance agreements will be constructively terminated under the terms of the severance agreements at the effective time of the merger, resulting in entitlement to benefits as described above (subject to compliance with the applicable provisions of the severance agreements). See “The Merger — Interests of McDATA Directors and Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of McDATA” beginning on page 90 of this joint proxy statement/prospectus.

Retention Awards

McDATA has established a transaction retention plan, or the Retention Plan, to retain critical employees, including executive officers; provided, however, that McDATA may not grant awards of restricted stock to

Section 16 officers under the Retention Plan. Subject to the terms of the merger agreement, retention awards may be granted under the Retention Plan at any time prior to the effective time of the merger. To the extent an executive officer is selected and voluntarily terminates his or her employment prior to the effective time of the merger, such executive officer’s retention benefits under the Retention Plan, if any, shall be forfeited and may be reallocated among other retention grant recipients, subject to applicable limitations set forth in the Retention Plan.

Pursuant to the Retention Plan, McDATA has selected the executive officers that will be eligible to receive retention benefits under the Retention Plan, subject to each executive officer’s satisfaction of the requirements of the Retention Plan. The retention benefits under the Retention Plan for the executive officers range from three months of base salary and target bonus to twelve months of base salary and target bonus, payable in a lump sum within 30 days of the effective time of the merger; provided, however, that certain executive officers have indicated their willingness to extend their employment with Brocade beyond the effective time of the merger with retention benefits as described below.

If an executive officer agrees to extend his or her employment with Brocade beyond the effective time of the merger, 50% of the retention benefits will be paid upon the effectiveness of the merger and 50% of the retention benefits will be payable in a lump sum upon the earliest to occur of the following:

•	the date that is six months following the effective time of the merger; and

•	the termination of such executive officer’s employment without “cause” (as defined in the Retention Plan).

Each executive officer’s benefits under the Retention Plan are contingent upon the executive officer’s:

• execution of a release of claims; and

•	compliance with the confidentiality, non-compete, non-solicitation, proprietary information and inventions agreements, and/or other appropriate agreements.

Retention benefits under the Retention Plan are in addition to, and not in lieu of, any severance benefits under McDATA’s severance agreements. See “The Merger — Interests of McDATA Directors and Officers in the Merger — Severance Agreements” beginning on page 88 of this joint proxy statement/prospectus and “The Merger — Interests of McDATA Directors and Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of McDATA” beginning on page 90 of this joint proxy statement/prospectus.

Continued Benefits

Brocade will, for a period of at least one year following the merger, either continue McDATA’s benefits (except for the 401(k) plans) or allow McDATA employees who continue employment with Brocade to participate in Brocade’s benefit plans (other than stock compensation plans or arrangements) on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. All of the executive officers of McDATA currently participate in McDATA’s benefit plans, which include medical, dental, vision, life insurance, accidental death and dismemberment insurance, short term and long term disability, employee assistance plan, flexible spending accounts, 401(k) plan, bonus plans, stock option plans, employee stock purchase plans and other welfare fringe benefit plans.

Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of McDATA

The following table identifies, for each McDATA director and executive officer, as of November 30, 2006, such person’s relationship to McDATA, the aggregate number of shares subject to outstanding options to purchase shares of McDATA Class B common stock, the aggregate number of shares of McDATA Class B common stock subject to vested options, the aggregate number of shares of McDATA Class B common stock subject to accelerated vesting upon the occurrence of the merger, the weighted average exercise price of all outstanding options, the number of restricted shares, the number of restricted stock units, estimated severance payments, and estimated retention plan payments.

The following table excludes Gary M. Gysin, former Senior Vice President, Worldwide Sales and Service, whose employment was terminated concurrently with the execution of the merger agreement.

				Aggregate
				Class B
				Shares
				Subject to				Estimated
		Aggregate	Aggregate	Accelerated				Cash
		Class B	Class B	Vesting	Weighted			Severance
		Shares	Shares	Upon or	Average		Number of	Payment	Estimated
		Subject to	Subject	Following the	Price of	Number of	Restricted	per	Retention
	Relationship	Outstanding	to Vested	Occurrence	Outstanding	Restricted	Stock	Severance	Plan
Name	to McDATA	Options	Options	of the Merger(1)	Options	Shares	Units	Agreement(2)	Payment

John A. Kelley, Jr.	Chairman, President and CEO	1,515,000	965,000	550,000	$8.40	44,325	318,750	$1,080,000	$1,125,000
Todd Oseth	Executive VP and COO	400,000	50,000	350,000	$4.02	—	200,000	$539,250	$740,000
Scott A. Berman	Executive VP Finance and CFO	255,000	48,750	206,250	$3.84	10,000	175,000	$535,542	$568,750
Thomas O. McGimpsey	Executive VP Business Development and CLO	325,250	129,000	196,250	$7.36	21,000	80,000	$440,250	$453,750
Michael J. Frendo	Senior Vice President, Engineering	375,000	50,000	325,000	$3.86	—	120,000	$367,500	$495,000
Adrian Jones	Senior Vice President, Worldwide Sales and Service	150,000	—	150,000	$4.79	—	—	$246,867	$410,000
Laurence G. Walker	Director	244,500	214,500	—	$8.59	15,000	—	—	—
Renato DiPentima	Director	60,000	12,500	—	$3.64	10,000	—	—	—
John W. Gerdelman	Director	214,500	199,500	—	$9.08	15,000	—	—	—
Charles C. Johnston	Director	149,500	134,500	—	$12.53	15,000	—	—	—
Alex Mendez	Director	100,000	60,000	—	$7.67	15,000	—	—	—
Van Skilling	Director	214,500	199,500	—	$9.08	15,000	—	—	—
Michael J. Sophie	Director	100,000	72,500	—	$7.16	15,000	—	—	—
Thomas M. Uhlman	Director	214,500	199,500	—	$9.08	15,000	—	—	—

(1)	Pursuant to the executive officer severance agreements, vesting will accelerate upon termination without “cause” or upon “constructive termination” within 12 months following the change of control of McDATA.

(2)	The amount of cash severance benefit identified for each executive officer (i) assumes that the executive officer’s employment is terminated without “cause” or “constructively terminated” immediately following the merger and (ii) is based upon current base salaries and bonus opportunities.

Advisory Role

Brocade expects to offer Mr. Kelley a consulting arrangement to render services after the effective time of the merger, however, no such agreement exists at this time.

Board Seats Following Completion of the Merger

Brocade has agreed to take all actions as are necessary such that immediately after the effective time of the merger, two current members of McDATA’s board of directors reasonably acceptable to Brocade shall become members of Brocade’s board of directors. Such members of McDATA’s board of directors will be entitled to receive board compensation under Brocade’s board compensation plan.

Director and Officer Indemnification

The merger agreement also provides the following:

•	For a period of six years after the effective time of the merger, Brocade shall, and shall cause McDATA to, indemnify, to the fullest extent permitted by law, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of McDATA and its subsidiaries in respect of any claim or action based or arising, in whole or in part, out of the fact that such person is or was a director or officer of McDATA or its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger.

•	Each such person shall have the rights referenced above to the same extent as the rights of such person under McDATA’s or its subsidiaries’ certificate of incorporation or bylaws, or other charter documents, and indemnification agreements, each as of the date of the merger agreement. These rights will survive completion of the merger and are intended to benefit, and shall be enforceable by, each such person.

•	For a period of six years after the completion of the merger, Brocade will cause McDATA to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by McDATA’s directors’ and officers’ liability insurance policy for events occurring prior to the effective time of the merger on terms comparable to those applicable to the current directors and officers of McDATA; provided, however that in no event will McDATA or Brocade be required to expend in the aggregate for such coverage in excess of 250% of the annual premium currently paid by McDATA; it being understood that McDATA shall nevertheless be obligated to provide such coverage as may be obtained for such amount.

•	If Brocade or McDATA or their successor or assign consolidates with or merges into any other person and is not the continuing or surviving corporation or entity, or transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successor and assign of Brocade or McDATA, as the case may be, honors the foregoing obligations.

•	These rights will survive completion of the merger and are intended to benefit, and shall be enforceable by, each such person.

As a result of the interests described above under each heading, McDATA’s executive officers and directors have interests in the merger that may have made them more likely to vote to adopt the merger agreement and approve the merger and to recommend the same to the McDATA stockholders than if they did not hold these interests.

Regulatory Approvals

Antitrust Regulation

Under the HSR Act, the merger may not be consummated unless certain filings have been submitted to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. Brocade and McDATA have filed the appropriate notification and report forms with the FTC and the Antitrust Division, and the FTC has issued a request for additional information and documentary materials, extending the applicable waiting period. Brocade and McDATA intend to hold their respective stockholder meetings to seek approval of the issuance of Brocade common stock in connection with the merger from Brocade stockholders and adoption of the merger agreement by the McDATA stockholders regardless of whether regulatory clearance has been obtained at the time of the Brocade and McDATA stockholder meetings.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions like the merger. At any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Brocade and McDATA. In addition, certain private parties, as well as state attorneys general and other antitrust authorities, may challenge the transaction under antitrust laws under certain circumstances.

In addition, the merger may be subject to various foreign antitrust laws.

Brocade and McDATA believe that the completion of the merger will not violate any antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be. Brocade and McDATA will each use their reasonable best efforts to obtain any required regulatory clearances and each agreed to take all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity. However, Brocade, Worldcup Merger Corporation and McDATA agreed that nothing contained in the merger agreement requires Brocade or McDATA or any of their subsidiaries or affiliates to agree to any action of divestiture which would have a material adverse effect on the business of Brocade, on a combined basis with McDATA, following the merger. McDATA also agreed not to take or agree to take any action of divestiture, without the prior written consent of Brocade.

FCC and State Public Service Commission Regulation

The provision of interstate and international communications service is regulated by the Federal Communication Commission, or the FCC, pursuant to the Communications Act of 1934, as amended, or the Communications Act. A subsidiary of McDATA holds authority under Section 214 of the Communications Act to provide domestic interstate communications services nationwide and international services. McDATA is subject to certain FCC regulations, including, among other things, that the FCC must approve the transfer of control of McDATA to Brocade.

In addition, intrastate communications services (i.e., those that originate and terminate in the same state) are regulated by the Public Service Commissions, or PSCs, in each of the various states in which McDATA provides those services. Providers of intrastate communications services typically must obtain a certificate of public convenience and necessity or similar authorization prior to offering regulated service. In certain states where McDATA has obtained such authority, the state PSC must approve the transfer of control of McDATA to Brocade. In those states, the state PSC typically must determine whether the transfer of control is consistent with the public interest, convenience and necessity. In other states, filings are required to provide the PSC with notice of the transfer of control, even though no approval is required. McDATA and Brocade will seek approval from the state PSCs or provide appropriate notifications for the merger where required but receipt of these approvals is not a condition to the obligation of Brocade and McDATA to consummate the merger. McDATA and Brocade cannot predict whether other parties will oppose any of the applications for approval and cannot provide assurance that the state PSCs will approve the merger or that such approval will not be subject to delay or the imposition of unacceptable conditions.

Restrictions on Sales of Shares of Brocade Common Stock Received in the Merger

The shares of Brocade common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Brocade common stock issued to any person who is deemed to be an “affiliate” of McDATA prior to the merger. Persons who may be deemed “affiliates” of McDATA prior to the merger include individuals or entities that control, are controlled by, or are under common control of McDATA prior to the merger, and may include officers and directors, as well as principal stockholders of McDATA prior to the merger.

Persons who may be deemed to be affiliates of McDATA prior to the merger may not sell any of the shares of Brocade common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Brocade’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Brocade common stock to be received in connection with the merger by persons who may be deemed to be affiliates of McDATA prior to the merger.

Listing on the Nasdaq Global Select Market of Brocade Shares Issued Pursuant to the Merger

Brocade will use its reasonable best efforts to cause the shares of Brocade common stock to be issued in connection with the merger to be authorized for listing on the Nasdaq Global Select Market before the completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of McDATA Common Stock After the Merger

When the merger is completed, McDATA common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.

Appraisal Rights

Under the General Corporation Law of the State of Delaware, McDATA stockholders are not entitled to appraisal rights for their shares, because both Brocade common stock and McDATA common stock are listed on the Nasdaq Global Select Market. Brocade stockholders are also not entitled to appraisal rights in connection with the merger under the General Corporation Law of the State of Delaware.

Accounting Treatment of the Merger

Brocade will account for the merger using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” with Brocade treated as the acquiring entity. Accordingly, consideration paid by Brocade will be allocated to McDATA’s assets and liabilities based upon their estimated fair values as of the date of the closing of the merger. The results of operations of McDATA will be included in Brocade’s results of operations from the date of the closing of the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to U.S. Holders (as defined below) of McDATA common stock upon an exchange of their McDATA common stock for Brocade common stock in the merger. This summary is based upon current provisions of the Code, existing Treasury regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Brocade, McDATA or the stockholders of McDATA as described in this summary. In addition, this summary assumes the truth and satisfaction of the statements and conditions described below as the basis for the tax opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Brocade, and Weil, Gotshal & Manges LLP, counsel to McDATA. No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular U.S. Holders, including holders:

•	who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, banks or other financial institutions or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy;

•	pass-through entities and investors in pass-through entities; or

•	who do not hold their shares as capital assets.

In the case of a U.S. Holder that is a partnership, the U.S. federal income tax income tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of McDATA common stock and the partners in such partnerships are urged to consult their own tax advisors regarding the consequences to them of the merger.

In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address any of the following:

•	the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which McDATA shares are acquired or Brocade shares are disposed of;

•	the tax consequences to holders of options or restricted stock issued by McDATA which are assumed, replaced, exercised or converted, as the case may be, in connection with the merger;

•	the tax consequences of the receipt of Brocade shares other than in exchange for McDATA shares; or

•	the tax implications of a failure of the merger to qualify as a reorganization.

For purposes of this discussion, a U.S. Holder means a beneficial owner of McDATA common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Accordingly, holders of McDATA common stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under state, local and foreign tax laws.

As a condition to the consummation of the merger, Wilson Sonsini Goodrich & Rosati, Professional Corporation and Weil, Gotshal & Manges LLP must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, or a Reorganization. The tax opinions discussed in this section are conditioned upon certain assumptions stated in the tax opinions and the tax representations made by McDATA and Brocade.

No ruling from the Internal Revenue Service, or IRS, has been or will be requested in connection with the merger. In addition, stockholders of McDATA should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court.

Subject to the assumptions and limitations discussed above, it is the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation and Weil, Gotshal & Manges LLP that the merger will be treated for U.S. federal income tax purposes as a Reorganization. Accordingly, if the merger is treated for U.S. federal income tax purposes as a Reorganization,

•	U.S. Holders will not recognize any gain or loss upon the receipt of solely Brocade common stock for their McDATA common stock, other than with respect to cash received in lieu of fractional shares of Brocade common stock;

•	the aggregate tax basis of the shares of Brocade common stock received by U.S. Holders in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of McDATA common stock surrendered in exchange therefor;

•	the holding period of the shares of Brocade common stock received by U.S. Holders in the merger will include the holding period of the shares of McDATA common stock surrendered in exchange therefor;

•	cash payments received by U.S. Holders in lieu of fractional shares will be treated as if such fractional shares of Brocade common stock were issued in the merger and then redeemed. A U.S. Holder who receives such cash will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share as determined above and the amount of cash received. Such gain or loss will be a capital gain or loss and any such capital gain will be long-term capital gain if the McDATA common stock is held by such stockholder as a capital asset at the effective time of the merger and such stockholder’s holding period for his, her or its McDATA common stock is more than one year; and

•	Brocade, Worldcup Merger Corporation and McDATA will not recognize any gain or loss solely as a result of the merger.

McDATA stockholders are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s McDATA common stock and a description of the Brocade common stock received.

Certain stockholders of McDATA may be subject to information reporting with respect to the cash received in lieu of a fractional share of McDATA common stock. Holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. The current backup withholding rate is 28%. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such stockholders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. McDATA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

AGREEMENTS RELATED TO THE MERGER

The Merger Agreement

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger, and the provisions of the merger agreement are not easily summarized.

Structure of the Merger

The merger agreement provides for the merger of Worldcup Merger Corporation, a newly formed, wholly-owned subsidiary of Brocade, with and into McDATA. McDATA will survive the merger as a wholly-owned subsidiary of Brocade.

Merger Consideration

Upon completion of the merger, each share of McDATA Class A common stock (including any associated preferred stock purchase right) and Class B common stock (including any associated preferred stock purchase right) outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 0.75 of a share of Brocade common stock upon surrender of the certificate representing such share of McDATA common stock in the manner provided in the merger agreement. Each share of Brocade common stock issued in connection with the merger will have an associated preferred stock purchase right to the extent then outstanding pursuant to the Preferred Stock Rights Agreement dated February 7, 2002 by and between Wells Fargo Bank, MN N.A. and Brocade (as amended).

The exchange ratio in the merger will be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Brocade common stock or McDATA common stock), reorganization, recapitalization, reclassification or other like change with respect to Brocade common stock or McDATA common stock having a record date on or after the date of the merger agreement and prior to the effective time of the merger.

Based on the exchange ratio and the number of shares of McDATA common stock, including restricted stock and restricted stock units, outstanding as of November 30, 2006, and assuming the exercise of approximately 12,463,345 outstanding options to purchase shares of McDATA common stock which were in-the-money as of November 30, 2006, a total of approximately 128,390,390 shares of Brocade common stock will be issued in connection with the merger to holders of shares of McDATA common stock.

Treatment of McDATA Stock Options and Stock-Based Awards

At the effective time of the merger, Brocade will assume each outstanding option to purchase shares of McDATA common stock, whether vested or unvested, and convert it into an option to purchase that number of shares of Brocade common stock equal to the number of shares of McDATA common stock subject to the original McDATA option immediately prior to the effective time of the merger multiplied by 0.75, rounded down to the nearest whole share. The exercise price per share for each assumed McDATA option will be equal to the exercise price per share of the original McDATA option immediately prior to the effective time of the merger divided by 0.75, rounded up to the nearest whole cent. Each assumed option will be subject to all other terms and conditions that were applicable to the original McDATA option. Each assumed option will be vested immediately following the effective time of the merger as to the same percentage of shares as immediately prior to the effective time of the merger, except to the extent such option provided for acceleration of vesting. As of November 30, 2006, options to purchase approximately 26,783,129 shares of McDATA common stock were outstanding under McDATA’s stock option plans.

Brocade has agreed to file, no later than 15 business days following the effective date of the merger, a registration statement on Form S-8, if available, to register the sale of shares of Brocade common stock issuable in connection with the assumed options, and to cause the registration statement to become and shall use reasonable best efforts to cause such registration statement to remain effective until the date on which such assumed options are no longer outstanding.

When the merger is completed, each award of shares or units granted under McDATA benefit plans and representing the right to receive in the future shares of McDATA common stock (other than McDATA restricted stock that does not accelerate as a result of the merger in accordance with the terms of the applicable restricted stock purchase agreement or other agreement with McDATA and stock options) outstanding immediately before consummation of the merger shall be fully vested and converted into a right to receive shares of Brocade common stock. Each such award of shares or units that is so converted shall convert into a right to receive 0.75 of a share of Brocade common stock for each share of McDATA common stock awarded.

Unless otherwise provided under an applicable restricted stock purchase agreement or other agreement with McDATA, the Brocade common stock issued in exchange for shares of McDATA restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions.

Treatment of Rights Under the McDATA Stock Purchase Plan

Prior to the effective time of the merger, the McDATA employee stock purchase plan shall be terminated. At that time, any accumulated payroll deductions allocated to each participant’s account under McDATA’s stock purchase plan will be returned to each participant as provided by the terms of the stock purchase plan and no shares of McDATA common stock shall be purchased under the plan for the final offering period.

Fractional Shares

Brocade will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of McDATA common stock who would otherwise be entitled to receive a fraction of a share of Brocade common stock (after aggregating all fractional shares of Brocade common stock that would otherwise be received by such McDATA stockholder) will be entitled to receive cash, without interest, in an amount equal to the fraction multiplied by the average closing price of one share of Brocade common stock for the ten most recent trading days that Brocade common stock has traded, ending on the trading day one day prior to the date the merger is completed, as reported on the Nasdaq Global Select Market.

Exchange of McDATA Stock Certificates for Brocade Stock Certificates

As soon as reasonably practicable following completion of the merger, Wells Fargo Shareowner Services, the exchange agent for the merger, will mail to each record holder of McDATA common stock a letter of transmittal and instructions for surrendering the record holder’s McDATA stock certificates or non-certificated shares of McDATA common stock represented by book-entry in exchange for shares of Brocade common stock, and cash in lieu of any fractional shares. Only those holders of McDATA common stock who properly surrender their McDATA stock certificates or book-entry shares in accordance with the exchange agent’s instructions will receive:

•	the number of whole shares of Brocade common stock to which such holder is entitled pursuant to the merger agreement;

•	cash in lieu of any fractional shares of Brocade common stock; and

•	cash for dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.

The surrendered McDATA stock certificates and book-entry shares will be canceled at the effective time of the merger. After the effective time of the merger, outstanding McDATA stock certificates that have not been surrendered will represent only the right to receive each of the items, as the case may be, enumerated above. Following the completion of the merger, McDATA will not register any transfers of McDATA common stock on its stock transfer books. Holders of McDATA common stock should not send in their McDATA stock certificates until they receive a letter of transmittal from Wells Fargo Shareowner Services with instructions for the surrender of McDATA stock certificates or book-entry shares.

Distributions with Respect to Unexchanged Shares

Holders of McDATA common stock are not entitled to receive any dividends, payment in lieu of any fractional shares or other distributions on Brocade common stock until the merger is completed. After the merger is completed, holders of McDATA common stock will be entitled to dividends, payment in lieu of any fractional shares and other distributions declared or made after completion of the merger with respect to the number of whole shares of Brocade common stock which they are entitled to receive upon exchange of their McDATA common stock, but they will not be paid any dividends, payment in lieu of any fractional shares or other distributions on the Brocade common stock until they surrender their McDATA stock certificates or book-entry shares to the exchange agent in accordance with the exchange agent instructions. After surrender of the certificates or book-entry shares, such holders will receive any such dividends, payments in lieu of any fractional shares or other distributions to which they are entitled as cash without interest.

Transfers of Ownership and Lost Stock Certificates

If shares of Brocade common stock are to be issued in a name other than that in which the McDATA stock certificates or book entry shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the certificates or book entry shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Brocade (or any agent designated by it) any transfer fees or other taxes required by reason of the issuance of shares of Brocade common stock in connection with the merger in any name other than that of the registered holder of the McDATA stock certificates or book entry shares surrendered, or established to the satisfaction of Brocade (or any agent designated by it) that such tax has been paid or is not payable.

In the event any McDATA stock certificates have been lost, stolen or destroyed, the exchange agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Brocade common stock, cash for fractional shares, if any, and any dividends or distributions payable pursuant to the merger agreement; provided, however, that Brocade may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond at the holder’s expense in such sum as it may reasonably direct as indemnity against any claim that may be made against Brocade, McDATA or the exchange agent with respect to the certificates alleged to have been lost, stolen or destroyed.

Representations and Warranties

The merger agreement contains representations and warranties made by Brocade and McDATA regarding aspects of their respective businesses, financial condition, subsidiaries and structure, as well as other facts pertinent to the merger. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules provided by Brocade and McDATA to each other in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Brocade and McDATA rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Brocade or McDATA. These representations and warranties in the merger agreement relate to the following subject matters with respect to each party:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	absence of any violation of the certificate of incorporation and bylaws and the certificates of incorporation, bylaws and similar organizational documents of subsidiaries;

•	ownership of subsidiary capital stock and the absence of restrictions or encumbrances with respect to the capital stock of any subsidiary;

•	capitalization;

•	corporate authorization to enter into and consummate the transactions contemplated by the merger agreement and the enforceability of the merger agreement;

•	absence of any conflict or violation of any applicable legal requirements, corporate charter and bylaws, and the charter, bylaws and similar organizational documents of subsidiaries as a result of entering into and consummating the transactions contemplated by the merger agreement;

•	the effect of entering into and consummating the transactions contemplated by the merger agreement on material contracts;

•	governmental and regulatory approvals required to complete the merger;

•	filings and reports with the SEC;

•	financial statements;

•	internal controls and procedures;

•	compliance with Sarbanes-Oxley and the rules and regulations of Nasdaq;

•	absence of any material adverse effect in business between April 30, 2006 and August 7, 2006, the date of the merger agreement and the absence of certain other changes and events since April 30, 2006;

•	taxes;

•	intellectual property;

•	compliance with applicable laws;

•	possession of and compliance with permits required for the operation of business;

•	litigation;

•	payment, if any, required to be made to brokers, finders, financial advisors or other similar fee or commission on account of the merger;

•	employee benefit plans and labor relations;

•	environmental matters;

•	absence of breaches of material contracts;

•	accuracy of information supplied in this joint proxy statement/prospectus and the related registration statement filed by Brocade with the SEC;

•	approvals by the board of directors;

•	the receipt of a fairness opinion; and

•	stockholder rights plans.

In addition, McDATA made representations and warranties regarding affiliates, compliance with export control laws and the Foreign Corrupt Practices Act, real and personal property, insurance and the inapplicability of state takeover statutes to the merger.

The representations and warranties contained in the merger agreement will not survive the merger, but they form the basis of certain conditions to Brocade’s and McDATA’s obligations to complete the merger.

Covenants of McDATA

Except as contemplated by the merger agreement, McDATA has agreed that, until completion of the merger or termination of the merger agreement, it will (i) conduct its and its subsidiaries’ business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable laws and regulations in all material respects, and (ii) use all commercially reasonable efforts consistent with past practices and policies to:

•	preserve intact its present business organization;

•	keep available the services of its present executive officers and employees; and

•	preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

Under the merger agreement, McDATA also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Brocade consents in writing, McDATA and its subsidiaries will conduct their businesses in compliance with restrictions relating to the following:

•	entering into any new line of business;

•	declaring, setting aside or paying dividends or making any other distributions;

•	splitting, combining or reclassifying its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock;

•	purchasing, redeeming or acquiring its capital stock or the capital stock of its subsidiaries other than repurchases of unvested shares at cost under stock option or purchase agreements existing as of the date of the merger agreement to which an employee is party;

•	issuing, delivering, selling, authorizing, pledging or otherwise encumbering its capital stock, voting debt or securities convertible into its capital stock or voting debt, or entering into any agreement or obligation to do the same other than:

•	issuances of its common stock upon the exercise of options, warrants or other rights of McDATA in effect on the date of the merger agreement or granted subsequent to the date of the merger agreement as a routine grant of options or other stock-based awards as described below,

•	issuances of its common stock to participants in its stock purchase plan, and

•	certain routine grants of options or other stock based awards (including restricted stock) to acquire up to 5,800,000 shares of its common stock in the aggregate, granted under its equity plans in the ordinary course of business;

•	modifying or amending its certificate of incorporation and bylaws or the certificate of incorporation, bylaws or similar organizational documents of its subsidiaries;

•	acquiring or agreeing to acquire by merger or consolidation with, or by purchasing any equity or voting interest in or a portion of the assets of, any business of any person or entity, or otherwise acquiring any assets which are material to its business;

•	entering into any binding agreement, agreement in principle, letters of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance, other than in connection with certain non-exclusive marketing, distributor, reseller, end-user and related channel agreements entered into in the ordinary course of business consistent with past practice;

•	sell, lease, license, encumber or otherwise dispose of any properties or assets except (i) sales of inventory in the ordinary course of business consistent with past practice or (ii) the sale, lease, license or disposition of property, assets or non-exclusive licenses of intellectual property in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of McDATA and its subsidiaries taken as a whole;

•	making any loans, advances or capital contributions to, or investments in, any other person, other than loans or investments by it or wholly-owned subsidiary of it to or in it or any wholly-owned subsidiary of it or employee advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

•	making any material change in its methods or principles of accounting, except as required by GAAP or the SEC;

•	making or changing any material tax election or adopting or changing any accounting method that is reasonably likely to adversely affect, in any material respect, the tax liability or tax attributes of McDATA, except as required by law;

•	settling or compromising any tax liability or consenting to any waiver or extension of a limitation period with respect to taxes except as required by law;

•	materially revaluing any of its assets, except as required by GAAP or the SEC;

•	paying, discharging, settling or satisfying any claims or litigation (whether or not commenced prior to the date of the merger agreement) other than (i) in the ordinary course of business consistent with past practice, or in amounts not in excess of $1,000,000 individually or $7,500,000 in the aggregate, or (ii) to the extent subject to reserves on the McDATA financial statements existing as of the date of the merger agreement, in accordance with GAAP;

•	waiving the benefits of, agreeing to modify in any manner, terminating, releasing any person from or knowingly failing to enforce any confidentiality or similar agreement to which McDATA or any of its subsidiaries is a party or a beneficiary;

•	increasing the compensation or fringe benefits of, or making severance, termination or bonus payments to, any employee, consultant or director of McDATA;

•	making any increase in or committing to increase the benefits or expanding the eligibility under any of McDATA’s benefits plans; adopting, amending or making any commitment to adopt or amend any of its benefit plans; or making any contribution, other than regularly scheduled contributions, to any of its benefit plans, subject to certain exceptions;

•	waiving any stock repurchase rights, accelerating, amending or changing the period of exercisability of any options to purchase shares of McDATA common stock, or repricing any options or authorizing cash payments in exchange for any option to purchase shares of McDATA common stock, subject to certain exceptions;

•	entering into any employment, severance, termination or indemnification agreement with any McDATA director, employee or consultant or entering into any collective bargaining agreement, other than in the ordinary course of business and with compensation not to exceed $200,000 per year, subject to certain exceptions;

•	granting any stock appreciation right, phantom stock award, stock-related award or performance award to any person, subject to certain exceptions;

•	entering into any agreement with any McDATA current or former employee, director or consultant, the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a change in control, subject to certain exceptions;

•	granting any exclusive rights with respect to any material intellectual property of McDATA;

•	entering into or renewing any contracts containing any non-competition, exclusivity or other material restrictions on McDATA, Brocade or the combined company following the closing of the merger;

•	entering into any agreement or commitment that provides access or rights to McDATA interoperability or compatibility information, creates obligations or restrictions on McDATA with respect to interoperability or compatibility of its products, or requires McDATA to collaborate with third party storage networking vendors regarding support of mixed environments;

•	entering into any agreement or commitment the effect of which would be to grant to a third party following the merger any actual or potential right of license to any intellectual property owned at the effective time of the merger by Brocade or any of its subsidiaries;

•	entering into or renewing any agreements containing any material support, maintenance or service obligations, subject to certain exceptions;

•	hiring employees, other than in the ordinary course of business consistent with past practice and at compensation levels substantially comparable to that of similarly situated employees;

•	incurring any indebtedness for borrowed money in excess of $20,000,000 in the aggregate or guaranteeing any such indebtedness of another person or issuing or selling any debt securities or any option, warrant, call or other right to acquire any debt securities of McDATA or its subsidiaries, other than in connection with the financing of ordinary course trade payables consistent with practice;

•	entering into any “keep well” or other agreement to maintain any financial statement condition of any person (other than a wholly-owned subsidiary of McDATA) or entering into any similar arrangement, other than in connection with the financing of ordinary course trade payables consistent with practice;

•	making capital expenditures outside the ordinary course of business consistent with past practice or beyond those contained in McDATA’s capital expenditure budget in effect as of the date of the merger agreement;

•	entering into, modifying or amending in a manner adverse to McDATA, or terminating any material contract of McDATA, or waiving, releasing or assigning any material rights or claims thereunder in a manner adverse to McDATA, other than in the ordinary course of business consistent with past practice;

•	entering into any contract reasonably likely to require McDATA or any of its subsidiaries to pay a third party in excess of an aggregate of $2,500,000; or

•	agreeing in writing or otherwise to take any of the foregoing actions.

Covenants of Brocade

Except as contemplated by the merger agreement, Brocade has agreed that, until completion of the merger or termination of the merger agreement, it will (i) conduct its and its subsidiaries’ business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable laws and regulations in all material respects, and (ii) use all commercially reasonable efforts consistent with past practices and policies to:

•	preserve intact its present business organization;

•	keep available the services of its present executive officers and employees; and

•	preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

Under the merger agreement, Brocade has also agreed that, until the earlier of completion of the merger or termination of the merger agreement or unless McDATA consults in writing, Brocade and its subsidiaries will conduct their business in compliance with restrictions relating to the following:

•	declaring, setting aside or paying dividends or making any other distributions;

•	splitting, combining or reclassifying its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of, or in substitution;

•	purchasing, redeeming or acquiring, directly or indirectly, its capital stock or the capital stock of its subsidiaries other than repurchases of unvested shares at cost under stock option or purchase agreements existing as of the date of the merger agreement to which an employee is party or in connection with any stock repurchase program authorized by the board of directors on or prior to the date of the merger agreement;

•	issuing, delivering, selling, or authorizing its capital stock, voting debt or securities convertible into its capital stock or voting debt, or entering into any agreement or obligation to do the same other than:

•	issuances of its common stock upon the exercise of options, warrants or other rights of Brocade,

•	issuances of its common stock to participants in its stock purchase plan,

•	grants of stock options or other stock based awards of or to acquire Brocade common stock granted under stock option plans in effect as of the date of the merger agreement, consistent with past practice,

•	in connection with certain allowed mergers, consolidations or purchases of equity or assets of any business, and

•	as necessary for retention purposes as determined in the reasonable judgment of Brocade;

•	modifying or amending its certificate of incorporation and bylaws or the certificate of incorporation, bylaws or similar organizational documents of its subsidiaries other than as contemplated by the merger agreement;

•	acquiring or agreeing to acquire any business which would require the approval of Brocade’s stockholders, have a purchase price in excess of $150,000,000 or otherwise pose a risk of delaying the merger or making it more difficult to obtain any required consent for the merger;

•	except as necessary to comply with the terms of the merger agreement, selling, leasing, licensing, encumbering or otherwise disposing of any property material to its business, subject to certain exceptions;

•	make any investments in excess of $100,000,000, which would require the approval of Brocade’s stockholders or otherwise pose a risk of delaying the merger or making it more difficult to obtain any required consent for the merger, subject to certain exceptions;

•	making any material change in its methods; principles or practices of accounting, except as required by GAAP or the SEC;

•	except as required by law, making any tax election or changing any accounting method that is reasonably likely to adversely affect, in any material respect, the tax liability or tax attributes of Brocade;

•	materially revaluing any of its assets, except as required by GAAP or the SEC;

•	incurring any new indebtedness for borrowed money, issuing or selling any debt securities or options, warrants, rights calls or other rights to acquire any debt securities of Brocade or its subsidiaries, guaranteeing any debt securities, or entering into any agreement to maintain any financial statement condition of anyone else, all having a total value in excess of $275,000,000, subject to certain exceptions; or

•	agreeing in writing or otherwise to take any of the foregoing actions.

Other Covenants

The merger agreement contains a number of other covenants by Brocade and McDATA, including:

•	Preparation of Registration Statement and Joint Proxy Statement/Prospectus. Brocade and McDATA agreed to promptly prepare and file this joint proxy statement/prospectus included as part of the registration statement, and Brocade agreed to promptly prepare and file the registration statement following the execution of the merger agreement. Both parties also agreed to use reasonable best efforts to have the registration statement declared effective by the SEC as promptly as practicable, and Brocade agreed to take any action required by applicable state securities laws in connection with the issuance of Brocade common stock in connection with the merger. Brocade and McDATA agreed to furnish information regarding Brocade and McDATA and their respective securityholders as reasonably required.

•	Meeting of Stockholders. Brocade and McDATA agreed to take all actions necessary to hold the special meetings of their respective stockholders to consider and vote upon, in the case of Brocade, the issuance of shares of Brocade common stock in connection with the merger and, in the case of McDATA, the adoption of the merger agreement.

•	Access to Information. Each party has agreed to afford the other party’s accountants, counsel and other identified representatives reasonable access during reasonable hours to its properties, books, records and personnel during the period prior to the effective time of the merger to obtain all reasonable information concerning its business as may be reasonably requested, except as prohibited or restricted by applicable law or the confidentiality agreement between the parties. McDATA’s access to information regarding Brocade is limited to information (i) reasonably necessary to confirm whether there has been a breach or inaccuracy of a Brocade representation or warranty or failure by Brocade to perform a covenant or (ii) that otherwise relates to any material development in Brocade’s business which could reasonably be expected to lead to a material adverse effect on Brocade.

•	Public Announcements. Brocade and McDATA have agreed to consult with one another before issuing any press release or otherwise making any public statements about the merger or related transactions, unless otherwise required by any applicable laws or regulations.

•	Notification of Certain Matters. Brocade and McDATA each agreed to give prompt notice to the other of any representation or warranty in the merger agreement becoming untrue or inaccurate, or any failure to comply with or satisfy in any material respect any covenant or condition to be complied with or satisfied under the merger agreement, in each case where the respective party would not satisfy the closing condition with respect to its representations or warranties.

•	Third Party Consents. Brocade and McDATA each agreed to use its reasonable best efforts to obtain any material consents, waivers or approvals under any of its respective contracts which are required to be obtained in connection with the consummation of the merger.

•	Service and Retention. After completion of the merger, Brocade has agreed to honor certain executive severance agreements and other employment and retention agreements of certain McDATA employees, as well as McDATA’s retention plan, with certain limitations. In addition, Brocade has agreed to provide severance benefits pursuant to McDATA’s separation pay plan (in accordance with terms agreed to by the parties) to any McDATA employee who continues employment with Brocade and is terminated voluntarily and without cause on or prior to the date that is 90 days following the effective date of the merger.

•	Termination of 401(k) Plans. Unless otherwise requested by Brocade, McDATA has agreed to adopt resolutions to terminate its 401(k) plans effective no later than the date immediately preceding the effective date of the merger.

•	Stock Exchange Listing. Brocade has agreed to use reasonable best efforts to authorize for listing on the Nasdaq Global Select Market the shares of Brocade common stock issuable, and those required to be reserved for issuance, in connection with the merger, subject to official notice of issuance.

•	Affiliates. McDATA has agreed to use reasonable best efforts to obtain an agreement from all McDATA stockholders who may be affiliates of Brocade and McDATA pursuant to which those stockholders would, among other things, agree not to transfer shares of Brocade common stock they receive pursuant to the merger in violation of the Securities Act and related rules and regulations.

•	Treatment as a Reorganization. Brocade and McDATA have agreed not to, and agreed not to permit any of their respective subsidiaries to, take any action prior to or following the closing that would reasonably be expected to cause the merger to fail to qualify as a reorganization within the meaning Section 368(a) of the Internal Revenue Code.

•	Section 16 Matters. Prior to the effective time of the merger, McDATA and Brocade have agreed to take all such steps as may be required to cause any dispositions of McDATA common stock resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to McDATA and the acquisition of Brocade common stock by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Brocade, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

•	Convertible Debt. McDATA has agreed to deliver supplemental indentures to the trustees of certain indentures of McDATA and a subsidiary and amendments to the confirmations relating to certain call options.

Indemnification and Insurance

The merger agreement provides that, from and after the effective time of the merger, Brocade shall, and will cause McDATA (as a wholly owned subsidiary) to, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who now or who becomes prior to consummation of the merger a director or officer of McDATA or any of its subsidiaries against all losses, damages and expenses paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such person is or was a director or officer of McDATA or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger, whether they are asserted or claimed prior to, at or after the effective time of the merger. Such indemnification shall be provided to the same extent such persons are entitled to be indemnified or have the right to advancement of expenses as of August 7, 2006, by McDATA or any of its subsidiaries pursuant to McDATA’s certificate of incorporation and bylaws, or the subsidiary charter documents of McDATA’s subsidiaries and indemnification agreements of McDATA and its subsidiaries in existence on August 7, 2006. The certificate of incorporation and bylaws of the surviving corporation will contain provision with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those in McDATA’s certificate of incorporation and bylaws on August 7, 2006, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the date of consummation of the merger in any manner that would adversely affect the rights of the indemnified parties thereunder.

For a period of six years after the effective time of the merger, Brocade shall cause the surviving corporation to use its reasonable best efforts to maintain in effect the directors’ and officers’ liability insurance maintained by McDATA covering those persons covered on August 7, 2006, by McDATA for events occurring prior to the effective time of the merger on terms comparable to those applicable to the current directors and officers of McDATA. If such insurance expires, is terminated or is canceled during such six-year period, Brocade shall cause the surviving corporation to use its reasonable best efforts to substitute policies therefor containing terms and conditions that are no less favorable than those currently applicable to the current directors and officers of McDATA. However, in no event will the surviving corporation be required to expend more than 250% of the annual premium currently paid by McDATA for such coverage. To the extent that a six-year “tail” policy to extend McDATA’s existing director and officer insurance is available prior to consummation of the merger such that the lump sum payment for such coverage does not exceed six times 250% of the annual premium currently paid by McDATA for such coverage, McDATA shall obtain such “tail” policy and such “tail” policy shall satisfy Brocade’s obligation as described above.

Employee Benefits

Brocade will, for a period of at least one year following the merger, either continue McDATA’s benefits (except for the 401(k) plans) or allow McDATA employees who continue employment with Brocade to participate in Brocade’s benefit plans (other than stock compensation plans or arrangements) on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. For purposes of determining eligibility to participate, vesting and vacation, sick, personal time off (but not for purposes of benefit accrual) under such benefit plan or arrangement of Brocade, Brocade shall provide service credit under Brocade’s benefit plans or arrangements for their period of service with McDATA, including predecessor employers, prior to the closing of the merger, except to the extent that such credit would result in a duplication of benefits, compensation, incentive or otherwise or result in an increase in the level of benefits to which a similarly situated employee of Brocade would be entitled.

In addition, Brocade will, for a period of at least one year following the merger, compensate each McDATA employee who continues employment with Brocade with cash compensation, including base salary rate and target bonus opportunity, and cash severance benefits on terms no less favorable in the aggregate than the total cash compensation opportunity and cash severance benefits provided to similarly situated employees. Notwithstanding the foregoing, Brocade will not be required to continue the employment of any such employee and will have the ability and discretion to change or amend the total cash compensation opportunity and cash severance benefits provided to employees.

After completion of the merger, Brocade has agreed to honor certain executive severance agreements and other employment and retention agreements of certain McDATA employees, as well as McDATA’s retention plan, with certain limitations. In addition, Brocade has agreed to provide severance benefits pursuant to McDATA’s separation pay plan (in accordance with terms agreed to by the parties) to any McDATA employee who continues employment with Brocade and is terminated involuntarily and without cause on or prior to the date that is 90 days following the merger.

McDATA agreed that it would not communicate in writing to McDATA employees regarding the benefit matters set forth in the merger agreement, unless such communications are agreed to by Brocade (such consent not to be unreasonably withheld). In addition, McDATA agreed that it would not make any oral communications to McDATA employees that would be inconsistent with the benefit matters set forth in the merger agreement.

Board of Directors and Management of Brocade Following the Merger

Brocade’s board of directors has agreed to take all actions necessary so that two members of the board of directors of McDATA will become members of Brocade’s board immediately following the effective time of the merger.

Regulatory Approvals

Brocade and McDATA agreed to coordinate and cooperate with one another and use reasonable best efforts to comply with, and refrain from actions that would impede compliance with, applicable laws, regulations and any other requirements of any governmental entity. Brocade and McDATA also agreed, as promptly as practicable after the date of the merger agreement, to make all filings and submissions required by any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, including the following:

•	those filings or submissions required under the HSR Act, as well as any other comparable merger notification or control laws of any applicable jurisdiction, as agreed by the parties;

•	any other filing required for any necessary consent; and

•	any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country.

Except as prohibited or restricted by applicable law or the confidentiality agreement among the parties, Brocade and McDATA generally agreed to do the following:

•	consult with the other with respect to the filings or submissions described above, coordinate with the other in preparing and exchanging information with respect to such filing or submissions and provide the other party an opportunity to review and comment on such filings or submissions;

•	promptly notify the other upon the receipt of any comments or requests for amendments or supplements to any filings or submissions made pursuant to, or information provided to comply with, any applicable laws, regulations and any other requirements of any governmental entity; and

•	promptly provide the other copies of any filing or submission made with any governmental entity.

Brocade, Worldcup Merger Corporation and McDATA agreed to promptly notify the other upon the receipt of any of the following:

•	any comments from any officials of any governmental entity in connection with any filings made pursuant to the merger agreement; and

•	any request by any officials of any governmental entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any legal requirements.

Whenever any event occurs that is required to be set forth in an amendment or supplement to any regulatory filings made pursuant to the merger agreement, Brocade, Worldcup Merger Corporation or McDATA, as the case may be, agreed to promptly inform the other of such occurrence and cooperate in filing such amendment or supplement with the applicable governmental entity.

Subject to the express provisions of the merger agreement and upon the terms and subject to the conditions set forth in the merger agreement, Brocade, Worldcup Merger Corporation and McDATA agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and other transactions contemplated by the merger agreement, including using reasonable best efforts to accomplish the following:

•	the taking of all reasonable acts necessary to cause the conditions precedent set forth in the merger agreement to be satisfied;

•	the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings and, subject to the limitations set forth in the merger agreement, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

•	the obtaining of all necessary consents, approvals or waivers from third parties, including all necessary consents;

•	the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•	the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

In connection with and without limiting the above, McDATA and its board of directors agreed to, if any takeover statute or similar legal requirement is or becomes applicable to the merger, the merger agreement or any of the transactions contemplated thereby, use its reasonable best efforts to ensure that the merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise to minimize the effect of such legal requirement on the merger, the merger agreement and the transactions contemplated thereby.

Brocade, Worldcup Merger Corporation and McDATA agreed that nothing contained in the merger agreement shall require Brocade or McDATA or any of their subsidiaries or affiliates to agree to any action of divestiture, as defined in the merger agreement, which would have a material adverse effect on the business of Brocade, on a combined basis with McDATA, following the merger. McDATA agreed not to take or agree to take any action of divestiture, as defined in the merger agreement, without the prior written consent of Brocade.

Conditions to Completion of the Merger

The respective obligations of Brocade and McDATA to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver, by the party entitled to waive such condition, of each of the following conditions before completion of the merger:

1.	the merger agreement shall have been adopted by the stockholders of McDATA and the issuance of shares of Brocade common stock in connection with the merger shall have been approved by the stockholders of Brocade, in each case as required under applicable law or marketplace rules;

2.	no law, regulation or order shall have been enacted or issued by a governmental entity of competent jurisdiction which is in effect and has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

3.	the SEC shall have declared Brocade’s registration statement, of which this joint proxy statement/ prospectus is a part, effective, and no stop order suspending its effectiveness shall have been issued and no proceedings for suspension of the registration statement’s effectiveness, or a similar proceeding in respect of this joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

4.	all waiting periods (and any extension thereof) under the HSR Act with respect to the merger and the other transactions contemplated by the merger agreement shall have expired or shall have terminated early and all material foreign antitrust approvals required to be obtained prior to the merger have been obtained;

5.	Brocade and McDATA shall have each received from its respective tax counsel a written opinion to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and such opinions shall not have been withdrawn; and

6.	the shares of Brocade common stock to be issued pursuant to the merger have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

In addition, the respective obligations of each of Brocade and McDATA to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

7.	the representations and warranties of the other parties that are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of the merger agreement and at and as of the effective date of the merger as through made at and as of the effective date of the merger; provided, however, that the representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period;

8.	the representations and warranties of the other party which are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of the merger agreement and at and as of the effective date of the merger as though made at and as of the effective date of the merger, except for such failures to be true and correct as would not have, in each case or in the aggregate, a material adverse effect on Brocade, in the case of the Brocade representations and warranties, and McDATA, in the case of McDATA representations and warranties; provided, however, that the representations and warranties that are made as of a particular date or period shall be true and correct only as of such date or period;

9.	the other party has in all material respects complied with all agreements and covenants required by the merger agreement to be performed or complied with by it prior to the completion of the merger; and

10.	the other party shall not have suffered a “Material Adverse Effect” since the date of the merger agreement which is continuing.

In addition, the obligations of Brocade to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional condition:

11.	that there shall be no pending suit, action or proceeding asserted by any governmental entity challenging or seeking to restrain or prohibit the merger or any of the other transactions contemplated by the merger agreement with the effect of which, if obtained, would make the merger illegal or otherwise prohibit the consummation of the merger or seeking to require Brocade or McDATA or any subsidiary or affiliate of either to effect an action of divesture, as defined in the agreement.

Non-solicitation by Brocade and McDATA

From the date of the merger agreement until the earlier of the termination of the merger agreement or the effective time of the merger, each of Brocade and McDATA have agreed that neither it, nor any of its subsidiaries, nor any of its officers or directors or the officer and directors of its subsidiaries will, and that it will use its reasonable best efforts to cause each of their employees, agents and representatives, and those of their subsidiaries, not to, directly or indirectly:

•	solicit or initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal, as defined in the merger agreement;

•	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal, except as to the existence of the non-solicitation provisions of the merger agreement;

•	approve, endorse or recommend any acquisition proposal, except as provided in the merger agreement; or

•	enter into any letter of intent or similar document or agreement or commitment contemplating or otherwise relating to any acquisition proposal.

However, if Brocade or McDATA receives an unsolicited, bona fide written acquisition proposal from a third party, then such party may:

•	furnish nonpublic information with respect to such party pursuant to a confidentiality agreement containing customary limitations and with terms at least as restrictive as the confidentiality agreement in place between Brocade and McDATA, provided that such party gives concurrent written notice to the other party of its intention to furnish this information and contemporaneously furnishes to the other party the nonpublic information furnished to the third party to the extent not previously furnished; and

•	engage in negotiations with the third party with respect to the acquisition proposal, provided that it gives the other party concurrent written notice of its intention to enter into negotiations;

but only if:

•	such party’s board of directors has in good faith concluded, following receipt of advice from its outside legal counsel and its financial advisor, that such acquisition proposal contains financial terms that are superior to the terms of the merger agreement and otherwise is, or is reasonably likely to lead to, a superior offer, as defined in the merger agreement; and

•	such party’s board of directors has concluded in good faith, following receipt of advice from its outside legal counsel and its financial advisor, that failure to take such action would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law.

An “acquisition proposal” with respect to either Brocade or McDATA means any offer or proposal relating to any transaction or series of related transactions, other than the merger, involving:

•	any purchase or acquisition by any person or group of more than a 15% interest in the total outstanding voting securities of the party or any of its subsidiaries or any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the party or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving the party or any of its subsidiaries;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the party (including its subsidiaries taken as a whole); or

•	any liquidation or dissolution of the party.

A “superior offer,” with respect to either Brocade or McDATA, means an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party as a result of which the stockholders of such party immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the board of directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the merger and is reasonably capable of being consummated.

Brocade and McDATA have also agreed to notify the other party as promptly as practicable after it receives any acquisition proposal, as defined in the merger agreement, request for nonpublic information or inquiry which the party reasonably believes could lead to an acquisition proposal. Brocade or McDATA, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of the acquisition proposal, request or inquiry, the identity of the person or group making the acquisition proposal, request or inquiry and a copy of all written materials provided in connection with such acquisition proposal, request or inquiry. Brocade and McDATA have further agreed to provide the other party with oral and written notice as promptly as practicable setting forth all such information as is reasonably necessary to keep the other party hereto informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such acquisition proposal, request or inquiry and shall promptly provide the other party a copy of all written materials subsequently provided in connection with such acquisition proposal, request or inquiry. Finally, Brocade and McDATA have agreed to provide the other party with 48 hours prior notice of any meeting of its board of directors at which the board of directors will consider any acquisition proposal.

In response to a superior offer that has not been withdrawn, the Brocade and McDATA board of directors, as the case may be, may withhold, withdraw, amend or modify its recommendation in favor of, in the case of Brocade, the issuance of Brocade common stock in connection with the merger, and in the case of McDATA, adoption of the merger agreement, and, in the case of a superior offer that is a tender or exchange offer made directly to the stockholders of Brocade or McDATA, as the case may be, may recommend that its stockholders accept the tender or exchange offer, if:

•	a superior offer with respect to it has been made and has not been withdrawn;

•	in the case of Brocade, its stockholders have not approved the issuance of Brocade common stock in connection with the merger, and in the case of McDATA, its stockholders have not adopted the merger agreement;

•	it shall have provided the other party with written notice of its intention to effect a change of recommendation at least two business days prior to effecting such change, which shall state expressly (i) that it has received a superior offer, (ii) the material terms and conditions of the superior offer and the identity of the person or group making the superior offer, and (iii) that it intends to effect a change of recommendation and the manner in which it intends to do so;

•	after delivering the notice, it shall have provided the other party with a reasonable opportunity to make such adjustments in the terms and conditions of the merger agreement during such two business day period, and shall have negotiated in good faith with respect thereto during such two business day period, regarding any changes proposed by the other party for the purpose of enabling such party’s board of directors to proceed with its recommendation in favor of, in the case of Brocade, the issuance of Brocade common stock in connection with the merger, and in the case of McDATA, adoption of the merger agreement, without effecting a change of recommendation;

•	its board of directors shall have concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of such superior offer, the failure of the board of directors to effect a change of recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable law; and

•	it shall not have breached in any material respect any of the covenants in the merger agreement related to holding a special meeting of stockholders and the receipt of acquisition proposals.

Other than in connection with an acquisition proposal or a superior offer, the merger agreement does not prohibit or restrict the board of directors of Brocade or McDATA, as the case may be, from making a change of recommendation to the extent that it determines in good faith, following the receipt of advice of its outside legal counsel, that the failure of the board of directors to effect such a change would be reasonably likely to constitute a breach of the board of directors’ fiduciary obligations to its stockholders under applicable law; provided that such party shall send to the other party hereto written notice of its intention to effect a change of recommendation at least two business days prior to effecting a change of recommendation.

The obligation of Brocade or McDATA, as the case may be, to call, give notice of, convene and hold special stockholders meetings pursuant to the merger agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any acquisition proposal, or by any change of recommendation.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time, except as set forth below, prior to completion of the merger, whether before or after adoption of the merger agreement by McDATA stockholders or the approval of the issuance of shares of Brocade common stock in connection with the merger by Brocade stockholders:

•	by mutual written consent duly authorized by the boards of directors of Brocade and McDATA;

•	by Brocade or McDATA, if the merger is not completed by February 7, 2007, which date will be automatically extended to May 7, 2007, and may be further extended in the sole discretion of McDATA to August 7, 2007, if the merger shall not have been completed as the result of a failure to satisfy the conditions numbered 2, 3 and 4 in the section entitled “Agreements Related to the Merger — The Merger Agreement — Conditions to Completion of the Merger” above, or the End Date, except that this right to terminate the merger agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before that date, and the action or failure to act constitutes a breach of the merger agreement;

•	by Brocade or McDATA, if there is any order of a court or other action or inaction of any governmental entity having the effect of permanently restraining, enjoining or prohibiting the completion of the merger which is final and nonappealable;

•	by Brocade or McDATA, if the proposal for the adoption of the merger agreement fails to receive the requisite affirmative vote at the McDATA special meeting or at any adjournment of that meeting, except that this right to terminate the merger agreement shall not be available to McDATA where the failure to obtain the required stockholder approval was caused by McDATA’s action or failure to act, and the action or failure to act constitutes a breach by McDATA of the merger agreement;

•	by Brocade or McDATA, if the proposal for the issuance of common stock in connection with the merger fails to receive the requisite affirmative vote at the Brocade special meeting or at any adjournment of that meeting, except that this right to terminate the merger agreement shall not be available to Brocade where the failure to obtain the required stockholder approval was caused by Brocade’s action or failure to act, and the action or failure to act constitutes a breach by Brocade of the merger agreement;

•	by Brocade or McDATA, if certain “triggering events” as defined below occur with respect to the other party;

•	by McDATA, upon a breach of any representation, warranty, covenant or agreement on the part of Brocade set forth in the merger agreement or if any representation or warranty of Brocade has become untrue in either case so that the condition to completion of the merger regarding Brocade’s representations and warranties or covenants would not be met. However, if the breach or inaccuracy is curable by Brocade by the End Date of the merger agreement through the exercise of reasonable efforts, then McDATA may not terminate the merger agreement for 30 days after receipt by Brocade of written notice from McDATA of the inaccuracy or breach, so long as Brocade continues to use its reasonable best efforts to cure the breach during this period. If the breach is cured during those 30 days, or if McDATA is otherwise in material breach of the merger agreement, McDATA may not exercise this termination right; or

•	by Brocade, upon a breach of any representation, warranty, covenant or agreement on the part of McDATA set forth in the merger agreement or if any representation or warranty of McDATA has become untrue in either case so that the condition to completion of the merger regarding McDATA’s representations and warranties or covenants would not be met. However, if the breach or inaccuracy is curable by McDATA by the termination date of the merger agreement through the exercise of reasonable efforts, then Brocade may not terminate the merger agreement for 30 days after receipt of by McDATA written notice from Brocade of the breach, so long as McDATA continues to use all reasonable best efforts to cure the breach during this period. If the breach is cured during those 30 days, or if Brocade is otherwise in material breach of the merger agreement, Brocade may not exercise this termination right.

A “triggering event” with respect to Brocade or McDATA, as the case may be, shall be deemed to have occurred if:

•	its board of directors or any committee thereof shall for any reason have changed its recommendation to the its stockholders or otherwise withdrawn or shall have amended or modified in a manner adverse to the other party hereto its recommendation in favor of, in the case of Brocade, approval of the issuance of shares of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement;

•	it shall have failed to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of, in the case of Brocade, approval of the issuance of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement;

•	its board of directors fails to reaffirm (publicly, if so requested) its recommendation in favor of, in the case of Brocade, approval of the issuance of Brocade common stock in connection with the merger, or in the case of McDATA, the adoption of the merger agreement, within 10 business days after the other party requests in writing that such recommendation be reaffirmed;

•	its board of directors or any committee thereof shall have approved or recommended any acquisition proposal;

•	it shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal; or

•	a tender or exchange offer relating to its securities shall have been commenced by a person unaffiliated with the other party hereto and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of directors of such party recommends rejection of such tender or exchange offer.

Payment of Termination Fee

Under the terms of the merger agreement, Brocade and McDATA must each pay a termination fee of $22 million to the other party upon termination of the merger agreement due to certain specified circumstances if such termination is preceded by or concurrent with, the occurrence of a triggering event, as defined above.

Brocade and McDATA must also each pay a termination fee of $22 million to the other upon termination of the merger agreement if such termination is not preceded by, or concurrent with, the occurrence of a triggering event and prior to termination of the merger agreement, there has been public disclosure of an acquisition proposal with respect to either Brocade or McDATA and (x) within 12 months after termination of the merger agreement an acquisition of the respective party is consummated or (y) within 12 months after termination of the merger agreement, Brocade or McDATA enters into an agreement providing for its acquisition. Such payment shall be due no later than three business days after the first to occur of (x) or (y), and only one such payment shall be payable in the event that both (x) and (y) occur.

Brocade must pay a termination fee of $60 million to McDATA upon termination of the merger agreement (in lieu of, and not in addition to, the $22 million termination fee described above) by Brocade or McDATA due to the following reasons:

•	the merger is not consummated by the End Date; or

•	a governmental entity issues a final and nonappealable order, decree or ruling or takes any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the merger (solely to the extent such order, decree or ruling is based on an action or proceeding brought by a governmental entity under legal requirements relating to antitrust or competition);

and:

•	all of the conditions to Brocade’s obligation to consummate the merger are satisfied (other than with respect to having no pending suit, action or proceeding asserted by any governmental entity (i) challenging or seeking to restrain or prohibit the consummation of the merger, the effect of which would cause a material adverse effect, as defined in the merger agreement, on McDATA or (ii) seeking to require Brocade, McDATA or any of their subsidiaries or affiliates to effect an action of divestiture, as defined in the merger agreement); and

•	the mutual conditions to the consummation of the merger agreement are satisfied (other than (i) the conditions numbered 1, with respect to Brocade’s stockholder approval requirement, 2, 4 and 5 in the section entitled “Agreements Related to the Merger — The Merger Agreement — Conditions to Completion of the Merger” beginning on page 108 of this joint proxy statement/prospectus; provided with respect to the condition numbered 2, if it was not satisfied solely to the extent the existence of such statute, rule, regulation, executive order, decree, injunction or other order is based upon legal requirements relating to antitrust or competition enforced by, or in an action or proceeding brought by, a governmental entity or (ii) if the failure to satisfy of any of the mutual conditions to be satisfied having been caused by the action or failure to act of Brocade and such action or failure to act is a material breach of the merger agreement, then such mutual condition need not be satisfied).

Brocade must pay this fee no later than three business days after the date of such termination.

Material Adverse Effect

For purposes of the merger agreement, the term “material adverse effect” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect, individually or when taken together with all other such effects that have occurred prior to the date of determination of the occurrence of the material adverse effect, that is or would be (i) materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity taken as a whole with its subsidiaries or (ii) materially impedes the ability of such entity to consummate the transactions contemplated by the merger agreement in accordance with its terms and applicable legal requirements. However, for purposes of clause (i) above, in no event will any of the following alone or in combination be deemed to constitute, nor will any of the following be taken into account in determining, whether there has been or will be a material adverse effect:

•	any effect resulting from compliance with the terms and conditions of the merger agreement or actions taken at the express request of the other party to the merger agreement, with certain limitations;

•	any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, any delays in or cancellations of orders for the products or services of such entity and any reduction in revenues, in each case to the extent attributable to the announcement or pendency of the merger;

•	any change in the entity’s stock price or trading volume, in and of itself;

•	failure to meet revenue or earnings projections, in and of itself, for any period ending (or for which earnings are released) on or after the date of the merger agreement, with certain limitations;

•	any effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally, any effect resulting from (i) changes affecting general worldwide economic or capital market conditions, changes in applicable legal requirements, GAAP or formal pronouncements by standards bodies related thereto, (ii) except to the extent such effects disproportionately affect the party, acts of war or terrorism or earthquakes, hurricanes, tornadoes or other natural disasters; or

•	stockholder class action or derivative litigation arising from allegations of breach of fiduciary duty relating to the merger agreement or false or misleading public disclosure (or omission) in connection with the merger agreement, with certain limitations.

Amendment Number 1 to the Merger Agreement

On December 4, 2006, Brocade, Worldcup Merger Corporation and McDATA executed amendment number 1 to the merger agreement. Amendment number 1 to the merger agreement provides that McDATA will not, and will not permit any of its subsidiaries to, during the period from August 7, 2006 until the merger agreement is terminated or the consummation of the merger, terminate the employment of any employee or officer of McDATA or any of its subsidiaries who (i) has received a contingent offer letter for employment by Brocade, (ii) is anticipated by Brocade to receive a contingent offer letter for employment by Brocade (provided that written notice of such offer is provided to McDATA) or (iii) is one of the McDATA employees eligible to receive retention benefits under the McDATA retention program, in each case, without the prior written consent of Brocade, which consent shall not be unreasonably withheld. In addition, the merger agreement was amended to provide that a continuing employee who is terminated involuntarily and without cause on or prior to the date that is 90 days after the consummation of the merger shall receive, and Brocade shall pay, the cash severance benefits to which such continuing employee would be entitled pursuant to the McDATA Separation Pay Plan (subject to the terms and conditions of such Separation Pay Plan as described in McDATA’s disclosure letter), whether or not such continuing employee was participating in any stay bonus or retention plan of Brocade, McDATA or the surviving corporation. The McDATA disclosure letter related to the merger agreement was also amended to (i) revise the conditions for receipt of retention benefits so that an employee must waive rights to any cash severance and/or other retention benefits under the McDATA retention program provided under any other agreement or plan, except, however, with respect to (a) the severance benefits pursuant to McDATA’s Separation Pay Plan (if applicable), (b) any severance benefits required under applicable legal requirements, and (c) the severance benefits pursuant to the agreements referenced in Sections 2.11 and 2.12 of McDATA’s disclosure letter in order to receive benefits under the McDATA retention program, and (ii) update the schedules related to McDATA’s executive severance and other severance agreements.

First Amendment of the Rights Agreement between McDATA and The Bank of New York

The Rights Agreement between McDATA and The Bank of New York was amended so that (i) Brocade would not be an “Acquiring Person” under the rights plan, (ii) the entering into the merger agreement and the consummation of the merger and related transactions would not result in the grant of any rights to any person under the rights agreement or enable or require any of McDATA’s rights to be exercised, distributed or triggered as a result of the merger, (iii) the definition of “Final Expiration” includes the date on which the merger becomes effective, and (iv) the Rights Agreement automatically terminates upon the effective time of the merger.

Amendment No. 1 to Preferred Stock Rights Agreement between Brocade and Wells Fargo Bank, N.A.

The Preferred Stock Rights Agreement between Brocade and Wells Fargo Bank, N.A. was amended, so that (i) McDATA would not be an “Acquiring Person” under the rights plan, (ii) the entering into the merger agreement and the consummation of the merger and related transactions would not result in the grant of any rights to any person under the rights agreement or enable or require any of Brocade’s rights to be exercised, distributed or triggered as a result of the merger, (iii) the definition of “Expiration Date” includes the date on which the merger becomes effective, and (iv) the Preferred Stock Rights Agreement automatically terminates upon the effective time of the merger.

McDATA Indenture

At the closing of the merger, McDATA is required to execute and deliver to Wells Fargo Bank Minnesota, National Association, or Wells Fargo, as trustee under the Indenture dated as of February 7, 2003, between McDATA and Wells Fargo, or the McDATA Indenture, relating to McDATA’s 2.25% Convertible Subordinated Notes due 2010, a supplemental indenture effective as of the closing of the merger agreement complying with the requirements of Section 4.11 and Article 11 of the McDATA Indenture together with any related certificates, legal opinions and other documents required by the McDATA Indenture to be delivered in connection with the supplemental indenture. Pursuant to the supplemental indenture, Brocade will guarantee the notes issued under the McDATA Indenture and the notes will become convertible into Brocade common stock as adjusted for the exchange ratio.

At the closing of the merger, McDATA must also execute and deliver amendments to the confirmations relating to the purchased call options and the issued call options entered into contemporaneously with the McDATA Indenture, providing that such purchased calls and issued calls shall survive the closing of the merger and be exercisable into shares of Brocade common stock, in each case, to any and all counterparties to such confirmations.

CNT Indenture

At the closing of the merger, McDATA and CNT are required to execute and deliver to U.S. Bank National Association, or US Bank, as trustee under the Indenture, dated as of February 20, 2002, between CNT and US Bank, or the CNT Indenture, relating to CNT’s 3.00% Convertible Subordinated Notes due 2007, as amended by the First Supplemental Indenture dated as of June 1, 2005 among McDATA, CNT and US Bank, a supplemental indenture effective as of the closing which complies with Section 4.11 and Article 11 of the CNT Indenture together with any related certificates, legal opinions and other documents required by the CNT Indenture to be delivered in connection with the supplemental indenture. Pursuant to the supplemental indenture, Brocade will guarantee the notes issued under the CNT Indenture and the notes will become convertible into Brocade common stock as adjusted for the exchange ratio.

PRO FORMA FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Combined Financial Statements

On August 7, 2006, Brocade entered into a merger agreement to acquire McDATA Corporation in a transaction to be accounted for using the purchase method of accounting for business combinations. Under the terms of the merger agreement, each share of McDATA Class A common stock and Class B common stock (other than shares owned by McDATA or Brocade) will be converted into the right to receive 0.75 shares of Brocade common stock at the effective time of the merger. Options to purchase shares of McDATA Class A or Class B common stock, whether or not vested, outstanding at the effective time of the merger will be assumed by Brocade and will become exercisable, subject to vesting, for shares of Brocade common stock and will continue to be subject to all the same terms and conditions as in effect prior to the merger. Each share of McDATA Class A or Class B restricted common stock that is unvested and is subject to a risk of forfeiture, a repurchase option or other conditions pursuant to an applicable restricted stock purchase agreement or other agreement with McDATA shall be exchangeable for 0.75 of a share of Brocade common stock. Unless otherwise provided under an applicable stock purchase agreement or other agreement with McDATA, the Brocade common stock issued in exchange for such shares of McDATA Class A or Class B restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions. Outstanding restricted stock units issued under McDATA’s equity plans, whether or not vested, at the effective time of the merger will become fully vested and converted into, and be deemed to constitute a right to receive shares of Brocade common stock, as adjusted by the exchange ratio as discussed above.

On June 1, 2005, McDATA completed its acquisition of CNT and CNT shareholders received 1.3 shares of McDATA Class A common stock for each share of CNT common stock held by them, together with cash in lieu of fractional shares. The purchase consideration consisted of approximately 38.8 million shares of McDATA Class A common stock valued at approximately $170.2 million issued in exchange for 100% of the outstanding CNT common and restricted shares; the exchange of approximately 19.9 million stock options valued at approximately $15.9 million using the Black-Scholes option pricing model; and approximately $6.9 million in direct transaction costs. The unaudited pro forma combined condensed financial statements of Brocade and McDATA include the pro forma impact of the CNT acquisition for the periods specified below.

The following unaudited pro forma condensed combined balance sheet is based on historical balance sheets of Brocade and McDATA and has been prepared to reflect the merger as if it had been consummated on July 29, 2006. Such pro forma information is based upon the historical condensed consolidated balance sheet data of Brocade as of July 29, 2006 and McDATA as of July 31, 2006. The following unaudited pro forma condensed combined statements of operations give effect to the Brocade acquisition of McDATA as if it had taken place on October 31, 2004 and to the McDATA acquisition of CNT as if it had taken place on February 1, 2005. The unaudited pro forma condensed combined statement of operations for the fiscal year ended October 29, 2005 combines Brocade’s historical consolidated statement of operations for the year then ended with McDATA’s historical consolidated statements of operations for the fiscal year ended January 31, 2006 and CNT’s historical consolidated statements of operations for the three months ended April 30, 2005. The following unaudited pro forma condensed combined statement of operations for the nine months ended July 29, 2006 combines Brocade’s historical consolidated statement of operations for the nine months then ended with McDATA’s historical consolidated statement of operations for the three months ended January 31, 2006 and the six months ended July 31, 2006. As a result, McDATA’s historical consolidated statement of operations for the three months ended January 31, 2006 are included in both the pro forma condensed combined statement of operations for the fiscal year ended October 29, 2005 and the nine months ended July 31, 2006. McDATA’s revenue and net income for the three months ended January 31, 2006 were $181.8 million and $5.2 million, respectively.

The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of McDATA based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of McDATA that exist as of the date of completion of the merger.

The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions which are preliminary and have been made solely for purposes of developing such pro forma information. They do not include liabilities that may result from integration activities which are not presently estimable. The management of Brocade and McDATA are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for McDATA employees, costs of vacating some facilities of McDATA, or other costs associated with exiting activities of McDATA that would affect the pro forma financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. Since the final value associated with stock-based compensation will be calculated at the effective date of the merger, the amount allocated to this item could change materially depending on the price of Brocade common stock or the number of McDATA unvested options, restricted stock and restricted stock units outstanding as of the effective time of the merger. In addition, the pro forma condensed combined financial statements do not include any potential operating efficiencies or cost savings from expected synergies. The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the acquisition been consummated as of the dates indicated or that may be achieved in the future.

There were no significant intercompany balances and transactions between Brocade and McDATA as of the dates and for the periods of these pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Brocade and McDATA and other financial information pertaining to Brocade and McDATA including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” incorporated by reference or included herein.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Brocade	McDATA
	As of	As of
	July 29,	July 31,	Pro Forma		Pro Forma
	2006	2006	Adjustments		Combined
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$184,484	$128,547	$—		$313,031
Short-term investments	311,569	205,612	—		517,181
Securities lending collateral	—	86,212	—		86,212
Restricted cash and short-term investments	280,481	3,890			284,371
Accounts receivable, net	79,163	94,878	—		174,041
Inventories	9,159	35,646	—		44,805
Prepaid expenses and other current assets	62,496	12,912	—		75,408

Total current assets	927,352	567,697	—		1,495,049
Long-term investments	20,944	25,036	—		45,980
Property and equipment, net	103,735	105,652	(8,074	)(h)	201,313
Goodwill	41,013	263,473	(263,473	)(b)	233,311
			192,298	(k)
Intangible assets, net	16,353	98,666	(98,666	)(a)	284,689
			268,336	(g)
Restricted cash	—	11,659	—		11,659
Other long-term assets	6,844	59,008	(35,900	)(x)	33,952
			4,000	(y)

Total assets	$1,116,241	$1,131,191	$58,521		$2,305,953

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,902	$42,964	$15,976	(f)	$94,842
Accrued employee compensation	46,158	—	—		46,158
Securities lending collateral payable	—	86,212	—		86,212
Accrued liabilities	110,793	72,495	—		183,288
Interest rate swap	—	1,332	—		1,332
Deferred revenue	57,286	59,832	(18,373	)(i)	98,745
Current liabilities associated with lease losses	4,980	—	—		4,980
Current portion of obligations under capital leases	—	2,212	—		2,212
Convertible subordinated debt	278,883	119,278	972	(j)	399,133

Total current liabilities	534,002	384,325	(1,425)		916,902
Non-current liabilities associated with lease losses	12,338	—	—		12,338
Other long-term liabilities	—	14,371	—		14,371
Obligations under capital leases, less current portion	—	2,756	—		2,756
Interest rate swap	—	7,884	—		7,884
Deferred revenue, less current portion	—	28,294	(10,487	)(i)	17,807
Convertible subordinated debt	—	164,616	(18,616	)(j)	146,000

Total liabilities	546,340	602,246	(30,528)		1,118,058
Stockholders’ equity
Common Stock	270	1,594	(1,594	)(c)	387
			117	(d)
Additional paid-in capital	863,220	675,612	(675,612	)(c)	1,481,097
			605,973	(d)
			11,904	(e)
Accumulated other comprehensive loss	(1,428)	(1,290)	1,290	(c)	(1,428)
Accumulated deficit	(292,161)	(123,380)	123,380	(c)	(292,161)
Treasury stock at cost, net of reissuances	—	(23,591)	23,591	(c)	—

Total stockholders’ equity	569,901	528,945	89,049		1,187,895

Total liabilities and stockholders’ equity	$1,116,241	$1,131,191	$58,521		$2,305,953

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Historical
	Brocade		CNT
	Twelve Months	McDATA Twelve	Three Months
	Ended	Months Ended	Ended
	October 29,	January 31,	April 30,	Pro Forma		Pro Forma
	2005	2006	2005	Adjustments		Combined
	(In thousands, except per share data)

Revenue	$574,120	$614,433	$84,038	$(3,525	)(r)	$1,269,066
Cost of revenue	251,161	309,091	53,018	29,355	(n)	641,549
				(820	)(s)
				(256	)(t)

Gross profit	322,959	305,342	$31,020	(31,804)		627,517
Operating expenses:
Research and development	130,936	111,715	11,604	—		254,255
Sales and marketing	101,202	133,909	21,265	—		256,376
General and administrative	25,189	35,116	4,835	—		65,140
Internal review and SEC investigation costs	14,027	—	—	—		14,027
Amortization of purchased intangible assets	—	37,510	—	27,628	(o)	27,628
				(42,572	)(l)
				5,062	(v)
Amortization of deferred stock-based compensation	1,512	5,908	—	(6,302	)(m)	2,912
				1,400	(p)
				394	(u)
Restructuring costs (benefit)	(670)	11,685	—	—		11,015
In-process research and development	7,784	—	—	—		7,784

Total operating expenses	279,980	335,843	37,704	(14,390)		639,137
Operating income (loss)	42,979	(30,501)	(6,684)	(17,414)		(11,620)
Interest and other income, net	22,656	11,418	171	—		34,245
Interest expense	(7,693)	(11,087)	(1,393)	(820	)(w)	(20,993)
Gain on repurchases of convertible subordinated debt	2,318	—	—	—		2,318
Gain (loss) on investments, net	(5,062)	—	—	—		(5,062)

Income (loss) before taxes	55,198	(30,170)	(7,906)	(18,234)		(1,112)
Provision for income taxes	12,077	431	488	—	(q)	12,996

Net income (loss)	$43,121	$(30,601)	$(8,394)	$(18,234)		$(14,108)

Basic net income (loss) per share	$0.16	$(0.22)	$(0.29)			$(0.04)

Shares used in computing basic income per share	268,176	140,331	28,615			$380,399

Diluted net income (loss) per share:	$0.16	$(0.22)	$(0.29)			$(0.04)

Shares used in computing diluted income per share	270,260	140,331	28,615			380,399

Shares used in computing basic and diluted income (loss) per share is the sum of Brocade shares plus McDATA shares and CNT shares (adjusted for the exchange ratio). McDATA’s shares are calculated by multiplying each share of McDATA Class A and Class B common stock by the exchange ratio of 0.75 Brocade shares for each share of McDATA Class A and Class B common stock. Dilutive potential common shares have been included only if they have a dilutive effect on earnings per share. CNT shares are calculated by multiplying each share of CNT common stock by the exchange ratio of 1.3 McDATA shares for each share of CNT and the exchange ratio of 0.75 Brocade shares for each McDATA share.

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Brocade Nine	McDATA Nine
	Months	Months
	Ended	Ended	Pro Forma		Pro Forma
	July 29, 2006	July 31, 2006	Adjustments		Combined
	(In thousands, except per share data)

Revenue	541,771	500,193	—		1,041,964
Cost of revenue	224,012	270,195	22,016	(n)	516,223

Gross profit	317,759	229,998	(22,016)		525,741
Operating expenses::
Research and development	121,416	80,496	—		201,912
Sales and marketing	100,682	109,253	—		209,935
General and administrative	23,523	28,491	—		52,014
SEC investigation and other related costs	10,179	—	—		10,179
Provision for SEC settlement	7,000	—	—		7,000
Acquisition related compensation expense	585	—	—		585
Amortization of intangible assets	1,406	33,043	(33,043	)(l)	22,127
			20,721	(o)
Facilities lease losses	3,775	—	—		3,775
Restructuring costs	—	6,767	—		6,767
Amortization of deferred compensation	—	1,059	(1,059	)(m)	—

Total operating expenses	268,566	259,109	(13,381)		514,294
Operating income	49,193	(29,111)	(8,635)		11,447
Interest and other income	22,391	16,276	—		38,667
Interest expense	(5,478)	(12,753)	—		(18,231)
Gain on sale of investments	2,663	—	—		2,663

Income (loss) before taxes	68,769	(25,588)	(8,635)		34,546
Provision for income taxes	21,098	(737)	—	(q)	20,361

Net income (loss)	$47,671	$(24,851)	$(8,635)		$14,185

Basic net income (loss) per share	$0.18	$(0.16)			$0.04

Shares used in computing basic income per share	269,794	153,565			384,968

Diluted net income (loss) per share:	$0.17	$(0.16)			$0.04

Shares used in computing diluted income per share	273,484	153,565			389,713

Shares used in computing basic and diluted income per share is the sum of Brocade shares plus McDATA shares (adjusted for the exchange ratio). McDATA’s shares are calculated by multiplying each share of McDATA Class A and Class B common stock by the exchange ratio of 0.75 Brocade shares for each share of McDATA Class A and Class B common stock. Dilutive potential common shares have been included only if they have a dilutive effect on earnings per share.

The accompanying notes are an integral part of these
unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

On August 7, 2006, Brocade and McDATA entered into a merger agreement under which McDATA will become a wholly-owned subsidiary of Brocade in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $634.0 million includes common stock valued at $606.1 million, stock options, restricted stock and restricted stock units assumed with a fair value of $11.9 million, and estimated direct transaction costs of $16.0 million.

The unaudited pro forma condensed combined financial statements assume the issuance of approximately 117.5 million shares of Brocade common stock based on an exchange ratio of 0.75 of a share of Brocade common stock for each outstanding share of McDATA Class A and Class B common stock as of September 28, 2006. The actual number of shares of Brocade common stock to be issued will be determined based on the actual number of shares of McDATA Class A and Class B common stock outstanding upon the consummation of the merger. The average market price per share of Brocade common stock of $5.16 is based on an average of the closing prices for a range of trading days (August 4, 2006 through August 10, 2006) around the announcement date (August 8, 2006) of the proposed merger.

Under the terms of the merger agreement, at the effective time of the merger, each McDATA stock option that is outstanding and unexercised immediately prior to the effective time will be converted into an option to purchase Brocade common stock and Brocade will assume that stock option. Based on McDATA stock options outstanding at July 31, 2006, Brocade would convert options to purchase approximately 26.0 million shares of McDATA Class A and Class B common stock into options to purchase approximately 19.5 million shares of Brocade common stock. The actual number of Brocade stock options into which McDATA Class A and Class B common stock options will be converted will be determined based on the actual number of McDATA Class A and Class B common stock options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 46.6%; risk-free interest rate of 5.1%, average expected life of 1.3 years and dividend yield of zero. In addition, Brocade will exchange shares of Brocade’s restricted common stock for all of McDATA’s outstanding restricted shares of restricted Class A and Class B common stock, after applying the exchange ratio. Outstanding restricted stock and certain restricted stock units issued under McDATA’s equity plans, whether or not vested, at the effective time of the merger will become fully vested and converted into, and be deemed to constitute a right to receive shares of Brocade common stock, as adjusted by the exchange rate as discussed above. Based on the total number of shares of McDATA restricted Class A and Class B common stock outstanding at July 31, 2006, Brocade would exchange approximately 1.3 million shares of common stock for the outstanding McDATA restricted Class A and Class B common stock. The actual number of shares of restricted stock to be exchanged will be determined based on the actual number of shares of McDATA restricted Class A and Class B common stock outstanding upon the completion of the merger.

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary as the proposed merger has not yet been completed. The actual purchase price will be based on the Brocade shares of common stock issued to McDATA stockholders, the options to purchase McDATA Class A and Class B common stock assumed by Brocade and the restricted Class A and Class B common stock exchanged on the closing date of the merger. The final allocation of the purchase price will be based on McDATA’s assets and liabilities on the date the merger is consummated.

The preliminary estimated total purchase price of the merger is as follows (in thousands):

Value of Brocade common stock issued	$606,090
Estimated fair value of options assumed and restricted Class A and Class B common stock exchanged	11,904
Direct transaction costs	15,976

Total preliminary estimated purchase price	$633,970

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to McDATA’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The preliminary estimated purchase price has been allocated based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary purchase price and the estimated useful lives and first year amortization associated with certain assets is as follows (in thousands):

		First Year	Estimated
	Amount	Amortization	Useful Life

Net tangible assets	$173,336	$—	N/A
Identifiable intangible assets:
Acquired product rights	108,246	29,355	1-6 years
Customer contracts and relationships	152,052	24,949	4-7 years
Trademarks	8,038	2,679	3 years
Goodwill	192,298	—	N/A

Total preliminary estimated purchase price	$633,970	$56,983

A preliminary estimate of $173.3 million has been allocated to net tangible assets acquired and approximately $268.3 million has been allocated to amortizable intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Identifiable intangible assets.  Acquired product rights include developed and core technology and patents. Developed technology relates to McDATA’s products across all of their product lines that have reached technological feasibility. Core technology and patents represent a combination of McDATA’s processes, patents and trade secrets developed through years of experience in design and development of their products. Brocade expects to amortize the fair value of the acquired product rights based on the pattern in which the economic benefits of the intangible asset will be consumed.

Customer contracts and relationships represent existing contracts that relate primarily to underlying customer relationships. Brocade expects to amortize the fair value of these assets based on the pattern in which the economic benefits of the intangible asset will be consumed.

Trademarks relates to the McDATA trade name and other product names, which Brocade expects to amortize based on the pattern in which the economic benefits of the intangible asset will be consumed.

In-process research and development.  As of the filing date, no amounts have been allocated to in-process research and development. This determination was based on the assumption that some research and development projects which are currently in process may not be in process upon consummation of the merger. In-process research and development will be dependent on the status of new projects on the date the merger is consummated. Accordingly, actual results may vary from projected results.

Goodwill.  Approximately $192.3 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to McDATA’s net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

reflect the amortization expense related to the estimated amortizable intangible assets and stock-based compensation, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

There were no significant intercompany balances and transactions between Brocade and McDATA as of the dates and for the periods of these pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Brocade and McDATA filed consolidated income tax returns during the periods presented.

The unaudited pro forma condensed combined financial statements do not include liabilities that may result from integration activities which are not presently estimable. Management of Brocade and McDATA are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for McDATA employees, costs of vacating some facilities of McDATA, or other costs associated with exiting activities of McDATA that would affect the pro forma financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill.

Brocade has not identified any pre-merger contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To eliminate McDATA’s historical intangible assets;

(b) To eliminate McDATA’s historical goodwill;

(c) To eliminate McDATA’s equity;

(d) To record the fair value of Brocade shares exchanged in the merger;

(e)	To record the fair value of McDATA’s Class A and Class B common stock options assumed and of restricted Class A and Class B common stock and common stock units exchanged;

(f) To accrue the direct costs of the merger transaction;

(g) To record the fair value of McDATA’s identifiable intangible assets;

(h) To adjust McDATA land to fair value;

(i)	To adjust deferred revenue to the fair value of the legal performance obligations under McDATA existing contracts;

(j) To record the fair value of McDATA convertible debt;

(k) To record goodwill;

(l) To eliminate McDATA’s historical amortization of intangible assets;

(m) To eliminate McDATA’s historical amortization of deferred stock-based compensation;

(n)	To amortize acquired product rights based upon the pattern in which the economic benefits of the intangible assets will be consumed;

(o)	To amortize other intangible assets based upon the pattern in which the economic benefits of the intangible asset will be consumed;

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(p)	To amortize incremental deferred stock-based compensation in periods prior to the effective date of FAS 123R. No adjustment was made for periods after the effective date of FAS 123R as we expect stock based compensation to remain relatively unchanged as a result of the acquisition;

(q)	Each of Brocade, McDATA and CNT have significant net operating loss carryforwards and tax credits therefore any deferred tax liabilities associated with identifiable intangible assets would be offset by existing deferred tax assets and as a result, the pro forma tax impact is zero;

(r)	Adjustment to reflect the fair value of McDATA’s legal performance obligations under CNT’s maintenance and support contracts recorded as deferred revenue in CNT’s historical financial statements. The decline due to the fair value adjustment of 28% of historical cost will be amortized on a straight-line basis as follows: 60% in 2005, 25% in 2006, and the remainder in 2007;

(s)	Adjustment to materials, work-in process and finished goods to their net realizable values and reclassification of rental equipment as follows:

Amount

Fair value adjustment of production inventory — raw materials	$1,307
Fair value adjustment of finished goods inventory	45
Elimination of capitalized overhead	(2,906)

Total amounts recorded in pro forma condensed combined consolidated statement of operations that was reflected in operations in the 12 month period following the merger	$(1,554)
Physical inventory adjustment	197
Elimination of inventory determined to be end of life	(10,296)

Total adjustment	$(11,653)

(t)	Adjustment to record the differences in the fair value and historical carrying cost of CNT’s property and equipment;

(u)	Adjustment to the fair value of deferred compensation resulting from the issuance of unvested options to CNT’s employees and the resulting adjustment to amortization of the deferred compensation, which is to be amortized over 9 months;

(v)	Adjustment to eliminate CNT’s historical intangible assets and record the fair value of intangible assets acquired as follows:

Amount

Fair value of acquired intangibles	$73,618
Less: CNT’s historical intangible assets	(14,833)

Total	$58,785

(w)	Adjustment to record the fair value of CNT’s convertible notes and the corresponding interest expense, calculated using the straight-line method, to accrete the notes to their maturity value;

(x)	To eliminate McDATA’s historical balance of capitalized software; and

(y)	Adjustment to record the net fair value of options to purchase and options to sell shares of McDATA Class A common stock held by McDATA originally issued by McDATA concurrent with the issuance of certain convertible subordinated debt.

3.	Pro Forma Net Income Per Share

The pro forma basic and diluted net income per share are based on the number of Brocade shares of common stock used in computing basic and diluted net income per share plus the number of McDATA shares of Class A and Class B common stock and the number of CNT shares used in computing basic and diluted net income per share multiplied by the exchange ratio.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a description of the material differences between the rights of holders of Brocade common stock and the rights of holders of McDATA Class A and Class B common stock. The description of McDATA’s common stock includes descriptions of the rights of McDATA’s Class A and Class B common stock where appropriate. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of Brocade and McDATA and it is qualified in its entirety by applicable Delaware law as well as by Brocade’s and McDATA’s respective certificates of incorporation and bylaws, each as amended. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Brocade and being a stockholder of McDATA. Brocade and McDATA have filed with the SEC their respective certificates of incorporation and bylaws and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 147.

Brocade and McDATA are Delaware corporations. The rights of each company’s stockholders are generally governed by the law of the State of Delaware, and each company’s certificate of incorporation and bylaws, as amended. Upon completion of the merger, stockholders of McDATA will be entitled to become stockholders of Brocade and the Brocade certificate of incorporation and bylaws will govern the rights of former McDATA stockholders. No changes to the Brocade certificate of incorporation or bylaws will be adopted in connection with the merger. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of McDATA stockholders and Brocade stockholders. McDATA and Brocade have filed with the SEC their respective certificates of incorporation, bylaws and rights plans and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 147.

If your shares are held by a broker or other financial intermediary in “street name” rather than directly by you as a person whose name is entered on the share register of either Brocade or McDATA, you must rely on procedures established by that broker or financial intermediary in order to assert your rights as a stockholder against either Brocade or McDATA, as applicable.

The summary contained in the following chart is qualified by reference to Delaware law, McDATA’s amended and restated certificate of incorporation, McDATA’s bylaws, Brocade’s amended and restated certificate of incorporation and Brocade’s bylaws.

	McDATA Stockholder Rights	Brocade Stockholder Rights

Authorized Capital Stock	McDATA’s authorized capital stock consists of 475,000,000 shares of capital stock, consisting of:	Brocade’s authorized capital stock consists of 805,000,000 shares of capital stock, consisting of:

•   250,000,000   shares of Class   A common stock, par value $.01   per share,

•   200,000,000   shares of Class   B common stock, par value $.01   per share,

•   45,000   shares of Series   A Junior Participating Preferred Stock, par value $.01   per share, and

•   800,000,000   shares of common stock, par value $0.001   per share,

•   800,000   shares of Series   A Participating Preferred Stock, par value $0.001   per share, and

•   4,200,000   shares of preferred stock, par value $0.001   per share.

• 24,955,000 shares of preferred stock, par value $.01 per share.

Stock Listing	McDATA’s Class A common stock and Class B common stock are listed on the Nasdaq Global Select Market.	Brocade’s common stock is listed on the Nasdaq Global Select Market.

	McDATA Stockholder Rights	Brocade Stockholder Rights

Voting Rights	McDATA’s certificate of incorporation provides that the holders of any outstanding shares of Class A common stock and Class B common stock shall vote together as a single class on all matters with respect to which stockholders are entitled to vote under applicable law, McDATA’s certificate of incorporation or McDATA’s bylaws, or upon which a vote of stockholders is otherwise duly called for by McDATA.
Each share of Brocade’s common stock entitles its holder to one vote on all matters on which common stockholders are entitled to vote.

Each share of McDATA’s Class   A common stock entitles its holder to one vote on all matters on which Class   A stockholders are entitled to vote and each share of Class   B common stock is entitled to one-tenth of a vote on all matters on which Class   B stockholders are entitled to vote.

Cumulative Voting	McDATA’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of McDATA common stock have no cumulative voting rights in connection with the election of directors.	Brocade’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of Brocade common stock have no cumulative voting rights in connection with the election of directors.

Conversion Rights	McDATA common stock is not subject to any conversion rights.	Brocade common stock is not subject to any conversion rights.

Preemptive Rights	McDATA’s certificate of incorporation does not grant any preemptive rights.	Brocade’s certificate of incorporation does not grant any preemptive rights.

Dividends	McDATA’s certificate of incorporation provides that, subject to the rights of the holders of McDATA preferred stock, holders of shares of McDATA Class A common stock and shares of Class B common stock are entitled to receive such dividends and other distributions in cash, stock or property of McDATA when, as and if declared thereon by the board of directors from time to time out of assets or funds of McDATA legally available therefor. If, at any time, a dividend or other distribution in cash or other property (other than
Brocade’s bylaws provide that its board of directors, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of the State of Delaware. Dividends may be paid in cash, in property, or in shares of Brocade’s capital stock.

Brocade’s board of directors may set apart out of any of Brocade’s funds available for dividends a reserve or reserves for any proper purpose and

McDATA Stockholder Rights	Brocade Stockholder Rights

dividends or other distributions payable in shares of common stock or other voting securities of McDATA, or rights, options or warrants to purchase shares of common stock or other voting securities of McDATA or securities convertible into or exchangeable for shares of common stock or other voting securities of McDATA) is declared or paid on the shares of Class A common stock or shares of Class B common stock, a like dividend or other distribution in cash or other property must also be declared or paid, as the case may be, on shares of Class B common stock or shares of Class A common stock, as the case may be, in an equal amount per share. If, at any time, a dividend or other distribution payable in shares of common stock or other voting securities of McDATA, or rights, options or warrants to purchase shares of common stock or other voting securities of McDATA, or securities convertible into or exchangeable for shares of common stock or other voting securities of McDATA is paid or declared on shares of Class A common stock or Class B common stock, a like dividend or other distribution must also be paid or declared, as the case may be, on shares of Class B common stock or Class A common stock, as the case may be, in an equal amount per share; provided, that, for this purpose, if shares of Class A common stock or other voting securities of McDATA, or rights, options or warrants to purchase shares of Class A common stock or other voting securities of McDATA or securities convertible into or exchangeable for shares of Class A common stock or other voting securities of McDATA, are paid on shares of Class A common stock, and shares of Class B common stock or voting securities identical to	may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of Brocade, and meeting contingencies.

McDATA Stockholder Rights	Brocade Stockholder Rights

the other voting securities paid on the shares of Class A common stock or rights, options or warrants to purchase shares of Class B common stock or such other voting securities or securities convertible into or exchangeable for shares of Class B common stock or such other voting securities, are paid on shares of Class B common stock, in an equal amount per share of Class A common stock and Class B common stock, such dividend or other distribution must be deemed to be a like dividend or other distribution. In the case of any split, subdivision, combination or reclassification of shares of Class A common stock or Class B common stock, the shares of Class A common stock or Class B common stock, as the case may be, must also be split, subdivided, combined or reclassified so that the number of shares of Class A common stock and Class B common stock outstanding immediately following such split, subdivision, combination or reclassification must bear the same relationship to each other as did the number of shares of Class A common stock and Class B common stock outstanding immediately prior to such split, subdivision, combination or reclassification. Under McDATA’s bylaws, dividends upon the capital stock of McDATA, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of McDATA available for dividends such sum or sums as the board of directors, from time to time, in its absolute discretion, thinks proper as a reserve to meet

McDATA Stockholder Rights	Brocade Stockholder Rights

contingencies or for equalizing dividends, or for repairing or maintaining any property of McDATA, or for such other purpose as the board of directors deems conducive to the interest of McDATA, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

Stockholder Proposals	Pursuant to McDATA’s bylaws, for business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice to McDATA’s Secretary delivered to or mailed and received at McDATA’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, the stockholder’s notice must be received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by McDATA fewer than 70 days prior to the date of such annual meeting, the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by McDATA. A stockholder’s notice to McDATA’s Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

• a brief description of the business proposed and the reasons for
Brocade’s bylaws provide that any stockholder who intends to bring a matter before an annual meeting must deliver written notice of his or her intent to do so to Brocade’s Secretary. For nominations or other business to be properly brought before an annual meeting, the Secretary must receive the notice not less than 90   days prior to the meeting; provided, however, that in the event that less than 100   days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

To be in proper form a stockholder’s notice must include:

•   the name and address of the stockholder who intends to make the nominations, propose the business, and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•   a representation that the stockholder is a holder of record of stock of the company entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or

McDATA Stockholder Rights	Brocade Stockholder Rights

conducting such business at the annual meeting;	introduce the business specified in the notice;

•   the name and address, as they appear on McDATA’s books, of the stockholder proposing such business;

•   the class and number of shares of McDATA which are beneficially owned by the stockholder;

•   any material interest of the stockholder in such business; and

•   any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act. The chairman of the annual meeting may determine at the meeting that business was not properly brought before the meeting and declare that any such business may not be transacted.

•   any arrangements between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

•   such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the board of directors; and

•   if applicable, the consent of each nominee to serve as director of the company if so elected.

The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

For director nominations to be properly brought before an annual meeting by a stockholder, the stockholder must give written notice to McDATA’s Secretary delivered to or mailed and received at McDATA’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholder must be

McDATA Stockholder Rights	Brocade Stockholder Rights

received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or, in the event that public announcement of the date of such annual meeting is first made by McDATA fewer than 70 days prior to the date of such annual meeting, the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by McDATA. A stockholder’s notice to McDATA’s Secretary must set forth:

• as to each person whom the stockholder proposes to nominate for election as a director:
a. the name, age, business address and residence address of the person;
b. the principal occupation or employment of the person; and
c. the class or series and number of shares of capital stock of McDATA which are owned beneficially or of record by the person; and
• as to the stockholder giving the notice:
a. the name and address, as they appear on McDATA’s books, of such stockholder;
b. the class and number of shares of McDATA which are beneficially owned by the stockholder;
c. any material interest of the stockholder in such business; and
d. any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in connection with solicitation of proxies for

	McDATA Stockholder Rights	Brocade Stockholder Rights

election of directors.

Notwithstanding the foregoing, in order to include information with respect to a director nomination in the proxy statement and form of proxy for a stockholder’s meeting, stockholders must provide notice as required by the regulations promulgated under the Exchange Act. The chairman of the annual meeting may determine that a nomination was not properly made and declare at the meeting that such defective nomination be disregarded.

Advance Notice of Stockholder Meetings	McDATA’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10, nor more than 60, days before the date of the meeting.	Brocade’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10, nor more than 60, days before the date of the meeting.

Calling Special Meetings of Stockholders	McDATA’s bylaws provide that special meetings of the stockholders may be called, for any purpose or purposes, by:	Brocade’s bylaws provide that special meetings of the stockholders may be called, for any purpose or purposes, by:
	• the Chairman of the board of directors; • the Chief Executive Officer;	• the board of directors; • the Chairman of the board of directors;

•   the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption); or

•   stockholders who are entitled to cast at least 70% of the total number of votes entitled to be cast at an election of directors.

•   the President, or

•   the Chief Executive Officer.

If a special meeting is called by any person other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the board of directors, the President, any Vice President, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice.

Stockholder Quorum	McDATA’s bylaws provide that the presence, in person or by proxy duly	Brocade’s bylaws provide that the holders of a majority of the stock

	McDATA Stockholder Rights	Brocade Stockholder Rights

authorized, of holders of a majority of the total number of votes entitled to be cast constitutes a quorum for the transaction of business except as otherwise provided by statute or by the certificate of incorporation.

All action taken by the stockholders who are entitled to cast at least a majority of the total number of votes entitled to be cast, including abstentions, at any meeting at which a quorum is present shall be valid and binding upon McDATA unless provided otherwise by the Certificate of Incorporation, Bylaws or applicable law; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation.

The vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provisions of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question.

Board Quorum	McDATA’s bylaws provide that a quorum of its board of directors shall consist of a majority of the exact number of directors fixed from time to time by the board of directors in accordance with the Certificate of Incorporation, unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 3 of Article XI of the bylaws, for which a quorum shall be one-third of the exact number of directors fixed from time to time.
Brocade’s bylaws provide that at all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation.
At each meeting of the board of directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present.

Number of Directors	McDATA’s certificate of incorporation provides that McDATA’s board of directors must consist of not less than three or more than 15 members, the exact number of which will be fixed from time to time by resolutions adopted by the affirmative vote of a majority of the
Brocade’s certificate of incorporation provides that the number of directors which constitute the whole board of directors shall be designated in Brocade’s bylaws.

Brocade’s bylaws provide that the authorized number of directors of Brocade shall be eight (8).

	McDATA Stockholder Rights	Brocade Stockholder Rights

active board of directors. McDATA’s bylaws provide that the number of directors of McDATA will be fixed from time to time by McDATA’s board of directors. The number of directors authorized by McDATA’s bylaws is not less than three and not more than 15. McDATA’s board currently consists of nine directors.

Classification of Board of Directors	McDATA’s certificate of incorporation classifies the board of directors into three separate classes, as nearly equal in size as possible, with staggered three-year terms.	Brocade’s certificate of incorporation and bylaws classify its board of directors into three separate classes with staggered three-year terms. The directors shall be assigned to each class in accordance with a resolution or resolutions adopted by Brocade’s board of directors.

Removal of Directors
McDATA’s certificate of incorporation provides that, subject to the rights, if any, of the holders of shares of any series of preferred stock, any or all of the directors may be removed from office at any time:

•   with cause by the affirmative vote of stockholders who are entitled to cast at least a majority of the total number of votes entitled to be cast at an election of directors, or

•   without cause by the affirmative vote of stockholders who are entitled to cast at least 70% of the total number of votes entitled to be cast at an election of directors.
Brocade’s certificate of incorporation provides that any director or the entire board of directors may be removed from office at any time:

•   with cause by the affirmative of the holders of at least a majority of the voting power of all of the then- outstanding shares of the voting stock of Brocade, or

•   without cause by the affirmative of the holders of at least 66 2/3% of the voting power of all of the then- outstanding shares of the voting stock of Brocade.

Brocade’s bylaws provide that unless otherwise restricted by statute, by the certificate of incorporation or by the bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Filling of Board Vacancies	McDATA’s certificate of incorporation and bylaws provide that any vacancy on its board that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on
Brocade’s certificate of incorporation and bylaws provide that any vacancy on its board shall be filled by either:

•   the affirmative vote of the holders of a majority of the voting power of the then- outstanding shares of voting stock of Brocade entitle to vote generally in the election of

	McDATA Stockholder Rights	Brocade Stockholder Rights

the board may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class holds office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors has the same remaining term as that of his or her predecessor.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, such directors so elected may not be divided into classes, unless expressly provided by the terms of such class or series of preferred stock.
directors voting together as a single class; or

•   by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.

Newly created directorships resulting from any increase in the number of directors shall, unless the board determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

Stockholder Action by Written Consent	McDATA’s bylaws provide that unless otherwise required by McDATA’s certificate of incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by stockholders who are entitled to cast at least 70% of the total number of votes entitled to be cast.	Brocade’s bylaws provide that upon the listing of its common stock on the Nasdaq Global Select Market and the registration of any class of securities of Brocade pursuant to the requirements of the Exchange Act, the stockholders of Brocade may not take action by written consent without a meeting but must take any such actions at a duly called annual or special meeting.

Amendment of Certificate of Incorporation	McDATA has reserved the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner now or hereafter prescribed in the certificate of incorporation, the bylaws or the General Corporation Law of the State of Delaware, and all rights conferred upon stockholders are granted subject to such reservation; provided, however, that,
Brocade has reserved the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner now or hereafter prescribed by statute, except at provided in Article   VIII of the certificate, and all rights conferred upon the stockholders are granted subject to this right.

Notwithstanding the above paragraph, the certificate or any preferred stock

	McDATA Stockholder Rights	Brocade Stockholder Rights

	in addition to any other vote that may be required, the affirmative vote of stockholders who are entitled to cast at least 70% of the total number of votes entitled to be cast at an election of directors is required to amend, alter, change or repeal, or to adopt any provision as part of the certificate of incorporation inconsistent with the purpose and intent of the certificate of incorporation articles relating to: management of the business and the conduct of the affairs of McDATA, limitation and regulation of the powers of McDATA and of its directors and stockholders; adoption, amendment, alteration or repeal of the bylaws; and amendment, alteration, change or repeal of the certificate of incorporation.	designation, Article VIII of the certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then- outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend or repeal Article VII (Management of Business and Board of Directors) and Article VIII (Required Vote to Amend Article VII and Article VIII).

Amendment of Bylaws	McDATA’s certificate of incorporation and bylaws provide that McDATA’s board of directors has the power to adopt, amend, or repeal the bylaws (including, without limitation, the amendment of any bylaw setting forth the number of directors who constitute the whole board of directors). The affirmative vote of at least a majority of the entire board of directors is required to adopt, amend, alter or repeal the bylaws. The bylaws also may be adopted, amended, altered or repealed by the affirmative vote of stockholders who are entitled to cast at least 70% of the total number of votes entitled to be cast at an election of directors.
Brocade’s bylaws provide that the original or other bylaws of Brocade may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that Brocade may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the board of directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

Brocade’s certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, shall be required to adopt, amend or repeal sections 2.2 (Annual Meeting) and 2.3 (Special Meeting) of Brocade’s bylaws.

Appraisal Rights	Appraisal rights are not available to McDATA stockholders with respect to the merger.	Appraisal rights are not available to Brocade’s stockholders with respect to the merger.

	McDATA Stockholder Rights	Brocade Stockholder Rights

Limitation of Personal Liability of Directors	McDATA’s certificate of incorporation provides that a director will not be personally liable to McDATA or McDATA’s stockholders for monetary damages for breach of fiduciary duties, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware.
Brocade’s certificate of incorporation does not address the personal liability of a director for breach of fiduciary duties.

Brocade’s bylaws do not address the personal liability of a director for breach of fiduciary duties.

Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Brocade Indemnification

Certificate of Incorporation

Brocade’s certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, as amended, a director of Brocade shall be indemnified by Brocade or its stockholders for monetary damages for breach of fiduciary duty as a director.

Brocade’s certificate of incorporation provides that Brocade shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of Brocade or any predecessor of Brocade or serves or served at any other enterprise as a director, officer or employee at the request of Brocade or any predecessor to Brocade.

Neither any amendment nor repeal of Brocade’s indemnification articles in its certificate of incorporation, shall eliminate or reduce the effect of the above described indemnification, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these indemnification articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Bylaws

Brocade’s bylaws provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or agent of Brocade), or is or was serving at the request of Brocade as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Brocade, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of Brocade, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Brocade’s bylaws also provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Brocade to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Brocade, or is or was serving at the request of Brocade as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of Brocade and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Brocade unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of Brocade has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the preceding paragraphs (unless ordered by a court) shall be made by Brocade only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the preceding paragraphs. Such determination shall be made (1) by Brocade’s board of directors or executive committee by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) or if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by Brocade in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he/she is not entitled to be indemnified by Brocade as authorized in its bylaws.

McDATA Indemnification

Certificate of Incorporation

McDATA’s certificate of incorporation provides that McDATA must indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification must continue as to a person who has ceased to be a director or officer of McDATA and inures to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, McDATA is not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by McDATA’s board of directors. The right to indemnification includes the right to be paid by McDATA the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. McDATA may, to the extent authorized from time to time by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of McDATA similar to those conferred to directors and officers of McDATA. The rights to indemnification and to the advance of expenses are not be exclusive of any other right which any person may have or hereafter acquire under McDATA’s certificate of incorporation or bylaws or any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Bylaws

McDATA’s bylaws require that McDATA indemnify its directors and officers who are parties or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of McDATA) because he or she is or was a director or officer of McDATA, or is or was a director or officer of McDATA serving at the request of McDATA as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of McDATA, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a suit or proceeding by or in the right of McDATA, no indemnification will be made if the officer or director was adjudged to be liable to McDATA unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Any indemnification (unless ordered by a court) will be made only as authorized upon a determination that the director or officer met the good faith standard of conduct set forth in McDATA’s bylaws. Such determination will be made:

•	by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum;

•	if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

•	by the stockholders.

To the extent, however, that a director or officer of McDATA has been successful on the merits or otherwise in defense of any action, suit or proceeding, he or she will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization.

Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding will be paid by McDATA in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by McDATA.

The right to indemnification and advancement of expenses is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise.

It is McDATA’s policy that indemnification of officers and directors entitled to such indemnification will be made to the fullest extent permitted by law.

The McDATA bylaws also provide that McDATA has the power to indemnify its employees and other agents as set forth in the General Corporation Law of the State of Delaware.

Indemnification under the Merger Agreement

Brocade shall, and shall cause McDATA to, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or who becomes prior to the effective time of the merger, an officer or director of McDATA or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such person is or was a director or officer of McDATA or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time (including matters, acts or omissions occurring in connection with the adoption of the merger agreement and the consummation of the transactions contemplated thereby), to the same extent such persons are entitled to be indemnified or have the right to advancement of expenses as of the date of the merger agreement by McDATA or any of its subsidiaries pursuant to the certificate of incorporation and bylaws of McDATA, or the charter documents of its subsidiaries, and indemnification agreements of McDATA and its subsidiaries in existence as of the date of the merger agreement with such persons. The certificate of incorporation and bylaws of the McDATA subsequent to the effective time of the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to such persons as those contained in the certificate of incorporation and bylaws of McDATA as in effect on the date of the merger agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of such persons, unless such modification is required by law.

Stockholder Rights Plan

Under General Corporation Law of the State of Delaware, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation and issuance of such rights.

Brocade Rights Plan

Effective February 7, 2002, Brocade’s board of directors adopted a share purchase rights plan pursuant to a rights agreement. In connection with the creation of the rights, Brocade’s board of directors authorized the issuance of 800,000 shares of Brocade preferred stock designated as “Series A Participating Preferred Stock.”

The Brocade rights agreement provides for a dividend distribution of one preferred share purchase right for each share of common stock outstanding as of the close of business on February 19, 2002. Each right entitles the holder to purchase from Brocade 1/1000 of a share of Brocade preferred stock designated as Series A Participating Preferred Stock at an exercise price of $280 per 1/1000 of a share. The rights currently are evidenced by the stock certificates representing the outstanding common shares. The rights will separate from the common stock and become exercisable following:

•	the tenth day (or such later date as may be determined by Brocade’s board of directors) after a person or group acquires beneficial ownership of 15% or more of Brocade’s common stock; or

•	the tenth day (or such later date as may be determined by Brocade’s board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of Brocade’s common stock.

If a person or group becomes the beneficial owner of 15% or more of Brocade’s common stock, then each right (other than rights owned by such person or group or its affiliates) will entitle the holder thereof to purchase, for $280 per 1/1000 of a share (subject to adjustment), or the Exercise Price, a number of shares of Brocade’s common stock having a then-current market value of twice the Exercise Price.

If, after a person or group becomes the beneficial owner of 15% or more of Brocade’s common stock, (a) Brocade merges into another entity, (b) an acquiring entity merges into Brocade or (c) Brocade sells more than 50% of its assets or earning power, then each right (other than rights owned by such person or group or its affiliates or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Brocade’s common stock of the person engaging in the transaction having a then current market value of twice the Exercise Price.

At any time after the date on which a person or group becomes the beneficial owner of 15% or more of Brocade’s common stock and prior to the acquisition by such person or group of 50% of the outstanding common stock of Brocade, Brocade’s board of directors may exchange the rights (other than rights owned by such person or group or its affiliates), in whole or in part, for shares of common stock of Brocade at an exchange ratio of one share of Brocade common stock per right (subject to adjustment).

The Series A Participating Preferred Stock has 1000 times the dividends declared per share of common stock. Each share of Series A Participating Preferred Stock has 1,000 votes, voting together with the common stock. In the event of a merger, consolidation or other transaction in which common stock is exchanged, each share of Series A Participating Preferred Stock will be entitled to receive 1,000 times the amount received in such merger, consolidation or share exchange received per share of common stock.

The rights expire on the earlier of the date the merger becomes effective or February 19, 2012. At any time prior to such time or prior to the acquisition by a person or a group of beneficial ownership of more than 15% of the outstanding common stock, Brocade’s board of directors may redeem the rights in whole, at a price per right of $.001, payable in cash or common stock. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders will be a right to receive the redemption price.

Brocade’s stockholder rights plan was amended on August 7, 2006 to, among other things, exclude McDATA from the definition of “Acquiring Person” as defined in the rights plan and to automatically terminate upon the effective time of the merger.

On November 17, 2006, the Brocade board of directors determined to terminate the rights plan through an amendment to the rights plan to accelerate the termination date of the rights plan. Brocade intends to implement this amendment in the near future.

McDATA Rights Plan

On May 18, 2001, McDATA adopted a share purchase rights plan pursuant to a rights agreement. In connection with the creation of the rights, McDATA’s board of directors authorized the issuance of 45,000 shares of McDATA preferred stock designated as “Series A Junior Participating Preferred Stock.”

The McDATA rights agreement provides for a dividend distribution of one preferred share purchase right, or a right, for each share of common stock outstanding on June 5, 2001 and authorizes the issuance of one right for each share of common stock issued between June 1, 2001 and the distribution date of rights certificates. Each right initially entitles the registered holder to purchase from McDATA 1/10,000th of a share of Series A Junior Participating Preferred Stock at a price of $200.00 per 1/10,000th of a preferred share, subject to adjustment. The rights currently are evidenced by the stock certificates representing the outstanding common shares. The rights will separate from the common stock and become exercisable following the earlier of:

•	ten days following a public announcement that a person or group has become the beneficial owner of 15% or more of the aggregate number of votes entitled to be cast by all outstanding shares of McDATA common stock; and

•	ten business days, or a later date as may be determined by McDATA’s board of directors, after a tender offer or exchange offer that would result in a person becoming the beneficial owner of 15% or more of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock is first published or sent or given within the meaning of Rule 14d-2(a) of under the Exchange Act.

If a person or group becomes the beneficial owner of 15% or more of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock (except as part of a tender or exchange offer for all of McDATA’s outstanding common stock, subject to certain conditions), then each holder of a right, except for such person or group, will be entitled to purchase, upon exercise, at the then current purchase price, in lieu of a number of 1/10,000ths of a share of preferred stock, such number of shares of McDATA Class B common stock equal to the result obtained by:

•	multiplying the then current purchase price by the then number of 1/10,000ths of a share of preferred stock for which a right was exercisable immediately prior to the time the person or group became the beneficial owner of 15% or more of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock; and

•	dividing that product by 50% of the current market price (determined pursuant to the rights agreement) per share of McDATA Class B common stock on that same date.

In the event that (1) McDATA merges into an acquiring company, (2) an acquiring company merges into McDATA, or (3) McDATA sells more that 50% of its assets, earning power or cash flow to an acquiring company, each right will entitle the holder, except for a person or group that is the beneficial owner of 15% or more of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock, to purchase, upon exercise at the then current purchase price such number of validly authorized and issued, fully paid, non-assessable and freely tradable shares of common stock of the acquiring company equal to the result obtained by:

•	multiplying the then current purchase price by the number of 1/10,000ths of a share of preferred stock for which a right is exercisable immediately prior to the acquisition; and

•	dividing that product by 50% of the then current market price (as determined pursuant to the rights agreement) per share of the common stock of the acquiring company on the date of consummation of the acquisition.

After a person or group obtains 15% or more of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock, but less than 50% of the aggregate number of votes entitled to by cast by all outstanding shares of McDATA common stock, McDATA’s board of directors may, at its option, exchange all or some of the then-outstanding and exercisable rights (other than rights owned by such person or group) for McDATA Class B common stock at an exchange ratio of one share of McDATA Class B common stock per right, adjusted to reflect any stock split, stock dividend or similar transaction.

McDATA’s board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time prior to the earlier of:

•	the tenth day after the first public announcement that a person or group has become the beneficial owner of 15% or more of the aggregate number of votes entitled to by cast by all outstanding common shares; or

•	June 5, 2011.

If not previously exercised, the rights will expire on the earlier of the date the merger becomes effective or June 5, 2011, unless McDATA earlier redeems or exchanges the rights or extends the final expiration date.

McDATA’s stockholder rights plan was amended on August 7, 2006, to, among other things, exclude Brocade from the definition of “Acquiring Person” as defined in the rights plan and to automatically terminate upon the effective time of the merger.

Anti-takeover Statute

A corporation can elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which generally protects publicly-traded Delaware corporations from hostile takeovers, and from actions following such takeover. However, Brocade and McDATA have not made this election and each is therefore governed by Section 203 of the Delaware General Corporation Law.

The Delaware business combination statute provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, the person is designated an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of three conditions is satisfied. First, if before the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, then the business combination is permitted. Second, a business combination is permitted if the tender offer or other transaction pursuant to which the person acquires 15% stock ownership is attractive enough such that the interested stockholder is able to acquire ownership in the same transaction of at least 85% of the outstanding voting stock (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers and those shares owned by certain employee stock ownership plans). Finally, the business combination is permissible if approved by the board of directors and authorized at an annual or special meeting of stockholders (action by written consent is not permitted) by the affirmative vote of at least two-thirds of the outstanding voting shares held by disinterested stockholders.

The “business combinations” prohibited under Delaware law include any of the following: any merger or consolidation with the interested stockholder; any sale, transfer or other disposition of assets to the interested stockholder if the assets have a market value equal to or greater than 10% of the aggregate market value of all of the corporation’s assets; any transfer of stock of the corporation to the interested stockholder, except for transfers in a conversion or exchange or a pro rata distribution; and any receipt by the interested stockholder of any loans, advances, guarantees, pledges, and other financial benefits, except in connection with a pro rata transfer. The Delaware statute does not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50% of its assets, or supports (or does not oppose) a tender offer for at least 50% of its voting stock. In such a case, all interested stockholders are not required to comply with the three year prohibition and may compete with the corporation-sponsored transaction.

McDATA’s board of directors has approved the merger, thereby making Section 203 inapplicable to the pending merger.

     STOCKHOLDER PROPOSALS FOR BROCADE’S FISCAL YEAR 2007 ANNUAL MEETING

Pursuant to Rule 14a-8 under the Exchange Act and in accordance with Brocade’s bylaws, a Brocade stockholder proposing to transact business at Brocade’s annual meeting of stockholders must provide notice of such proposal in the manner required by Brocade’s bylaws. In order for a stockholder proposal to be included in Brocade’s Proxy Statement and form of Proxy relating to the meeting for Brocade’s 2007 Annual Meeting of Stockholders, the proposal must have been received by Brocade no later than November 7, 2006. If a Brocade stockholder intends to submit a proposal or nomination for director for Brocade’s 2007 Annual Meeting of Stockholders that is not to be included in Brocade’s Proxy Statement and form of Proxy relating to the meeting, the stockholder must give Brocade notice in accordance with the requirements set forth in Brocade’s bylaws no later than January 18, 2007.

STOCKHOLDER PROPOSALS FOR McDATA’S FISCAL YEAR 2007 ANNUAL MEETING

McDATA will hold an annual meeting in the year 2007 only if the merger has not already been completed. Pursuant to Rule 14a-8 under the Exchange Act and in accordance with McDATA’s bylaws, a McDATA stockholder proposing to transact business at McDATA’s annual meeting of stockholders must provide notice of such proposal in the manner required by McDATA’s bylaws. In order for a stockholder proposal to be included in McDATA’s Proxy Statement and form of Proxy relating to McDATA’s 2007 Annual Meeting of Stockholders, the proposal must be received by McDATA no later than May 24, 2007. If a McDATA stockholder intends to submit a proposal or nomination for director for McDATA’s 2007 Annual Meeting of Stockholders that is not to be included in McDATA’s Proxy Statement and form of Proxy relating to the meeting, McDATA’s Bylaws have an advance notice procedure for stockholders to bring business before an annual meeting of McDATA stockholders. The advance notice procedure requires that a stockholder interested in presenting a proposal for action at an annual meeting of stockholders must deliver a written notice of the proposal, together with certain specified information relating to such stockholder’s stock ownership and identity, to McDATA’s Corporate Secretary at least 60 (but not more than 90) days before the first anniversary of the 2006 annual meeting. McDATA preliminarily plans to hold its annual meeting for 2007 on or about July 2007.

LEGAL OPINIONS

The validity of the shares of Brocade common stock offered by this joint proxy statement/prospectus and certain federal income tax consequences of the merger will be passed upon for Brocade by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

Weil, Gotshal and Manges LLP, of New York, New York, will pass upon certain federal income tax consequences of the merger for McDATA.

EXPERTS

The consolidated financial statements of Brocade Communications Systems, Inc. and its subsidiaries as of October 29, 2005 and October 30, 2004 and for each of the years in the three-year period ended October 29, 2005, and related financial statement schedule, are incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements, the related consolidated financial statement schedules and management’s report on the effectiveness of internal control over financial reporting for the years ended January 31, 2006 and 2005 incorporated in this joint proxy statement/prospectus by reference from McDATA Corporation’s Annual Report on Form 10-K for the year ended January 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of McDATA for the fiscal year ended January 31, 2004 incorporated in this joint proxy statement/prospectus by reference to McDATA Corporation’s Annual Report on Form 10-K for the year ended January 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of CNT as of January 31, 2005 and 2004, and for each of the years in the three-year period ended January 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and effectiveness of internal control over financial reporting as of January 31, 2005, expresses their opinion that CNT did not maintain effective internal control over financial reporting as of January 31, 2005 because of the effects of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that the following material weaknesses were identified as of January 31, 2005:

•	Procedures reconciling CNT’s offsite finished goods inventory to the general ledger were not adequate to ensure that the general ledger amounts represented actual offsite finished goods inventory. Specifically, CNT’s personnel were not adequately trained in CNT’s policies and procedures for physical tracking and recording changes to offsite finished goods inventory. This deficiency in internal control resulted in material misstatements of finished goods inventory and cost of products sold and operating expenses as of January 31, 2005.

•	CNT’s information technology access controls were not designed to prevent CNT personnel from accessing inventory accounting information and initiating erroneous accounting entries affecting amounts recorded as finished goods inventory. Specifically, this deficiency contributed to the aforementioned material misstatements in CNT’s interim and annual financial information.

DOCUMENTS INCORPORATED BY REFERENCE

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. You should rely only on the information contained in this joint proxy statement/prospectus and in the documents that Brocade and McDATA have incorporated by reference into this joint proxy statement/prospectus. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus.

The following documents, which were filed by Brocade with the SEC, are incorporated by reference into this joint proxy statement/prospectus, except to the extent of information which was furnished rather than filed by Brocade, all such furnished information specifically not being incorporated by reference herein:

•	Brocade’s Annual Report on Form 10-K for the fiscal year ended October 29, 2005 filed on January 19, 2006;

•	Brocade’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2006 filed on September 6, 2006;

•	Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 filed on June 7, 2006;

•	Brocade’s Quarterly Report on Form 10-Q for the quarter ended January 28, 2006 filed on March 8, 2006;

•	Brocade’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2005 filed on November 14, 2005;

•	Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 filed on November 14, 2005;

•	Brocade’s Quarterly Report on Form 10-Q/A for the quarter ended January 29, 2005 filed on March 9, 2005 as amended on November 14, 2005;

•	Brocade’s Current Report on Form 8-K filed on November 24, 2006;

•	Brocade’s Current Report on Form 8-K filed on November 21, 2006;

•	Item 8.01 of Brocade’s Current Report on Form 8-K filed on August 17, 2006;

•	Brocade’s Current Report on Form 8-K filed on August 8, 2006;

•	Brocade’s Current Report on Form 8-K filed on July 27, 2006;

•	Brocade’s Current Report on Form 8-K filed on June 15, 2006;

•	Brocade’s Current Report on Form 8-K filed on May 18, 2006;

•	Brocade’s Current Report on Form 8-K filed on May 12, 2006;

•	Brocade’s Current Report on Form 8-K filed on April 19, 2006;

•	Brocade’s Current Report on Form 8-K filed on February 8, 2006;

•	Brocade’s Current Report on Form 8-K filed on January 26, 2006;

•	Brocade’s Current Report on Form 8-K filed on December 21, 2005;

•	Brocade’s Current Report on Form 8-K filed on November 22, 2005;

•	Brocade’s Current Report on Form 8-K filed on November 14, 2005; and

•	the description of Brocade’s common stock contained in its Registration Statement on Form 8-A as filed on March 19, 1999 pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

The following documents, which were filed by McDATA with the SEC, are incorporated by reference into this joint proxy statement/prospectus, except to the extent of information which was furnished rather than filed by McDATA, all such furnished information specifically not being incorporated by reference herein:

•	McDATA’s Annual Report on Form 10-K for the fiscal year ended January 31, 2006 filed on April 26, 2006;

•	McDATA’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 filed on September 11, 2006;

•	McDATA’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed on June 9, 2006;

•	McDATA’s Current Report on Form 8-K filed on October 12, 2006;

•	McDATA’s Current Report on Form 8-K filed on October 3, 2006;

•	McDATA’s Current Report on Form 8-K filed on September 26, 2006;

•	McDATA’s Current Report on Form 8-K filed on September 18, 2006;

•	McDATA’s Current Report on Form 8-K filed on August 10, 2006;

•	McDATA’s Current Report on Form 8-K filed on August 8, 2006;

•	McDATA’s Current Report on From 8-K filed on August 8, 2006;

•	McDATA’s Current Report on Form 8-K filed on July 24, 2006;

•	McDATA’s Current Report on Form 8-K filed on June 8, 2006;

•	McDATA’s Current Report on Form 8-K filed on June 1, 2006;

•	McDATA’s Current Report on Form 8-K/A filed on June 7, 2005; and

•	the description of McDATA’s Class A common stock and Class B common stock contained in its Registration Statement on Form 8-A as filed on January 24, 2001 and Form 8-A filed on August 4, 2000 pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

In addition, all documents filed by Brocade and McDATA pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Brocade and McDATA respective special meetings are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

McDATA has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about McDATA, and Brocade has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Brocade.

WHERE YOU CAN FIND MORE INFORMATION

Brocade has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Brocade common stock to be issued to McDATA stockholders pursuant to the merger. This joint proxy statement/prospectus constitutes the prospectus of Brocade filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, Brocade and McDATA file annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents by requesting them in writing or by telephone from the appropriate company at the following addresses:

Requests for documents relating to Brocade	Requests for documents relating to McDATA
should be directed to:	should be directed to:

Brocade Communications Systems, Inc.	McDATA Corporation
Investor Relations	Investor Relations
1745 Technology Drive	11802 Ridge Parkway
San Jose, California 95110	Broomfield, Colorado 80021
(408) 333-5767	(720) 558-8000
investor-relations@brocade.com	investor_relations@mcdata.com

Brocade stockholders should contact Brocade Investor Relations at the address or telephone number listed above with any questions about the merger.

McDATA stockholders should contact McDATA Investor Relations at the address or telephone number listed above with any questions about the merger.

Information on Brocade Web Site

Information on any Brocade Internet web site is not part of this document and you should not rely on that information in deciding whether to approve the share issuance.

Information on McDATA Web Site

Information on any McDATA Internet web site is not part of this document and you should not rely on that information in deciding whether to adopt the merger agreement, unless that information is also in this joint proxy statement/prospectus or in a document that is incorporated by reference in this joint proxy statement/prospectus.

THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO McDATA AND ITS SUBSIDIARIES WAS PROVIDED BY McDATA AND ITS SUBSIDIARIES AND THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO BROCADE AND ITS SUBSIDIARIES WAS PROVIDED BY BROCADE AND ITS SUBSIDIARIES, AS THE CASE MAY BE.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION
BY AND AMONG
BROCADE COMMUNICATIONS SYSTEMS, INC.,
WORLDCUP MERGER CORPORATION
AND
MCDATA CORPORATION
Dated as of August 7, 2006

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Term	Reference

2.25% Notes	2.2(c)
3.00% Notes	2.2(c)
401(k) Plans	5.9(h)(i)
Acquisition	7.3(b)(iv)
Acquisition Proposal	5.3(g)(i)
Action of Divestiture	5.6(e)
Agreement	Preamble
Approval	2.12(c)(ii)
Book Entry Shares	1.7(c)
Briefings	5.6(b)
business day	8.3(a)
Certificate of Merger	1.2
Certificates	1.7(c)
Change of Recommendation	5.3(d)(i)
Change of Recommendation Notice	5.3(d)(i)(3)
Closing	1.2
Closing Date	1.2
CNT	2.2(c)
CNT Indenture	5.19
Code	Recitals
Company	Preamble
Company Affiliate	2.11
Company Balance Sheet	2.4(b)
Company Benefit Plans	2.12(a)
Company Board Approval	2.18
Company Charter Documents	2.1(b)
Company Class A Common Stock	1.6(a)
Company Class B Common Stock	1.6(a)
Company Common Stock	1.6(a)
Company Disclosure Letter	Article II
Company Financials	2.4(b)
Company Intellectual Property	2.7(a)(ii)
Company Lease	2.13(a)
Company Leased Property	2.13(a)
Company Material Contract	2.15(a)
Company Options	2.2(b)
Company Owned Property	2.13(b)
Company Permits	2.8(b)
Company Preferred Stock	2.2(a)
Company Privacy Policy	2.7(a)(vii)
Company Products	2.7(c)
Company Purchase Plan	1.6(e)
Company Real Property	2.13(b)

A-iv

Term	Reference

Company Registered Intellectual Property	2.7(a)(iv)
Company Restricted Stock	2.2(a)
Company Rights	2.2(a)
Company Rights Agreement	2.2(a)
Company SEC Reports	2.4(a)
Company’s FSA	5.9(d)
Company Stock Option Plans	2.2(b)
Company Stock-Based Award	5.9(c)
Company Termination Fee	7.3(b)(i)(1)
Confidentiality Agreement	5.4(a)
Continuing Employees	5.9(d)
Contract	2.2(a)
Controlled Group Affiliate	2.12(e)
Convertible Debt	2.2(c)
Credit Suisse	2.10
D&O Insurance	5.10(b)
Delaware Law	Recitals
Distribution Date	5.15
DOJ	5.6(a)
Domain Names	2.7(a)(i)
Effect	8.3(c)
Effective Time	1.2
Employee	2.12(a)
End Date	7.1(b)
ERISA	2.12(c)(i)
Exchange Act	2.3(c)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exchange Ratio	1.6(a)
Export Approvals	2.8(c)(i)
FCPA	2.8(d)
FTC	5.6(a)
GAAP	2.4(b)
Governmental Entity	2.3(c)
Hazardous Material	2.14(a)
Hazardous Material Activities	2.14(b)
Hazardous Materials Laws	2.14(b)
HSR Act	2.3(c)
include, includes and including	8.3(a)
Indemnified Parties	5.10(a)
Indenture	5.19
Intellectual Property	2.7(a)(i)
IP Contracts	2.7(j)
Issued Calls	5.19

A-v

Term	Reference

Knowledge	8.3(b)
Legal Requirements	2.2(e)
Liens	2.1(d)
Material Adverse Effect	8.3(c)
Merger	1.1
Merger Sub	Preamble
Merger Sub Common Stock	1.6(d)
Nasdaq	1.6(f)
Necessary Consents	2.3(c)
Open Source Material	2.7(q)
Parent	Preamble
Parent Balance Sheet	3.4(b)
Parent Benefit Plan	3.11(a)(i)
Parent Board Approval	3.15
Parent Charter Documents	3.1(b)
Parent Common Stock	1.6(a)
Parent Disclosure Letter	Article III
Parent Financials	3.4(b)
Parent Material Contract	3.13
Parent Options	3.2(b)
Parent Permits	3.8(b)
Parent Preferred Stock	3.2(a)
Parent Purchase	4.2(b)(v)
Parent Rights	3.2(a)
Parent Rights Agreement	3.2(a)
Parent SEC Reports	3.4(a)
Parent Stock Option Plans	3.2(b)
Parent Termination Fee	7.3(b)(ii)(1)
Parent’s FSA	5.9(d)
Parent’s Savings Plan	5.9(h)(ii)
Permits	2.8(b)
Person	8.3(d)
Personal Data	2.7(a)(v)
Proxy Statement/Prospectus	2.17
PTO	2.7(b)
Purchased Calls	5.19
Registered Intellectual Property	2.7(a)(iii)
Registration Statement	2.17
Representatives	5.3(a)
Restricted Purchases	4.2(b)(v)
Routine Grants	4.1(b)(iv)
Sarbanes-Oxley Act	2.4(c)
SEC	2.2(a)
Securities Act	2.4(a)

A-vi

Term	Reference

Share Issuance	Recitals
Significant Subsidiaries	2.1(b)
Stockholders’ Meeting	5.2(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)
Superior Offer	5.3(g)(ii)
Surviving Corporation	1.1
Surviving Corporation Common Stock	1.6(d)
Tax	2.6(a)
Taxes	2.6(a)
Tax Returns	2.6(b)(i)
the business of	8.3(a)
Triggering Event	7.1(i)
U.S. Bank	5.19
URLs	2.7(a)(i)
User Data	2.7(a)(vi)
Voting Debt	2.2(d)
Wells Fargo	5.19
WGM	5.14(b)
WSGR	5.14(b)

A-vii

INDEX OF EXHIBITS

Exhibit A Certificate of Merger
Exhibit B Parent Tax Certificate
Exhibit C Company Tax Certificate

A-viii

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of August 7, 2006, by and among Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), Worldcup Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and McDATA Corporation, a Delaware corporation (the “Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein.

B. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1).

C. The Board of Directors of the Company has resolved to recommend to its stockholders adoption of this Agreement.

D. The Board of Directors of Parent has authorized, and resolved to recommend to its stockholders approval of, the issuance of shares of Parent Common Stock (as defined in Section 1.6(a)) in connection with the Merger (the “Share Issuance”).

E. Parent, as the sole stockholder of Merger Sub, has approved, and immediately following the execution hereof, will adopt, this Agreement.

F. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

G. For United States federal income tax purposes, the parties intend that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2  Closing; Effective Time.   The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing; provided, however, that if all the conditions set forth in Article VI shall not have been satisfied or waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or waived. The date on which the Closing occurs is referred to herein as the “Closing Date.” Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger in the form attached hereto as Exhibit A with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date.

1.3  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 thereof. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4  Certificate of Incorporation and Bylaws.  At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety (as set forth on Exhibit A to the Certificate of Merger) to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is McDATA Corporation,” and the certificate of incorporation shall be amended so as to comply with Section 5.10(a). At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such bylaws; provided, however, that at the Effective Time, the bylaws shall be amended so as to comply with Section 5.10(a).

1.5  Directors and Officers.  The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

1.6  Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:

(a) Company Common Stock.  Each share of Class A Common Stock, par value $0.01 per share, of the Company (together with the associated Company Right (as defined in Section 2.2(a)) under the Company Rights Agreement (as defined in Section 2.2(a)) (“Company Class A Common Stock”) and each share of Class B Common Stock, par value $0.01 per share, of the Company (together with the associated Company Right under the Company Rights Agreement) (“Company Class B Common Stock” and, together with the Company Class A Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(c), will each be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive 0.75 of a validly issued, fully paid and nonassessable share (the “Exchange Ratio”) of common stock of Parent, par value $0.001 per share (together with any associated Parent Right (as defined in Section 3.2(a)) under the Parent Rights Agreement (as defined in Section 3.2(a)) (“Parent Common Stock”) upon surrender of the certificate representing such share of Company Common Stock (or surrender of a Book Entry Share (as defined in Section 1.7(c)) in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

(b) Repurchase Rights.  If any shares of Company Common Stock outstanding immediately prior to the Effective Time remain unvested or subject to a repurchase option, risk of forfeiture or other condition immediately following the Effective Time pursuant to the terms and conditions of any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action reasonably necessary to ensure that, from and after the Effective Time, the Surviving Corporation is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) Cancellation of Treasury and Parent Owned Stock.  Each share of Company Common Stock held by the Company or Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(d) Capital Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”). Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such share of Surviving Corporation Common Stock.

(e) Stock Options; Stock-Based Awards; Employee Stock Purchase Plan.  At the Effective Time, all Company Options (as defined in Section 2.2(b)) outstanding under each Company Stock Option Plan (as defined in Section 2.2(b)) shall be assumed by Parent in accordance with Sections 5.9(a) and 5.9(b). Company Stock-Based Awards (as defined in Section 5.9(c)) under the applicable Company Benefit Plans (as defined in Section 2.12(a)) shall be treated as set forth in Section 5.9(c). Rights outstanding under the Company’s Employee Stock Purchase Plan (the “Company Purchase Plan”) shall be treated as set forth in Section 5.9(g).

(f) Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s) (as defined in Section 1.7(c)), receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the 10 most recent trading days that Parent Common Stock has traded ending on the trading day one day prior to the Effective Time, as reported on the Nasdaq Stock Market’s National Market (“Nasdaq”).

(g) Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect fully the appropriate economic effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.

1.7  Surrender of Certificates.

(a) Exchange Agent.  Parent shall select Wells Fargo Shareowner Services or another institution reasonably satisfactory to the Company to act as the exchange agent (the “Exchange Agent”) hereunder for the purpose of distributing the Parent Common Stock and other cash amounts contemplated by this Article I to the holders of Company Common Stock.

(b) Parent to Provide Common Stock.  Promptly after the Effective Time, Parent shall enter into an agreement with the Exchange Agent (which agreement shall be in a form reasonably acceptable to the Company), which shall provide that Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6(a) in exchange for outstanding shares of Company Common Stock. In addition, Parent shall make available as necessary from time to time after the Effective Time, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d). Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company

Common Stock or non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d): (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book Entry Shares to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates and Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements (as defined in Section 2.2(e)), a cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(f) and a cash payment for any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book Entry Shares so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates or Book Entry Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

(d) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.6(f) will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates or Book Entry Shares. Subject to applicable Legal Requirements, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) Transfers of Ownership.  If shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates or Book Entry Shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons (as defined in Section 8.3(d)) requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes (as defined in Section 2.6(a)) required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book Entry Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) Required Withholding.  Each of Parent, the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirements). To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(g) No Liability.  Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to holders of shares of Company Common Stock pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to the holders of shares of Company Common Stock pursuant to this Article I shall promptly be paid to Parent.

(i) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares six months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates in compliance with this Section 1.7 shall after such delivery to the Surviving Corporation look only to the Surviving Corporation for the shares of Parent Common Stock pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d) with respect to the shares of Company Common Stock formerly represented thereby. If any Certificate or Book Entry Share shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 2.3(c)), any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.8  No Further Ownership Rights in Company Common Stock  All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(f) and 1.7(d)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9  Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10  Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-1(c), 1.368-2(g) and 1.368-3(a).

1.11  Further Action.  At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof (the “Company Disclosure Letter”), as follows:

2.1  Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power.  The Company and each of its Subsidiaries (as defined below) (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(b) Charter Documents.  The Company has delivered or made available to Parent: true and correct copies of (i) the certificate of incorporation (including any certificate of designations) and bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Subsidiary Charter Documents”), of each of its Significant Subsidiaries (as defined in Rule 1.02 of Regulation S-X promulgated by the SEC, “Significant Subsidiaries”), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents, none of the Company’s Significant Subsidiaries are in material violation of the applicable Subsidiary Charter Documents and none of the Company’s other Subsidiaries are in violation of its applicable certificate of incorporation and bylaws, or like organizational documents, each as amended to date, except for such violations as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Minutes.  The Company has made available to Parent and its representatives true and complete copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Significant Subsidiaries held since January 1, 2003.

(d) Subsidiaries.  Section 2.1(d) of the Company Disclosure Letter sets forth each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, the Company does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2  Capital Structure.

(a) Capital Stock.  The authorized capital stock of the Company consists of: (i) 250,000,000 shares of Company Class A Common Stock, (ii) 200,000,000 shares of Company Class B Common Stock and (iii) 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), 45,000 shares of which have been designated as Series A Junior Participating Preferred Stock, all of which have been reserved for issuance upon exercise of preferred stock purchase rights (the “Company Rights”) issuable pursuant to the Rights Agreement dated as of May 18, 2001, between the Company and the Bank of New York as Rights Agent (the “Company Rights Agreement”), a true and complete copy of which is filed as Exhibit 99.1 to the Company’s Registration Statement on Form 8-A filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2001. At the close of business on August 4, 2006: (x) 118,693,396 shares of Company Class A Common Stock and 35,642,368 shares of Company Class B Common Stock were issued and outstanding, in each case, excluding shares of Company Common Stock held by the Company in its treasury, (y) 1,439,560 shares of Company Class A Common Stock and 3,085,256 shares of Company Class B Common Stock were issued and held by the Company in its treasury, and (z) no shares of Company Preferred Stock were issued and outstanding. No shares of Company Common Stock are owned or held by any Subsidiary of the Company. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. Section 2.2(a) of the Company Disclosure Letter sets forth (A) the name of each holder of Company Restricted Stock, (B) the number of shares of Company Restricted Stock held by such holder, (C) the repurchase price of such Company Restricted Stock, (D) the date on which such Company Restricted Stock was purchased or granted, (E) the applicable vesting schedule pursuant to which the Company’s right of repurchase or forfeiture lapses, and (F) the extent to which such Company right of repurchase or forfeiture has lapsed as of the date hereof. Subject to the terms and conditions of the applicable restricted stock purchase agreement, upon consummation of the Merger, (1) the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, Merger Sub, the Company or any other Person, become subject to the restrictions, conditions and other provisions contained in such Contract (as defined below) and (2) Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under any such Contract without modification. There are no commitments or agreements to which the Company is bound obligating the Company to waive its right of repurchase or forfeiture with respect to any Company Restricted Stock as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Company Restricted Stock” shall mean shares of Company Common Stock that are subject to a Contract or other arrangement pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire such shares of Company Common Stock, including by forfeiture. For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date here of or as may hereinafter be in effect.

(b) Stock Options.  As of the close of business on August 4, 2006: (i) 8,208,706 shares of Company Class A Common Stock and 19,345,782 shares of Company Class B Common Stock were subject to issuance pursuant to outstanding Company Options (as defined below) to purchase Company Common Stock under the applicable Company Benefit Plans that are stock option plans as set forth on Section 2.12(a) of the Company Disclosure Letter (the “Company Stock Option Plans”) (equity or other equity-based awards, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Option Plans, other than the Company Rights, Company Stock-Based Awards and the Convertible Debt (as defined in Section 2.2(c)), are referred to in this Agreement as “Company Options”), (ii) no shares of Company Class A Common Stock or Class B Common Stock were reserved for future issuance under the Company Purchase Plan, and (iii) no shares of Company Class A Common Stock and no shares of Class B Common Stock were subject to issuance pursuant to outstanding Company Stock-Based Awards. Section 2.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Company Stock-Based Award and Company Option, and (1) the particular Company Benefit Plan (if any) pursuant to which such Company Stock-Based Award or Company Option was granted, (2) the name of the holder of such Company Stock-Based Award or Company Option, (3) the number of shares of Company Common Stock subject to such Company Stock-Based Award or Company Option, (4) the exercise price of such Company Stock-Based Award or Company Option, (5) the date on which such Company Stock-Based Award or Company Option was granted, (6) the applicable vesting schedule, and the extent to which such Company Stock-Based Award or Company Option is vested and exercisable, and (7) the date on which such Company Stock-Based Award or Company Option expires. All shares of Company Common Stock subject to issuance under the applicable Company Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The exercise price of each

Company Stock-Based Award and Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock-Based Award or Company Option. All grants of Company Stock-Based Awards and Company Options were validly issued and properly approved by the Board of Directors of the Company in material compliance with all applicable Legal Requirements and recorded on the Company Financials (as defined in Section 2.4(b)) in accordance with GAAP (as defined in Section 2.4(b)), and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to the Company other than as set forth in this Section 2.2(b).

(c) Convertible Debt.  The Company has (i) reserved 16,111,259 shares of Company Class A Common Stock for issuance upon conversion of the Company’s 2.25% Convertible Subordinated Notes due February 15, 2010 (the “2.25% Notes”) and (ii) reserved 8,476,787 shares of Company Class A Common Stock (of which 8,297,079 shares remain reserved) for issuance upon conversion of the 3.00% Convertible Subordinated Notes originally issued by Computer Network Technology Corporation (“CNT”) and for which the Company is now a co-obligor and guarantor (the “3.00% Notes” and, together with the 2.25% Notes, the “Convertible Debt”).

(d) Voting Debt.  Except as set forth in Section 2.2(c), no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company (collectively, “Voting Debt”), is issued or outstanding as of the date hereof.

(e) Other Securities.  Except as otherwise set forth in this Section 2.2 or in Section 2.2 of the Company Disclosure Letter, as of August 4, 2006, there are no securities, options, warrants, calls, rights, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, or otherwise granting the Company or any of its Subsidiaries the right to have a third party issue, deliver or sell to the Company or any of its Subsidiaries, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, arrangement or undertaking. All outstanding shares of Company Common Stock, all outstanding Company Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except for shares of Company Restricted Stock, there are not any outstanding Contracts of the Company or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities. Neither the Company nor any of its Subsidiaries is a party to, nor are there, any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(f) No Changes.  Since August 4, 2006, and through the date hereof, other than (i) pursuant to the exercise of Company Options outstanding as of August 4, 2006, issued pursuant to Company Stock Option Plans, (ii) pursuant to the exercise of Company Stock-Based Awards outstanding as of August 4, 2006, issued pursuant to the applicable Company Benefit Plans or (iii) repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, there has been no change in (A) the outstanding capital stock of the Company, (B) the number of Company Options or Company Stock-Based Awards outstanding, or (C) the number of other options, warrants or other rights to purchase capital stock of the Company.

2.3  Authority; Non-Contravention; Necessary Consents.

(a) Authority.  The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Company’s stockholders. The adoption of this Agreement by the holders of a majority of the outstanding shares of Company Class A Common Stock, which are entitled to one (1) vote per share, and Company Class B Common Stock, which are entitled to one-tenth (1/10) of a vote per share, voting together as a single class, is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms , except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Non-Contravention.  The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to obtaining the consents set forth in Section 2.3(b) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract (as defined in Section 2.15), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults or violations that would not be material to the Company and its Subsidiaries, taken as a whole, or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with its terms.

(c) Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental entity or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental function (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.17) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the effectiveness of the Registration Statement (as defined in Section 2.17), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the consents listed on Section 2.3(c) of the Company Disclosure Letter, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (vi) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (v) are referred to herein as the “Necessary Consents.”

2.4  SEC Filings; Financial Statements.

(a) SEC Filings.  The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February 1, 2003. The Company has made available to Parent all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports. The Company SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports.

(b) Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (as amended prior to the date of this Agreement) (the “Company Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of the Company contained in the Company SEC Reports as of April 30, 2006, is hereinafter referred to as the “Company Balance Sheet.” Other than liabilities (A) disclosed in the Company Financials or (B) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Internal Controls and Procedures.   The Company has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2006, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of January 31, 2006. Since January 31, 2006 and through the date hereof, to the Knowledge of the Company, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended January 31, 2007, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal controls over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements of the Company and its Subsidiaries. To the Knowledge of the Company, since the date of the Company’s most recent Form 10-Q filed with the SEC, neither the Company nor any of its Subsidiaries (including any Employee (as defined in Section 2.12(a)), nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials, the Company has disclosed to Parent all deficiencies and weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by the Company and its Subsidiaries.

(d) Sarbanes-Oxley Act; Nasdaq.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

2.5  Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet there has not been: (a) any Material Adverse Effect on the Company, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any repurchase for value or redemption by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries except for repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, (c) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock, (d) any granting by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice (other than to directors or officers of the Company), or any payment by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) bonus, except for bonuses made in the ordinary course of business consistent with past practice (other than to directors or officers of the Company), or any granting by the Company or any of its Subsidiaries of any material (whether individually or in the aggregate) increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any material (whether individually or in the aggregate) employment, severance, termination or indemnification agreement, (e) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.7(a)(i)), other than non-exclusive license, supply and distribution agreements entered into in the ordinary course of business consistent with past practice, (f) any material (whether individually or in the aggregate) amendment or consent with respect to any Company Material Contract in effect since the date of the Company Balance Sheet, (g) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or (h) any material revaluation by the Company of any of its assets.

2.6  Taxes.

(a) Definition.  For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.6(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6(a) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries have filed all material federal, state, local and foreign returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(ii) The Company and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(iii) No audit or other examination of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(iv) The Company has made available to Parent or its legal counsel, copies of all material Tax Returns for the Company and each of its Subsidiaries filed for all periods beginning February 1, 2003 or later.

(v) Neither the Company nor any of its Subsidiaries is, nor has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(vi) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(vii) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(viii) Neither the Company nor any of its Subsidiaries has taken any action or has failed to take any action or knows of any fact, agreement, plan or other circumstance that would cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

2.7  Intellectual Property.

(a) Definitions.  For the purposes of this Agreement, the following terms have the following meanings:

(i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer data; (C) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (E) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”), (F) all computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (G) all industrial designs and any registrations and applications therefor throughout the world; (H) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (I) all databases and data collections and all rights therein throughout the world; (J) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (K) any similar or equivalent rights to any of the foregoing anywhere in the world.

(ii) “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(iii) “Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; and (C) registered copyrights and applications for copyright registration.

(iv) “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(v) “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person.

(vi) “User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company or any of its Subsidiaries from users of any Company Product or website of the Company or any of its Subsidiaries.

(vii) “Company Privacy Policy” shall mean any external or internal, past or present policy of the Company or any of its Subsidiaries relating to: (A) the privacy of users of any Company Product or of any externally accessible website of the Company or any of its Subsidiaries, (B) the collection, storage, disclosure, and transfer of any User Data or Personal Data, or (C) any Employee information.

(b) Registered Intellectual Property; Proceedings.  Section 2.7(b) of the Company Disclosure Letter sets forth (i) all material Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, the filing, publication, issue and/or expiration dates, and the corresponding application and registration numbers and similar identifiers, (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any material Company Registered Intellectual Property.

(c) Company Products.  Section 2.7(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all products, software or service offerings of the Company or any of its Subsidiaries

(collectively, “Company Products”) that are currently being sold, distributed, provided or otherwise disposed of, or which the Company or any of its Subsidiaries currently supports or is obligated to support or maintain, or any products or services under development which the Company intends to make commercially available within 12 months of the date hereof.

(d) No Order.  No material Company Intellectual Property or Company Product is subject to any proceeding or outstanding order, Contract or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may adversely affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(e) Registration.  Each item of material Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance and renewal fees currently due in connection with such material Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such material Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such material Company Registered Intellectual Property. The Company has no Knowledge of any facts or circumstances that would render any material Company Registered Intellectual Property unenforceable.

(f) Absence of Liens.  The Company owns and has good and exclusive title to each item of material Company Intellectual Property (including all Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product) owned by it, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted in the ordinary course of business consistent with past practice and Liens that do not materially restrict Company’s use or exploitation of any Company Intellectual Property). All Company Intellectual Property will be fully transferable, alienable and licensable by the Surviving Corporation and/or Parent without material restriction and without material payment of any kind to any third party.

(g) Third-Party Development.  To the extent that any technology, software or Intellectual Property has been developed or created independently or jointly by a third party for the Company or any of its Subsidiaries, or any technology, software or other Intellectual Property that has been developed or created independently or jointly by a third party is incorporated into or bundled or distributed with any of the Company Products, the Company and its Subsidiaries have a written agreement with such third party with respect thereto and the Company and its Subsidiaries thereby either (i) have obtained ownership of, and are the exclusive owners of, or (ii) have obtained licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all technology, software or Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so. Except as set forth on Section 2.7(g) of the Company Disclosure Letter, no Person who has licensed any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements made by or for the Company or any such Subsidiary in such Intellectual Property. Without limiting the foregoing, the Company and each of its Subsidiaries has the right to use, pursuant to valid licenses, all data (including personal data of third parties), all software development tools, library functions, operating systems, data bases, compilers and all other third-party software to the extent that each of the foregoing (i) is used in the operation of the Company’s and its Subsidiaries’ business, or (ii) is required to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into or distributed with any Company Product.

(h) Transfers.  Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property that is or was Company Intellectual Property (including any Company Intellectual Property embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company), to any third party, or knowingly permitted the Company’s rights in such Intellectual Property to lapse or enter the public domain.

(i) Licenses.  Other than “shrink wrap” and similar widely available commercial end-user licenses, Section 2.7(i) of the Company Disclosure Letter sets forth a list of all contracts, licenses and agreements to which the Company or any of its Subsidiaries is a party (i) with respect to material Company Intellectual Property licensed or transferred to any third party, or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company or any of its Subsidiaries.

(j) No Conflict.  All Contracts affecting the use or ownership of either (i) material Company Intellectual Property, or (ii) Intellectual Property of a third party licensed to the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, are in full force and effect (such Contracts referred to herein as “IP Contracts”). The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments (including allowing any third party to require the Company or any of its Subsidiaries to prepay any obligations or result in the loss of any prepaid royalties or fees) with respect to, any IP Contracts. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any IP Contracts and, to the Knowledge of the Company, all other parties to IP Contracts are in compliance with, and have not materially breached any term of, such Contracts. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under all IP Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional material amounts or material consideration, or the loss of any material prepaid royalties or material fees, other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay or would lose.

(k) Effect of Transaction.  Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or the Surviving Corporation by operation of law or otherwise of any contracts or agreements to which the Company or any of its Subsidiaries are a party, will result in (i) either Parent or the Surviving Corporation granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either Parent or the Surviving Corporation being bound by, or subject to, any non-compete or other material restriction on the operation or scope or their respective businesses, or (iii) either Parent or the Surviving Corporation being obligated to pay any material royalties or other material amounts to any third party in excess of those payable by Parent or the Company, respectively, prior to the Closing.

(l) No Infringement.  To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business currently is conducted and reasonably contemplated to be conducted, including (i) the Company’s and its Subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products, software or services of the Company and its Subsidiaries (including Company Products), (ii) the Company’s use of any product, device, algorithm or process and (iii) the use, distribution and exploitation of User Data (if any), has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.

(m) All Necessary Intellectual Property.  To the Knowledge of Company, the Company and its Subsidiaries own or otherwise have sufficient rights to all material Intellectual Property used in and/or necessary to the conduct of the business of the Company and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by the Company and its Subsidiaries.

(n) No Notice of Infringement.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice from any third party that the operation of the business of the Company or any of its Subsidiaries or any act, product or service of the Company or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.

(o) No Third Party Infringement.  To the Knowledge of the Company, no Person has infringed or misappropriated, or is infringing or misappropriating, any material Company Intellectual Property, including any Company Intellectual Property (other than Company Intellectual Property owned by a third party) embodied in, or necessary for the use, distribution, importation, sale or other exploitation of, any Company Product by the Company.

(p) Proprietary Information Agreements.  The Company and each of its Subsidiaries has taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to the Company or any of its Subsidiaries, and, without limiting the foregoing, each of the Company and its Subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information and confidentiality agreement substantially in the form provided to Parent, and to the Knowledge of the Company, all Employees of the Company and any of its Subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to have a Material Adverse Effect on the Company.

(q) Open Source.  For purposes of this Agreement, “Open Source Material” shall mean any software or other Intellectual Property that is distributed or made available as “open source software” or “free software” or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Intellectual Property. Open Source Materials includes software that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License or BSD License, as well as all other similar “public” licenses.

(i) Section 2.7(q)(i) of the Company Disclosure Letter accurately identifies and describes (A) each item of Open Source Material (x) that is material to a Company Product and (y) that is or has been contained in, distributed with, or used in the development of a Company Product or from which any part of any Company Product has been derived, or which is or has been distributed or made available to any third party by or for the Company or any of its Subsidiaries, (B) the applicable license terms for each such item of Open Source Material, (C) the Company Product(s) (if any) to which each such item of Open Source Material relates, and (D) whether (and if so, how) each such item of Open Source Material has been modified or distributed by or for the Company or any of its Subsidiaries.

(ii) Except as set forth in Section 2.7(q)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Product or Company Intellectual Property or used Open Source Materials to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source Materials in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source Materials, in the case of each of (A), (B) or (C), in a manner that (x) imposes or could impose a requirement or condition that such Company Product or Company Intellectual Property (or any material portion thereof) (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works, or (3) be redistributable at no charge, or (y) grants or would require the grant of a license to any Person of any Company Intellectual Property.

(r) Privacy and Personal Data.  Neither the Company nor its Subsidiaries have breached or violated any Company Privacy Policy and, to the Knowledge of Company, there has been no unauthorized or illegal use of or access to any of the User Data or Personal Data collected by Company or its Subsidiaries from its customers or users of its websites. Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, nor Parent’s or the Surviving Corporation’s possession or use of any User Data will result in any violation of any law or Company Privacy Policy.

2.8  Compliance; Permits; Exports; FCPA.

(a) Compliance.  Neither the Company nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date hereof, the Company has not received notice that any investigation or review by any Governmental Entity is pending and, to the Knowledge of the Company, no such investigation or review has been threatened, against the Company or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (i) any business practices of the Company or any of its Subsidiaries, (ii) any acquisition of material property by the Company or any of its Subsidiaries or (iii) the conduct of business by the Company and its Subsidiaries as currently conducted.

(b) Permits.  The Company and its Subsidiaries hold, to the extent legally required, all material permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company and its Subsidiaries as currently conducted (collectively, “Company Permits”). As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except for such suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.

(c) Export Control Laws.  Each of the Company and its Subsidiaries (x) is conducting its export transactions in accordance in all material respects, and (y) has conducted its export transactions in accordance, other than as would not reasonably be expected to have a Material Adverse Effect on the Company, with all applicable U.S. export and re-export control laws and, to the Knowledge of the Company, all other applicable import/export controls in other countries in which the Company and its Subsidiaries conduct business.

(i) Each of the Company and its Subsidiaries has obtained, and is in material compliance with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (A) the export and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(ii) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims or legal actions against the Company or any Subsidiary alleging a violation of such Export Approvals or the export control laws of any Governmental Entity; and

(iii) No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required by the consummation of the Merger, other than such Export Approvals the failure of which to obtain would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company.

(d) Foreign Corrupt Practices Act.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, agent, Employee or other Person associated with or acting on their behalf, has, directly or indirectly, materially violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and to the Knowledge of the Company, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. The Company has established reasonable internal controls and procedures designed to ensure compliance with the FCPA.

2.9  Litigation.  As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to be material to the Company and its Subsidiaries taken as a whole.

2.10  Brokers’ and Finders’ Fees; Fees and Expenses.  Except for fees payable to Credit Suisse Securities LLC (USA) (“Credit Suisse”) pursuant to an engagement letter dated June 24, 2004, a copy of which has been provided to Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of the Company. Section 2.10 of the Company Disclosure Letter sets forth a listing of any Contract with any accountant, broker, financial advisor, consultant, legal counsel or other Person retained by the Company in connection with this Agreement or the transactions contemplated hereby which is other than on a “time and materials” basis at customary rates.

2.11  Transactions with Affiliates.  Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 2.11 of the Company Disclosure Letter sets forth a list of those Persons who may be deemed to be, in the Company’s reasonable judgment, affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”).

2.12  Employee Benefit Plans.

(a) Schedule.  Section 2.12(a) of the Company Disclosure Letter sets forth a correct and complete list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other material employee benefit plans, programs, agreements, policies, contracts, arrangements or payroll practices, including Company Material Contracts pursuant to Section 2.15(a)(ii), bonus plans, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical, dental, vision, life insurance, educational assistance and scholarship plans and programs or other material employee benefit plans or program, whether written or unwritten, funded or unfunded, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.12(e)) for the benefit of current or former employees, consultants or directors (each, an “Employee”), or with respect to which the Company or any Controlled Group Affiliate has or may have any liability or obligation (collectively, the “Company Benefit Plans”). Neither the Company nor any Controlled Group Affiliate has a Contract, plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to modify any existing Company Benefit Plan that would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(b) Documents.  With respect to each Company Benefit Plan covering Employees who perform services in the United States, the Company has delivered or made available to Parent for review, (i) the most recent documents constituting the Company Benefit Plans (including all amendments thereto and related trust documents), and with respect to any Company Benefit Plan that has been merged into another Company Benefit Plan, the plan documents in effect prior to the merger of such plan, (ii) the most recent annual actuarial valuations and/or audited statement of assets and liabilities for each applicable Company Benefit Plan, (iii) the most recent Form 5500 and all schedules thereto, (iv) the most recent Approval (as defined in Section 2.12(c)(i)) for each Company Benefit Plan, as applicable, (v) all material correspondence to or from any Governmental Entity relating to any Company Benefit Plan, (vi) all discrimination tests for each Company Benefit Plan, if applicable, for the most recent plan year, (vii) all material communications to Employees regarding in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Company Benefit Plan or proposed Company Benefit Plan, and (viii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Benefit Plan.

(c) Benefit Plan Compliance.

(i) With respect to each Company Benefit Plan, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries would be subject to any material liability under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or any other applicable Legal Requirement, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(ii) Each Company Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Benefit Plan, including any material amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals which would not reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. Except as required by Legal Requirements, no condition exists that would prevent the Company or Parent from terminating or amending any Company Benefit Plan at any time for any reason without material liability to the Company and its Controlled Group Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii) No material oral or written representation or commitment with respect to any material aspect of any Company Benefit Plan has been made to an Employee of the Company or any of its Subsidiaries by an authorized Employee of the Company that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans that would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body or any material number or category of its Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced, or to the Knowledge of the Company, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any material claim, which would reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(d) Plan Funding.  With respect to the Company Benefit Plans, there are no material benefit or funding obligations for which contributions have not been made or properly accrued or will not be offset by insurance and there are no material benefit or funding obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company. The assets of each Company Benefit Plan which is funded are reported at their fair market value on the books and records of such Company Benefit Plan.

(e) No Pension or Welfare Plans.  Neither the Company nor any other Person under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” as defined in ERISA or the Code, or (iv) “funded welfare plan” within the meaning of Section 419 of the Code. No Company Benefit Plan provides health benefits that are not fully insured through an insurance contract.

(f) Continuation Coverage.  No Company Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any Person for any reason (other than coverage mandated by applicable Legal Requirements and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as would not otherwise reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole.

(g) Effect of Transaction.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no contract, agreement, plan or arrangement to which the Company or any Controlled Group Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(h) Labor.  The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company,

there are no activities or proceedings of any labor union to organize any Employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated which may materially interfere with the respective business activities of the Company or any of its Subsidiaries. None of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

(i) Employment Matters.  Except as would not reasonably be expected to result in material liability to the Company and its Controlled Group Affiliates, taken as a whole, the Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by each of the U.S. Employees (other than consultants and contractors) are terminable at will by the Company and the Company is not a party to any Contract with any U.S. Employees (other than consultants and contractors) that provides for severance or other post-termination pay. Neither the Company nor any of its Subsidiaries is party to any Contract with any non-U.S. Employee that provides benefits to such non-U.S. Employee or restrictions on the Company in excess of those required by applicable Legal Requirements.

2.13  Title to Properties.

(a) Leases.  Section 2.13(a) of the Company Disclosure Letter sets forth a list of all material real property leases to which the Company or any of its Subsidiaries is a party or by which any of them is bound (each, a “Company Lease”). No party has a right to occupy any of the premises subject to a Company Lease (“Company Leased Property”) except for the Company or its Subsidiaries. The Company has made available to Parent a true and complete copy of each Company Lease.

(b) Properties.  Section 2.13(b) of the Company Disclosure Letter sets forth a list of all real property owned by the Company or any of its Subsidiaries (the “Company Owned Property” and collectively with the Company Leased Property, the “Company Real Property”). With respect to the Company Owned Property, the Company has made available to Parent copies of the deeds and other instruments (as recorded) by which the Company or any of its Subsidiaries acquired such parcel of property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Company or any of its Subsidiaries relating thereto. Except as would not materially and adversely affect the ability of the Company or Subsidiary to operate its business as now being conducted, there are no structural, electrical, mechanical, plumbing, roof, paving or other defects in any improvements located on any of the Company Owned Property. There are no pending, or, to the Knowledge of the Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to adversely affect the Company Real Property.

(c) Valid Title.  The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to the Company and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes or (ii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.14  Environmental Matters.  Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) no underground storage tanks and no amount of any substance that has been designated as radioactive, toxic, hazardous or a pollutant or contaminant or words of similar meaning and effect by applicable Legal Requirements, including PCBs, asbestos, petroleum, urea-formaldehyde and mold, (a “Hazardous Material”) are present as a result of the actions of the Company or any of its Subsidiaries or any affiliate of the Company, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased;

(b) neither the Company nor any of its Subsidiaries has disposed of, transported, stored, sold, used, released, generated, exposed its Employees or others to, or distributed, manufactured, sold, transported or disposed of any product containing a Hazardous Material (collectively “Hazardous Material Activities”) in violation of any Legal Requirement to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity (collectively, “Hazardous Materials Laws”);

(c) no action or proceeding is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries arising out of Hazardous Materials Laws;

(d) neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Hazardous Materials Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries; and

(e) to the Knowledge of the Company, there are no facts or circumstances likely to prevent or delay timely compliance by the Company or any of its Subsidiaries with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

2.15  Contracts.

(a) Material Contracts.  For purposes of this Agreement, “Company Material Contract” shall mean:

(i) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) any employment or consulting Contract (in each case, under which the Company or any of its Subsidiaries may have continuing obligations as of the date hereof) with (A) any current or former executive officer or other employee of the Company earning an annual salary in excess of $200,000 or (B) any member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(iii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any agreement of indemnification or any guaranty that is or could be material to the Company and its Subsidiaries, taken as a whole (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) other than any agreement of indemnification entered into in connection with the sale or license of hardware or software products in the ordinary course of business;

(v) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business, (B) granting any exclusive rights, or (C) otherwise prohibiting or limiting the right of the Company and its Subsidiaries to sell, distribute or manufacture any material products or services or to purchase or otherwise obtain any material software, components, parts or subassemblies;

(vi) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(vii) any Contract governing the terms of any material ownership or investments of the Company or any of its Subsidiaries in any other Person or business enterprise other than Company’s Subsidiaries, or any Contract pursuant to which the Company or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than the Company’s Subsidiaries;

(viii) any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property that will not be wholly owned by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of 90 days or less;

(ix) any Contract to provide source code to any third party for any product or technology of the Company and its Subsidiaries;

(x) any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, which represents a value or liability in excess of $1,000,000 on an annual basis, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company or its Subsidiaries;

(xi) any Contract to license any third party to manufacture or reproduce any of the Company’s products, services or technology or any Contract to sell or distribute any of the Company’s products, services or technology, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 90 days or less;

(xii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $750,000, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business;

(xiii) any material settlement agreement with continuing obligations thereunder entered into within five years prior to the date of this Agreement;

(xiv) any Company Lease; or

(xv) any other Contract that has a value of $2,000,000 or more in any individual case and which may not be terminated without penalty upon notice of 90 days or less, or is otherwise material and relates to one of the Company’s customers listed on Section 2.15(a)(xv) of the Company Disclosure Letter which sets forth a list of the Company’s top 10 customers by revenue for the fiscal year ended January 31, 2006.

(b) Schedule.  Section 2.15(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 2.15(a)(i) through 2.15(a)(xv) hereof.

(c) No Breach.  All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

2.16  Insurance.  The insurance policies covering the Company, its Subsidiaries or any of their respective Employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance are set forth on Section 2.16 of the Company Disclosure Letter. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

2.17  Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”), will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company, at the time of the Parent and Company Stockholders’ Meetings (as defined in Section 5.2(a)) or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

2.18  Board Approval.  The Board of Directors of the Company has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Company Board Approval”), (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting.

2.19  Fairness Opinion.  The Company’s Board of Directors has received a written opinion from Credit Suisse, dated as of August 7, 2006, to the effect that, as of such date and subject to the matters set forth in the opinion, the aggregate number of shares of Parent Common Stock to be received by the holders of Company Common Stock pursuant to the Merger (based on 150,330,384 shares of Company Common Stock outstanding as of July 31, 2006) is fair, from a financial point of view, to such holders of Company Common Stock, other than Parent. A written copy of such opinion will be provided to Parent prior to the execution of this Agreement, solely for informational purposes, promptly following the execution and delivery of this Agreement by the Company.

2.20  Rights Plan.  The Company has taken all action so that (a) Parent shall not be an “Acquiring Person” under the Company Rights Plan and (b) the entering into of this Agreement and the Merger and the consummation of the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered as a result thereof.

2.21  Takeover Statutes.  The Board of Directors of the Company has taken all necessary actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a “business combination” (as defined in such Section 203), and any other similar Legal Requirement, are not applicable to this Agreement, the Merger and the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, except as set forth in the disclosure letter supplied by Parent and Merger Sub dated as of the date hereof (the “Parent Disclosure Letter”), as follows:

3.1  Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power.  Parent and each of its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Charter Documents.  Parent has delivered or made available to the Company a true and correct copies of (i) the certificate of incorporation (including any Certificate of Designations) and bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the Subsidiary Charter Documents of each of its Significant Subsidiaries, and each such instrument is in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents and each Significant Subsidiary of Parent is not in violation of its respective Subsidiary Charter Documents, except in the case of a Significant Subsidiary, as would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) Subsidiaries.  Exhibit 21 to Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 includes all the Subsidiaries of Parent which are Significant Subsidiaries. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Significant Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in such Exhibit 21, owned directly or indirectly by Parent, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws, or as would not reasonably be expected to have a Material Adverse Effect on Parent or a material adverse effect on such Significant Subsidiary.

3.2  Capital Structure.

(a) Capital Stock.  The authorized capital stock of Parent consists of: (i) 800,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”), of which 800,000 shares have been designated as Series A Participating Preferred Stock, all of which have been reserved for issuance upon exercise of preferred stock purchase rights (the “Parent Rights”) issuable pursuant to the Preferred Stock Rights Agreement dated as of February 7, 2002 by and between Parent and Wells Fargo Bank, MN N.A. (the “Parent Rights Agreement”), a true and complete copy of which is filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on February 11, 2002. At the close of business on August 4, 2006: (A) 270,232,918 shares of Parent Common Stock were issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (B) no shares of Parent Common Stock were held by Parent in its treasury, and (C) no shares of Parent Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) Stock Options.  As of the close of business on August 4, 2006: (i) 41,513,674 shares of Parent Common Stock were subject to issuance pursuant to outstanding options to purchase Parent Common Stock under the stock option, stock award, stock appreciation or phantom stock plans of Parent (the “Parent Stock Option Plans”) (stock options, stock awards, stock appreciation rights, phantom stock awards, stock-related awards and performance awards granted by Parent pursuant to the Parent Stock Option Plans are referred to in this Agreement as “Parent Options”), (ii) 32,185,861 shares of Parent Common Stock were reserved for future issuance under the employee stock purchase plan of Parent, and (iii) no shares of Parent Common Stock were subject to issuance pursuant to outstanding options, rights or warrants to purchase Parent Common Stock issued other than pursuant to the Parent Stock Option Plans and the Parent employee stock purchase plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Since February 1, 2005, the exercise price of each Parent Option has been no less than the fair market value of a share of Parent Common Stock as determined on the date of grant of such Parent Option. Since February 1, 2005, all grants of Parent Options were validly issued and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in material compliance with all applicable Legal Requirements and recorded on the Parent Financials (as defined in Section 3.4(b)) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards with respect to Parent, other than as set forth in this Section 3.2(b).

(c) Voting Debt.  No Voting Debt of Parent is outstanding as of the date hereof.

(d) Other Securities.  Except as otherwise set forth in this Section 3.2, as of August 4, 2006, there are no securities, options, warrants, calls, rights, Contracts, arrangements or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, arrangement or undertaking. All outstanding shares of Parent Common Stock, all outstanding Parent Options, and all outstanding shares of capital stock of each Subsidiary of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts.

(e) No Changes.  Since August 4, 2006, and through the date hereof, other than (i) pursuant to the exercise of Parent Options outstanding as of August 4, 2006, issued pursuant to the Parent Stock Option Plans, (ii) issuances under Parent’s employee stock purchase plan, or (iii) repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, there has been no change in (A) the outstanding capital stock of Parent, (B) the number of Parent Options outstanding, or (C) the number of other options, warrants or other rights to purchase Parent capital stock, which would constitute a material change in the capitalization of Parent.

(f) Merger Sub Capital Stock.  The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

3.3  Authority; Non-Contravention; Necessary Consents.

(a) Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur immediately following the execution hereof, the approval of the Share Issuance by the holders of a majority of the outstanding shares of Parent Common Stock and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Non-Contravention.  The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate any provision of the Parent Charter Documents, the certificate of incorporation or bylaws of Merger Sub or any other Subsidiary Charter Documents of any Subsidiary of Parent, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to Parent, Merger Sub or any of Parent’s other Subsidiaries or by which Parent, Merger Sub or any of Parent’s other Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to obtaining the consents set forth in Section 3.3(b) of the Parent Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contract (as defined in Section 3.13), except, in the case of clauses (ii) and (iii) above, for any such consents, waivers and approvals under any of Parent’s or any of its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Material Adverse Effect on Parent.

(c) Necessary Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for (i) the Necessary Consents and (ii) such other consents, clearances, authorizations, filings, approvals and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

3.4  SEC Filings; Financial Statements.

(a) SEC Filings.  Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since February 1, 2003. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports. The Parent SEC Reports did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC. Parent has previously furnished to the Company a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC, but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Reports.

(b) Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (as amended prior to the date of this Agreement) (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC). The balance sheet of Parent contained in the Parent SEC Reports as of April 29, 2006, is hereinafter referred to as the “Parent Balance Sheet.” Other than liabilities (A) disclosed in the Parent Financials or (B) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required by GAAP to be disclosed on a consolidated balance sheet or in the notes thereto which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) Internal Controls and Procedures.  Parent has established and maintains disclosure controls and procedures and internal control over financial reporting as such terms are defined and as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 29, 2005, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal controls over financial reporting as of October 29, 2005. Since October 29, 2005 and through the date hereof, to the Knowledge of Parent, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of Parent’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 28, 2006, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has established and maintains, adheres to and enforces a system of internal control over financial reporting, which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Board of Directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements of Parent and its Subsidiaries. To the Knowledge of Parent, since the date of Parent’s most recent Form 10-Q filed with the SEC, neither Parent nor any of its Subsidiaries (including any Employee), nor Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness, which as of the date hereof has not been reasonably resolved, in the design or operation of internal controls over financial reporting utilized by Parent and its Subsidiaries, (B) any fraud, whether or not material, that involves Parent’s management or other Employees), or (C) any claim or allegation regarding any of the foregoing.

(d) Sarbanes-Oxley Act; Nasdaq.  Parent is in material compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

3.5  Absence of Certain Changes or Events.  Since the date of the Parent Balance Sheet there has not been: (a) any Material Adverse Effect on Parent, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its Subsidiaries’ capital stock, or any repurchase for value or redemption by Parent or any of its Subsidiaries of any of Parent’s capital stock or any other securities of Parent or its Subsidiaries, except for repurchases from Employees following termination of employment pursuant to the terms of applicable pre-existing stock option or purchase agreements, or (c) any split, combination or reclassification of any of Parent’s or any of its Subsidiaries’ capital stock.

3.6  Taxes.

(a) Parent and each of its Subsidiaries have filed all material Tax Returns required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by Parent and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of Parent, proposed, against Parent or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP), nor has Parent or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax.

(b) Parent and each of its Subsidiaries have timely paid or withheld with respect to their Employees (and paid over any amounts withheld to the appropriate Taxing authority) all federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c) No audit or other examination of any material Tax Return of Parent or any of its Subsidiaries is presently in progress, nor has Parent or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(d) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(e) Neither Parent nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. § 1.6011-4(b)(2).

(f) Neither Parent nor any of its Subsidiaries has taken any action or has failed to take any action or knows of any fact, agreement, plan or other circumstance that would to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

3.7  Intellectual Property.

(a) No Infringement.  To the Knowledge of Parent, as of the date hereof, the products, services and operations of Parent do not infringe or misappropriate the Intellectual Property of any third party where such infringement or misappropriation, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent.

(b) No Impairment.  The Merger will not result in the termination or breach of any Contract to which Parent is a party, which termination or breach would reasonably be expected to have a Material Adverse Effect on Parent.

(c) All Necessary Intellectual Property.  To the Knowledge of Parent, Parent and its Subsidiaries own or otherwise have sufficient rights to all Intellectual Property used in and/or necessary to the conduct of the business of Parent and its Subsidiaries as it currently is conducted, and as it is currently planned to be conducted by Parent and its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

(d) No Third Party Infringement.  To the Knowledge of Parent, no Person has infringed or misappropriated, or is infringing or misappropriating, any material Intellectual Property owned by Parent.

(e) No Notice of Infringement.  To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received notice from any third party that the operation of the business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction except as would not otherwise reasonably be expected to have a Material Adverse Effect on Parent.

(f) Proprietary Information Agreements.  Parent and its Subsidiaries have taken reasonable steps to protect Parent’s and its Subsidiaries’ rights in Parent’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries, and, without limiting the foregoing, each of Parent and its Subsidiaries has and enforces a policy requiring each Employee to execute a proprietary information and confidentiality agreement substantially in the form provided to Parent, and, to the Knowledge of Parent, all Employees of Parent and any of its Subsidiaries who are involved in the development of material Intellectual Property of the Parent or its Subsidiaries have executed such an agreement, except where the failure to do any of the foregoing is not reasonably expected to have a Material Adverse Effect on Parent.

3.8  Compliance; Permits.

(a) Compliance.  Neither Parent nor any of its Subsidiaries is in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except, in each case, or in the aggregate, for conflicts, violations and defaults that would not have a Material Adverse Effect on Parent. As of the date hereof, no material investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Parent or any of its Subsidiaries, against Parent or any of its Subsidiaries. As of the date hereof, there is no material judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (i) any material business practices of Parent or any of its Subsidiaries, (ii) any acquisition of material property by Parent or any of its Subsidiaries or (iii) the conduct of business by Parent and its Subsidiaries as currently conducted, and except as would not have a Material Adverse Effect on Parent.

(b) Permits.  Parent and its Subsidiaries hold, to the extent legally required, all Permits that required for the operation of the business of Parent, as currently conducted, the failure to hold which would reasonably be expected to have a Material Adverse Effect on Parent (collectively, “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

3.9  Litigation.  As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the Knowledge of Parent, overtly threatened against Parent or any of its Subsidiaries, before any court, Governmental Entity, or any arbitrator that seek to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either individually or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent.

3.10  Brokers’ and Finders’ Fees.  Except for fees payable to Morgan Stanley & Co., Incorporated pursuant to an engagement letter dated June 29, 2006, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.11  Employee Benefit Plans.

(a) Benefit Plan Compliance.

(i) With respect to the benefit plans of Parent or any of its Subsidiaries that would be Benefit Plans if sponsored or maintained by the Company or a Controlled Group Affiliate (“Parent Benefit Plan”), no event has occurred and there exists no condition or set of circumstances, in connection with which Parent or any of its Subsidiaries would be subject to any material liability under ERISA, the Code or any other applicable Legal Requirement, which would reasonably be expected to have a Material Adverse Effect on Parent.

(ii) Each Parent Benefit Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Parent Benefit Plan, including any amendments thereto, that is capable of Approval has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment that has not previously received such Approval, except for the lack of such Approvals which would not reasonably be expected to have a Material Adverse Effect on Parent.

(iii) No material oral or written representation or commitment with respect to any material aspect of any Parent Benefit Plan has been made to an Employee of Parent or any of its Subsidiaries by an authorized Employee of Parent that is not in accordance with the written or otherwise preexisting terms and provisions of such Parent Benefit Plans, except for such representations or commitments which would not reasonably be expected to have a Material Adverse Effect on Parent.

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any Parent Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim, except for such claims or disputes which would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Plan Funding.  With respect to the Parent Benefit Plans, there are no material benefit or funding obligations for which contributions have not been made or properly accrued, or will not be offset by insurance, and there are no material benefit or funding obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of Parent. The assets of each Parent Benefit Plan which is funded are reported at their fair market value on the books and records of such Parent Benefit Plan.

(c) No Pension or Welfare Plans.  Neither Parent nor any Controlled Group Affiliate with Parent has ever maintained, established, sponsored, participated in, or contributed to, any (i) Parent Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” as defined in ERISA or the Code, or (iv) “funded welfare plan” within the meaning of Section 419 of the Code. No Parent Employee Plan provides health benefits that are not fully insured through an insurance contract.

(d) Continuation Coverage.  No Parent Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured), with respect to any Person for any reason (other than coverage mandated by applicable Legal Requirements) and neither Parent nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as would not otherwise reasonably be expected to have a Material Adverse Effect on Parent.

(e) Labor.  Parent is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Parent or any of its Subsidiaries. To the Knowledge of Parent, there are no activities or proceedings of any labor union in the United States to organize any Employees. There is no labor dispute, strike or work stoppage against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened or reasonably anticipated which may materially interfere with the respective business activities of Parent or any of its Subsidiaries.

None of Parent, any of its Subsidiaries or any of their respective representatives or Employees has committed any material unfair labor practice in connection with the operation of the respective businesses of Parent or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Parent nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied.

3.12  Environmental Matters.  Except as would not result in a Material Adverse Effect on Parent:

(a) no underground storage tanks and no amount of any Hazardous Material are present as a result of the actions of Parent or any of its Subsidiaries or any affiliate of Parent, or, to the Knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its Subsidiaries has at any time owned, operated, occupied or leased;

(b) neither Parent nor any of its Subsidiaries has disposed of, transported, stored, sold, used, manufactured, disposed of, released, generated or exposed its Employees or others to, or distributed, manufactured, sold, transported or disposed of any product containing a Hazardous Material in violation of any Hazardous Materials Laws;

(c) no action or proceeding is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries arising out of Hazardous Materials Laws;

(d) neither Parent nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Hazardous Materials Laws or the Hazardous Materials Activities of Parent or any of its Subsidiaries; and

(e) to the Knowledge of Parent there are no facts or circumstances likely to prevent or delay timely compliance by Parent or any of its Subsidiaries with the European Directive 2002/96/EC on waste electrical and electronic equipment or European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

3.13  Material Contracts.  (a) All Parent Material Contracts (as defined below) are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. To the Knowledge of Parent, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Parent Material Contract” shall mean any Contract of Parent that meets the definitions set forth in item (i) and (ii) of Item 601(b)(10) of Regulation S-K under the Securities Act.

3.14  Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Parent and the Company, the time of the Parent and Company Stockholders’ Meetings or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

3.15  Board Approval.  The Board of Directors of Parent has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Parent Board Approval”), (a) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Merger and the Share Issuance, and (c) recommended that the stockholders of Parent approve the Share Issuance and directed that such matter be submitted to Parent’s stockholders at the Parent Stockholders’ Meeting.

3.16  Fairness Opinion.  Parent’s Board of Directors has received a written opinion from Morgan Stanley & Co. Incorporated, dated as of August 7, 2006, in customary form to the effect that, as of such date, subject to the matters set forth in the opinion, the Exchange Ratio is fair, from a financial point of view, to Parent, and has delivered to the Company a copy of such opinion for informational purposes only.

3.17  Rights Plan.  Parent has taken all action so that (a) the Company shall not be an “Acquiring Person” under the Parent Rights Agreement and (b) the entering into of this Agreement and the Merger and the consummation of the other transactions contemplated hereby will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered as a result thereof.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1  Conduct of Business by the Company.

(a) Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements in all material respects and (ii) use its commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b) Required Consent.  In addition, without limiting the generality of Section 4.1(a), except as permitted by the terms of this Agreement or as provided in Article IV of the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Enter into any new line of business;

(ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date hereof;

(iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than: (A) issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company existing on the date hereof in accordance with their present terms or granted pursuant to clause (C) hereof, (B) issuances of shares of Company Common Stock to participants in the Company Purchase Plan pursuant to the terms thereof, (C) grants of stock options or other stock based awards (including Company Restricted Stock) of, or to acquire, up to 5,800,000 shares of Company Common Stock in the aggregate, granted under the Company Stock Option Plans in effect on the date hereof, in each case in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions or to new hires and which options or stock based awards have a vesting schedule no more favorable than one-quarter (1/4) on the first anniversary of the date of grant, and one-forty-eighth (1/48) on each monthly anniversary of the date of grant thereafter and do not accelerate, or become subject to acceleration, directly or indirectly, as a result of the approval or consummation of the Merger and/or termination of employment following the Merger, but in no event shall the period for exercisability under such option following termination of employment be extended beyond 90 days following a termination of employment for any reason other than retirement, death or total and permanent disability (“Routine Grants”);

(v) Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole;

(vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance, except for non-exclusive marketing, distributor, reseller, end-user and related channel agreements entered into in the ordinary course of business consistent with past practice;

(viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) sales of inventory in the ordinary course of business consistent with past practice or (B) the sale, lease, license or disposition of property, assets or non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole;

(ix) Make any loans, advances or capital contributions to, or investments in, any Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

(x) Except as required by GAAP or the SEC, make any material change in its methods or principles of accounting;

(xi) Except as required by Legal Requirements, make or change any Tax election or adopt or change any accounting method in respect of Taxes that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of the Company or any of its Subsidiaries, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes;

(xii) Except as required by GAAP or the SEC, materially revalue any of its assets;

(xiii) (A) Pay, discharge, settle or satisfy any claims or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims or litigation (x) in the ordinary course of business consistent with past practice or in amounts not in excess of $1,000,000 individually or $7,500,000 in the aggregate or (y) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (B) waive the benefits of, agree to modify in any manner, terminate, release any Person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary;

(xiv) Except as required by Legal Requirements or written Contracts currently binding on the Company or its Subsidiaries, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to any Employee or director of the Company or any Subsidiary of the Company other than immaterial increases in the ordinary course of business consistent with past practice, (B) make any increase in or commitment to increase the benefits or expand the eligibility under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company Restricted Stock, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any Company Employee or enter into any collective bargaining agreement, (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that the total compensation under any such offer letter or letter agreement does not exceed $200,000), (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (F) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options that are Routine Grants;

(xv) Grant any exclusive rights with respect to any material Intellectual Property;

(xvi) Enter into or renew any Contracts (A) containing, or otherwise subjecting the Company, the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on the operation of the business of the Company or the Surviving Corporation or Parent, or (B) that provide access or rights to Company interoperability or compatibility information, create obligations or restrictions on the Company with respect to interoperability or compatibility of any Company products, or require the Company to collaborate with third party storage networking vendors regarding support of mixed environments;

(xvii) Enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any Intellectual Property owned at the Effective Time by Parent or any of its Subsidiaries;

(xviii) Enter into or renew any Contracts containing any material support, maintenance or service obligation, other than those obligations in the ordinary course of business consistent with past practice that are terminable by the Company or any of its Subsidiaries on no more than 30 days notice without liability or financial obligation to the Company;

(xix) Hire employees other than in the ordinary course of business consistent with past practice and at compensation levels substantially comparable to that of similarly situated employees;

(xx) Incur any indebtedness for borrowed money in excess of $20,000,000 in the aggregate (provided that any such indebtedness less than $20,0000,000 in the aggregate shall be on terms (other than the principal amount) that are reasonably acceptable to Parent) or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned

Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(xxi) Make any capital expenditures beyond those contained in the Company’s capital expenditure budget in effect on the date hereof, a copy of which has been provided to Parent, or outside of the ordinary course of business consistent with past practice;

(xxii) Other than in the ordinary course of business consistent with past practice, enter into, modify or amend in a manner adverse to the Company, or terminate any Company Material Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse to the Company;

(xxiii) Enter into any Contract reasonably likely to require the Company or any of its Subsidiaries to pay a third party in excess of an aggregate of $2,500,000; or

(xxiv) Agree in writing or otherwise to take any of the actions described in (i) through (xxiii) above.

4.2  Conduct of Business by Parent.

(a) Ordinary Course.  During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that the Company shall otherwise consent in writing, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements in all material respects and (ii) use its commercially reasonable efforts consistent with past practices and policies to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

(b) Required Consent.  In addition, without limiting the generality of Section 4.2(a), except as permitted by the terms of this Agreement or as provided in Article IV of the Parent Disclosure Letter, without the prior written consent of the Company, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business consistent with past practice;

(ii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except repurchases of (A) unvested shares at cost (or by forfeiture) in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof or entered into the ordinary course of business after the date hereof, or (B) shares in connection with any stock repurchase program authorized by the Board of Directors of Parent on or prior to the date hereof;

(iii) Issue, deliver, sell or authorize any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than (A) issuances of Parent Common Stock upon the exercise of Parent Options, warrants or other rights of Parent, (B) issuances of shares of Parent Common Stock to participants in any employee stock purchase plan of Parent pursuant to the terms thereof, (C) grants of stock options or other stock based awards (including restricted stock) of or to acquire shares of Parent Common Stock granted under the Parent Stock Option Plans in effect on the date hereof, in each case in the ordinary course of business consistent with past practice, (D) in connection with Parent Purchases (as defined below) that are not Restricted Purchases (as defined below), or (E) as necessary in the reasonable judgment of Parent for retention purposes;

(iv) Cause, permit or propose any amendments to the Parent Charter Documents or any of the Subsidiary Charter Documents of Parent’s Subsidiaries other than as set forth in Section 5.10;

(v) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets (any such transaction a “Parent Purchase”), in each of the foregoing cases, which would (A) require the approval of Parent’s stockholders, (B) have a purchase price consisting of cash and/or Parent Common Stock (valued based on the closing price of Parent Common Stock on the day immediately prior to execution of the definitive agreement for any such Parent Purchase), individually or in the aggregate, in excess of $150,000,000 or (C) otherwise pose a material risk of (1) delaying the Merger or (2) making it materially more difficult to obtain any Necessary Consent (such Parent Purchases, “Restricted Purchases”);

(vi) Except as necessary to comply with obligations in Section 5.6, sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) sales of inventory in the ordinary course of business consistent with past practice or (B) the sale, lease, license or disposition of property, assets or licenses of Intellectual Property, in each case, which would not (1) require approval of Parent’s stockholders or (2) otherwise pose a material risk of (x) delaying the Merger or (y) making it materially more difficult to obtain any Necessary Consent;

(vii) Make any investments in any Person, other than investments (A) by it or a Subsidiary to or in it or any Subsidiary of it, (B) in connection with ordinary course treasury activities, (C) that is a Parent Purchase which is not a Restricted Purchase, or (D) in an amount not in excess of $100,000,000, individually or in the aggregate that would not (1) require approval of Parent’s stockholders or (2) otherwise pose a material risk of (x) delaying the Merger or (y) making it materially more difficult to obtain any Necessary Consent;

(viii) Except as required by GAAP or the SEC, make any material change in its methods, principles or practices of accounting;

(ix) Except as required by Legal Requirements, make any Tax election or accounting method change that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Parent;

(x) Except as required by GAAP or the SEC, materially revalue any of its assets;

(xi) Incur any new indebtedness for borrowed money, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, all having a total value in excess of $275,000,000 in the aggregate, other than (A) refinancing of existing indebtedness and (B) in connection with the financing of ordinary course trade payables consistent with past practice; or

(xii) Agree in writing or otherwise to take any of the actions described in (i) through (xi) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1  Proxy Statement/Prospectus; Registration Statement.  As promptly as practicable after the execution of this Agreement, (a) Parent and the Company shall prepare and file with the SEC (as part of the Registration Statement) the Proxy Statement/Prospectus relating to the respective Stockholders’ Meetings of each of Parent and the Company to be held to consider the Stock Issuance, in the case of Parent, and adoption of this Agreement, in the case of the Company, and (b) Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, will use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Parent and/or the Company, such amendment or supplement. Each of Parent and the Company shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Prospect/Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Neither Parent nor the Company shall make any amendment to the Proxy Statement/Prospectus or the Registration Statement without the approval of the other party, which approval shall not be unreasonably withheld or delayed. Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Parent shall also use its reasonable best efforts to take any action required to be taken by it under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish any information concerning the Company and the holders of the Company’s securities as may be reasonably requested in connection with any such action.

5.2  Meeting of Stockholders; Board Recommendation.

(a) Meeting of Stockholders.  Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company will take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to call, hold and convene a meeting of its stockholders to consider, in the case of Parent, the Share Issuance, and, in the case of the Company, adoption of this Agreement (each, a “Stockholders’ Meeting”) to be held as promptly as practicable, and in any event (to the extent permissible under applicable Legal Requirements) within 60 days after the declaration of effectiveness of the Registration Statement. Each of Parent and the Company will use its reasonable best efforts to hold their respective Stockholders’ Meetings on the same date. Subject to Section 5.3(d), each of Parent and the Company will use its reasonable best efforts to solicit from their respective stockholders proxies in favor of, in the case of Parent, the Stock Issuance, and, in the case of the Company, the adoption of this Agreement and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Parent or the Company, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary (i) to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its respective stockholders in advance of the vote on the Share Issuance (in the case of Parent) or the adoption of this Agreement (in the case of the Company), or (ii) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of Parent and the Company shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its Stockholders’ Meeting are solicited in compliance with Delaware Law, its certificate of incorporation and bylaws, the rules of Nasdaq and all other applicable Legal Requirements.

(b) Board Recommendation.  Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of each of Parent and the Company shall recommend that its respective stockholders vote in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, at their respective Stockholders’ Meetings, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent’s stockholders vote in favor of the Share Issuance at Parent’s Stockholders’ Meeting and the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption of this Agreement at the Company’s Stockholders’ Meeting, and (iii) neither the Board of Directors of Parent or the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party hereto, the recommendation of its respective Board of Directors as set forth in the preceding clauses.

5.3  Acquisition Proposals.

(a) No Solicitation.  From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Parent and the Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use reasonable best efforts to cause its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, “Representatives”) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.3(g)), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of the provisions of this Section 5.3, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)), or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. Parent and the Company, as the case may be, and their respective Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, Parent or the Company, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The recipient of such Acquisition Proposal, request or inquiry, shall provide the other party hereto as promptly as practicable oral and written notice setting forth all such information as is reasonably necessary to keep the other party hereto informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide the other party hereto a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii) Parent or the Company, as the case may be, shall provide the other with 48 hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors will consider any Acquisition Proposal.

(c) Superior Offers.  Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Parent or the Company, as the case may be, receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), contains financial terms that are superior to the terms of this Agreement and otherwise is, or is reasonably likely to lead to, a Superior Offer (as defined in Section 5.3(g)), Parent or the Company, as the case may be, may then take the following actions (but only if and to the extent that its Board of Directors concludes in good faith, following the receipt of advice of its outside legal counsel and its financial advisor, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable Legal Requirements):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) concurrently with furnishing any such nonpublic information to such party, it gives the other party hereto written notice that it is furnishing such nonpublic information, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on the Company’s or Parent’s behalf, as the case may be, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 5.4(a)), and (C) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, it gives the other party hereto written notice of such party’s intention to enter into negotiations with such third party.

(d) Change of Recommendation.

(i) In response to the receipt of a Superior Offer that has not been withdrawn, the Board of Directors of Parent or the Company, as the case may be, may withhold, withdraw, amend or modify its recommendation in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, and, in the case of a Superior Offer that is a tender or exchange offer made directly to the stockholders of the Company or Parent, as the case may be, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (6) are met:

(1) A Superior Offer with respect to it has been made and has not been withdrawn;

(2) In the case of Parent, its stockholders have not approved the Share Issuance, and in the case of the Company, its stockholders have not adopted this Agreement;

(3) It shall have provided the other party hereto with written notice of its intention to effect a Change of Recommendation (a “Change of Recommendation Notice”) at least two business days prior to effecting a Change of Recommendation, which shall state expressly (A) that it has received a Superior Offer, (B) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (C) that it intends to effect a Change of Recommendation and the manner in which it intends to do so;

(4) After delivering the Change of Recommendation Notice, it shall have provided the other party hereto with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such two business day period, and shall have negotiated in good faith with respect thereto during such two business day period, regarding any changes proposed by the other party for the purpose of enabling such party’s Board of Directors to proceed with its recommendation in favor of, in the case of Parent, the Share Issuance, and in the case of the Company, adoption of this Agreement, without effecting a Change of Recommendation;

(5) Its Board of Directors has concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable Legal Requirements; and

(6) It shall not have breached in any material respect any of the provisions set forth in Section 5.2 or this Section 5.3 (including clause (B) of Section 5.3(c)(i)) with respect to such Superior Offer.

(ii) Other than in connection with an Acquisition Proposal or a Superior Offer (which shall be subject to Section 5.3(d)(i) and not subject to this Section 5.3(d)(ii)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company or Parent, as the case may be, from making a Change of Recommendation to the extent that such Board of Directors determines in good faith, following the receipt of advice of its outside legal counsel, that the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to constitute a breach of the Board of Directors’ fiduciary obligations to its stockholders under applicable Legal Requirements; provided, however, that such party shall send to the other party hereto written notice of its intention to effect a Change of Recommendation at least two business days prior to effecting a Change of Recommendation.

(iii) The Board of Directors of the Company or Parent, as the case may be, shall not make any Change of Recommendation other than in compliance with and as permitted by this Section 5.3(d).

(e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote.  Notwithstanding anything to the contrary contained in this Agreement, the obligation of Parent or the Company, as the case may be, to call, give notice of, convene and hold its Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation. Neither Parent nor the Company shall submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.

(f) Compliance with Tender Offer Rules.  Nothing contained in this Agreement shall prohibit Parent or the Company or their respective Board of Directors from taking and disclosing to the stockholders of Parent or the Company, as the case may be, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement, including with respect to any Change of Recommendation as set forth in Section 5.3(d).

(g) Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal,” with respect to a party, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of such party or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of such party or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving such party or any of its Subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of such party (including its Subsidiaries taken as a whole), or (C) any liquidation or dissolution of such party (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal); and

(ii) “Superior Offer,” with respect to a party, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party as a result of which the stockholders of such party immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to such party’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

5.4  Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality.  The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement dated May 6, 2003 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective Representatives to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

(b) Access to Information.  During the period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement pursuant to its terms, the Company shall afford Parent and Parent’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as Parent may reasonably request. Parent shall afford the Company and the Company’s Representatives reasonable access during reasonable hours to such information as the Company may reasonably request during the period prior to the Effective Time in connection with events arising after the date of this Agreement, to the extent such information (i) is reasonably necessary to confirm whether there has been any inaccuracy in or breach of Parent’s representations and warranties contained herein, or failure by

Parent to perform any of Parent’s covenants or agreements contained herein, in each case, which would be material to Parent or (ii) otherwise relates to any material development in Parent’s business which could reasonably be expected to lead to a Material Adverse Effect on Parent. Parent and the Company shall hold all information received pursuant to this Section 5.4(b) confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, this Section 5.4(b) shall not require any of Parent, the Company or any their respective Subsidiaries to permit any inspection, or to disclose any information, that would result in (i) the waiver of any applicable attorney-client privilege; provided that such Person shall have used its reasonable best efforts to allow such inspection or disclose such information in a manner that would not result in a waiver of attorney-client privilege, or (ii) the violation of any Legal Requirements promulgated by a Governmental Entity.

(c) No Modification of Representations and Warranties or Covenants.  No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

5.5  Public Disclosure.  Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use its respective reasonable best efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger and any Acquisition Proposal, and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by law or any listing agreement with Nasdaq or any other applicable national or regional securities exchange or market. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement. Notwithstanding the foregoing, each of Parent and the Company may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Company and Parent (or individually, if approved by the other party).

5.6  Regulatory Filings; Reasonable Best Efforts.

(a) Regulatory Filings.  Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use its reasonable best efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including: (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) filings under any other comparable pre-merger notification forms required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto, and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger (including with respect to the Company, any filings under the New Jersey Industrial Site Recovery Act, as amended, and any rules or regulations promulgated thereunder). Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information.  Parent, Merger Sub and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement, each of the Company and Parent shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, “Briefings”) before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade Legal Requirement) and not submit any such Briefing without the consent of the other parties, (iii) coordinate with the other in preparing and exchanging such information and (iv) promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby. It is acknowledged and agreed that the parties hereto shall have, except where prohibited by applicable Legal Requirements, joint responsibility for determining the strategy for dealing with the FTC, DOJ or any other Governmental Entity with responsibility for reviewing the Merger with respect to antitrust or competition issues. Subject to applicable Legal Requirements, no party hereto shall independently participate in any meeting with any Governmental Entity in respect of any such filings, applications, Briefings, investigation, proceeding or other inquiry without giving the other parties hereto prior notice of such meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

(c) Notification.  Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts.  Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and, subject to the limitations set forth herein, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Merger, this Agreement and the transactions contemplated hereby.

(e) Limitation on Divestiture.  Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or the Company or any Subsidiary or affiliate thereof to agree to any Action of Divestiture, which would have a Material Adverse Effect (without giving effect to the proviso contained in the definition of “Material Adverse Effect” with respect to clause (i) therein) on the business of Parent (on a combined basis with the Company) following the Merger. The Company shall not take or agree to take any Action of Divestiture without the prior written consent of Parent. For purposes of this Agreement, an “Action of Divestiture” shall mean any divestiture by Parent or the Company, or any of Parent’s Subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or affiliates, or of the

Company or its Subsidiaries or affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

5.7  Notification of Certain Matters.

(a) By the Company.  The Company shall give prompt notice to Parent and Merger Sub of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which the Company has Knowledge, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b) By Parent.  Parent and Merger Sub shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement of which Parent has Knowledge, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

5.8  Third-Party Consents.  As soon as practicable following the date hereof, Parent and the Company will each use its reasonable best efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby; provided, however, that in the event the Company is required to expend any money or other consideration to obtain any such consents, the parties hereto shall consult with each other prior to making any such expenditure.

5.9  Equity Awards and Employee Benefits.

(a) Assumption of Stock Options.  At the Effective Time, each then outstanding Company Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Company Option by its terms in effect prior to the date hereof provides for acceleration of vesting. As soon as reasonably practicable, Parent will use all reasonable efforts to issue to each Person who holds an assumed Company Option a document evidencing the foregoing assumption of such Company Option by Parent.

(b) Incentive Stock Options.  The conversion of Company Options provided for in Section 5.9, with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(c) Company Stock-Based Awards.  Immediately upon the Effective Time, each award of shares, or units, granted under applicable Company Benefit Plans and representing the right to receive in the future shares of Company Common Stock, other than Company Restricted Stock and Company Options (each, other than Company Restricted Stock and Company Options, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall be fully vested and converted into a right to receive shares of Parent Common Stock in accordance with Section 1.6(a).

(d) Service Recognition.  Subject to Section 5.9(d), as of the Closing Date and for a period of at least one year following the Closing Date, Parent, in its sole and absolute discretion, will either (i) continue Company Benefit Plans other than the 401(k) Plans (as provided pursuant to Section 5.9(h)), (ii) permit Employees of the Company and each of its Subsidiaries who continue employment with Parent or the Surviving Corporation following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including, without limitation, any generally available vacation, sick, personal time off plans or programs, but excluding the stock compensation plans or arrangements) of Parent and any plan of Parent intended to qualify within the meaning of Section 401(a) of the Code on terms no less favorable than those provided to similarly situated employees of Parent, or (iii) a combination of clauses (i) and (ii). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies (other than stock compensation plans or arrangements) following the Closing Date, (A) each such Continuing Employee will receive credit for purposes of eligibility to participate, vesting and vacation, sick, personal time off (but not for purposes of benefit accrual) under such plan, program or policy for years of service with the Company (or any of its Subsidiaries), including predecessor employers prior to the Closing Date; provided that such credit (1) does not result in a duplication of benefits, compensation, incentive or otherwise and (2) does not result in an increase in the level of benefits to which a similarly situated employee of Parent would be entitled, (B) Parent will use its reasonable best efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived will use its reasonable best efforts to provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date, and (C) for each Continuing Employee who is a participant, and maintains a positive account balance, in a flexible spending account for medical or dependent care expenses under a Company Benefit Plan pursuant to Section 125 and 129 of the Code (“Company’s FSA”), if Parent, in its sole discretion, elects to terminate the Company’s FSA during the calendar year in which the Closing occurs, on the first day the Continuing Employees are eligible to participate in the flexible spending account for medical or dependent care expenses under a Parent Benefit Plan pursuant to Section 125 and 129 of the Code (“Parent’s FSA”), Parent agrees that it will use its reasonable best efforts, subject to applicable Legal Requirements, to cause Parent’s FSA to assume each such Continuing Employee’s account balance under the Company’s FSA and the elections made thereunder attributable to such Continuing Employee.

(e) Continuing Employee Compensation.  For a period of at least one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, compensate each Continuing Employee with cash compensation, including base salary rate and target bonus opportunity and cash severance benefits, on terms no less favorable in the aggregate than the total cash compensation opportunity and cash severance benefits provided to similarly situated employees of Parent. Nothing herein shall (i) require Parent to continue the employment of any Continuing Employee or (ii) limit Parent’s ability and discretion to change or amend the total cash compensation opportunity and cash severance benefits to which a Continuing Employee may be entitled provided that, following such change or amendment, the total cash compensation opportunity and cash severance benefits payable to such Continuing Employee are on terms no less favorable in the aggregate than the total cash compensation opportunity and cash severance benefits provided to similarly situated employees of Parent.

(f) Severance/Retention.  From and after the Closing Date, Parent shall cause the Surviving Corporation to honor, in accordance with their terms as in effect immediately prior to the Closing Date, the executive severance agreements or other employment, severance and retention agreements as set forth in the Company Disclosure Letter with Employees of the Company and its affiliates. Following the Closing Date, Parent shall cause the Surviving Corporation to honor in accordance with its terms, as in effect immediately prior to the Closing Date, the Company’s retention plan (as disclosed in Annex 2 of the Company Disclosure Letter); provided, however, that Parent may amend or terminate such plan at any time provided that no such amendment or termination may adversely affect an eligible employee’s right to a retention bonus without the employee’s written consent. Notwithstanding anything herein to the contrary, in the event a Continuing Employee is terminated involuntarily and without cause on or prior to the date that is 90 days following the Closing Date and such Continuing Employee is not participating in any stay bonus or retention plan of Parent, the Company, or the Surviving Corporation, such Continuing Employee shall receive, and Parent shall pay, the cash severance benefits to which such Continuing

Employee would be entitled pursuant to the Separation Pay Plan, the terms of which are described in the Company Disclosure Letter.

(g) Termination of Company Purchase Plan.  Prior to the Effective Time, the Company shall take all action that may be necessary to cause all participants’ rights under all current offering periods under the Company Purchase Plan to terminate on or prior to the day immediately preceding the Closing Date, and on such date all accumulated payroll deductions allocated to each participant’s account under the Company Purchase Plan shall thereupon be returned to each participant as provided by the terms of the Company Purchase Plan and no shares of Company Common Stock shall be purchased under the Company Purchase Plan for such final offering period. As of the close of business on the day immediately prior to the Closing Date, the Company shall have terminated the Company Purchase Plan and provided such notice of termination as may be required by the terms of the Company Purchase Plan. The form and substance of any such notice regarding the Company Purchase Plan termination shall be subject to the review and approval of Parent, which shall not be unreasonably withheld.

(h) Termination of 401(k) Plans.

(i) Unless otherwise requested by Parent in writing prior to the Effective Time, the Company shall cause to be adopted prior to the Closing Date resolutions of the Company’s Board of Directors to cease all contributions to any and all 401(k) plans maintained or sponsored by the Company or any of its Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, on the day preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. The Company shall deliver to Parent an executed copy of such resolutions as soon as practicable following their adoption by the Company’s Board of Directors and shall fully comply with such resolutions.

(ii) To the extent the 401(k) Plans are terminated in accordance with Section 5.9(h), Parent shall cause the tax-qualified defined contribution plan established or maintained by Parent (“Parent’s Savings Plan”) to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from Continuing Employees with respect to any account balances distributed to them by the 401(k) Plans. Rollovers of outstanding loans under the 401(k) Plans shall be permitted. The distribution and rollover described herein shall comply with applicable Legal Requirements and each party shall make all filings and take any actions required of such party under applicable Legal Requirements in connection therewith. Each Continuing Employee shall be immediately eligible to participate in Parent’s Savings Plan as of the Closing Date.

(iii) If, in accordance with Section 5.9(h), Parent requests in writing that the Company not terminate the 401(k) Plans, the Company shall take such actions as Parent may reasonably require in furtherance of the assumption of the 401(k) Plans by Parent, including, but not limited to, adopting such amendments as Parent may deem necessary or advisable in connection with such assumption.

(i) Communications.  Neither the Company nor any officer or member of the Board of Directors of the Company shall communicate in writing to Employees regarding any matters discussed in this Section 5.9, without the consent of Parent, such consent not to be unreasonably withheld. Neither the Company nor any officer or member of the Board of Directors of the Company will make any oral communications to Employees that are inconsistent with the provisions of this Section 5.9.

(j) No Third Party Beneficiaries.  Without limiting the generality of Section 8.5, or any specific applicability thereof, with respect to the legal enforceability of the foregoing, this Section 5.9 is intended to be for the sole benefit of the parties to this Agreement and this Section 5.9 is not intended to confer upon any other Person (including any Continuing Employee) any rights or remedies hereunder.

5.10  Indemnification.

(a) Indemnity.  From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Legal Requirements, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), to the same extent such Persons are entitled to be indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the certificate of incorporation and bylaws of the Company, or the Subsidiary Charter Documents of its Subsidiaries, and indemnification agreements of the Company and its Subsidiaries in existence on the date hereof with such Persons. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

(b) Insurance.  For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to use its reasonable best efforts to cause to be maintained in effect the directors’ and officers’ liability insurance maintained by the Company covering those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof (the “D&O Insurance”) for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company for a period of six years; provided that if the existing D&O Insurance expires, is terminated or is canceled during such six-year period, Parent shall cause the Surviving Corporation to use its reasonable best efforts to substitute therefor policies containing terms and conditions which are no less favorable than those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use its reasonable best efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). To the extent that a six year “tail” policy to extend the Company’s existing D&O Insurance is available prior to the Closing such that the lump sum payment for such coverage does not exceed six times 250% of the annual premium currently paid by the Company for such coverage, the Company shall obtain such “tail” policy and such “tail” policy shall satisfy Parent’s obligation under this Section 5.10.

(c) Third-Party Beneficiaries.  This Section 5.10 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.10.

5.11  Form S-8.  Parent agrees to file with the SEC, no later than 15 business days after the date on which the Closing Date, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to assumed Company Options eligible for registration on Form S-8 and shall use reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

5.12  Nasdaq Listing.  Prior to the Effective Time, Parent agrees to use its reasonable best efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, subject to official notice of issuance.

5.13  Company Affiliates; Restrictive Legend.

The Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing the list of Company Affiliates included in the Company Disclosure Letter. The Company will use its reasonable best efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 promulgated under the Securities Act, in the form provided by Parent. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (a) in conformity with Rule 145 or (b) in accordance with a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such transfer is exempt from registration under the Securities Act.

5.14  Treatment as Reorganization.

(a) None of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

(b) Parent, on its behalf and on behalf of Merger Sub, and the Company shall execute and deliver to each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent and Merger Sub (“WSGR”), and Weil, Gotshal & Manges LLP, counsel to the Company (“WGM”), certificates substantially in the forms attached hereto as Exhibits B and C at such time or times as reasonably requested by each such law firm in connection with its delivery of the tax opinions referred to in Section 6.1(f).

5.15  Company Rights Plan.  The Company shall not redeem the Company Rights or amend or modify (including by delay of the “Distribution Date” thereunder) or terminate the Company Rights Plan prior to the Effective Time unless, and only to the extent that: (a) it is required to do so by order of a court of competent jurisdiction or (b) its Board of Directors has concluded in good faith, after receipt of advice of its outside legal counsel, that, in light of a Superior Offer with respect to it, the failure to effect such amendment, modification or termination would be reasonably likely to constitute a breach of its fiduciary obligations to its stockholders under applicable Legal Requirements.

5.16  Board of Directors.  The Board of Directors of Parent shall take all actions necessary such that effective as of immediately following the Effective Time, two members of the Board of Directors of the Company who are acceptable to Parent shall become members of the Board of Directors of Parent.

5.17  Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.18  Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger and the transactions contemplated hereby.

5.19  Convertible Debt.  At the Closing, the Company shall execute and deliver: (a) to Wells Fargo Bank Minnesota, National Association, as trustee (“Wells Fargo”) under the Indenture, dated as of February 7, 2003, between the Company and Wells Fargo (the “Indenture”) relating to the 2.25% Notes, a supplemental indenture effective as of the Closing complying with the requirements of Section 4.11 and Article 11 of the Indenture together with any related certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the supplemental indenture, (b) to U.S. Bank National Association, as trustee (“U.S. Bank”) under the Indenture, dated as of February 20, 2002, between CNT and U.S. Bank relating to the 3.00% Notes (the “CNT Indenture,” as amended by the First Supplemental Indenture dated as of June 1, 2005 among the Company, CNT and US Bank), a supplemental indenture effective as of the Closing which complies with Section 4.11 and Article 11 of the CNT Indenture together with any related certificates, legal opinions and other documents required by the

CNT Indenture to be delivered in connection with the supplemental indenture, and (c) amendments to the confirmations relating the purchased call option (the “Purchased Calls”) and the issued call options (the “Issued Calls”) entered into contemporaneously with the Indenture, providing that the Purchased Calls and Issued Calls, respectively, shall survive the Closing and be exercisable into shares of Parent Common Stock, in form and substance satisfactory to Parent, in each case, to any and all counterparties to such confirmations; provided, however, that, with respect to the Purchased Calls and the Issued Calls, (i) any discussions concerning the terms of such amendments with the “calculation agent” under such confirmations shall be led and controlled by the Parent (provided that the Company shall be entitled to participate in any such discussions), and (ii) in the event that the calculation agent expresses a desire to adjust the terms of the Purchased Calls and Issued Calls in a manner unsatisfactory to Parent, in its sole discretion, Parent shall be entitled to negotiate a termination of such confirmations with such counterparty, to be effective on or after the Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1  Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) at or prior to the Closing Date of the following conditions:

(a) Parent Stockholder Approval.  The Share Issuance shall have been approved by the requisite vote under applicable Legal Requirements by the stockholders of Parent.

(b) Company Stockholder Approval.  This Agreement shall have been approved and adopted by the requisite vote under applicable Legal Requirements by the stockholders of the Company.

(c) No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) Registration Statement Effective; Proxy Statement/Prospectus.  The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(e) HSR Act.  All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated early. All other material foreign antitrust approvals, clearances or expirations of waiting periods required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

(f) Tax Opinions.  Parent and the Company shall each have received written opinions from their tax counsel (WSGR and WGM, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code (the issuance of such opinions shall be conditioned upon the receipt by such counsel of the certificates of Parent, Merger Sub and the Company referred to in Section 5.14(b)) and such opinions shall not have been withdrawn.

(g) Nasdaq Listing.  The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2  Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on Parent (except that the representations and warranties contained in Section 3.2 shall be true and correct in all material respects); provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Parent Disclosure Letter shall be made after the execution of this Agreement). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.

(b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

(c) Material Adverse Effect.  No Material Adverse Effect on Parent shall have occurred since the date hereof and be continuing.

6.3  Additional Conditions to the Obligations of Parent.  The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a) Representations and Warranties.  (i) The representations and warranties of the Company contained in this Agreement which are qualified by a “Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (ii) the representations and warranties of the Company contained in this Agreement which are not qualified by a “Material Adverse Effect” qualification (it being understood and agreed that all other materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, in each case or in the aggregate, a Material Adverse Effect on the Company (except that the representations and warranties contained in Section 2.2 shall be true and correct in all material respects); provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period (it being understood that no update of or modification to the Company Disclosure Letter shall be made after the execution of this Agreement). Parent and Merger Sub shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c) Material Adverse Effect.  No Material Adverse Effect on the Company shall have occurred since the date hereof and be continuing.

(d) No Governmental Restriction.  There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(c) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate thereof to effect an Action of Divestiture.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company or Parent:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by February 7, 2007, which date (i) shall be automatically extended to May 7, 2007 and (ii) may be further extended at the election of the Company in its sole discretion to August 7, 2007, if, in either case, the Merger shall not have been consummated as of the result of a failure to satisfy the conditions set forth in Section 6.1(c), Section 6.1(e) or Section 6.3(d) (as appropriate, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent if the required approval of the stockholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(e) by either the Company or Parent if the required approval of the stockholders of Parent contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Parent stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain Parent stockholder approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach by Parent of this Agreement;

(f) by Parent if a Triggering Event (as defined below in this Section 7.1) with respect to the Company shall have occurred;

(g) by the Company if a Triggering Event with respect to Parent shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the End Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from the Company to Parent of such inaccuracy or breach; provided that Parent continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement or if such inaccuracy or breach by Parent is cured within such 30 day period); and

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(i) prior to 30 days following the receipt of written notice from Parent to the Company of such inaccuracy or breach; provided that the Company continues to exercise its reasonable best efforts to cure such breach through such 30 day period (it being understood that Parent may not terminate this Agreement pursuant to this paragraph 7.1(i) if it shall have materially breached this Agreement or if such inaccuracy or breach by the Company is cured within such 30 day period).

For the purposes of this Agreement, a “Triggering Event,” with respect to Parent or the Company, as the case may be, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have made a Change of Recommendation or otherwise withdrawn or shall have amended or modified in a manner adverse to the other party hereto its recommendation in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, (ii) it shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of, in the case of Parent, approval of the Share Issuance, or in the case of the Company, the adoption of this Agreement, within 10 business days after the other party hereto requests in writing that such recommendation be reaffirmed, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (v) it shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of such party recommends rejection of such tender or exchange offer.

7.2  Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which agreement shall survive termination of this Agreement in accordance with its terms.

7.3  Fees and Expenses.

(a) General.  Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, which fees shall be paid by the party incurring such expense, incurred in relation to (i) the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.6(a).

(b) Payments.

(i) Payment by the Company.  In the event that this Agreement is terminated by Parent or the Company, as applicable:

(1) pursuant to (x) Section 7.1(b) or Section 7.1(d) and such termination is preceded by, or concurrent with, the occurrence of a Triggering Event with respect to the Company, or (y) Section 7.1(f), then the Company shall promptly, but in no event later than three business days after the date of such termination, pay Parent a fee equal to $22,000,000 in immediately available funds (the “Company Termination Fee”); or

(2) (x) pursuant to Section 7.1(b) or Section 7.1(d) and such termination is not preceded by, or concurrent with, the occurrence of a Triggering Event with respect to the Company and (y) following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to the Company and (A) within 12 months following the termination of this Agreement an Acquisition (as defined in Section 7.3(b)(iv)) of the Company is consummated or (B) within 12 months following the termination of this Agreement the Company enters into an agreement providing for an Acquisition of the Company, then the Company shall promptly pay Parent the Company Termination Fee, but in no event later than three business days after the first to occur of (A) or (B) (it being understood that only one Company Termination Fee shall be payable in the event that (A) and (B) both occur).

(ii) Payment by Parent.  In the event that this Agreement is terminated by Parent or the Company, as applicable:

(1) pursuant to (x) Section 7.1(b) or Section 7.1(e) and such termination is preceded by, or concurrent with, the occurrence of a Triggering Event with respect to Parent, or (y) Section 7.1(g), then Parent shall promptly, but in no event later than three business days after the date of such termination, pay the Company a fee equal to $22,000,000 in immediately available funds (the “Parent Termination Fee”); or

(2) (x) pursuant to Section 7.1(b) or Section 7.1(e) and such termination is not preceded by, or concurrent with, the occurrence of a Triggering Event with respect to Parent and (y) following the date hereof and prior to the termination of this Agreement, there has been public disclosure of an Acquisition Proposal with respect to Parent and (A) within 12 months following the termination of this Agreement an Acquisition of Parent is consummated or (B) within 12 months following the termination of this Agreement Parent enters into an agreement providing for an Acquisition of Parent, then Parent shall promptly pay the Company the Parent Termination Fee, but in no event later than three business days after the first to occur of (A) or (B) (it being understood that only one Parent Termination Fee shall be payable in the event that (A) and (B) both occur).

(3) Other Payment.  Notwithstanding the foregoing, in the event that (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or 7.1(c); provided, with respect to Section 7.1(c) solely to the extent such order, decree or ruling or other action is based on an action or proceeding brought by a Governmental Entity under Legal Requirements relating to antitrust or competition, and (ii) all of the conditions set forth in Section 6.1 are satisfied (other than (A) Sections 6.1(a), 6.1(c) 6.1(e) and 6.1(f); provided with respect to Section 6.1(c), solely to the extent the existence of such statute, rule, regulation, executive order, decree, injunction or other order is based upon Legal Requirements relating to antitrust or competition enforced by, or in an action or proceeding brought by, a Governmental Entity or (B) the failure of any of the conditions in Section 6.1 to be satisfied having been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement) and Section 6.3 (other than Section 6.3(d)) are satisfied, Parent shall promptly, but in no event later than three business days after the date of such termination, pay the Company a fee equal to $60,000,000 in immediately available funds, which $60,000,000 fee shall be the exclusive termination fee payable by Parent in such case and no Parent Termination Fee shall be payable pursuant to clause (1) or (2) of Section 7.3(b)(ii).

(iii) Interest and Costs; Other Remedies.  Each of Parent and the Company acknowledges that the agreements contained in this Section 7.3(b) are integral parts of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if Parent or the Company, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3(b), the party so failing to pay shall pay to the other party hereto its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv) Certain Definitions.  For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the party of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the party’s business immediately prior to such sale, or (C) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the party.

7.4  Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Parent and the Company, provided, however, after such approval, no amendment shall be made which by applicable Legal Requirements or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

7.5  Extension; Waiver.  At any time prior to the Effective Time, any party hereto, by action taken or authorized by its respective Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1  Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile, or (c) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent or Merger Sub, to:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, California 95110
Attention: Chief Executive Officer
Telephone No.: (408) 333-8000
Telecopy No.: (408) 333-5258

with copies to:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, California 95110
Attention: General Counsel
Telephone No.: (408) 333-8000
Telecopy No.: (408) 333-5630

and

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Larry W. Sonsini
Katharine A. Martin
Bradley L. Finkelstein
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

(ii) if to the Company, to:

McDATA Corporation
11802 Ridge Parkway
Broomfield, Colorado 80021
Attention: Chief Executive Officer
Telephone No.: (720) 558-8000
Telecopy No.: (720) 558-4747

with copies to:

McDATA Corporation
11802 Ridge Parkway
Broomfield, Colorado 80021
Attention: Chief Legal Officer
Telephone No.: (720) 558-8000
Telecopy No.: (720) 558-4747

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Thomas A. Roberts
Raymond O. Gietz
Telephone No.: (212) 310-8000
Telecopy No.: (212) 310-8007

and

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Attention: Kyle C. Krpata
Telephone No.: (650) 802-3000
Telecopy No.: (650) 802-3100

8.3  Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. When reference is made herein to a “business day,” such reference shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in San Francisco, California are authorized or required by law or other governmental action to close. An exception or disclosure made in the Company Disclosure Letter with regard to a representation of the Company, or in the Parent Disclosure Letter with regard to a representation of Parent or Merger Sub, shall be deemed made with respect to any other representation by such party where the nature of such exception or disclosure makes it reasonably apparent on its face that such exception or disclosure would be an appropriate exception or disclosure in such other representation(s).

(b) For purposes of this Agreement, the term “Knowledge” means, with respect to any fact or matter in question, (i) with respect to the Company, that any of John Kelley, Todd Oseth, Scott Berman, Rob Beyer, Raj Das, Thomas Despres, Michael Frendo, Tim Graumann, Gary Gysin, Tom McGimpsey, Jill Sanford or David Vitt has actual knowledge of such fact or matter, or (ii) with respect to Parent, that any “officer” (as such term is defined in Rule 16a-1(f) promulgated under the Exchange Act) has actual knowledge of such fact or matter.

(c) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with an entity, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or would be (i) materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity taken as a whole with its Subsidiaries or (ii) materially impedes the ability of such entity to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Legal Requirements; provided, however, that, for purposes of clause (i) above, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (A) any Effect resulting from compliance with the terms and conditions of this Agreement or actions taken at the express request of the other party to this Agreement (provided that the exception in this clause (A) shall not apply to the use of the term “Material Adverse Effect” in Sections 6.2(a) and 6.3(a) with respect to the representations and warranties contained in Sections 2.3, 2.7(k), 2.10, 2.12(g), 2.17, 2.18, 2.19, 2.20, 3.3, 3.10, 3.14, 3.15, 3.16 and 3.17), (B) (x) any loss of or adverse impact on relationships with employees, customers, suppliers or distributors, (y) any delays in or cancellations of orders for the products or services of such entity and (z) any reduction in revenues, in each case to the extent attributable to the announcement or pendency of the Merger, (C) any change in such entity’s stock price or trading volume, in and of itself, (D) failure to meet revenue or earnings projections, in and of itself, for any period ending (or for which earnings are released) on or after the date hereof (provided that the exception in this clause (D) shall not apply to the facts and circumstances underlying any such failure to the extent such facts and circumstances are not otherwise excluded pursuant to the preceding clauses (A) through (C) or the following clauses (E) through (J)), (E) any Effect resulting from changes affecting any of the industries in which such entity operates generally or the United States economy generally (except to the extent such changes disproportionately affect such entity), (F) any Effect resulting from changes affecting general worldwide economic or capital market conditions (except to the extent such changes disproportionately affect such entity), (G) any Effect resulting from (x) changes in applicable Legal Requirements or (y) GAAP or formal pronouncements by standards bodies related thereto, (H) acts of war or terrorism (except to the extent such acts disproportionately affect such entity), (I) earthquakes, hurricanes, tornadoes or other natural disasters (except to the extent such disasters disproportionately affect such entity) or (J) stockholder class action or derivative litigation arising from allegations of breach of fiduciary duty relating to this Agreement or false or misleading public disclosure (or omission) in connection with this Agreement (provided that the exception in this clause (J) shall not apply to the facts and circumstances underlying any allegation of false or misleading public disclosure (or omission) in connection with this Agreement).

(d) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5  Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.10.

8.6  Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7  Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

8.8  Governing Law; Specific Performance; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(c) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

8.9  Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10  Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11  Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

* * * **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ MICHAEL KLAYKO
Michael Klayko
Chief Executive Officer

WORLDCUP MERGER CORPORATION

By:	/s/ MICHAEL KLAYKO
Michael Klayko
Chief Executive Officer

MCDATA CORPORATION

By:	/s/ JOHN A. KELLEY, JR.
John A. Kelley, Jr.
Chief Executive Officer

* * * *AGREEMENT AND PLAN OF REORGANIZATION****

Annex B

AMENDMENT NUMBER 1
TO
AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NUMBER 1 TO AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of December 4, 2006, by and among Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), Worldcup Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and McDATA Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

RECITALS

A. Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Reorganization (the “Agreement”), dated August 7, 2006.

B. Parent, Merger Sub and the Company desire to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

AMENDMENTS

1.1  Amendment to Section 2.19 of the Agreement.  The reference to “150,330,384 shares of Company Common Stock” in Section 2.19 of the Agreement is hereby amended to be “154,330,384 shares of Company Common Stock”.

1.2  Amendments to Section 4.1(b) of the Agreement.

(a) Section 4.1(b)(xxiv) of the Agreement is hereby amended and replaced in its entirety by the following:

“Involuntarily terminate the employment of any employee or officer of the Company or any Subsidiary of the Company who (A) has received a contingent offer letter for employment by Parent, (B) is anticipated by Parent to receive a contingent offer letter for employment by Parent (provided such anticipated offer is communicated in writing to the Company), or (C) is one of the 250 Company employees eligible to receive retention benefits under the World Cup Retention Program, in each case, without the prior written consent of Parent, which consent shall not be unreasonably withheld; provided, however, nothing herein shall be deemed to change the at-will employment nature of any employee or officer of the Company (or any Subsidiary of the Company); or”

(b) The following is hereby added to the Agreement as Section 4.1(b)(xxv):

“Agree in writing or otherwise to take any of the actions described in (i) through (xxiv) above.”

1.3  Amendment to Section 5.9(f) of the Agreement.  The last sentence of Section 5.9(f) of the Agreement is hereby amended and replaced in its entirety by the following:

“Notwithstanding anything herein to the contrary, in the event a Continuing Employee is terminated involuntarily and without cause on or prior to the date that is 90 days following the Closing Date, such Continuing Employee shall be entitled to be designated as a Plan participant and therefore entitled to receive, and Parent shall pay, the cash severance benefits to which such Continuing Employee would be entitled pursuant to the Separation Pay Plan, subject to the terms and other conditions of the Separation Pay Plan which are described in the Company Disclosure Letter.”

1.4  World Cup Retention Program.  The third bullet point under the heading “Conditions for Receipt of Retention Benefits” of the World Cup Retention Program set forth on Annex 2 to the Company Disclosure Letter (the “Retention Plan”) is hereby amended and restated in its entirety by the following:

“The Employee waives rights to any cash severance and/or other retention benefits provided under any other agreement or plan, except however, with respect to (i) the severance benefits pursuant to the Company’s Separation Pay Plan (if applicable), (ii) any severance benefits required under applicable legal requirements, and (iii) the severance benefits pursuant to the agreements referenced in Sections 2.11 and 2.12 of the Company Disclosure Letter (as amended by this Amendment No. 1 to the Agreement).”

1.5  Amendments to the Company Disclosure Letter.  Page 43 of the Company Disclosure Letter is hereby amended and replaced in its entirety with the schedule set forth on Exhibit A attached hereto.

ARTICLE II

GENERAL PROVISIONS

2.1  Effect on Agreement.  The Agreement shall continue in full force and effect as amended by this Amendment. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement, as amended by this Amendment.

2.2  Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

2.3  Headings.  The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

2.4  Counterparts.  This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer

WORLDCUP MERGER CORPORATION

By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer

MCDATA CORPORATION

By:	/s/ John A. Kelley, Jr.
John A. Kelley, Jr.
Chief Executive Officer

* * * *AMENDMENT NUMBER 1 TO AGREEMENT AND PLAN OF REORGANIZATION****

Annex C

August 7, 2006

Board of Directors
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, California 95110

Members of the Board:

We understand that Brocade Communications Systems, Inc. (“Brocade”), McDATA Corporation (“McDATA”), and WorldCup Merger Corporation, a direct wholly owned subsidiary of Brocade (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated August 7, 2006 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into McDATA. Pursuant to the Merger, McDATA will become a wholly owned subsidiary of Brocade and each issued and outstanding share of class A common stock, par value $0.01 per share (the “Class A Common Stock”) and class B common stock, par value $0.01 per share (together with the Class A Common Stock, the “McDATA Common Stock”), of McDATA other than shares held in treasury or held by Brocade will be converted into the right to receive 0.75 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share (the “Brocade Common Stock”), of Brocade. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Brocade.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of Brocade and McDATA, respectively;

ii)	reviewed certain internal financial statements and projections and other financial and operating data concerning Brocade and McDATA, prepared by the managements of Brocade and McDATA, respectively;

iii)	discussed the past and current operations and financial condition and the prospects of Brocade and McDATA with the managements of Brocade and McDATA, respectively;

iv)	discussed certain strategic, financial and operational benefits anticipated from the Merger with the managements of Brocade and McDATA, respectively;

v)	reviewed the pro forma financial impact of the Merger on the combined company’s earnings per share and other metrics;

vi)	reviewed the reported prices and trading activity for the Brocade Common Stock and the McDATA Common Stock;

vii)	compared the financial performance of Brocade and McDATA and the prices and trading activity of Brocade Common Stock and McDATA Common Stock with that of certain other publicly-traded companies comparable with Brocade and McDATA, respectively, and their securities;

viii)	discussed the strategic rationale for the Merger with the management of Brocade and McDATA;

ix)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

x)	participated in discussions and negotiations among representatives of Brocade and McDATA and their financial and legal advisors;

xi)	reviewed the Merger Agreement and certain related documents; and

xii)	performed such other analyses and considered other such factors as we have deemed appropriate.

C-1

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Brocade and McDATA for the purposes of this opinion. With respect to the internal financial statements and projections, including information relating to the strategic, financial and operational benefits anticipated from the Merger and assessments regarding the prospects of Brocade and McDATA, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Brocade and McDATA, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have also assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse affect on the combined company resulting from the proposed Merger. We are not legal, tax or regulatory advisors and have relied upon without independent verification, the assessment by Brocade of the advice received from its legal, tax and regulatory advisors with respect to such matters.

We have relied upon, without independent verification, the assessment by the managements of Brocade and McDATA of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of Brocade and McDATA; (iii) their ability to retain key employees of Brocade and McDATA, respectively and (iv) the validity of, and risks associated with, Brocade’s and McDATA’s existing and future intellectual property, products, services and business models. We have not made any independent valuation or appraisal of the assets or liabilities of Brocade and McDATA, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Brocade in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for Brocade and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Brocade, McDATA or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of Brocade and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Brocade is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which Brocade Common Stock will trade following consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Brocade and McDATA should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Brocade.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Charles R. Cory
Charles R. Cory
Managing Director

C-2

Annex D

August 7, 2006

Board of Directors
McDATA Corporation
380 Interlocken Crescent
Broomfield, CO 80021

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of McDATA Corporation (the “Company”) and Class B common stock, par value $0.01 per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Company Common Stock”), of the Company, other than Brocade Communication Systems, Inc. (the “Acquiror”), of the Aggregate Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Reorganization (the “Merger Agreement”) to be entered into by and among the Company, the Acquiror and WorldCup Merger Corporation (the “Merger Sub”). The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive 0.75 shares of common stock, par value $0.001 per share (the “Acquiror Common Stock”), of the Acquiror. The aggregate number of shares of Acquiror Common Stock to be issued to the holders of Company Common Stock outstanding as of July 31, 2006 pursuant to the Merger Agreement shall be defined herein as the “Aggregate Consideration”.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated August 7, 2006 and certain related agreements, as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts, provided to us by the Company and the Acquiror, and have met with the Company’s and the Acquiror’s management to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. With respect to the publicly available research analyst’s financial forecasts (and additions and adjustments thereto and extrapolations therefrom) for the Acquiror to which we were directed by the Acquiror, we have been advised, and we have assumed at the direction of the Acquiror and with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial performance of the Acquiror and that such additions, adjustments and extrapolations have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror as to the future financial performance of the Acquiror. In addition, we have relied upon, without independent verification, the assessment of the managements of the Acquiror and the Company as to (i) their ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger, (iii) the existing technology, products and services of the Company and the Acquiror and the validity of, and risks associated with, the future technology, products and services of the Company and the Acquiror, and (iv) their ability to integrate the businesses of the Company and the Acquiror. We have also assumed, with your consent, that the

Merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. We have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals, consents and agreements for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger, that the Merger Agreement when signed will conform to the draft Merger Agreement reviewed by us in all respects material to our analyses, and that the Merger will be consummated in accordance with the terms of the draft Merger Agreement reviewed by us, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals (other than with respect to the outstanding litigation or investigations involving the Acquiror).

Our opinion addresses only the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than the Acquiror) of the Aggregate Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We understand that, in accordance with the Company’s amended and restated certificate of incorporation, filed with the Delaware Secretary of State on July 11, 2000, each share of Class A Common Stock and Class B Common Stock will be converted into the right to receive the same consideration in the proposed Merger and, consequently, with your approval, for purposes of our opinion and related analyses, we have treated all such shares of Company Common Stock as identical in all material respects. Our opinion does not address the allocation of the Aggregate Consideration among holders of different classes or series of the Company’s capital stock. We are not expressing any opinion as to what the actual value of the Acquiror Common Stock will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which such Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We do not express any opinion as to the outstanding litigation or investigations relating to the Acquiror, as to which we understand that the Company has conducted such diligence and other investigations, and has obtained such advice from qualified professionals, as it deems necessary. With respect to such litigation or investigations relating to the Acquiror, the Company has instructed us to assume, and we have assumed, without independent verification, and based solely upon the assessment and judgment of the management and counsel of the Company, (i) that the aggregate amount of losses, if any, that could be assessed against or agreed to by the Acquiror in connection with such litigation or investigations will not exceed the amount estimated by the management of the Company, and (ii) that no such litigation or investigations relating to the Acquiror will otherwise have an adverse impact on the current or future results of operations of the Acquiror. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, and in the future may provide, investment banking and other financial services to the Company or the Acquiror, for which we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of our business, we and our affiliates may acquire, hold or sell, for their own account and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration is fair, from a financial point of view, to the holders of Company Common Stock, other than the Acquiror.

Very truly yours,

/s/ CREDIT SUISSE SECURITIES (USA) LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Exculpation and Indemnification.

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. Brocade’s certificate of incorporation and bylaws provide that a director will not be liable for monetary damages for breach of fiduciary duty to the fullest extent provided by DGCL as the same exists or as may hereafter be amended.

In addition, Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. Brocade’s certificate of incorporation and bylaws provide for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law.

Brocade has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in DGCL. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

Merger Agreement Provisions Relating to McDATA Directors and Officers.

Pursuant to the merger agreement, as of the effective time of the merger and for a period of six years thereafter, Brocade agreed to assume, to the fullest extent permitted by applicable law, the obligations of McDATA to indemnify former officers or directors of McDATA pursuant to indemnification agreements in effect on the date of the merger agreement and in accordance with the terms of McDATA’s certificate of incorporation and bylaws in effect immediately prior to the effective time of the merger.

Subject to certain limitations, Brocade agreed, for a period of six years after the effective time of the merger, to use all reasonable efforts to cause the surviving corporation to maintain directors’ and officers’ liability insurance for McDATA’s directors and officers as provided in the merger agreement. Subject to the limitations in the merger agreement, including but not limited to a maximum annual premium, such liability insurance will cover those persons covered by, and will be in an amount and scope at least as favorable as, McDATA’s existing directors’ and officers’ liability policy on the date of the merger agreement.

To the extent that any director or officer is entitled to indemnity or insurance coverage pursuant to the agreements, charter documents or insurance specified in the two paragraphs above, such persons are third-party beneficiaries of the merger agreement. If Brocade or McDATA consolidates or merges with another entity and is not the surviving entity in such transaction, or transfers all or substantially all of its properties and assets to any other person, then Brocade or McDATA, as applicable, will provide in such transaction that the surviving entity or successor will honor the obligation to provide such indemnity and insurance coverage.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

2.1		Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade Communications Systems, Inc., Worldcup Merger Corporation and McDATA Corporation (included as Annex A to the joint proxy statement/prospectus)
2.2		Amendment Number 1 to Agreement and Plan of Reorganization, dated as of December 4, 2006, among Brocade Communications Systems, Inc., Worldcup Merger Corporation and McDATA Corporation (included as Annex B to the joint proxy statement/prospectus)
3.1		Amended and Restated Certificate of Incorporation of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Annual Report on Form 10-K for the fiscal year ended October 27, 2001)
3.2		Amended and Restated Bylaws of Brocade Communications Systems, Inc., effective as of November 17, 2006 (incorporated by reference to Exhibit 99.1 from Brocade’s Form 8-K as filed on November 24, 2006)
4.1		Preferred Stock Rights Agreement between Wells Fargo Bank, N.A. and Brocade dated February 2, 2002 (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form 8-A filed on February 11, 2002)
4.2		Amendment No. 1 to Preferred Stock Rights Agreement between Wells Fargo Bank, N.A. and Brocade dated August 7, 2006 (incorporated by reference to Exhibit 99.3 from Brocade’s Current Report on Form 8-K filed August 8, 2006)
4.3		Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form 8-A filed on February 11, 2002)
4.4		Form of Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form S-1 (Reg. No. 333-74711), as amended)
4.5		Form of Convertible Debenture (incorporated by reference to Exhibit 4.3 from Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2002)
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Brocade common stock in connection with the merger
8.1		Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
8.2		Tax opinion of Weil, Gotshal & Manges, LLP
10	.108*†	Change of Control Retention Agreement entered into by Brocade Communications Systems, Inc. and Tyler Wall dated June 22, 2005
23.1		Consent of KPMG LLP, independent registered public accounting firm, with respect to Brocade Communications Systems, Inc.
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm, with respect to McDATA Corporation
23.3		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, with respect to McDATA Corporation

Exhibit
Number		Description

23.4		Consent of KPMG LLP, independent registered public accounting firm of Computer Network Technology Corporation
23.5		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)
23.6		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)
23.7		Consent of Weil, Gotshal & Manges, LLP (set forth in Exhibit 8.2)
24	.1†	Power of Attorney
99.1		Form of Brocade Proxy Card
99.2		Form of McDATA Proxy Card
99.3		Consent of Morgan Stanley & Co. Incorporated
99.4		Consent of Credit Suisse Securities (USA) LLC

*	Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

†	Previously filed.

(b) Financial Statement Schedules

The following documents are filed as part of the joint proxy statement/prospectus:

(1) Financial Statements:

Reference is made to the Consolidated Financial Statements of Brocade incorporated by reference into this joint proxy statement/prospectus.

(2) Financial Statement Schedules:

The following financial statement schedule of Brocade for the years ended October 29, 2005, October 30, 2004 and October 25, 2003, is incorporated by reference into this joint proxy statement/prospectus and should be read in conjunction with the Consolidated Financial Statements of Brocade.

Schedule II - Valuation and Qualifying Accounts II-11

(c) Reports, opinions or appraisals

Opinions of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (attached as Annexes C and D, respectively, to the joint proxy statement/prospectus filed as part of this registration statement).

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) (A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Act if, in the aggregate, the changes in amount and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(7) (A) That, for the purpose of determining liability under the Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B) That, for the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended October 29, 2005, October 30, 2004, and October 25, 2003

		Additions
	Balance at	Charged to		Balance at
	Beginning of	Expenses/		End of
Description	Period	Revenues	Deductions*	Period
	(In thousands)

Allowance for doubtful accounts:
2005	$409	$200	$(142)	$467
2004	$639	$—	$(230)	$409
2003	$1,927	$(491)	$(797)	$639
Sales returns and allowances:
2005	$3,452	$2,755	$(1,732)	$4,475
2004	$3,541	$3,406	$(3,495)	$3,452
2003	$1,836	$3,628	$(1,923)	$3,541

*	Deductions related to the allowance for doubtful accounts and sales returns and allowances represent amounts written off against the allowance less recoveries.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on December 4, 2006.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael Klayko	Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2006

/s/ Richard Deranleau Richard Deranleau	Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)	December 4, 2006

* Dave House	Chairman of the Board of Directors	December 4, 2006

* Neal Dempsey	Director	December 4, 2006

* Glenn Jones	Director	December 4, 2006

* L. William Krause	Director	December 4, 2006

* Michael J. Rose	Director	December 4, 2006

* Sanjay Vaswani	Director	December 4, 2006

* Robert R. Walker	Director	December 4, 2006

*	Executed on December 4, 2006 by Richard Deranleau as attorney-in-fact under power of attorney granted by the registration statement filed by Brocade Communications Systems, Inc. on October 3, 2006.

/s/  Richard Deranleau
Richard Deranleau
Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

2.1		Agreement and Plan of Reorganization, dated as of August 7, 2006, among Brocade Communications Systems, Inc., Worldcup Merger Corporation and McDATA Corporation (included as Annex A to the joint proxy statement/prospectus)
2.2		Amendment Number 1 to Agreement and Plan of Reorganization, dated as of December 4, 2006, among Brocade Communications Systems, Inc., Worldcup Merger Corporation and McDATA Corporation (included as Annex B to the joint proxy statement/prospectus)
3.1		Amended and Restated Certificate of Incorporation of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Annual Report on Form 10-K for the fiscal year ended October 27, 2001)
3.2		Amended and Restated Bylaws of Brocade Communications Systems, Inc., effective as of November 17, 2006 (incorporated by reference to Exhibit 99.1 from Brocade’s Form 8-K as filed on November 24, 2006)
4.1		Preferred Stock Rights Agreement between Wells Fargo Bank, N.A. and Brocade dated February 2, 2002 (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form 8-A filed on February 11, 2002)
4.2		Amendment No. 1 to Preferred Stock Rights Agreement between Wells Fargo Bank, N.A. and Brocade dated August 7, 2006 (incorporated by reference to Exhibit 99.3 from Brocade’s Current Report on Form 8-K filed August 8, 2006)
4.3		Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form 8-A filed on February 11, 2002)
4.4		Form of Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form S-1 (Reg. No. 333-74711), as amended)
4.5		Form of Convertible Debenture (incorporated by reference to Exhibit 4.3 from Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2002)
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to the issuance of shares of Brocade common stock in connection with the merger
8.1		Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
8.2		Tax opinion of Weil, Gotshal & Manges, LLP
10	.108*†	Change of Control Retention Agreement entered into by Brocade Communications Systems, Inc. and Tyler Wall dated June 22, 2005
23.1		Consent of KPMG LLP, independent registered public accounting firm, with respect to Brocade Communications Systems, Inc.
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm, with respect to McDATA Corporation
23.3		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, with respect to McDATA Corporation
23.4		Consent of KPMG LLP, independent registered public accounting firm of Computer Network Technology Corporation
23.5		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 5.1)
23.6		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (set forth in Exhibit 8.1)
23.7		Consent of Weil, Gotshal & Manges, LLP (set forth in Exhibit 8.2)
24	.1†	Power of Attorney

Exhibit
Number	Description

99.1	Form of Brocade Proxy Card
99.2	Form of McDATA Proxy Card
99.3	Consent of Morgan Stanley & Co. Incorporated
99.4	Consent of Credit Suisse Securities (USA) LLC

*	Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

†	Previously filed.